BANCO BBVA ARGENTINA S.A.

FINANCIAL STATEMENTS FOR THE

FISCAL YEAR ENDED

DECEMBER 31, 2024

Banco BBVA Argentina S.A.

TABLE OF CONTENTS

Financial statements for the fiscal year ended December 31, 2024, comparatively presented.

Consolidated Statement of Financial Position

Consolidated Statement of Income

Consolidated Statement of Other Comprehensive Income

Consolidated Statement of Changes in Shareholders’ Equity

Consolidated Statement of Cash Flows

Notes

Exhibits

Separate Statement of Financial Position

Separate Statement of Income

Separate Statement of Other Comprehensive Income

Separate Statement of Changes in Shareholders’ Equity

Separate Statement of Cash Flows

Notes

Exhibits

Project for the distribution of earnings

Reporting Summary

Audit report issued by the Independent Auditor on the consolidated financial statements

Audit report issued by the Independent Auditor on the separate financial statements

Supervisory Committee’s Report

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2024 AND 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 55)

	Notes and Exhibits	12.31.24	12.31.23

ASSETS

Cash and deposits in banks	3 and P	2,823,883,767	2,488,919,061

Cash		1,781,763,440	1,583,725,745
Financial institutions and correspondents		1,042,120,327	905,193,316
B.C.R.A.		758,790,439	783,628,140
Other in the country and abroad		283,329,888	121,565,176

Debt securities at fair value through profit or loss	4, A and P	91,797,177	492,324,281

Derivative instruments	5 and P	9,863,462	21,780,413

Repo transactions and surety bonds	6 and P	-	2,618,426,757

Other financial assets	7	253,091,966	198,411,963

Loans and other financing	8	7,538,571,532	4,301,897,429

Non-financial Government sector		964,726	316,210
Other financial institutions		58,268,412	33,647,488
Non-financial Private Sector and Residents Abroad		7,479,338,394	4,267,933,731

Other debt securities	9, A and P	2,496,585,238	1,650,145,523

Financial assets pledged as collateral	10 and P	462,967,978	569,743,007

Current income tax assets	11.1	45,438,057	349,167

Investments in equity instruments	12, A and P	12,657,707	11,347,464

Investments in associates	13	23,817,993	26,929,047

Property and equipment	14 and F	646,547,368	649,407,209

Intangible assets	15 and G	69,228,950	72,161,118

Deferred income tax assets	11.3	25,350,085	6,197,120

Other non-financial assets	16	221,447,859	227,005,774

Non-current assets held for sale	17	3,749,640	1,855,763

TOTAL ASSETS		14,724,998,779	13,336,901,096

The accompanying explanatory notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2024 AND 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 55)

	Notes and Exhibits	12.31.24	12.31.23

LIABILITIES

Deposits	18, H and P	9,929,679,125	7,925,054,235

Non-financial Government sector		120,614,473	74,112,350
Financial Sector		4,327,184	5,603,327
Non-financial Private Sector and Residents Abroad		9,804,737,468	7,845,338,558

Liabilities at fair value through profit or loss	19	-	22,495,621

Derivative instruments	5 and P	3,858,635	4,671,486

Other financial liabilities	20 and P	1,195,339,210	976,139,925

Financing received from the BCRA and other financial institutions	21 and P	200,930,558	61,387,247

Corporate bonds issued	22 and P	115,898,590	27,910,020

Current income tax liabilities	11.2	13,774,022	418,467,790

Provisions	23 and J	47,098,283	45,128,635

Deferred income tax liabilities	11.3	-	50,991,717

Other non-financial liabilities	24	597,488,183	703,413,124

TOTAL LIABILITIES		12,104,066,606	10,235,659,800

EQUITY

Share capital	26	612,710	612,710
Non-capitalized contributions		6,744,974	6,744,974
Capital adjustments		902,627,443	902,627,443
Reserves		1,266,599,683	1,415,790,037
Other accumulated comprehensive income		49,037,154	378,027,252
Income for the year		353,242,437	358,310,939
Equity attributable to owners of the Parent		2,578,864,401	3,062,113,355
Equity attributable to non-controlling interests		42,067,772	39,127,941

TOTAL EQUITY		2,620,932,173	3,101,241,296

TOTAL LIABILITIES AND EQUITY		14,724,998,779	13,336,901,096

The accompanying explanatory notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2024 and 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 55)

	Notes and Exhibits	12.31.24	12.31.23

Interest income	27 and Q	4,696,241,574	6,933,449,775
Interest expense	28 and Q	(1,763,174,731)	(3,386,243,698)

Net interest income		2,933,066,843	3,547,206,077

Commission income	29 and Q	555,263,188	554,853,070
Commission expense	30 and Q	(272,679,863)	(252,260,084)

Net commission income		282,583,325	302,592,986

Net income/(loss) from measurement of financial instruments at fair value through profit or loss	31 and Q	147,665,951	(52,237,951)
Net income from write-down of assets at amortized cost and at fair value through OCI	32	241,671,545	88,391,254
Foreign exchange and gold gains	33	54,636,460	457,541,435
Other operating income	34	142,790,472	146,440,914
Impairment of financial assets	35	(217,655,681)	(166,331,128)

Net operating income		3,584,758,915	4,323,603,587

Personnel benefits	36	(515,595,297)	(540,272,252)
Administrative expenses	37	(564,278,023)	(543,241,537)
Asset depreciation and impairment	38	(79,611,677)	(62,448,521)
Other operating expenses	39	(495,272,747)	(575,555,894)

Operating income		1,930,001,171	2,602,085,383

Income from associates and joint ventures		50,755	2,518,723
Loss on net monetary position	2.1.5.	(1,485,575,930)	(1,946,902,761)

Income before income tax		444,475,996	657,701,345

Income tax	11.4	(86,823,343)	(298,525,376)

Net income for the year		357,652,653	359,175,969

Net income for the year attributable to:
Owners of the Bank		353,242,437	358,310,939
Non-controlling interests		4,410,216	865,030

The accompanying explanatory notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2024 AND 2023

EARNINGS PER SHARE

AS OF DECEMBER 31, 2024 AND 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 55)

Accounts	12.31.24	12.31.23

Numerator:

Net income attributable to owners of the Parent	353,242,437	358,310,939
Net income attributable to owners of the Parent adjusted to reflect the effect of dilution	353,242,437	358,310,939

Denominator:

Weighted average of outstanding common shares for the year	612,710,079	612,710,079
Weighted average of outstanding common shares for the year adjusted to reflect the effect of dilution	612,710,079	612,710,079

Basic earnings per share (stated in pesos)	576.5246	584.7969
Diluted earnings per share (stated in pesos) (1)	576.5246	584.7969

(1) As Banco BBVA Argentina S.A. has not issued financial instruments with dilution effects on earnings per share, basic earnings and diluted earnings per share are equal.

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2024 AND 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 55)

	Note	12.31.24	12.31.23

Net income for the year		357,652,653	359,175,969

Other comprehensive income components to be reclassified to income/(loss) for the year:
Profit or losses from financial instruments at fair value through OCI

Profit or losses from financial instruments at fair value through OCI		(381,707,896)	724,028,277
Adjustment for reclassifications for the year		(122,608,090)	(75,817,890)
Income tax	11.4	173,711,328	(220,876,116)

		(330,604,658)	427,334,271
Other comprehensive income components not to be reclassified to income/(loss) for the year:

Income or loss on equity instruments at fair value through OCI

Income/(loss) for the year from equity instruments at fair value through OCI		144,175	3,013,301

		144,175	3,013,301

Total Other Comprehensive Income/(loss) for the year		(330,460,483)	430,347,572

Total Comprehensive Income		27,192,170	789,523,541

Total Comprehensive Income:
Attributable to owners of the Bank		24,252,339	787,188,041
Attributable to non-controlling interests		2,939,831	2,335,500

The accompanying explanatory notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 55)

	2024
	Share Capital	Non-capitalized contributions		Other Comprehensive Income/(loss)	Reserves

	Outstanding shares	Share premium		Income/(loss) on financial instruments at fair value through OCI				Total equity attributable to controlling interests	Total equity attributable to non-controlling interests	Total
			Equity adjustments				Retained Earnings
Transactions					Legal	Other

Restated balances at the beginning of the year	612,710	6,744,974	902,627,443	378,027,252	580,924,443	834,865,594	358,310,939	3,062,113,355	39,127,941	3,101,241,296

Total comprehensive income for the year
- Net income for the year	-	-	-	-	-	-	353,242,437	353,242,437	4,410,216	357,652,653
- Other comprehensive loss for the year	-	-	-	(328,990,098)	-	-	-	(328,990,098)	(1,470,385)	(330,460,483)

- Distribution of Retained Earnings approved by the Shareholders’ Meeting held on April 26, 2024 (Note 44 to the consolidated financial statements):
Legal Reserve	-	-	-	-	71,662,188	-	(71,662,188)	-	-	-
Other	-	-	-	-	-	286,648,751	(286,648,751)	-	-	-

- Distribution of dividends approved by the Shareholders’ Meeting held on April 26, by the B.C.R.A. on May 3, and by the Board of Directors’ at its meeting held on May 6, 2024 (Note 44):
Dividends in kind and in cash(1)	-	-	-	-	-	(507,501,293)	-	(507,501,293)	-	(507,501,293)

Balances at fiscal year end	612,710	6,744,974	902,627,443	49,037,154	652,586,631	614,013,052	353,242,437	2,578,864,401	42,067,772	2,620,932,173

(1) Dividends per share amounts to pesos 431.24 (in nominal values)
The accompanying explanatory notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 55)

	2023
	Share	Non-capitalized		Other Comprehensive
	capital	contributions		Income /(loss)	Reserves
	Outstanding shares	Share premium		Income / (Loss) on financial instruments at fair value through OCI			Retained earnings	Total equity attributable to controlling interests	Total equity attributable to non-controlling interests	Total

			Equity adjustments
Transactions					Legal	Other

Restated balances at the beginning of the year	612,710	6,744,974	902,627,443	(50,849,850)	501,141,870	685,322,910	398,912,866	2,444,512,923	36,641,274	2,481,154,197

Total comprehensive income for the year
- Net income for the year	-	-	-	-	-	-	358,310,939	358,310,939	865,030	359,175,969
- Other comprehensive income for the year	-	-	-	428,877,102	-	-	-	428,877,102	1,470,470	430,347,572

- Distribution of Retained Earnings approved by the Shareholders’ Meeting held on April 28, 2023 (Note 44):
Legal Reserve	-	-	-	-	79,782,573	-	(79,782,573)	-	-	-
Other	-	-	-	-	-	319,130,293	(319,130,293)	-	-	-

- Distribution of dividends, approved by the Superintendency of Financial and Foreign Exchange Institutions of the BCRA on May 31 and by the Board of Directors at its meeting held on June 7, 2023 (Note 44 to the consolidated financial statements):
Dividends in kind and in cash (1)	-	-	-	-	-	(169,587,609)	-	(169,587,609)	-	(169,587,609)

- Subsidiary’s capital increase (Note 2.2.)	-	-	-	-	-	-	-	-	151,167	151,167

Balances at fiscal year-end	612,710	6,744,974	902,627,443	378,027,252	580,924,443	834,865,594	358,310,939	3,062,113,355	39,127,941	3,101,241,296

(1) Dividends per share amounts to pesos 58.05 (in nominal values)
The accompanying explanatory notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2024 AND 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 55)

Accounts	12.31.24	12.31.23

Cash flows from operating activities

Income before income tax	444,475,996	657,701,345

Adjustment for total monetary income for the year	1,485,575,930	1,946,902,761

Adjustments to obtain cash flows from operating activities:	940,788,901	(934,787,650)
Depreciation and amortization	79,611,677	62,448,521
Impairment of financial assets	217,655,681	166,331,128
Effect of foreign exchange changes on cash and cash equivalents	541,852,227	(1,247,476,057)
Other adjustments	101,669,316	83,908,758

Net decreases from operating assets:	(8,626,247,343)	(10,289,003,037)
Debt securities at fair value through profit or loss	139,961,931	(622,986,975)
Derivative instruments	1,240,019	(31,024,615)
Repo transactions and surety bonds	1,069,328,997	(3,335,569,545)
Loans and other financing	(6,705,212,841)	(4,692,924,170)
Non-financial Government sector	(1,151,102)	(1,077,758)
Other financial institutions	(44,722,634)	(35,757,728)
Non-financial Private Sector and Residents Abroad	(6,659,339,105)	(4,656,088,684)
Other debt securities	(2,715,058,005)	(446,125,370)
Financial assets pledged as collateral	(176,852,286)	(719,791,454)
Investments in equity instruments	(96,958,599)	(9,875,170)
Other assets	(142,696,559)	(430,705,738)

Net increases from operating liabilities:	8,620,083,208	9,944,389,403
Deposits	7,762,537,399	7,960,632,428
Non-financial Government sector	206,884,091	73,165,965
Financial sector	17,181,908	7,448,076
Non-financial Private Sector and Residents Abroad	7,538,471,400	7,880,018,387
Liabilities at fair value through profit or loss	(16,571,099)	23,064,821
Derivative instruments	1,824,916	8,296,920
Repo transactions and surety bonds	8,331,275	79,692
Other liabilities	863,960,717	1,952,315,542

Income tax paid	(274,977,772)	(15,377,796)

Total cash flows generated by operating activities	2,589,698,920	1,309,825,026

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2024 AND 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 55)

Accounts	12.31.24	12.31.23

Cash flows from investing activities

Payments:	(166,029,679)	(96,161,217)
Purchase of property and equipment, intangible assets and other assets	(164,525,453)	(91,783,378)
Other payments related to investing activities	(1,504,226)	(4,377,839)

Collections:	3,633,976	2,533,639
Other collections related to investing activities	3,633,976	2,533,639

Total cash flows used in investing activities	(162,395,703)	(93,627,578)

Cash flows from financing activities

Payments:	(114,415,612)	(90,253,305)
Dividends	(90,609,727)	(606,095)
Non-subordinated corporate bonds	(10,729,920)	(1,231,274)
Financing from local financial institutions	-	(74,854,530)
Payment of lease liabilities	(13,075,965)	(13,561,406)

Collections:	238,807,228	32,638,527
Non-subordinated corporate bonds	99,271,683	30,821,854
Financing from local financial institutions	101,954,554	-
Other collections related to financing activities	37,580,991	1,816,673

Total cash flows generated by / (used in) financing activities	124,391,616	(57,614,778)

Effect of exchange rate changes on cash and cash equivalents	(541,852,227)	1,247,476,057
Effect of net monetary income/(loss) of cash and cash equivalents	(1,674,877,900)	(1,926,374,406)

Total changes in cash flows	334,964,706	479,684,321
Restated cash and cash equivalents at the beginning of the year (Note 3)	2,488,919,061	2,009,234,740
Cash and cash equivalents at fiscal year-end (Note 3)	2,823,883,767	2,488,919,061

The accompanying explanatory notes and exhibits are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024, COMPARATIVE WITH THE PREVIOUS FISCAL YEAR

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 55)

1. General Information

1.1. Information on Banco BBVA Argentina S.A.

Banco BBVA Argentina S.A. (hereinafter, either “BBVA Argentina”, the “Entity” or the “Bank”) is a corporation (“sociedad anónima”) incorporated under the laws of Argentina, operating as a universal bank with a network of 235 national branches.

Since December 1996, BBVA Argentina is part of the global strategy of Banco Bilbao Vizcaya Argentaria S.A. (hereinafter, either “BBVA” or the “Parent”), which directly and indirectly controls the Entity, by holding 66.55% of the share capital as of December 31, 2024.

These consolidated financial statements include the Entity and its subsidiaries (collectively referred to as the “Group”). Basis of consolidation is described in Note 2.2.

Part of the Entity's share capital is publicly traded and has been registered with the Buenos Aires Stock Exchange, the New York Stock Exchange, and the Madrid Stock Exchange.

1.2 Evolution of the macroeconomic situation and the financial and capital systems

In recent years, the Argentine financial market has observed a prolonged period of volatility in the market values of public and private financial instruments, including a high level of country risk, an increase in the official exchange rate between the Argentine peso and the US dollar, an increase in interest rates, and a significant acceleration in the rate of inflation (see note 2.1.5. Measuring Unit).

On December 10, 2023, the new authorities of the Argentine National Government took office and promoted a series of emergency measures within the framework of an economic policy proposal that, among its main objectives, seeks to the elimination of the fiscal deficit based on the reduction of the primary public expenditure of both the Nation and the Provinces, and the resizing of the State’s structure, by eliminating subsidies and transfers.

Particularly, as regards the U.S. dollar price, since the end of 2019 the gap between the official U.S. dollar price -mainly used for foreign trade- and the market alternative values, reaching caps of around 200% by the end of 2023. During this period, the Argentine peso experienced a devaluation of nearly 55%. In 2024, the referred gap has significantly narrowed, amounting to approximately 12% as of the date of these financial statements.

On the other hand, the National Government and the BCRA reformulated monetary and financial policies to drastically reduce the so-called quasi-fiscal deficit. The exchange of the BCRA's obligations with banks, including puts on public securities held by financial institutions, and their transfer to the National Treasury together with the fiscal surplus obtained by the National Government and the rollover of peso-denominated debt services, significantly absorbed the money surplus in the economy, thereby reducing both inflation (8% during the fourth quarter of 2024) and nominal interest rates.

In terms of the national public debt management, a restructuring process has been observed, including various voluntary swaps and agreements reached regarding claims with the Paris Club and the International Monetary Fund. In addition, in recent months, the authorities in charge of the Ministry of National Economy and the BCRA (Central Bank of Argentina) have implemented restrictive monetary policy measures, along with a process of debt transfer from the BCRA to the National Treasury. This included the repurchase by the BCRA of a large portion of the put options on public securities held by financial institutions.

The comprehensive program pursued by the new Administration includes economic, legal, foreign relations, infrastructure and other reforms. On December 20, 2023, Emergency Decree No. 70/2023 was issued establishing a significant number of reforms regarding which different players filed constitutional protection actions in Court in order to stop them from being implemented. In addition, on July 8, 2024, Law 27,742, as enacted by the Federal Executive through Executive Decree No. 592/2024, was published on the Official Gazette, includes issues such as delegated powers to the Federal Executive, and tax, labor, and social security reforms, among others. As of the date of these financial statements, the referred law is pending regulation.

Additionally, the national and international macroeconomic context generates a certain degree of uncertainty regarding its future evolution with regard to the level of economic recovery at the global level.

For all of the above, the Entity’s Management permanently monitors the macro and local environment to determine the actions to adopt and identify potential impacts on the Entity’s assets and financial situation, which could be reflected in the financial statements of future periods.

2. Basis for the preparation of these financial statements and applicable accounting standards

2.1. Basis for preparation

2.1.1. Applicable Accounting Standards

These consolidated financial statements of the Bank were prepared in accordance with the financial reporting framework set forth by the BCRA (Communication “A” 6114 as supplemented by the BCRA). Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on IFRS Accounting Standards (International Financial Reporting Standards) as issued by the IASB (International Accounting Standards Board) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the International Financial Reporting Standards (IFRS), the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

Out of the exceptions set forth by the BCRA to the application of current IFRS Accounting Standards, the following affects the preparation of these consolidated financial statements:

a)	Within the framework of the convergence process to IFRS Accounting Standards established by Communication “A” 6114, as amended and supplemented, the BCRA provided that for fiscal years starting on or after January 1, 2020, financial institutions defined as “Group A” according to BCRA regulations, as such is the case of the Entity, are required to start to apply paragraph 5.5 “Impairment” of IFRS 9 “Financial Instruments” (paragraphs B5.5.1 through B5.5.55) except for exposures to the public sector, considering the exclusion set forth by Communication “A” 6847.

Had the abovementioned paragraph 5.5. “Impairment” been applied in full, according to a global estimate made by the Entity, as of December 31, 2024 and 2023, its shareholders’ equity would have been reduced by 5,104,941 and 20,384,548, respectively.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Entity comply with the IFRS Accounting Standards that have been currently approved and are applicable in the preparation of these consolidated financial statements in accordance with the IFRS Accounting Standards as adopted by the BCRA as per Communication “A” 8164. In general, the BCRA does not allow the early application of any IFRS Accounting Standards, unless otherwise specified.

These financial statements were approved by the Board of Directors of Banco BBVA Argentina S.A. on March 5, 2025.

2.1.2. Figures stated in thousands of pesos

These consolidated financial statements expose figures stated in thousands of Argentine pesos in terms of purchasing power as of December 31, 2024 and are rounded to the nearest amount in thousands of pesos.

The Entity and its subsidiaries consider the Argentine peso as their functional and presentation currency.

2.1.3. Presentation of Statement of Financial Position

The Entity presents its Statement of Financial Position in order of liquidity, according to the model set forth in Communication “A” 6324 of the BCRA.

Financial assets and financial liabilities are generally reported in gross figures in the Statement of Financial Position. They are offset and reported on a net basis only if there is a legal and unconditional right to offset them and Management has the intention to settle them on a net basis or to realize assets and settle liabilities simultaneously.

These consolidated financial statements were prepared on the basis of historical amounts, except for certain species which were valued at Fair value through Other Comprehensive Income (OCI) or at Fair Value through Profit or Loss. In addition, in the case of derivatives, both assets and liabilities were valued at Fair Value through profit or loss.

2.1.4. Comparative information

The Consolidated Statements of Financial Position, Income, Other Comprehensive Income, Changes in Shareholders’ Equity and Cash Flows and the related Notes as of December 31, 2024 are presented comparatively with the previous fiscal year end.

The figures of comparative information have been restated in order to consider the changes in the general purchasing power of the currency and, as a result, are stated in the measuring unit current as of the end of the reporting year (see “Measuring unit” below).

2.1.5. Measuring Unit

These consolidated condensed interim financial statements as of December 31, 2024 have been restated to be expressed in the purchasing power currency as of that date, as set forth in IAS 29 “Financial Reporting in Hyperinflationary Economies” and considering, in addition, the particular rules issued by the BCRA in Communications “A” 6651, 6849, as amended and supplemented, which established that such method should be applied to financial statements for fiscal years starting on, and after January 1, 2020 and defined December 31, 2018 as transition date.

IFRS Accounting Standards require that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be restated in constant currency. In order to achieve uniformity in the identification of such an economic environment, IAS 29 establishes (i) certain non-exclusive qualitative indicators consisting of analyzing the behavior of the population, prices, interest rates and salaries in view of the evolution of price indexes and the loss of purchasing power of the currency, and (ii) as a quantitative characteristic, which is the condition most commonly considered in practice, to verify whether the cumulative inflation rate in three years approaches or exceeds 100%. Due to several macroeconomic factors, three-year inflation was above this figure, while the national government's targets and other available projections indicate that this trend will not be reversed in the short term.

Such restatement should be made as if the economy has always been hyperinflationary, using a general price index that reflects the changes in the purchasing power of currency. In order to make such restatements, a series of indexes prepared and published on a monthly basis by the Argentine Federation of Professional Councils of Economic Sciences (“FACPCE”), which combines the consumer price index (CPI) as from January 2017 (base month: December 2016) with the domestic wholesale price index (IPIM, as per its Spanish acronym) published by INDEC until such date, computing for November and December 2015, for which the INDEC did not published any information on the variation of the IPIIM, the variation of the CPI in the City of Buenos Aires.

Considering the index referred to above, inflation for the fiscal years ended December 31, 2024 and 2023 was 117.76% and 211.41%, respectively.

Below is a description of the main impacts of applying IAS 29 and the restatement process of financial statements set forth by Communication “A” 6849, as supplemented, of the BCRA:

a)	Description of the main aspects of the restatement process of the statement of financial position:

i.	Monetary items (those with a fixed nominal value in local currency) are not restated, as they are already expressed in the measuring unit current as of the end of the reporting year. In an inflationary period, holding monetary assets generates a loss of purchasing power and holding monetary liabilities generates a gain in purchasing power, provided that such items are not subject to an adjustment mechanism that may offset these effects to some extent. Gain or loss on net monetary position is included in income (loss) for the reporting year.
ii.	Assets and liabilities subject to adjustments pursuant to specific agreements are adjusted according to such agreements.
iii.	Non-monetary items measured at their current values at the end of the reporting year are not restated for their presentation in the statement of financial position, but the adjustment process must be completed in order to determine in terms of constant measuring unit, the gain or loss generated for holding those non-monetary items.
iv.	Non-monetary items measured at historical cost or at a value current as of a date prior to the end of the reporting year are restated at indexes that reflect the variation occurred in the general price index as from the date of acquisition or restatement until the closing date, and then the restated amounts of said assets are compared with the relevant recoverable values. Charges to income or loss for the year of depreciation of property and equipment and amortization of intangible assets, as well as any other consumption of non-monetary assets are determined based on the new restated amounts.
v.	The restatement of non-monetary assets in terms of a measuring unit current at the end of the reporting year without an equivalent adjustment for tax purposes results in a taxable temporary difference and the recognition of deferred tax liabilities, whose balancing entry is recognized in income or loss for the year.

b)	Description of the main aspects of the restatement process of the statements of income and other comprehensive income:

i.	Expenses and income are restated as from the date of their booking, except those income or loss items that reflect or include in their determination the consumption of assets in purchasing power currency of a date prior to the booking of the consumption, which are restated taking as basis the date of origination of the asset with which the item is related; and also except for income or loss arising from comparing two measurements expressed in purchasing power currency of different dates, for which it is necessary to identify the amounts compared, restate them separately, and make the comparison again, but with the amounts already restated.
ii.	Gain or loss on net monetary position will be classified according to the item that originated it, and is presented in a separate line reflecting the effect of inflation on monetary items.

c)	Description of the main aspects of the restatement process of the statement of changes in shareholders’ equity:

i.	As of the transition date (December 31, 2018), the Entity has applied the following procedures:
a)	Equity items, except those stated below, are restated as from the date on which they were subscribed for or paid-in, as set forth in Communication “A” 6849 for each particular item.
b)	Reserves, including the reserve for first time application of IFRS Accounting Standards, were maintained at their nominal value as of the transition date (non-restated legal amount).
c)	Restated retained earnings are determined according to the difference between restated net assets as of the transition date and the rest of the components of initial equity restated as described above.
d)	Balances of other accumulated comprehensive income were restated as of the transition date.

ii.	After the restatement as of the transition date stated in (i) above, all the shareholders’ equity components are restated by applying the general price index from the beginning of the fiscal year and each variation of those components is restated from the date of contribution or from the moment such variation occurred by other means, restating the balances of other accumulated comprehensive income according to the items that give rise to it. Under BCRA requirements, the restatement of share capital and additional paid-in capital is disclosed under “Inflation adjustment to the share capital” account.

d)	Description of the main aspects of the restatement process of the statement of cash flows:

i.	All items are restated in terms of the measuring unit current as of the end of the reporting year.
ii.	Monetary gain or loss on the components of cash and cash equivalents are disclosed in the statement of cash flows after operating, investing and financing activities, in a separate line and independent from them, under “Effect of net monetary income/(loss) of cash and cash equivalents”.

2.2. Basis for consolidation

The consolidated financial statements comprise the Entity’s and its subsidiaries’ financial statements (the “Group”) as of December 31, 2024.

Subsidiaries are all entities controlled by the Bank. The Bank controls an entity when it is exposed to, or has rights to, variable returns from its continued involvement with the entity and has the ability to manage the operating and financial policies of that entity, in order to affect those returns.

This is generally observed in the case of an ownership interest representing more than 50% of its shares entitled to vote.

However, under particular circumstances, the Entity may exercise control with an ownership interest below 50% or may not exercise control even with an ownership interest above 50% in the shares of an investee.

When assessing if an Entity has power over an investee and therefore, whether it controls the variability of its yields, the Entity considers all the relevant events and circumstances, including:

–	The purpose and design of the investee.
–	The relevant activities, the decision-making process on these activities and whether the Entity and its subsidiaries can manage those activities.
–	Contractual agreements such as call options, put options and settlement rights.
–	If the Entity and its subsidiaries are exposed to, or entitled to, variable yields arising from their interest in the investee, and are empowered to affect their variability.

Subsidiaries are fully consolidated as from the date on which effective control thereof is transferred to the Entity and they are no longer consolidated as from the date on which such control ceases. These consolidated financial statements include the Entity’s and its subsidiaries’ assets, liabilities, profit or loss and each component of other comprehensive income. Transactions among consolidated entities are fully eliminated.

Any change in the ownership interest in a subsidiary, without loss of control, is booked as an equity transaction. Conversely, if the Entity loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other equity components, while any resulting gain or loss is recognized in profit or loss, and any retained investment is recognized at fair value at the date of loss of control.

The financial statements of subsidiaries have been prepared as of the same date and for the same accounting periods as those of the Entity, using the related accounting policies consistently with those applied by the Entity. If necessary, the relevant adjustments are made to the financial statements of subsidiaries so that the accounting policies used by the Group are uniform.

Besides, non-controlling interests represent the portion of income or loss and shareholders’ equity that does not belong, either directly or indirectly, to the Entity. Non-controlling interests are exposed in these financial statements in a separate line in the Statements of Financial Position, of Income, Other Comprehensive Income and Changes in Shareholders’ Equity.

As of December 31, 2024 and 2023, the Entity has consolidated its financial statements with the financial statements of the following companies:

Subsidiaries	Registered Office	Province	Country	Main Business Activity
Volkswagen Financial Services Cía. Financiera S.A.	Av. Córdoba 111, 30th Floor	City of Buenos Aires	Argentina	Financing
PSA Finance Arg. Cía. Financiera S.A.	Carlos María Della Paolera 265, 22nd Floor	City of Buenos Aires	Argentina	Financing
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) (1)	Av. Córdoba 111, 22nd Floor	City of Buenos Aires	Argentina	Retirement and Pension Fund Manager
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	Av. Córdoba 111, 30th Floor	City of Buenos Aires	Argentina	Mutual Funds Manager

(1)	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) “Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)”: a corporation incorporated under the laws of Argentina undergoing liquidation proceedings. On December 4, 2008, Law No. 26425 was enacted, providing for the elimination and replacement of the capitalization regime that was part of the Integrated Retirement and Pension System, with a single pay-as-you go system named the Argentine Integrated Retirement and Pensions System (SIPA). Consequently, Consolidar A.F.J.P. S.A. ceased to manage the resources that were part of the individual capitalization accounts of affiliates and beneficiaries of the capitalization regime of the Integrated Retirement and Pension System, which were transferred to the Guarantee Fund for the Sustainability of the Argentine Retirement and Pension Regime as they were already invested, and the Argentine Social Security Office (ANSES) is now the sole and exclusive owner of those assets and rights. Likewise, on October 29, 2009, the ANSES issued Resolution No. 290/2009, whereby retirement and pension fund managers interested in reconverting their corporate purpose to manage the funds for voluntary contributions and deposits held by participants in their capitalization accounts had 30 business days to express their intention to that end. On December 28, 2009, based on the foregoing and taking into consideration that it is impossible for Consolidar A.F.J.P. S.A. to comply with the corporate purpose for which it was incorporated, it was resolved, at a Unanimous General and Extraordinary Shareholders’ Meeting to approve the dissolution and subsequent liquidation of that company effective as of December 31, 2009.

On December 7, 2010, Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) filed a lawsuit for damages against the Argentine government under case No. 40.437/2010. The lawsuit was ratified by BBVA Banco Francés in its capacity as the Company’s majority shareholder. On July 1, 2021, a decision rejecting the claim was issued. On August 9, 2022, Room I of the Federal Court of Appeals in Contentious and Administrative Matters ratified the trial court decision. On August 25, 2022, a federal extraordinary appeal was filed against the abovementioned resolution, which was partially accepted in regard to the federal issue at stake and rejected the request concerning the grounds of arbitrariness through the court decision dated September 15, 2022. Considering the partial rejection, an appeal was filed with the Argentine Supreme Court of Justice on September 21, 2022. As of the date of issuance of the accompanying financial statements, neither the outcome of the legal process referred to nor the final assessment of the case by the Argentine Supreme Court of Justice can be estimated. Likewise, in the hypothetical event that in the event of a rejection of the claim, all or part of the costs were imposed on Consolidar AFJP S.A. (in liquidation) and that the assets of said entity were insufficient to support them, the Bank would face such expenses, reserving the right to repeat the proportional part corresponding to the remaining shareholder.

As of December 31, 2024 and 2023, the Entity’s interest in consolidated companies is as follows:

Subsidiaries	Shares		Interest held by the Company		Non-controlling interest
	Type	Number	Total share capital	Votes	Total share capital	Votes
Volkswagen Financial Services Cía. Financiera S.A.	Common	897,000,000	51.00%	51.00%	49.00%	49.00%
PSA Finance Arg. Cía. Financiera S.A. (1)	Common	52,178	50.00%	50.00%	50.00%	50.00%
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) (2)	Common	235,738,503	53.89%	53.89%	46.11%	46.11%
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	Common	242,524	100.00%	100.00%	- %	- %

(1)	According to the Shareholders’ Agreement, the Bank controls the entity because it is exposed, or has rights, to variable returns from its continued involvement with the entity and has the ability to direct the relevant activities in order to affect those returns, such as financial and risk management activities, among others.
(2)	On November 28, 2023, a contribution of 120,000 (327,849 in restated values) was made, which was integrated in cash. The Entity subscribed 64,667 (176,682 in restated values) and BBVA subscribed 55,333 (151,167 in restated values).

The Entity’s and its subsidiaries’ total assets, liabilities and equity as of December 31, 2024 and 2023, are as follows:

Entity	Balances as of 12/31/2024
	Assets	Liabilities	Equity attributable to owners of the Parent	Equity attributable to non-controlling interests	Total comprehensive income(loss) attributable to owners of the Parent	Total comprehensive income (loss) attributable to non-controlling interests
Volkswagen Financial Services Cía. Financiera S.A.	261,564,794	203,903,249	29,407,389	28,254,156	4,255,249	4,088,374
PSA Finance Arg. Cía. Financiera S.A.	151,119,864	123,816,237	13,651,813	13,651,814	(1,034,078)	(1,034,076)
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (en liquidación)	421,826	70,921	189,103	161,802	(133,781)	(114,467)
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	38,608,100	7,793,335	30,814,765	-	19,937,278	-
Banco BBVA Argentina S.A.(Separate)	14,486,092,511	11,907,228,110	2,578,864,401	-	24,252,339	-
Withdrawals	(212,808,316)	(138,745,246)	(74,063,070)	-	(23,024,668)	-
Banco BBVA Argentina S.A.(Consolidated)	14,724,998,779	12,104,066,606	2,578,864,401	42,067,772	24,252,339	2,939,831

Entity	Balances as of 12/31/2023
	Assets	Liabilities	Equity attributable to owners of the Parent	Equity attributable to non-controlling interests	Income(loss) attributable to owners of the Parent	Income (loss) attributable to non-controlling interests
Volkswagen Financial Services Cía. Financiera S.A.	153,853,857	104,535,935	25,152,144	24,165,778	1,756,722	1,687,841
PSA Finance Arg. Cía. Financiera S.A.	100,441,859	71,070,078	14,685,891	14,685,890	602,968	602,974
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (en liquidación)	651,727	52,574	322,880	276,273	52,224	44,685
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	29,983,496	5,171,628	24,811,868	-	16,414,383	-
Banco BBVA Argentina S.A.(Separate)	13,196,293,397	10,134,180,042	3,062,113,355	-	787,188,041	-
Withdrawals	(144,323,240)	(79,350,457)	(64,972,783)	-	(18,826,297)	-
Banco BBVA Argentina S.A.(Consolidated)	13,336,901,096	10,235,659,800	3,062,113,355	39,127,941	787,188,041	2,335,500

Offer for the acquisition of 50% of FCA Compañía Financiera S.A.

On December 18, 2024, the Bank accepted an offer from FIDIS S.P.A. to acquire 50% of FCA Compañía Financiera S.A.'s capital stock (“FCA CF”).

FCA CF is a finance company authorized by the BCRA's Board of Directors through Resolution No. 432, dated September 16, 1999, which is part of the Stellantis global automotive group, which is mainly engaged in providing financing to local residents of the private sector aimed at purchasing vehicles of the Fiat, Jeep and RAM brands. All of these goods are manufactured and/or sold by FCA Automobiles Argentina, S.A.

The acquisition of the shares and the payment of the price will be made after obtaining the authorization of the BCRA and all other applicable regulatory and antitrust authorizations (the “Closing”). The transaction price was initially estimated at about 14,823 million Argentine pesos based on the September 30, 2024 Financial Statements. However, under the terms of the offer, the price will be determined on the basis of the financial statements closest to the closing, and it will be subject to the usual subsequent adjustments in this type of transactions.

The Entity’s Board of Directors considers that there are no other companies or structured entities that should be included in the consolidated financial statements as of December 31, 2024.

Trusts

The Group acts as a trustee for financial, management and guarantee trusts (see Note 50). Upon determining if the Group controls the trusts, the Group has analyzed the existence of control, under the terms of IFRS 10. Consequently, how power is configured on the relevant activities of the vehicle, the impact of changes in returns over those Structured Entities on the Group, and the relation of both have been evaluated on a case-by-case basis. In all cases, it has been concluded that the Group acts as an agent and therefore does not consolidate those trusts.

Mutual funds

The Group acts as fund manager in various mutual funds (see Note 51). To determine whether the Group controls a mutual fund, the aggregate economic interest of the Group in such mutual fund (comprising any carried interests and expected management fees) is usually assessed, and it is considered that investors have no right to remove the fund manager without cause. The Group has concluded that it has no control over any of these mutual funds.

2.3. Significant accounting policies

These consolidated financial statements as of December 31, 2024 have been prepared in accordance with the financial reporting framework set forth by the BCRA mentioned in Note 2.1.1 “Applied accounting policies”.

In preparing these consolidated financial statements, in addition to what is explained in Notes 2.1.5 “Measuring Unit" and 2.5 "Regulatory changes made this year", the Entity has consistently applied the basis of presentation and consolidation, significant accounting policies and judgments, estimates and significant accounting assumptions described in the fiscal years presented in these consolidated financial statements, except as indicated in Note 2.5.

2.3.1. Going concern

The Entity's Management conducted an assessment of its ability to continue as a going concern and concluded that it has the resources to continue in business for the foreseeable future. Furthermore, Management is not aware of any material uncertainties that may cast doubt on the Entity's ability to continue as a going concern. Therefore, these consolidated financial statements have been prepared on a going concern basis.

2.3.2. Foreign currency

Transactions in foreign currencies are translated into the respective functional currency of Group entities at the spot exchange rates published by the BCRA at the date of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the spot exchange rate at fiscal year-end.

Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the spot exchange rate at the date on which the fair value is determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction.

Exchange rate differences are recognized in the Consolidated Statement of Income in the line “Foreign exchange and gold gains/ (losses)”.

2.3.3. Cash and deposits in banks

The item “Cash and cash equivalents” includes cash and unrestricted balances kept with the BCRA and on-demand accounts held at local and foreign financial institutions.

Cash and cash equivalents are carried at amortized cost in the Consolidated Statement of Financial Position.

2.3.4. Financial assets and liabilities

a) Recognition

The Group initially recognizes loans, deposits, debt securities issued and liabilities at the date of origination. All other financial instruments (including ordinary purchases and sales of financial assets) are recognized on the date of negotiation, that is to say, the date when the Group becomes part to contractual provisions of the instrument.

The Group recognizes purchases of financial instruments with the commitment of non-optional repurchase at a certain price (repos) as a financing granted in the line “Repo transactions” in the Consolidated Statement of Financial Position. The difference between the purchase and sale prices of those instruments is recorded as interest accrued during the term of the transactions using the effective interest method.

Financial assets and liabilities are initially recognized at fair value. Instruments not measured at fair value through profit or loss are recognized at fair value plus (in the case of assets) or minus (in the case of liabilities) the transaction costs directly attributable to the acquisition of the asset or the issuance of the liability.

The transaction price is usually the best evidence of fair value at initial recognition.

However, if the Group determines that the fair value at initial recognition is different from the consideration received or paid, when the level of the fair value hierarchy is 1 or 2, the financial instrument is initially recognized at fair value and the difference is recognized in profit or loss. If the level of the fair value hierarchy at initial recognition is 3, the difference between the fair value and the consideration is deferred in the term of the instrument. The Group will recognize such deferred gain or loss only to the extent that it arises from a change in a factor (including time) that market participants would take into account in pricing the asset or liability.

b) Classification of financial assets

On initial recognition, financial assets are classified and measured at amortized cost, fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVPL).

A financial asset is measured at amortized cost if it meets both of the following conditions:

–	the asset is held within a business model whose objective is to hold assets to collect contractual cash flows, and
–	The contractual terms of the financial asset give rise to cash flows that are “solely payments of principal and interest.”

A financial asset is measured at fair value through OCI if it meets both of the following conditions:

–	the asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and
–	The contractual terms of the financial asset give rise to cash flows that are “solely payments of principal and interest.”

For a financial asset measured at FVOCI, gains and losses are recognized in OCI, except for the following, which are recognized in profit or loss in the same manner as financial assets measured at amortized cost:

–	Interest income using the effective interest method;
–	Expected credit losses (ECL) and reversals; and
–	Exchange gains and losses.

When a financial asset measured at FVOCI is derecognized, the accumulated gain or loss previously recognized in OCI is reclassified from equity to profit or loss.

In the initial recognition of an equity instrument not held for trading, the Group may choose for each instrument individually to present changes in fair value in OCI. Gains and losses on such equity instruments are never reclassified to profit or loss and no impairment in profit or loss is recognized. Dividends are recognized in profit or loss unless they clearly represent a recovery of part of the cost of the investment, in which case they are recognized in OCI. Accrued gains and losses recognized in OCI are transferred to retained earnings at the time of disposition of an investment.

In the initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or FVOCI or FVPL if doing so eliminates or significantly reduces an accounting asymmetry that would otherwise arise.

All other financial assets are classified as measured at fair value through profit or loss. This category includes derivative financial instruments.

Business model assessment

The Group makes an assessment of the objective of a business model in which an asset is held at a portfolio level. The information considered includes:

–	the stated policies and objectives for the portfolio and the implementation of those policies. In particular, whether Management focuses on revenues derived from contractual interest;
–	how the performance of the portfolio is assessed and reported to Management;
–	the risks that affect the performance of the business model and how those risks are managed;
–	how managers of the portfolio are compensated – e.g. whether compensation is based on the fair value of the assets managed or the cash flows collected; and
–	the frequency, volume and timing of sales in prior periods, the reasons for such sales and future sales projection. However, information about sales levels is not considered in isolation, but as part of an overall assessment of how the Group sets its financial asset management objectives.

Financial assets that are held for trading or managed and whose performance is evaluated on a fair value basis are measured at fair value through profit or loss.

Assessment on whether cash flows are “solely payments of principal and interest” (SPPI test)

In the assessment of whether contractual cash flows are “solely payments of principal and interest”, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risks associated with the outstanding principal amount. This includes assessing whether the financial asset contains contractual terms that could change the timing or amount of contractual cash flows such that it would not meet this condition.

In performing such assessment, the Group considers:

–	Contingent events that would change the amount and timing of cash flows;
–	Leverage features;
–	Prepayment and extension terms;
–	Terms that limit the Bank’s claim to cash flows from specified assets; and
–	Features that modify consideration of the time value of money (e.g. periodical reset of interest rate).

Reclassifications

Financial assets are not reclassified after their initial recognition, except for a change in the Group's business models. Financial liabilities are not reclassified.

c) Classification of financial liabilities

The Group classifies its financial liabilities, other than derivatives, guarantees issued and liabilities at fair value through profit or loss as measured at amortized cost.

Financial instruments held for trading and derivatives are measured at fair value through profit or loss.

Financial liabilities held for trading have been acquired or incurred primarily to be sold or repurchased in the short term, or are held as part of a portfolio which is jointly managed to make short-term profits or to take positions. Trade liabilities are initially recognized and then measured at fair value in the Consolidated Statement of Financial Position, with transaction costs being recognized through profit or loss. Changes in fair value are recognized through profit or loss as part of the net revenues from trading.

Financial guarantees are contracts that require the Group to make specified payments to reimburse the holder for a loss that it incurs because a specified debtor fails to make payment when it is due in accordance with the terms of a debt instrument.

The debt from financial guarantees issued is initially recognized at fair value. The debt is subsequently measured at the higher of the amortized amount and the present value of any expected payment to settle the liability when a payment under the contract has become probable.

The Group recognizes sales of financial instruments with the commitment of non-optional repurchase at a certain price (repos) as a financing received in the line “Repo transactions” in the Consolidated Statement of Financial Position. The difference between the purchase and sale prices of those instruments is recorded as interest accrued during the term of the transactions using the effective interest method and is accounted for in the line "Interest expenses" in the Consolidated Statement of Income.

d) Measurement at amortized cost

The amortized cost of a financial asset or liability is the amount of its initial recognition less the capital reimbursements, plus or less the amortization, using the effective interest method, of any difference between the initial amount and the amount at maturity. In the case of financial assets, it also includes any impairment.

e) Changes in financial assets and liabilities

i) Financial assets

If the terms of a financial asset are changed, then the Group assesses whether the cash flows of the changed asset are substantially different.

If the cash flows are substantially different, then the contractual rights to the cash flows of the original financial asset are considered to have expired. In this case, the original financial asset is derecognized, and a new financial asset is recognized at its fair value plus any eligible transaction costs. Any fees received as part of the modification are accounted for as follows:

–	Fees that are considered in determining the fair value of the new asset and fees that represent the reimbursement of eligible transaction costs are included in the initial measurement of the asset; and
–	Other fees are included in profit or loss as part of the gain or loss on derecognition.

If cash flows are modified when the borrower is facing financial difficulties, then the purpose of the modification is usually to maximize the recovery of the original contractual terms rather than originating a new asset with substantially different terms. If the Group plans to modify a financial asset in a way that results in the forgiveness of cash flows, then it first considers whether a portion of the asset should be written off before the modification is carried out. This approach impacts the outcome of the quantitative assessment, and the derecognition criteria are generally not met in such cases.

If the modification of a financial asset measured at amortized cost or FVOCI does not result in the financial asset being derecognized from the accounts, then the Group first recalculates the gross carrying amount of the financial asset using the original effective interest rate of the asset and recognizes the resulting adjustment as a modification of gain or loss in profit or loss. For floating-rate financial assets, the original effective interest rate used to calculate the gain or loss of the modification is adjusted to reflect the current market terms at the time of the modification. Any costs or fees incurred, and fees received as part of the modification adjust the gross carrying amount of the modified financial asset and are amortized over the remaining term of the modified financial asset.

If such modification is carried out due to financial difficulties of the borrower, then the gain or loss is presented along with impairment losses. In other cases, it is presented as interest income calculated using the effective interest rate method.

ii) Financial Liabilities

The Group derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different. In this case, a new financial liability based on the modified terms is recognized at its fair value. The difference between the carrying amount of the derecognized financial liability and the consideration paid is recognized in profit or loss. The consideration paid includes any non-financial assets transferred, if any, and the assumption of liabilities, including the new modified financial liability.

If the modification of a financial liability is not accounted for as derecognition, then the amortized cost of the liability is recalculated by discounting the modified cash flows at the original effective interest rate, and the resulting gain or loss is recognized in profit or loss. For floating-rate financial liabilities, the original effective interest rate used to calculate the gain or loss on modification is adjusted to reflect the current market terms at the time of modification. Any costs and fees incurred are recognized as an adjustment to the carrying amount of the liability and are amortized over the remaining term of the modified financial liability by recalculating the effective interest rate of the instrument.

f) Derecognition of financial assets and liabilities

i) Financial Assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

On derecognition of a financial asset, the difference between the carrying amount of the asset (or the carrying amount allocated to the portion of the asset derecognized) and the sum of (i) the consideration received (including any new asset obtained less any new liability assumed) and (ii) any cumulative gain or loss that had been recognized in OCI is recognised in profit or loss.

Any cumulative gain/loss recognised in OCI in respect of equity investment securities designated as at FVOCI is not recognised in profit or loss on derecognition of such securities. Any interest in transferred financial assets that qualify for derecognition that is created or retained by the Group is recognised as a separate asset or liability.

The Group enters into transactions whereby it transfers assets recognised on its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets or a portion of them. In such cases, the transferred assets are not derecognized. Examples of such transactions are securities lending and sale-and-repurchase transactions.

When assets are sold to a third party with a concurrent total rate of return swap on the transferred assets, the transaction is accounted for as a secured financing transaction similar to sale-and-repurchase transactions, because the Group retains all or substantially all of the risks and rewards of ownership of such assets.

In transactions in which the Group neither retains nor transfers substantially all of the risks and rewards of ownership of a financial asset and it retains control over the asset, the Group continues to recognise the asset to the extent of its continuing involvement, determined by the extent to which it is exposed to changes in the value of the transferred asset.

In certain transactions, the Group retains the obligation to service the transferred financial asset for a fee. The transferred asset is derecognized if it meets the derecognition criteria. An asset or liability is recognised for the servicing contract if the servicing fee is more than adequate (asset) or is less than adequate (liability) for performing the servicing.

ii) Financial Liabilities

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled, or expire.

g) Impairment of financial assets

By means of Communication “A” 6778, as amended, the BCRA established the adoption of the expected credit loss model set forth under paragraph 5.5. of IFRS 9 to calculate allowances for loan losses, excluding debt instruments issued by the non-financial government sector from the scope of such standard (“IFRS 9 as per BCRA”) for Group “A” institutions, effective for fiscal years beginning on or after January 1, 2020, with retroactive effects. The impact of the change in accounting policy was recognized in Unappropriated retained earnings as of January 1, 2019, which is the transition date. Until such date, the Entity applied the impairment model established by the BCRA pursuant to Communication "A" 2950 as amended, which requires the recognition of allowances for loan losses based on minimum guidelines established by the BCRA.

As from January 1, 2020, the Bank recognizes the allowance for loan losses based on the expected credit loss model, for the following financial instruments that are not measured at fair value through profit or loss:

–	financial assets that are debt instruments,
–	lease receivables,
–	financial guarantee contracts, and
–	loan commitments.

No impairment is recognized in respect of debt instruments issued by the non-financial government sector or in respect of equity instruments.

The IFRS 9 impairment model applies to financial assets measured at amortized cost and financial assets measured at fair value through other comprehensive income, except for investments in equity instruments. Additionally, all financial instruments measured at fair value through profit or loss are excluded from the impairment model.

The standard classifies financial instruments into three categories, which depend on the evolution of their credit risk from the moment of initial recognition. The first category includes the transactions with no significant increase in credit risk since their initial recognition and not impaired for which a 12-month ECL is recognised (Stage 1); the second comprises the financial assets for which a significant increase in credit risk has been identified since its initial recognition but which are not credit-impaired (Stage 2) for which a lifetime ECL is recognised; and the third category which is for impaired financial assets where one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred (Stage 3).

The calculation of provisions for credit risk in each of these three categories is carried out differently according to expected loss concepts:

–	Expected loss at 12 months: Expected credit loss arising from possible default events within the 12 months following the date of financial statements presentation, applicable to financial assets classified in Stage 1; and
–	Expected credit losses over the life of the transaction: It is the expected credit loss arising from all possible default events during the remaining life of the financial instrument, applicable to financial assets classified in Stage 2 and 3.

All of this requires considerable judgment, both in modeling for the estimation of expected losses and in forecasts, on how economic factors affect such losses, which must be made on a weighted probability basis.

The Group has applied the following definitions in accordance with IFRS 9:

Definition of Default

It will be consider that a default can occur when one or both of the following conditions are met:

–	Objective Default: the obligor has material past due balances for more than 90 consecutive days with respect to any credit obligation. Materiality is defined by an absolute threshold (maximum amount of the sum of all past due amounts fixed in local currency at 23 thousand pesos for retail portfolios and 117 thousand pesos for wholesale portfolios) and a relative threshold (percentage reflecting the past due amount in relation to the total amount of all exposures to the obligor included in the balance sheet, excluding equity exposures, fixed at 1% for all portfolios).
–	Subjective Default: when there are reasonable doubts about the entity’s ability to pay all of its debt obligations. In addition to an objective default, subjective default takes into account other indicators of probability of default such as a specific credit risk adjustment, forced restructurings, connected clients, clients in bankruptcy, among others.

Restructured financial assets (See Note 43.1.)

If the terms of a financial asset are renegotiated or amended, or if the financial asset is replaced with another one as a consequence of debtor's financial distress, then such financial asset will be assessed for derecognition, and an allowance for loan losses will be calculated as follows.

–	If the restructuring does not result in the derecognition of the existing asset, then, the expected cash flows from the restructured financial asset are considered in the calculation of the cash deficits of the existing asset.
–	If the restructuring results in the derecognition of the existing asset, then, the expected fair value of the new asset is considered as the final cash flow from the existing financial asset at the time of its derecognition.

Credit-impaired financial assets

At each reporting year end, the Group assesses assets measured at amortized cost and debt instruments (financial assets) measured at fair value through OCI for impairment. A financial asset is impaired when one or more events have occurred having a negative impact on the estimated cash flows from the financial asset.

Evidence that a financial asset is impaired includes the following observable inputs:

–	borrower's or issuer's significant financial distress,
–	contractual breach,
–	restructuring of a loan under conditions the Bank would not otherwise agree to,
–	when borrower is likely to go into bankruptcy or other form of financial reorganization, or
–	disappearance of an active market for a security due to issuer's financial distress.

It may not be possible to identify a single discrete event. Instead, the combined effect of multiple events may cause financial assets to become credit-impaired.

The definition of impaired financial assets within the Group aligns with the default definition explained earlier.

Significant Increase in Credit Risk

The purpose of impairment requirements is to recognize ECLs for financial instruments for which there has been a significant increase in credit risk since initial recognition, considering all reasonable and documented information, including prospective information.

The model developed by the Group to assess the significant increase in credit risk has a dual focus:

–	Quantitative Criterion: The Group employs a quantitative analysis based on comparing the current expected probability of default over the life of the transaction with the adjusted original expected probability of default, ensuring both values are comparable in terms of expected probability of default for their residual life. The thresholds used to consider a significant increase in risk take into account special cases based on geographic areas and portfolios. Depending on the age of the existing transactions at the time of standard implementation, some simplification is made to compare default probabilities between the current and original timeframes, based on the best available information at that time.
–	Qualitative Criterion: Most indicators for detecting significant increases in risk are included in the Group's systems through rating/scoring systems or macroeconomic scenarios, thus the quantitative analysis covers most circumstances. The Group will use additional qualitative criteria when it deems it necessary to include circumstances not reflected in the rating/scoring systems or macroeconomic scenarios used.

Additionally, instruments meeting any of the following main circumstances are classified as Stage 2 (Qualitative Criterion):

–	Over 30 days past due. However, this presumption may be rebutted in cases where the Group, based on reasonable and documented information, considers that such default does not represent a significant increase in risk. The Group has not considered periods exceeding 30 days for any of the significant portfolios.
–	Watchlist: These are subject to special monitoring by Risk units due to negative signs in their credit quality, even if there is no objective evidence of impairment.
–	Refinancing or restructuring that does not show evidence of impairment.

Method for calculating ECLs

The measurement of ECLs should reflect:

–	An amount that is considered fair and unbiased, determined by evaluating a variety of possible outcomes.
–	The time value of money.
–	Reasonable and documented information that is available at no cost or undue effort and that reflects current conditions and forecasts of future economic conditions.

The Group measures ECLs both individually and collectively.

For significantly impaired instruments, the amount of credit losses is calculated as the difference between the expected discounted cash flows at the effective interest rate of the transaction and the carrying amount of the instrument.

To determine which and how many clients need to be analyzed individually, the Group adopts the criterion defined by BBVA Group, which is a relative weight in terms of total risk over the total delinquency risk of the wholesale exposure and, in terms of total risk, over the total risk Watchlist of the wholesale exposure.

The scope of individual analysis is defined with the following criteria to analyze all clients with at least one asset past due and with total risk above the local threshold (30,000) or with at least one asset on the Watchlist with total risk above the local threshold (100,000), namely:

a) Stage 3 and Total Risk > 30,000;

b) Stage 2, Watchlist, and Total Risk > 100,000.

Default Exposure Threshold: The threshold is set in such a way that clients with total risk above this threshold are individually assessed for at least 40% of the total default risk of the wholesale portfolio.

Watchlist Exposure Threshold: The threshold is set in such a way that clients with total risk above this threshold are individually assessed for at least 20% of the total risk of the wholesale portfolio on the Watchlist.

For the collective measurement of expected losses, instruments are grouped into asset pools based on their risk characteristics. Exposure within each group is segmented according to common credit risk characteristics, which are indicative of the borrower's repayment ability in accordance with their contractual conditions. These risk characteristics must be relevant in estimating the future cash flows of each group. Credit risk characteristics may include, among others, the following factors:

–	Type of instrument.
–	Rating or scoring tools.
–	Type of collateral.
–	Time period in default for Stage 3.

–	Segment.
–	Qualitative criteria that may signify a significant increase in risk.

ECLs are derived from the following parameters:

–	Probability of Default (PD): Estimate of the likelihood of default within a specified timeframe.
–	Exposure at Default (EAD): Estimate of exposure in the event of default in each future period, considering changes in exposure after the financial statements' reporting date.
–	Loss Given Default (LGD): Estimate of loss in the event of default, calculated as the difference between contractual cash flows and receivables, including collateral.
–	Credit Conversion Factor (CCF): Estimate made on off-balance sheet balances to determine exposure subject to credit risk in the event of default.

Use of present, past, and future information.

ECLs require the integration of present, past, and future information to detect any significant increase in risk and measure the expected loss.

ECLs do not require the identification of all possible scenarios to measure the expected loss. However, it is also necessary to consider the probability of a loss event occurring and the probability of it not occurring, even if the likelihood of a loss may be very small. Additionally, when there is no linear relationship between the different future economic scenarios and their associated expected losses, more than one future economic scenario should be used for measurement.

The approach employed by the Group involves initially using the most probable scenario (base scenario) consistent with that used in the Group's internal management processes, and then applying an additional adjustment calculated by considering the weighted average of expected losses in other economic scenarios (a more positive and a more negative one). This adjustment is applied every six months, and the macro model is calibrated at least once a year. The primary macroeconomic variable in each of the scenarios is the Gross Domestic Product ("GDP").

Recognition of the allowance for expected credit losses

The allowance for expected credit losses is recognized as follows:

–	Financial assets measured at amortized cost: as a write-down of the asset carrying amount in the Statement of Financial Position.
–	Loan commitments and financial guarantees contracts: recognized under the line Provision for contingent commitments under liabilities, in the Statement of Financial Position.
–	Financial assets measured at fair value through OCI: no allowance is recognized in the Statement of Financial Position because the assets are measured at fair value. However, the allowance for expected credit losses is recognized in OCI.

Measurement of expected credit losses (ECL)

IFRS 9 requires determining the ECL of a financial instrument in a way that reflects an unbiased estimate, the time value of money and a forward-looking perspective (including the economic forecast).

Therefore, the recognition and measurement of ECL is highly complex and involves the use of significant analysis and estimation including formulation and incorporation of forward-looking economic conditions into ECL.

Risk parameters adjusted by macroeconomic scenarios

ECL must include forward-looking macroeconomic information. The Group uses the credit risk parameters probability of default (PD), loss-given default (LGD) and exposure at default (EAD) in order to calculate the ECL for the credit portfolios.

The Group´s methodological approach in order to incorporate the forward-looking information aims to determine the relation between macroeconomic variables and risk parameters following three main steps:

–	Step 1: Analysis and transformation of time series data.
–	Step 2: For each dependent variable, find conditional forecasting models that are economically consistent.
–	Step 3: Select the best conditional forecasting model from the set of candidates defined in Step 2, based on their out of sample forecasting performance.

How economic scenarios are reflected in calculation of ECL

Based on economic theory and analysis, the macroeconomic variables most directly relevant for explaining and forecasting the selected risk parameters are:

–	The net income of families, corporations or public administrations.
–	The payment amounts on outstanding loans’ principal and interest.

The Group approximates these variables by using a proxy indicator from the set included in the macroeconomic scenarios provided by the economic research department.

Only a single specific indicator for each of the two variables can be used, and only core macroeconomic indicators should be selected as first choice: for a) using Real GDP Growth can be seen as the single sufficient “factor” required for capturing the influence of all potentially relevant macro-financial scenario on internal PDs; for b) using the most representative short term interest rate or exchange rates expressed in real terms.

Real GDP growth is given priority over any other indicator not only because it is the most comprehensive indicator of income and economic activity, but also because it is the central variable in the generation of macroeconomic scenarios.

Multiple scenario approach under IFRS 9

IFRS 9 requires calculating an unbiased probability weighted measurement of ECL by evaluating a range of possible outcomes, including forecasts of future economic conditions.

The BBVA Research team produces forecasts of macroeconomic variables under a baseline scenario, which are used in the rest of the related processes of the Group, such as budgeting, the internal capital adequacy assessment process (ICAAP), risk appetite framework and stress testing.

Additionally, the BBVA Research team produces alternative scenarios to the baseline scenario so as to meet the requirements under the IFRS 9 standard.

Alternative macroeconomic scenarios

For each of the macroeconomic variables (GDP or interest rate or exchange rate), the BBVA Research team produces three scenarios.

Each of these scenarios corresponds to the expected value of a different area of the probabilistic distribution of the possible projections of the economic variables.

The approach of the Group consists in using the scenario that is the most likely scenario, which is the baseline scenario, consistent with the rest of internal processes (ICAAP, Budgeting) and then applying upside and downside scenarios by taking into account the weighted average of the ECL determined by each of the scenarios.

It is important to note that, in general, it is expected that the effect of the adjustment due to the application of multiple scenarios will increase the ECL. It is possible that the referred adjustment does not have that effect, whenever the relationship between macro scenarios and losses is linear, however, it is not expected to reduce the ECL.

h) Derecognitions

Loans are derecognized (partially or totally) when there are no realistic expectations of recovery. This is generally the case when the Group determines that the borrower has no assets or sources of income that could generate sufficient cash flows to repay the amounts subject to write-off. This assessment is carried out at the individual asset level.

Recoveries of previously written-off amounts are included in "impairment of financial assets" in the Consolidated Statement of Comprehensive Income.

Financial assets that have been written off may still be subject to enforcement activities to comply with the Group's procedures for recovering outstanding amounts.

i) Offsetting of financial assets and liabilities

Financial assets and liabilities are offset and their net amount is disclosed in the Consolidated Statement of Financial Position if, and only if, the Group has a legally enforceable right to offset the amounts recognized and the intention to settle them on a net basis, or the intention to realize the asset and settle the liability simultaneously.

Revenues and expenses are disclosed on a net basis only to the extent permitted by the IFRS, or otherwise to reflect profits or losses arising from a group of similar transactions.

2.3.5. Investments in equity instruments

Investments in equity instruments for which the Group has no control, joint control or a significant influence are measured at fair value through profit or loss or at fair value through other comprehensive income, as per the business model elected for each case.

2.3.6. Investments in associates

An associate is an entity over which the Group has a significant influence but no control or joint control over financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity. A joint venture is an agreement whereby the Group has joint control, that is to say, the Group has a right over the net assets, rather than over the assets and liabilities, of the agreement.

Interests in associates are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. After initial recognition, the consolidated financial statements include the Group's share in the profit or loss and OCI of investments accounted for using the equity method, until the date when the significant influence or joint control cease.

When the Group's share of losses exceeds its interest in an associate accounted for under the equity method, the carrying amount of such interest, including long-term investments, is written down to zero, without recognizing additional losses, except to the extent the Group has an obligation or has made payments on behalf of the investee.

2.3.7. Property and equipment

Property and equipment items are measured at restated cost, net of accumulated depreciation and accumulated impairment losses, if any. The cost includes the spot purchase price and expenses directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating as intended by Management.

As of the transition date to IFRS, January 1, 2017, the Group considered the fair value of its real properties as of such date determined through technical appraisals as their attributed cost.

If significant parts of a property and equipment item have different useful lives, such parts are recognized as separate items (main components) of property and equipment.

Gains or losses from the disposal of a property and equipment item are carried at net amounts under Other income in the Statement of Income.

Subsequent expenses are only capitalized if they are likely to provide future economic benefits for the Group. Repairs and maintenance in progress are recognized in profit or loss as incurred.

Depreciation is calculated using the straight-line method during the estimated useful lives of the assets and is recognized in the Consolidated Statement of Income under “Asset depreciation and impairment.” The estimated useful lives of significant property and equipment items are as follows:

-	Buildings: as reported in the technical appraisal corresponding to each building
-	Furniture and facilities: 10 years
-	Equipment: 3-5 years
-	Vehicles: 5 years

Depreciation methods and useful lives are reviewed at each reporting date and adjusted prospectively, if necessary.

As a non-monetary asset, this item was adjusted for inflation.

2.3.8. Leases

IFRS 16 introduces a single lessee accounting model, requiring that lessees recognize a right of use of the leased asset and a lease liability representing the obligation to make lease payments. The Entity has opted to apply the exceptions related to the recognition of short-term leases and leases where the underlying asset is of low value.

As to the lessor's accounting, and according to IFRS 16, lessors continue classifying leases as operating or finance, and each of them is recognized differently.

The Group recognizes the right of use as an asset and the lease liability as a liability, mainly related to the leases of offices in its branch network (Note 25).

As of December 31, 2024 and 2023, the Entity has not entered into agreements related to variable lease payments. As of such date, there are no leases that have not yet commenced, pursuant to which the Entity has undertaken commitments, and which enter into force in subsequent years.

Below is a detail of the related accounting policies:

Contracts that contain a lease

At the contract inception, the Group evaluates whether a contract is, or contains a lease. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

As a lessor

When the Group acts as a lessor, at lease inception, it determines whether it is a finance or an operating lease.

To classify each lease, the Group evaluates if it transfers substantially all the risks and rewards incidental to ownership of the leased asset. If this is the case, then the lease is a finance lease, otherwise, it is an operating lease.

In a finance lease, the leased asset is derecognized and recognized as a receivable for an amount equivalent to the net investment in the lease under “Loans and other financing.”

Lease payments included in the measurement of the net investment are as follows:

–	Fixed payments, including in-substance fixed payments;

–	Variable lease payments, which depend on a rate or index, initially measured using the rate or index as at the lease commencement date;

–	Any amounts expected to be payable under a residual value guarantee;

–	The exercise price under purchase options, if it is reasonably certain that they will be exercised;

–	Any penalties for early termination, if it is reasonably certain that the contract will be early terminated.

Collections received under a finance lease are broken down into interest and the reduction of the net investment in the lease. Interest is recognized over the lease term applying an effective interest rate. Contingent leases are not considered in determining the net investment in the lease.

In an operating lease, the leased asset (generally investment properties) is not derecognized, and the collection received is recognized as revenues applying the straight line method.

As a lessee

The Group recognizes a right of use asset and a lease liability at the commencement date. The right of use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle or restore the underlying asset, less any incentives received.

The right of use asset is subsequently depreciated using the straight-line method from the commencement date to the expiration of the lease term.

The lease liability is initially measured at the present value of the lease payments that were not paid at the commencement date, discounted using the Group’s incremental borrowing rate.

Lease payments included in the measurement of the lease liability comprise the following:

–	Fixed payments, including fixed payments in kind;
–	Variable lease payments, which depend on a rate or index, initially measured using the rate or index as at the lease commencement date;
–	Any amounts expected to be payable under residual value guarantee;
–	The exercise price under a purchase options, if it is reasonably certain that they will be exercised;
–	Any amounts expected to be payable for renewal periods if it is reasonably certain that the extension options will be exercised; and
–	Any penalties for early termination, if it is reasonably certain that the contract will be early terminated.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in a rate or index, if there is a change in the Group´s estimate of the amount expected to be payable under a residual value guarantee or if the Group changes its assessment of whether it will exercise a purchase, extension or early termination option.

When the lease liability is remeasured, the relevant adjustment is made to the right of use asset.

US dollar-denominated lease liabilities are converted into functional currency at the spot exchange rate as of the reporting date. Exchange gains or losses resulting from conversion are recognized in profit or loss.

The Group has elected not to recognize right-of-use assets and lease liabilities of low-value assets and short-term leases, including IT equipment. The Group recognizes the lease payments associated with these leases as an expense, on a straight-line basis during the lease term.

2.3.9. Intangible assets

Intangible assets include the information systems restated costs of acquisition and implementation, which are measured at cost less accumulated amortization and impairments, if any.

Subsequent disbursements related to information systems are only capitalized if the economic benefits of the related asset increase. All other expenses are recognized as a loss as incurred.

Information systems are amortized using the straight-line method over their estimated useful life of 5 years, and their amortization is recognized in “Asset depreciation and impairment” in the Consolidated Statement of Income.

Amortization methods, as well as the useful life assigned are reviewed at each reporting date and adjusted prospectively, if applicable.

As a non-monetary asset, this item was adjusted for inflation.

2.3.10. Other non-financial assets

Investment properties

Investment properties are measured at cost, net of accumulated depreciation and accumulated impairment losses, if any. The cost includes the spot purchase price and expenses directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating as intended by Management.

Any gain or loss from the disposal of investment property (calculated as the difference between net revenues from the disposal and the carrying amount of the item) is recognized in profit or loss.

Depreciation is calculated using the straight-line method during the estimated useful lives of the assets and is recognized in the Consolidated Statement of Income under “Depreciation and impairment.”

Depreciation methods and useful lives are reviewed at each reporting date and adjusted prospectively, if necessary.

When the use of a given property changes such that it is reclassified to property and equipment, its fair value as of the reclassification date becomes the cost at which the asset will be subsequently recognized.

As a non-monetary asset, this item was adjusted for inflation.

For the purposes of the depreciation calculation, the guidelines described in 2.3.7. are followed.

Assets acquired as security for loans

Assets acquired as security for loans are measured at fair value at the date on which the Entity becomes the owner thereof, and any differences with the accounting balance of the related loan are recognized in profit or loss. The subsequent valuation will be based on the acquired asset.

Rest of other nonfinancial assets

Other nonfinancial assets (prepaid expenses, advances to employees, tax prepayments, prepayments for the purchase of goods, etc.) are booked when the right to collect or receive consideration is earned and are valued at amortized cost less impairment losses.

2.3.11. Non-current assets held for sale

Non-current assets are classified as held for sale, if it is highly likely that they will be recovered, mainly through their sale, which is estimated to occur within 12 months following the date of their classification as such.

These assets or group of assets is generally measured at the lower of their carrying amount and their fair value less the cost of disposal.

When a property and equipment item is classified as “non-current assets held for sale,” depreciation is no longer applied.

2.3.12. Impairment of non-financial assets

At least at each reporting date, the Group assesses whether there are indications that a non-financial asset may be impaired (except deferred tax assets). If there is such an indication, the asset's recoverable value is estimated.

For the impairment test, assets are grouped into the smallest group of assets generating cash inflows from their continuous use, which are largely independent of the cash inflows from other assets or other cash generating units (CGU).

The “recoverable value” of an asset or CGU is the higher of its value in use and its fair value less the cost of sale. The “value in use” is based on estimated cash flows, discounted at their present value using the pre-tax interest rate that reflects current market assessment of the time value of money and the risks specific to the asset or CGU.

If the accounting balance of an asset (or CGU) is higher than its recoverable value, the asset (or CGU), is considered impaired and its carrying amount is reduced to its recoverable value and the difference is recognized in profit or loss.

Reversal of an impairment loss for goodwill is prohibited. For other assets, an impairment loss is reversed only to the extent the accounting value of the assets does not exceed the value they would have had if the impairment had not been recognized.

2.3.13. Provisions

The Group recognizes a provision if, as a result of a past event, there is a legal or implied obligation for an amount that can be reliably estimated and it is likely that an outflow of resources will be required to settle such obligation.

To assess provisions, the existing risks and uncertainties were considered, taking into consideration the opinion of the Group's external and/or internal legal advisors. Based on the analysis carried out, the Group recognizes a provision for the amount considered as the best estimate of the potential expense necessary to settle the present obligation at each year-end date.

The provisions recognized by the Group are reviewed at each year-end date and adjusted to reflect the best estimate available.

2.3.14. Personnel benefits

a) Short-term personnel benefits

Short-term personnel benefits are recognized in profit or loss when the employee provides the related service. A provision is recognized if the Group has the legal or implied obligation as a result of past services provided by the employee, to pay an amount that can be reliably estimated.

b) Other long-term personnel benefits

The Group's obligation in relation to long-term personnel benefits is equivalent to the amount of the future benefit the employees have earned in exchange for services provided during the reporting and prior years. The benefit is discounted at present value. Changes in the measurement of the obligation are recognized in profit or loss.

c) Termination benefits

Termination benefits are accounted for as an expense at the earlier of the following dates: when the Group can no longer withdraw the offer of those benefits and when the Group recognizes restructuring costs. If benefits are not expected to be settled in full within the 12 months subsequent to the reporting date, then such benefits are discounted.

2.3.15. Share Capital and capital adjustments

The “Share Capital” is exposed at its nominal value, in accordance with regulations in force, and the difference with its restated amount is presented in the supplementary account “Capital adjustments”.

Incremental transaction costs directly attributable to the issuance of common shares are recognized as a reduction in the contributions received, net of the related income tax.

2.3.16. Interest income and expenses

Interest income and expenses are recognized in profit or loss using the effective interest method. The effective interest rate is the rate whereby the contractual payment and collection cash flows are discounted during the expected lifetime of the financial instrument at the book value of the financial asset or liability.

The calculation of the effective interest rate includes transaction costs, commissions and other items paid or received that are an integral part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the acquisition of a financial asset or the issuance of a financial liability.

The “amortized cost” of a financial asset or liability is the amount at which the financial asset or financial liability is measured at initial recognition minus principal repayments, plus or minus cumulative amortization, using the effective interest method of any difference between the initial amount and the amount at maturity and, for financial assets, adjusted for any expected credit loss provision.

The “gross carrying amount of a financial asset” is the amortized cost of a financial asset before adjustments to reflect the expected credit loss provision.

In calculating interest income and expenses, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit impaired) or to the amortized cost of the liability.

However, for credit-impaired financial assets after initial recognition, interest income is calculated by applying the effective interest rate to the amortized cost of the financial asset. If the asset is no longer credit impaired, then interest income is again calculated on a gross basis.

Interest income and expenses presented in the Consolidated Statement of Income include interest on:

–	financial assets and liabilities measured at amortized cost; and
–	financial assets measured at fair value through OCI.

2.3.17. Commission income and expenses

This item includes commission income from transactions with customers, primarily related to maintenance and administration commissions in respect of checking accounts, savings accounts, credit cards, custody of securities and exchange transactions.

Commissions, fees and similar items that are part of a financial asset or liability's effective interest rate are included in the measurement of the effective interest rate.

The breakdown of commission income and expenses is presented in Note 29 and 30 to these financial statements.

All other commission income items are recognized when the related services are rendered:

-	at a certain moment (in connection with service fees, mutual funds management fees, sales commissions and loan syndication fees), or
-	during the period of the performance obligation (in connection with annual commissions for credit cards, issuance of financial guarantees).

Commission expenses are recognized in income or loss when the related service is received.

2.3.18. Current and deferred income tax

Income tax expense for each period includes the current income tax and deferred income tax and is recognized in profit or loss, except to the extent that it relates to an item recognized in OCI or directly in shareholders’ equity.

a) Current tax

Current income tax includes the income tax payable, or advances made during the year and any adjustment payable or receivable related to previous years. The amount of the current tax payable (or to be recovered) is the best estimate of the amount that is expected to be paid (or to be recovered) measured at the applicable rate at the year-end date.

b) Deferred tax

Deferred income tax recognizes the tax effect of temporary differences between the accounting balances of the assets and liabilities and the related tax bases used to assess taxable income.

Deferred tax is not recognized on:

–	Temporary differences arising from the initial recognition of assets or liabilities in a transaction other than a business combination and which does not affect either the accounting or the taxable profit or loss.
–	Temporary differences associated with investments in subsidiaries, to the extent it is probable that the reversal will not occur in the foreseeable future; and
–	Taxable temporary differences arising from the initial recognition of goodwill.

A deferred tax liability is recognized for the tax effect of all taxable temporary differences.

A deferred tax asset is recognized for the tax effect of unused tax losses and deductible temporary differences, insofar as it is likely that future taxable income will be generated against which such temporary differences can be applied. Future taxable income is determined on the basis of the Bank’s and its subsidiaries’ business plans. Deferred tax assets are reviewed at each year-end date, and are reduced to the extent the associated tax benefits are no longer expected to be realized. Such reductions are reversed as future taxable income is more likely to be generated.

Deferred tax assets that have not been recognized will be reassessed at each year-end date and will be recognized insofar as it is likely that the Entity will have future taxable income against which such assets can be applied.

Deferred tax is measured at the tax rates expected to be applied upon reversal of the temporary differences, using enacted or substantially enacted tax rates at year-end.

The measurement of deferred tax reflects the tax consequences of the manner in which the Group expects to recover or settle the carrying amount of its assets and liabilities at year-end.

Deferred tax assets and liabilities can be offset only if certain criteria are met.

2.3.19. Segment reporting

An operating segment is a component of the Group engaged in business activities from which it can generate revenues and incur expenses, including revenues and expenses related to transactions with any other components of the Group. The operating results of these segments are periodically reviewed by the highest operational decision-making authority to make decisions about the resources to be allocated to the segment and assess its performance. Discrete financial information is available for such segment.

The results of segments reported to the highest operational decision-making authority include items that are directly attributable to a segment, as well as those that may be allocated on a reasonable basis. Unallocated items mainly consist of corporate assets (primarily the Bank's headquarters), central office expenses, and tax assets and liabilities.

2.3.20. Customer Loyalty Program

The loyalty program offered by the Bank involves accumulating points generated from purchases made with credit cards, which may be exchanged for any available reward on the program platform.

The Bank has a benefit program in place, whereby it offers points to individual customers, which can be exchanged for different products and/or services. While the program is managed by the Bank, it has concluded that it is acting as an agent in relation to the points and consequently, the allocated transaction price consists only of the commission on the amounts paid to the principal.

The Bank concluded that the rewards to be granted create a separate performance obligation. Therefore, at the end of each fiscal year, the Bank recognized a provision for the rewards to be granted under the item "Other Liabilities."

2.4. Accounting judgments, estimates and assumptions

The preparation of these consolidated condensed financial statements in accordance with IFRS Accounting Standards requires the preparation and consideration, by the Entity’s and its subsidiaries’ Management, of significant accounting judgments, estimates and assumptions that impact in the reported balances of assets and liabilities, income and expenses, as well as in the determination and disclosure of contingent assets and liabilities as of the end of the reporting year.

The entries made are based on the best estimate of the probability of occurrence of different future events. In this sense, the uncertainties associated with the estimates and assumptions adopted may result in the future in final results that would differ from such estimates and require significant adjustments to the reported balances of the assets and liabilities affected. Accounting judgments, estimates and assumptions are reviewed on an ongoing basis and their effect is recognized prospectively.

2.4.1. Judgments

The information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is described in Note 2.2. Determination of the “Basis of consolidation” regarding the existence of control of other entities and Note 2.3. “Significant accounting policies” under the following headings:

–	Note 2.3.4. b) “Classification of financial assets”
–	Note 2.3.4. g) “Impairment of financial assets”
–	Note 2.3.8. “Leases” A- “Contracts that contain a lease”

2.4.2. Assumptions and estimations of uncertainties

Information about assumptions and estimation of uncertainties that have a significant risk of resulting in a material adjustment to these consolidated financial statements is included in the following notes:

–	Note 40.3. “Valuation techniques for Levels 2 and 3”

–	Nota 2.3.13 – “Provisions”, regarding the likelihood and scope of outflow of resources.
–	Notes 7, 8 and 9 – “Other financial assets”, “Loans and other financing” and “Other debt securities” regarding the impairment of financial assets.
–	Note 11 – “Income tax,” regarding availability of future taxable profit against which deferred tax assets and uncertain tax positions may be utilized.

2.4.3. Measurements at fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The most objective and usual reference of the fair value of a financial asset or liability is the price that would be paid in an orderly, transparent and deep market, that is to say, its quoted or market price.

If it is not possible to obtain a market price, a fair value is determined using best market practice valuation techniques, such as cash flows discount based on a yields curve for the same class and type of instrument, or if there is no market curve with the same characteristics of the bond, the fair value is calculated considering the latest market price plus interest accrued until the valuation date (whichever is more representative for the security).

In line with the accounting standard, a three-level classification of financial instruments is established. This classification is mainly based on the observability of the inputs used to calculate that fair value, defining the following levels:

–	Level 1: Financial instruments measured using quoted prices in an active market. Active market means a market that allows the observation of representative prices with sufficient frequency and daily volume.

–	Level 2: The estimated amount of such claims is 66,150, out of which a cash disbursement of approximately 3,446 is expected for the next 3 months. Financial instruments without an active market, but that may be measured through observable market inputs. Observable market inputs shall mean as such assets traded in markets that allow to calculate an interest rate curve or determine a credit spread.

–	Level 3: Measurement using models based on variables not obtained from observable market inputs.

2.5. Regulatory changes introduced during this fiscal year

In the fiscal year beginning January 1, 2024, the following amendments to IFRS Accounting Standards became effective, which have not had a significant impact on these consolidated financial statements taken as a whole:

Amendments to IAS 1: Classification of current and noncurrent liabilities with covenants

In January 2020 and October 2022, the IASB issued amendments to IAS 1 Presentation of Financial Statements specifying the requirements to classify liabilities as current or non-current. The amendments clarify: (i) what it mean by a right to defer settlement; (ii) That a right to defer must exist at the end of the reporting period; (iii) that such classification is unaffected by the likelihood that an entity will exercise its right to defer; (iv) that only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability do not affect its classification; and (v) disclosures.

The IASB decided that if an entity's right to defer payment of a liability is subject to an entity’s compliance with the required covenants only at a date subsequent to the reporting period ("future covenants"), the entity has the right to defer payment of the liability even if the entity had not been compliant at the end of the reporting period.

The amendments also clarify that the requirement of the right to exist at the end of the reporting period applies to covenants that the entity must comply with at the reporting date or earlier, regardless of whether compliance is evidenced at that date or at a later date.

Amendment to IFRS 16 – Lease liability in a sale and leaseback.

In September 2022, the IASB issued amendments to IFRS 16, specifically on the requirements that a lessee-seller uses to measure the lease liability arising in a sale and leaseback transaction, to ensure that the lessee-seller does not recognize any amount of gain or loss that relates to the right-of-use. The application of these requirements will not prevent the lessee-seller from recognizing, in profit or loss, any gain or loss related to the partial or total termination of a lease. The amendment does not prescribe specific measurement requirements for lease liabilities arising from a subsequent lease. The initial measurement of lease liabilities arising from a subsequent lease may result in the seller-lessee determining 'lease payments' that are different from the general definition of lease payments. The seller-lessee should develop and apply an accounting policy that results in information that is relevant and reliable in accordance with IAS 8.

Amendments to IAS 7 and IFRS 7 - Disclosures: Supplier Finance Arrangements

In May 2023, the IASB issued amendments to IAS 7 “Statement of Cash Flows” and IFRS 7 “Financial Instruments: Disclosures”, which specify the information requirements to be disclosed to enhance the current requirements, the purpose of which is helping financial statement users to understand the effects of supplier finance agreements on the entity’s liabilities, cash flows and exposure to liquidity risk.

These amendments require an entity to provide information about the impact of supplier finance arrangements on liabilities and cash flows, including the terms and conditions of those arrangements, the quantitative information on liabilities related to those arrangements at the beginning and end of the reporting period and the type and effect of non-cash changes in the carrying amounts of those arrangements. The information on those arrangements is required to be aggregated unless the individual arrangements have dissimilar or unique terms and conditions. In the context of the quantitative liquidity risk disclosures required by IFRS 7, supplier finance arrangements are included as an example of other factors that might be relevant to disclose.

2.6. New pronouncements

Pursuant to Communication “A” 6114 issued by the BCRA, as the new IFRS Accounting Standards are approved, or the current IFRS are modified or repealed and, once such changes are adopted by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE) by means of Notices of Adoption, the BCRA shall issue a statement announcing its approval for financial institutions. In general, the early application of any new IFRS Accounting Standards is not permitted, unless specifically permitted at the time of adoption.

The standards and interpretations applicable to the Entity, issued but ineffective as of the date of these consolidated financial statements are exposed below. The Entity will adopt these standards, if applicable, when they are effective. The Entity is evaluating the effects these standards may have on the financial statements.

Amendments to IAS 21 - Lack of exchangeability

In August 2023, the IASB issued amendments to IAS 21 relating to the “Lack of exchangeability”. The amendment to IAS 21 specifies how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when interchangeability is lacking. A currency is considered to be exchangeable for another currency when an entity is able to obtain the other currency without undue delay and through markets or exchange mechanisms that create enforceable rights and obligations. If a currency is not exchangeable for another currency, an entity is required to estimate the spot exchange rate at the measurement date. An entity's purpose in estimating the spot rate is to reflect the rate at which an orderly exchange transaction would take place at the measurement date between market participants under prevailing economic conditions. The amendments state that an entity may use an unadjusted observable exchange rate or other estimation technique.

When an entity estimates a spot exchange rate because a currency is not exchangeable for another currency, it should disclose information that enables users of the financial statements to understand how the fact of that currency not being interchangeable affects, the entity's performance, financial position and cash flows. These amendments will be effective from January 1, 2025.

IFRS 18 - Presentation and Disclosures in Financial Statements

In April 2024, the IASB issued IFRS 18 “Presentation and Disclosures in Financial Statements”, which addresses the format for the presentation of profit or loss in financial statements, performance measures defined by management and aggregation/disaggregation of disclosures. This standard will replace IAS 1 and is effective from January 1, 2027. The Entity is evaluating the effects that this standard will have on the consolidated financial statements.

Amendments to IFRS 9 and IFRS 7 - Classification and measurement of financial instruments

In May 2024, the IASB issued amendments to the classification and measurement of financial instruments, which:

•	Clarify that a financial liability is derecognized on the “settlement date,” i.e., when the related obligation is discharged, cancelled, expires or the liability otherwise qualifies for derecognition. It also introduces an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system before the settlement date if certain conditions are met.
•	Clarified how to assess contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG) and other similar contingent characteristics.
•	Clarified the treatment of non-recourse assets and contractually linked instruments.
•	Require additional disclosures for financial assets and liabilities with contractual terms that refer to a contingent event (including those that are linked to ESG) and equity instruments classified at fair value through other comprehensive income.

These amendments are effective from January 1, 2026.

Improvements to IFRS Accounting Standards

In July 2024, the IASB published Annual Improvements to IFRS Accounting Standards - Volume 11. Below is a summary of the amendments made:

•	IFRS 1 First-time Adoption of International Financial Reporting Standards - Hedge Accounting by a first-time adopter.
•	IFRS 7 Financial Instruments: Disclosures about gain or loss on derecognition, deferred difference between fair value and transaction price, and disclosures about credit risk; amendments are also made to paragraph IG1 of the Implementation Guidance.
•	IFRS 9 Financial Instruments - Derecognition of lease liabilities by the lessee. However, the amendment does not address how a lessee distinguishes between a lease modification as defined in IFRS 16 and an extinguishment of a lease liability in accordance with IFRS 9.
•	IFRS 9 Financial Instruments - Transaction Price: paragraph 5.1.3 of IFRS 9 has been amended to replace the reference to “transaction price as defined by IFRS 15 Revenue from contracts with customers” with “the amount determined by applying IFRS 15”.
•	IFRS 10 Consolidated Financial Statements - Determination of a “de facto agent”: paragraph B74 of IFRS 10 has been amended to clarify that the relationship described in paragraph B74 is only one example of the various relationships that could exist between the investor and other parties acting as de facto agents of the investor.

•	IAS 7 Statement of Cash Flows - Cost Method: paragraph 37 of IAS 7 has been amended to replace the term “cost method” with “at cost”, following the previous deletion of the definition of “cost method”.

These amendments are effective from January 1, 2026. The Entity is evaluating the effects these amendments may have on the financial statements.

2.7. Transcription to the books

As of the date of these consolidated financial statements, they are in the process of being transcribed to the Book of Balance Sheets for Publication and result. In addition, the entries corresponding to October, November and December 2024 are in the process of being transcribed to the general ledger book, in accordance with applicable laws in force.

3. Cash and deposits in banks

The breakdown in the Consolidated Statement of Financial Position and the balance of cash and cash equivalents calculated for the purposes of the preparation of the Consolidated Statement of Cash Flows is as follows:

	12.31.24	12.31.23

Cash	1,781,763,440	1,583,725,745
B.C.R.A. - Unrestricted current account	758,790,439	783,628,140
Balances with other local and foreign financial institutions	283,329,888	121,565,176

TOTAL	2,823,883,767	2,488,919,061

The balances of Cash and deposits in banks as of December 31, 2022 amounted to 2,009,234,740.

Analysis of the evolution of financing activities

The following table provides a reconciliation between the opening and closing balances of the main liabilities arising from financing activities:

	12.31.24	12.31.23
Financial liabilities

Opening balance	140,490,742	164,045,838

Cash flow
Issuance – Non-subordinated corporate bonds	99,271,683	30,821,854
Collections linked to financing activities	139,535,545	1,816,673
Principal payment – Non-subordinated corporate bonds and financing from local financial institutions	(10,729,920)	(76,085,804)
Lease payments	(13,075,965)	(13,561,406)

Transactions that do not generate cash flow
Additions – Right of use of leased properties	14,028,401	20,795,120
Accrued interest and adjustments	7,151,318	52,978,534
Monetary income/(loss) generated by financial liabilities	(27,443,877)	(40,320,067)

Closing balance	349,227,927	140,490,742

4. Debt securities at fair value through profit or loss

Breakdown is as follows:

	12.31.24	12.31.23

Government securities	91,797,177	487,641,727
Private securities - Corporate bonds	-	4,682,554

TOTAL	91,797,177	492,324,281

A breakdown of this information is provided in Exhibit A.

5. Derivative instruments

In the ordinary course of business, the group carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset, interest rate swap transactions and options. These transactions do not qualify as hedging pursuant to IFRS 9 - “Financial Instruments”.

The aforementioned instruments are measured at fair value and were recognized in the Consolidated Statement of Financial Position in the item “Derivative instruments”. Changes in fair values were recognized in the Consolidated Statement of Income in “Net income from measurement of financial instruments at fair value through profit or loss”.

Breakdown is as follows:

Assets

	12.31.24	12.31.23

Debit balances linked to foreign currency forwards pending settlement in pesos	9,270,169	18,588,677
Debit balances linked to interest rate swaps - floating rate for fixed rate	593,293	-
Income from put options taken (1)	-	3,191,736

TOTAL	9,863,462	21,780,413

(1) On July 18, 2024, the Bank undertook the bidding process for terminating the liquidity options related to government securities issued by the BCRA and existing in the Bank’s portfolio (Communiqués “B” 12,847 and “A” 7,546). As a result of such process, put options for a face value of 546,974,473,392 were delivered.

Liabilities

	12.31.24	12.31.23

Credit balances linked to foreign currency forwards pending settlement in pesos	3,858,635	4,671,486

TOTAL	3,858,635	4,671,486

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and in Euros as applicable, as well as the base value of interest rate swaps and put options taken are reported below:

	12.31.24	12.31.23

Foreign currency forwards

Foreign currency forward purchases - US$	718,460	169,836
Foreign currency forward sales - US$	705,015	119,093
Foreign currency forward sales - Euros	3,451	5,500

Interest rate swaps

Fixed rate for floating rate (1)	7,044,000	-

Put options

Put options taken (2)	-	142,183,107

(1)	Floating rate: Badlar rate, interest rate for deposits over one million pesos, for a term of 30 to 35 days.
(2)	On July 18, 2024, the Bank undertook the bidding process for terminating the liquidity options related to government securities issued by the BCRA and existing in the Bank’s portfolio (Communiqués “B” 12,847 and “A” 7,546). As a result of such process, put options for a face value of 546,974,473,392 were delivered.

6. Repo transactions and surety bonds

Breakdown is as follows:

Reverse repurchase transactions and surety bonds

	12.31.24	12.31.23

Amounts receivable for reverse repurchase transactions of BCRA Notes/Liquidity Bills (1)	-	2,618,426,757

TOTAL	-	2,618,426,757

(1)	As of 2023, repurchase transactions involving BCRA Notes/Liquidity bills fell due on January 2, 2024.

Repurchase transactions and surety bonds

No repurchase transactions or surety bonds were accounted for as of December 31, 2024 and 2023.

7. Other financial assets

Breakdown is as follows:

	12.31.24	12.31.23
Measured at amortized cost

Other receivables	144,335,268	107,559,147
Financial debtors from spot transactions pending settlement	64,541,525	2,007,555
Receivables from sale of ownership interest in Prisma Medios de Pago S.A. (1)	34,869,174	88,138,521
Non-financial debtors from spot transactions pending settlement	9,746,206	1,904,520
Other	657,095	276,761

	254,149,268	199,886,504

Measured at fair value through profit or loss

Mutual funds	749,178	1,615,390

	749,178	1,615,390

Allowance for loan losses (Exhibit R)	(1,806,480)	(3,089,931)

TOTAL	253,091,966	198,411,963

(1)	On October 1, 2021, the Bank, together with the other Class B Shareholders, gave notice of the exercise of the put option and therefore initiated the procedure to sell 49% of the capital stock in the company Prisma Medios de Pago S.A.

On March 18, 2022, the transfer of all the remaining shareholding of the Bank in Prisma Medios de Pago S.A. was consummated for a price of US$ 40,038,122. Such amount will be paid as follows: (i) 30% in Pesos adjustable by CER (UVA) at an annual nominal rate of 15% and (ii) 70% in US Dollars at an annual nominal rate of 10% within a term of six years.

8. Loans and other financing

The Group holds loans and other financing under a business model intended to collect contractual cash flows. Therefore, the Group measures loans and other financing at amortized cost. Breakdown is as follows:

	12.31.24	12.31.23

Credit Cards	2,052,689,770	1,530,126,592
Notes	1,098,210,199	692,636,024
Loans for the prefinancing and financing of exports	1,003,823,052	333,614,287
Consumer loans	814,048,729	330,607,096
Discounted instruments	730,263,083	316,217,724
Overdrafts	643,005,825	384,385,683
Mortgage loans	234,142,459	172,913,557
Pledge loans	178,348,891	96,545,542
Other financial institutions	60,235,154	35,782,959
Consumer loans	44,164,421	22,361,108
Receivables from finance leases	25,671,951	27,698,842
Non-financial government sector	964,726	316,210
Instruments purchased	920,747	6,566,782
Other financing	810,925,119	451,036,300

	7,697,414,126	4,400,808,706

Allowance for loan losses (Exhibit R)	(158,842,594)	(98,911,277)

TOTAL	7,538,571,532	4,301,897,429

The Group as lessor entered into finance lease agreements related to vehicles and machinery and equipment. The following table shows the total gross investment in the finance leases (lease-purchase agreement) and the current value of the minimum collections to be received thereunder:

	12.31.24		12.31.23
	Total investment	Current value of minimum payments	Total investment	Current value of minimum payments
Term

Up to 1 year	15,055,680	5,979,926	19,578,450	5,660,933
From 1 to 2 years	14,495,003	7,487,274	20,197,364	7,955,625
From 2 to 3 years	10,521,814	6,563,738	14,779,283	6,710,041
From 3 to 4 years	3,974,129	2,646,884	7,972,993	4,779,270
From 4 to 5 years	2,659,573	2,220,798	2,848,324	2,592,973
More than 5 years	1,040,932	773,331	-	-

TOTAL	47,747,131	25,671,951	65,376,414	27,698,842

Share capital		24,989,716		26,292,421
Interest accrued		682,235		1,406,421

TOTAL		25,671,951		27,698,842

The breakdown of loans and other financing according to credit performance (determined as per the criteria set forth by the BCRA in the debtor classification regulations) and guarantees received are presented in Exhibit B. The information on concentration of loans and other financing is presented in Exhibit C. The reconciliation of the information included in that Exhibit to the carrying amounts is shown below:

	12.31.24	12.31.23

Total Exhibits B and C	7,967,880,453	4,652,384,348
Plus:
Loans to personnel	44,164,421	22,361,108
Interest and other items accrued receivable from financial assets with credit value impairment	2,867,729	1,769,902
Less:
Allowance for loan losses (Exhibit R)	(158,842,594)	(98,911,277)
Adjustments for effective interest rate	(49,846,734)	(29,771,380)
Corporate bonds and other private securities	(38,325,222)	(20,450,984)
Loan commitments	(229,326,521)	(225,484,288)

Total loans and other financing	7,538,571,532	4,301,897,429

Note 43.2 to these consolidated financial statements contains information on credit risk associated with loans and other financing and allowances measured using the expected credit loss model.

Trade-related loans

The following tables analyze our loan portfolio (broken down into performing and non-performing) according to the main economic activity of the borrowers as of December 31, 2024 and 2023. Where applicable, loans to individuals are allocated to the borrower’s economic activity. Loans are stated before deduction of the allowance for credit losses and include loans and financing to all clients.

	12.31.24
	Loan Portfolio (1)
Economic Area/Activity	Performing	%	Non-performing	%	Total

	(in thousands of pesos, except percentages)
Consumption	3,481,793,760	45.91%	100,087,788	88.72%	3,581,881,548
Other products	1,119,865,854	14.77%	4,166,912	3.69%	1,124,032,766
Retail and wholesale	617,831,686	8.15%	856,509	0.76%	618,688,195
Agriculture and livestock	420,625,247	5.55%	1,148,503	1.02%	421,773,750
Mining	163,529,011	2.16%	114,636	0.10%	163,643,647
Electricity, oil, water and healthcare services	136,383,301	1.80%	112,455	0.10%	136,495,756
Transport	111,440,083	1.47%	241,771	0.21%	111,681,854
Services	104,280,882	1.37%	505,070	0.45%	104,785,952
Other financial institutions	60,235,154	0.79%	–	–%	60,235,154
Construction	43,967,749	0.58%	272,767	0.24%	44,240,516
Non-financial government sector	960,927	0.01%	3,799	0.01%	964,726
Other	1,323,682,150	17.44%	5,308,112	4.70%	1,328,990,262
TOTAL	7,584,595,804	100.00%	112,818,322	100.00%	7,697,414,126

	12.31.23
	Loan Portfolio (1)
Economic Area/Activity	Performing	%	Non-performing	%	Total

	(in thousands of pesos, except percentages)
Consumption	2,014,879,775	46.60%	63,137,051	82.35%	2,078,016,826
Other products	504,469,152	11.67%	6,736,053	8.79%	511,205,205
Retail and wholesale	359,287,744	8.31%	572,866	0.75%	359,860,610
Mining	322,806,208	7.47%	194,249	0.25%	323,000,457
Agriculture and livestock	214,729,088	4.97%	1,310,231	1.71%	216,039,319
Services	81,031,633	1.87%	282,822	0.37%	81,314,455
Transport	72,552,135	1.68%	420,315	0.55%	72,972,450
Other financial institutions	35,782,960	0.83%	–	–%	35,782,960
Construction	27,733,253	0.64%	587,618	0.77%	28,320,871
Electricity, oil, water and healthcare services	23,655,781	0.55%	5,895	0.01%	23,661,676
Non-financial government sector	313,391	0.01%	2,818	0.01%	316,209
Other	666,899,454	15.40%	3,418,214	4.44%	670,317,668
TOTAL	4,324,140,574	100.00%	76,668,132	100.00%	4,400,808,706
(1)	Performing: Stage 1 and Stage 2; Non-performing: Stage 3

As of December 31, 2024 and 2023, the Group holds the following loan commitments booked in off-balance sheet accounts according to the financial reporting framework set forth by the BCRA:

	12.31.24	12.31.23

Overdrafts and receivables not used	108,991,201	39,579,775
Secured loans	60,605,351	96,768,335
Liabilities related to foreign trade transactions	56,283,756	83,191,444
Guarantees granted	3,446,213	5,944,734

TOTAL	229,326,521	225,484,288

Risks related to the aforementioned loan commitments are assessed and controlled within the framework of the Group's credit risks policy (Note 43.1. Risk policies of financial instruments).

9. Other debt securities

9.1. Financial assets measured at amortized cost

Breakdown is as follows:

	12.31.24	12.31.23

Argentine Treasury Bonds in pesos. Maturity 08-23-2025	125,492,302	107,798,424
Argentine Treasury Bonds in pesos. Maturity 05-23-2027	24,039,592	70,570,093
Argentine Treasury Bonds in pesos at 0.7% Badlar Private Rate. Maturity 11-23- 2027	10,372,413	32,167,645

TOTAL	159,904,307	210,536,162

9.2. Financial assets measured at fair value through OCI

Breakdown is as follows:

	12.31.24	12.31.23

Government securities	2,262,027,285	1,136,448,130
Private securities – Corporate bonds	37,554,734	19,509,778
BCRA Notes	37,098,912	-
Local BCRA Bills in foreign currency	-	151,937,663
BCRA Liquidity Bills in pesos	-	131,713,790

TOTAL	2,336,680,931	1,439,609,361

Debt Swap – March / June 2023

In March 2023, the Bank launched a voluntary debt swap under Section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The securities delivered/received under such swap were as follows:

Securities Delivered
Species	Nominal values
Argentine Treasury Bill in pesos at discount. Maturity April 28, 2023 (LEDES S28A3)	19,027,714,460
Argentine Treasury Bill in pesos adjusted by CER at discount. Maturity May 19, 2023 (LECER X19Y3)	7,000,000,000
Argentine Treasury Bill in pesos at discount. Maturity May 31, 2023 (LEDES S31Y3)	6,840,800,244
Argentine Treasury Bill in pesos at discount. Maturity June 30, 2023 (LEDES S30J3)	5,532,343,136

Received Securities
Species	Nominal values
Argentine Treasury Bond in pesos adjusted by CER 3.75%. Maturity April 14, 2024 (T3X4P)	13,237,176,685
Argentine Treasury Bond in pesos adjusted by CER 4%. Maturity October 14, 2024 (T4X4P)	17,649,568,913
Argentine Treasury Bond in pesos adjusted by CER 4.25%. Maturity February 14, 2025 (T2X5P)	13,237,176,685

In June 2023, the Bank launched a new voluntary debt swap under Section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The securities delivered/received under such swap were as follows:

Securities Delivered
Species	Nominal values
Argentine Treasury Bill in pesos adjusted by CER at discount. Maturity June 16, 2023 (LECER X16J3)	2,159,998,000
Argentine Treasury Bill in pesos adjusted by CER at discount. Maturity July 18, 2023 (LECER X18L3)	35,863,500,000
Argentine Treasury Bonds in pesos adjusted by CER 1.45%. Maturity August 13, 2023 (T2X3)	3,622,490,577

Received Securities
Species	Nominal values
Argentine Treasury Bond in pesos adjusted by CER 4.25%. Maturity December 13, 2024 (T5X4P)	71,442,000,014

In addition, the Bank purchased put options from the BCRA. These options grant the Bank an opportunity to sell (put option) the underlying asset at a price determined by BCRA applicable regulations. In this transaction, options may be exercised up to the day prior to the maturity date of the underlying asset. On July 18, 2024, the Bank undertook the bidding process for terminating the liquidity options related to government securities issued by the BCRA (Central Bank of Argentina) and existing in the Bank’s portfolio (Communiqués “B” 12,847 and “A” 7,546). As a result of such process, put options for a face value of 546,974,473,392 were delivered.

Debt Swap – August 2024

In August 2024, the Bank launched a new voluntary debt swap under Section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The securities delivered/received under such swap were as follows:

Securities Delivered
Species	Nominal values
Treasury Bonds in pesos adjusted by Cer 4.25%. Maturity February 14, 2025 (T2X5)	4,730,000,000
Treasury Bonds in pesos adjusted by Cer 4%. Maturity October 14, 2024 (T4X4)	14,420,000,000

Securities Received
Species	Nominal values
Argentine Treasury Bills capitalizable in pesos. Maturity March 31, 2025 (LT S31M5)	21,939,229,119
Argentine Treasury Bonds in pesos adjusted by CER. Maturity December 15, 2025 (TZXD5)	56,422,237,648

Debt Swap – January 2025

In January 2025, the Bank launched a new voluntary debt swap under Section 2, Presidential Decree No. 846/2024 issued by the Ministry of Economy. The securities delivered/received under such swap were as follows:

Securities Delivered
Species	Nominal values
Treasury Bonds in pesos adjusted by Cer 4.25%. Maturity February 14, 2025 (T2X5)	13,857,176,685
Argentine Treasury Bills capitalizable in pesos. Maturity May 30, 2025 (LT S30Y5)	26,690,835,200
Argentine Treasury Bills capitalizable in pesos. Maturity July 18, 2025 (LT S18J5)	50,000,000,000
Argentine Treasury Bills capitalizable in pesos. Maturity July 30, 2025 (LT S30J5)	25,112,610,000
Argentine Treasury Bonds in pesos Zero Coupon adjusted by Cer. Maturity June 30, 2025 (TZX25)	3,000,000,000
Argentine Treasury Bills capitalizable in pesos. Maturity August 29, 2025 (LT S29G5)	25,000,000,000
Argentine Treasury Bills capitalizable in pesos. Maturity July 31, 2025 (LT S31L5)	175,850,000,000
Argentine Treasury Bills capitalizable in pesos. Maturity September 12, 2025 (LT S12S5)	25,000,000,000
Argentine Treasury Bills capitalizable in pesos. Maturity September 30, 2025 (LT S30S5)	50,000,000,000
Argentine Treasury Bonds capitalizable in pesos. Maturity October 17, 2025 (T17O5)	100,000,000,000
Argentine Treasury Bills capitalizable in pesos. Maturity May 16, 2025 (LT S16Y5)	19,387,383,700

Securities Received
Species	Nominal values
Argentine Treasury Bills capitalizable in pesos. Maturity November 10, 2025 (LT S10N5)	91,130,891,038
Argentine Treasury Bonds in pesos at dual rate. Maturity March 16, 2026 (TTM26)	163,702,463,045
Argentine Treasury Bonds in pesos at dual rate. Maturity June 30, 2026 (TTJ26)	163,702,463,045
Argentine Treasury Bonds in pesos at dual rate. Maturity September 15, 2026 (TTS26)	163,702,463,045
Argentine Treasury Bonds in pesos at dual rate. Maturity December 15, 2026 (TTD26)	163,702,463,038

Debt Swap – February 2025

In February 2025, the Bank launched a new voluntary debt swap under Section 2, Presidential Decree No. 846/2024 issued by the Ministry of Economy. The securities delivered/received under such swap were as follows:

Securities Delivered
Species	Nominal values
Argentine Treasury Bills capitalizable in pesos. Maturity March 31, 2025 (LT S31M5)	42,927,187,195

Securities Received
Species	Nominal values
Argentine Treasury Bills capitalizable in pesos. Maturity November 10, 2025 (LT S10N5)	64,312,653,526

10. Financial assets pledged as collateral

Breakdown is as follows:

		12.31.24	12.31.23

BCRA - Special guarantee accounts (Note 47.1)	(1)	211,771,973	211,069,288
Deposits as collateral	(2)	126,165,268	60,895,709
Guarantee trust - Government securities at fair value through OCI	(3)	125,000,331	284,391,744
Guarantee trust - USD - Government and Private Securities at fair value through OCI	(4)	30,406	13,386,266

TOTAL		462,967,978	569,743,007

(1)	Special guarantee current accounts opened at the BCRA for transactions related to the automated clearing houses and other similar entities.
(2)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad and leases.
(3)	Set up as collateral to operate with Rosario Futuros Exchange (ROFEX), Bolsas y Mercados Argentinos S.A. (BYMA) and Mercado Abierto Electrónico S.A. (MAE) on foreign currency forward transactions and futures contracts. The trust is composed of Treasury Bonds in pesos adjusted by Cer due 2025 and 2026 (Species T2X5, TX26 and TZXD5). As of December 31, 2023, the trust was composed of species T2X4, T2X5 and TX26.
(4)	The trust is composed of dollars in cash. As of December 31, 2023, the trust was composed of dollars in cash, Treasury Bonds (TV24D) and Private Securities (LUC40, PQCOO and PQCHO).

11. Income tax

This tax should be booked using the balance sheet liability method, recognizing (as credit or debt) the tax effect of temporary differences between the accounting valuation and the tax valuation of assets and liabilities, and its subsequent allocation to income or loss for the year in which its reversion occurs, also considering the possibility of taking advantage of tax losses in the future.

11.1. Current income tax assets

Breakdown is as follows:

	12.31.24	12.31.23

Tax advances	45,438,057	349,167
	45,438,057	349,167

11.2. Current income tax liabilities

Breakdown is as follows:

	12.31.24	12.31.23

Income tax provision	17,135,128	426,610,954
Tax advances	(2,573,657)	(7,392,376)
Collections and withholdings	(787,449)	(750,788)

	13,774,022	418,467,790

11.3. Deferred income tax

The composition and evolution of deferred income tax assets and liabilities is as follows:

Account		Changes recognized in		12.31.24
	As of 12.31.23	Profit or loss	OCI	Deferred tax asset	Deferred tax liability

Allowance for loan losses	29,964,089	16,082,845	-	46,046,934	-
Provisions	77,535,032	(21,493,729)	-	56,041,303	-
Loans and cards commissions	7,861,284	5,065,392	-	12,926,676	-
Organizational expenses and others	(36,907,330)	(7,620,053)	-	-	(44,527,383)
Property and equipment and miscellaneous assets	(90,911,885)	9,906,978	-	-	(81,004,907)
Debt securities and investments in equity instruments	(37,853,293)	21,733,179	1,521,923	-	(14,598,191)
Tax inflation adjustment	2,776,485	(2,709,258)	-	67,227	-
Tax losses	2,740,908	47,657,466	-	50,398,374	-
Other	113	(61)	-	52	-

Balance	(44,794,597)	68,622,759	1,521,923	165,480,566	(140,130,481)

Offsettings				(140,130,481)	140,130,481

Net Deferred Assets				25,350,085	-

Account		Changes recognized in		As of 12.31.23
	As of 12.31.22	Profit or loss	OCI	Deferred tax asset	Deferred tax liability

Allowance for loan losses	34,125,731	(4,161,642)	-	29,964,089	-
Provisions	85,541,940	(8,006,908)	-	77,535,032	-
Loans and cards commissions	8,280,148	(418,864)	-	7,861,284	-
Organizational expenses and others	(33,046,196)	(3,861,134)	-	-	(36,907,330)
Property and equipment and miscellaneous assets	(88,236,354)	(2,675,531)	-	-	(90,911,885)
Debt securities and investments in equity instruments	(64,567,698)	247,590,521	(220,876,116)	-	(37,853,293)
Tax inflation adjustment	17,401,198	(14,624,713)	-	2,776,485	-
Tax losses	5,432,264	(2,691,356)	-	2,740,908	-
Other	292	(179)	-	113	-

Balance	(35,068,675)	211,150,194	(220,876,116)	120,877,911	(165,672,508)

Offsettings				(114,680,791)	114,680,791

Balance				6,197,120	(50,991,717)

In the consolidated financial statements, the (current and deferred) income tax assets of a Group entity will not be offset with the (current and deferred) income tax liabilities of another Group entity because they are related to income tax amounts borne by different taxpayers and also because they do not have legal rights before tax authorities to pay or receive any amounts to settle the net position.

11.4. Income tax

Below are the main components of the income tax expense:

	12.31.24	12.31.23

Current income tax expense	(155,446,102)	(509,675,772)
Income/(loss) from deferred income tax	68,622,759	211,150,396

Income tax recognized through profit or loss	(86,823,343)	(298,525,376)

Income tax recognized through OCI	173,711,328	(220,876,116)

Total income tax	86,887,985	(519,401,492)

The Group's effective tax rate calculated on the income tax recognized in the income statement for the fiscal year ended December 31, 2024 and 2023 was 20% and 45%, respectively.

The income tax expense for the fiscal year ended December 31, 2023 includes recoveries from judgments for fiscal years 2013 and 2014, as stated under “Requests for refund. Fiscal years 2013, 2014 and 2015”.

Below is a reconciliation between the tax that would result from applying the current tax rate on income before income tax and the income tax expense recognized in profit or loss as of December 31, 2024, comparative with the previous year:

	12.31.24	12.31.23

Income before income tax	444,475,996	657,701,345
Income tax rate	35%	35%

Tax on taxable income	155,566,599	230,195,471

Permanent differences:
Non-taxable income	(5,046,526)	(4,035,065)
Non-income tax deductible expenses	2,393,524	5,540,479
Effect of tax rate change	67,800	(84,226)
Accounting inflation adjustment	699,688,566	878,801,458
Tax inflation adjustment	(773,960,520)	(779,398,423)
Other	8,113,900	(32,494,318)

Income tax expense	86,823,343	298,525,376

11.5. Inflation adjustment for tax purposes

Law No. 27,430 of Tax Reform, as amended by Laws 27,468 and 27,541, sets forth the following as regards the inflation adjustment for tax purposes, effective for fiscal years started on or after January 1, 2018:

i.	Such adjustment will be applicable in the tax year in which the percentage variation of the general consumer price index at national level (CPI) exceeds 100% in the thirty-six months prior to the end of the reporting fiscal year;

ii.	Regarding the first, second and third fiscal years as from January 1, 2018, the procedure will be applicable in the event that the variation of such index, calculated from the beginning and until the closing of each of those fiscal years, exceeds 55%, 30% and 15% for the first, second and third years of application, respectively;

iii.	The effect of the positive or negative inflation adjustment for tax purposes, as the case may be, corresponding to the first, second and third fiscal years started on or after January 1, 2018, is charged one third in that tax period and the remaining two thirds, in equal parts, in the two immediately following tax periods;

iv.	The effect of the positive or negative inflation adjustment corresponding to the first and second tax years starting on or after January 1, 2019, is charged one-sixth in the tax year in which the adjustment is determined and the remaining five-sixths in the immediately following tax periods; and

v.	For tax years beginning on or after January 1, 2021, 100% of the adjustment may be deducted in the year in which it is determined.

As of December 31, 2024, the parameters established by the income tax law to apply the inflation adjustment for tax purposes are met and the effects arising from the application of such adjustment as provided by law have been included when booking current and deferred income tax.

11.6. Income tax corporate rate:

Law No. 27,630, enacted on June 16, 2021 through Decree No. 387/2021, set forth for fiscal years starting on or after January 1, 2021, a tax rate scale scheme of 25%, 30% and 35% to be progressively applied according to the level of taxable net income accumulated as of each fiscal year end. In these financial statements, the Entity and its subsidiaries have determined current income tax using the tax rate applicable to the total expected income for the year, while deferred income tax balances were measured using the progressive tax rate that is expected to be in effect when the temporary differences are reversed.

11.7. Other tax matters

- Inflation adjustment for tax purposes. Fiscal years 2016, 2017 and 2018.

On May 10, 2017, May 10, 2018 and May 13, 2019, and based on related case law, the Entity’s Board of Directors approved the filing of actions for declaratory judgment of unconstitutionality of section 39 of Law No. 24.073, section 4 of Law No. 25.561, section 5 of Decree No. 202-14 issued by the Argentine Executive, Law No. 27.468 and any other regulation whereby the inflation adjustment mechanism provided for under Law No. 20.628, as amended, is considered not applicable due to the confiscatory effect in the specific case, for fiscal years 2016, 2017 and 2018. Consequently, the Entity filed its income tax returns for those fiscal years taking into consideration the effect of those restatement mechanisms.

The net impact of this measure on nominal values was an adjustment to the income tax assessed for the fiscal year ended December 31, 2016 in the amount of 1,185,800 (in nominal values), for fiscal year ended December 31, 2017, in the amount of 1,021,519 (in nominal values), and for fiscal year ended December 31, 2018, in the amount of 3,239,760 (in nominal values).

On June 8, 2020, the Federal Court on Administrative Matters (JCAF 12-23) ruled upon the action for declaratory judgment filed on May 12, 2017, upholding the complaint and thus declaring that the prohibition to apply the inflation adjustment mechanism for the purposes of the income tax return filed by the Bank for fiscal year 2016 is not applicable to the instant case.

The appeals filed against the judgment were granted on August 6, 2020, and the case was submitted to the Appellate Court for consideration. On December 9, 2020, the Federal Appellate Court on Administrative Matters (Courtroom II) dismissed the appeals, thus confirming the judgment rendered by the court of original jurisdiction. The tax authority Administración Federal de Ingresos Públicos (“AFIP” or the “Tax Authority” or the “National Tax Authority”) filed an extraordinary appeal against the judgment, but then withdrew it through a motion filed on February 1, 2021. Accordingly, the judgment rendered by the Appellate Court in favor of the Bank’s interests became final.

On June 14, 2021, the Court of First Instance rendered judgment in respect of the action for declaratory judgment of unconstitutionality for fiscal year 2017 in favor of the Bank’s position. After appealing the judgment to the Appellate Court, the Bank filed the basis for the appeal but on September 3, 2021 the tax authority filed a brief withdrawing the appeal filed.

Finally, on May 10, 2022, the Appellate Court considered that AFIP had withdrawn its appeal with respect to the judgment on the merits.

On October 5, 2022, the Federal Contentious Administrative Trial Court No. 2 issued a favorable decision on the unconstitutionality action filed with respect to the regulations banning the application of title VI of the adjustment for inflation in the 2018 income tax return. Said judgement was appealed by both parties.

On July 11, 2023, the decision issued by Room I of the Federal Court of Appeals in Contentious and Administrative Matters confirming the trial court decision in favor of the Bank was notified. On August 8, 2023, AFIP filed an extraordinary appeal, which was partially granted.

On September 24, 2024, the Argentine Supreme Court of Justice rendered judgment dismissing the extraordinary appeal filed by AFIP.

Based on the foregoing, as of December 31, 2024, the Entity has no liabilities for the items referred to above.

- Request for refund. Fiscal year 2019

As concerns fiscal year 2019, the Entity assessed its income tax liability applying the inflation adjustment for tax purposes according to the terms of the Public Emergency Law, which maintains the inflation adjustment mechanism set out under Title VI of the Income Tax Law. Nevertheless, one sixth of the resulting inflation adjustment amount should be recognized during that fiscal year, with the remaining five sixths being computed, in equal parts, over the five immediately following fiscal years. Such deferral has been recognized as a deferred tax asset.

On August 21, 2020, the Bank filed a request for refund at the administrative stage pursuant to the provisions of the first paragraph of section 81 of Law No. 11683 (as compiled in 1998 and as amended) to recover the amount of 4,528,453 (in nominal values).

Upon no response from the tax authorities, on June 17, 2021 the Entity filed a motion for expedited proceedings and on November 18, 2021 a legal action was filed before National Court on Federal Administrative Matters No. 10 (Court Clerk’s Office No. 24).

Pursuant to the financial reporting framework set forth by the BCRA, the Entity does not record assets in relation to requests for refund filed.

- Inflation adjustment for tax purposes. Fiscal year 2020

In relation to fiscal year 2020, the Entity determined the income tax as of December 31, 2020 by applying the inflation adjustment for tax purposes in accordance with the provisions of the Public Emergency Law.

On May 26, 2021, and based on related case law, the Entity’s Board of Directors approved the filing of an action against AFIP for declaratory judgment of unconstitutionality of section 194 of the Income Tax Law (as compiled in 2019) and/or of such rules that prohibit the full application of the inflation adjustment for tax purposes, on the grounds that they would lead to the assessment of a confiscatory income tax liability for fiscal year 2020; therefore allowing the full application of the mechanism set forth in section 106, paragraphs a) through e), Title VI of the Income Tax Law in that fiscal year.

Consequently, as of December 31, 2021, the Entity accounted for an adjustment in nominal values to the income tax liability assessed for the fiscal year ended December 31, 2020 in the amount of 5,817,000 (113,217,279 in restated values), with the ensuing impact on deferred tax assets by 5,033,000 (decrease) (100,351,307 in restated values) and on the income tax expense of 784,000 (12,865,981 in restated values).

On August 15, 2023, a trial court decision sustaining the claim filed by the Bank was issued. On August 22, 2023, the Bank filed an appeal against the imposition of legal costs, requiring that they be imposed on the losing party. On August 23, 2023, AFIP appealed the merits of the case, requiring the revocation of the judgment.

On July 1, 2024, the Court rejected the AFIP’s claims on the merits and resolved to impose court costs on AFIP in both instances. AFIP filed an extraordinary appeal against the favorable judgment for the Bank.

- Request for refund. Fiscal year 2021

On June 30, 2022, the Bank filed a prior administrative claim before the AFIP in order to obtain the recognition of the corrective tax return in less filed on June 30, 2022 with respect to the Income Tax for the 2021 tax year for 309,000 (in nominal values), on the grounds that the partial application of the correction mechanisms of the inflation adjustment under the provisions of Section 93 of the Income Tax Law is unconstitutional, since it affects the principle of reasonableness, equality, contributive capacity and confiscatory nature.

On June 6, 2023, a prompt resolution was requested. In view of the AFIP's silence, on September 20, 2023, a claim was filed before the Federal Court on Contentious Administrative Matters No. 1, Clerks’ Office No. 1.

- Inflation adjustment for tax purposes. Fiscal year 2022

On June 2, 2023, the Bank filed an unconstitutionality action against the AFIP to obtain a ruling declaring the unconstitutionality of section 93 of Income Tax Law (as revised in 2019) or other regulations preventing the comprehensive application of the tax adjustment for inflation, as it leads to a confiscatory income tax assessment for 2022 and, consequently, allows for the comprehensive adoption of the cost and amortization adjustment method provided for by sections 62 through 66, 71, 87 and 88 of Income Tax Law. The action is pending before the Federal Court on Contentious Administrative Matters No. 9.

The file is currently in the discovery stage.

- Request for refund. Fiscal year 2023

On September 13, 2024, the Bank filed an administrative claim with the AFIP requesting that the amending tax return filed on May 13, 2024, in connection with income tax for the 2023 tax year amounting to 2,491,499 (in nominal terms) be recognized. The claim was grounded on the fact that the partial application of the adjustment for inflation mechanisms under section 93, Income Tax Law, is unconstitutional because it affects the fairness, equality, tax-paying capacity and confiscation principles.

- Requests for refund. Fiscal years 2013, 2014 and 2015

Regarding fiscal years 2013, 2014 and 2015, the Entity assessed income tax without applying the inflation adjustment for tax purposes, consequently a higher tax was paid in the amounts of 264,257, 647,945 and 555,002, respectively, in nominal values, based on grounds similar to those stated in the first paragraph “Inflation Adjustment for Tax Purposes. Fiscal Years 2016, 2017 and 2018”.

In the judicial case of the repetition corresponding to the fiscal period 2013, on August 7, 2023, the entity was notified of the judgment issued by the Supreme Court of Justice, by which the extraordinary appeal and the complaint filed by the Treasury were rejected, leaving firm the favorable judgments of the previous instances that recognized the Bank the repetition of 264,257 (in nominal values) for said period plus interest.

Once the presented liquidation was approved and the corresponding procedures were completed, on December 27, 2023, the AFIP deposited in a bank account of the Entity the sum of 1,037,484 (in nominal values), corresponding to 264,257 (in nominal values) in the concept of capital and 773,227 (in nominal values) in the concept of updating capital and interest.

In the judicial case of the repetition corresponding to the fiscal period 2014, on July 12, 2023, the Entity was notified of the judgment issued by the Supreme Court of Justice, by which the extraordinary appeal and the complaint filed by the Treasury were rejected. In this way, the favorable judgments of the previous instances that recognized the Bank the repetition of 647,946 (in nominal values) for said period plus interest until effective payment become final.

Then, on November 19, 2024, the Court approved the liquidation of 647,945 (in nominal values) plus 2,226,229 (in nominal values) corresponding to accrued interest from the filing of the request for repetition until September 23, 2024 (in nominal values) calculated according to the average monthly passive rate published by the BCRA and as of July 17, 2019, the effective monthly rate published by the AFIP applies, in compliance with Resolution MH 598/19, 559/2022 and 3/2024. Without prejudice to the interest that will continue to accrue until the payment date.

As a result of the abovementioned favorable decisions by the Argentine Supreme Court of Justice and the collection of one of such cases, the Bank booked a receivable of 2,898,298 restated as of December 31, 2024.

In turn, on April 4, 2017, a request for refund was filed in relation to the higher amount of tax paid for fiscal year 2015. Likewise, on December 29, 2017, the related judicial action was filed for this fiscal year.

On June 28, 2022, the Federal Appellate Court on Administrative Matters (Courtroom VII) rendered judgment in favor of the Bank as regards the recovery of the income tax for tax period 2015 and AFIP appealed such judgment.

On October 25, 2023, the Appellate Court rendered favorable judgment in the case relating to the request for refund of the Income Tax due to the application of the tax inflation adjustment in 2015, confirming the first instance judgment.

The AFIP and the Entity filed extraordinary appeals.

On October 25, 2024, through Presidential Decree No. 953/2024, the Federal Executive established that the AFIP be dissolved and the ARCA (Revenue and Customs Control Agency) be created.

12. Investments in equity instruments

12.1. Investments in equity instruments through profit or loss

Breakdown is as follows:

	12.31.24	12.31.23

Private securities - Shares of other non-controlled companies	8,155,134	7,024,887

TOTAL	8,155,134	7,024,887

12.2. Investments in equity instruments through other comprehensive income

Breakdown is as follows:

	12.31.24	12.31.23

Compensadora Electrónica S.A.	2,436,994	1,941,974
Mercado Abierto Electrónico S.A.	1,011,785	1,114,544
Banco Latinoamericano de Exportaciones S.A.	735,975	880,780
Seguro de Depósitos S.A.	268,270	314,132
Other	49,549	71,147

TOTAL	4,502,573	4,322,577

13. Investments in associates

Breakdown is as follows:

	12.31.24	12.31.23

Rombo Compañía Financiera S.A.	10,358,064	6,701,552
BBVA Seguros Argentina S.A.	7,416,514	10,256,766
Interbanking S.A.	3,375,717	4,595,583
Play Digital S.A.(1)	1,930,078	4,252,970
Openpay Argentina S.A.(2)	737,620	1,122,176

TOTAL	23,817,993	26,929,047
(1)	To establish the value of this investment, accounting information from Play Digital S.A. has been used as of September 30, 2024. Additionally, significant transactions carried out or events that occurred between October 1, 2024 and December 31, 2024 have been considered. In addition, on February 27, 2023 and October 18, 2023, capital contributions were made in the amount of 396,030 (2,375,465 in restated values) and 600,969 (1,852,294 in restated values), respectively. Besides, on August 23, 2024, a new capital contribution was made for 427,401 (477,730 in restated values).

(2)	On April 19, 2023, the amount of 29,205 (150,081 in restated values) in shares were subscribed for and paid in cash. It is worth mentioning that on July 4, 2024, a new capital contribution was made, amounting to 250,377 (291,537 in restated values), which was also paid in in cash.

14. Property and equipment

Breakdown is as follows:

	12.31.24	12.31.23

Real estate	436,423,792	484,540,109
Furniture and facilities	82,711,872	83,491,519
Right of use – Real Estate	57,029,285	53,004,486
Machinery and equipment	48,444,939	17,173,215
Works in progress	19,862,736	8,884,230
Vehicles	2,074,744	2,313,650

TOTAL	646,547,368	649,407,209

The breakdown of lease assets and liabilities as well as interest and foreign exchange differences recognized in profit or loss is disclosed in Note 25 to these consolidated financial statements.

As mentioned in note 2.3.12 as of December 31, 2024, the recoverable value of Property and equipment exceeds its accounting balance.

As of December 31, 2023, the impairment of certain assets carried under “Property and equipment” was recognized for 4,576,625.

The changes in this item for the years 2024 and 2023 are reported in Exhibit “F”.

15. Intangible assets

Breakdown is as follows:

	12.31.24	12.31.23

Own systems development expenses	69,228,950	72,161,118

TOTAL	69,228,950	72,161,118

The changes in this item for the years 2024 and 2023 are reported in Exhibit “G”.

16. Other non-financial assets

Breakdown is as follows:

	12.31.24	12.31.23

Investment properties	133,263,322	130,990,523
Prepayments	28,129,030	26,852,512
Advances to suppliers of goods	17,336,437	14,377,596
Tax advances	15,172,745	16,439,668
Other miscellaneous assets	13,619,468	2,501,553
Advances to personnel	10,976,759	18,525,667
Foreclosed assets	162,765	172,123
Other	2,787,333	17,146,132

TOTAL	221,447,859	227,005,774

Investment properties include pieces of real estate leased to third parties. The average term of lease agreements is 6 years. Subsequent renewals are negotiated with the lessee. The Group has classified these leases as operating leases, since these arrangements do not substantially transfer all risks and benefits inherent to the ownership of the assets. The rental income is recognized under “Other operating income” on a straight-line basis during the term of the lease.

As mentioned in note 2.3.12 as of December 31, 2024 and 2023, the recoverable value of Investment properties does not exceed its accounting balance considering the impairment recorded as of such dates in the properties detailed below:

Account	Impairment
	12.31.2024	12.31.2023

Real Estate – Torre BBVA	(16,683,862)	-
Real Estate – Della Paolera	(10,877,934)	-
Real Estate – Edificio Tesla	(8,605,852)	-
Real Estate - Viamonte	(1,487,587)	(518,959)

TOTAL	(37,655,235)	(518,959)

The changes in investment property for the years 2024 and 2023 are reported in Exhibit “F”.

17. Non-current assets held for sale

It includes pieces of real estate located in the Argentine Republic, which the Bank’s Board of Directors agreed to sell in the short term.

Breakdown is as follows:

	12.31.24	12.31.23

Real Estate held for sale – Villa del Parque	1,509,906	-
Real Estate held for sale – Llavallol	829,952	-
Real Estate held for sale- Fisherton (1)	590,642	1,041,944
Real Estate held for sale – Avellaneda	344,844	-
Real Estate held for sale- Villa Lynch	272,859	272,859
Real Estate held for sale- Bernal	201,437	201,437
Real Estate held for sale- Mendoza	-	339,523

TOTAL	3,749,640	1,855,763

(1) On January 13, 2025, the real estate held for sale – Fisherton was sold. See Note 54 – Subsequent events.

As mentioned in note 2.3.12 as of December 31, 2024 and 2023, the recoverable value of non-current assets held for sale does not exceed its accounting balance considering the impairment recorded as of such dates detailed below:

Account	Impairment
	12.31.2024	12.31.2023

Real Estate held for sale- Fisherton	(990,686)	(539,384)

TOTAL	(990,686)	(539,384)

18. Deposits

The information on concentration of deposits is disclosed in Exhibit H. Breakdown is as follows:

	12.31.24	12.31.23

Non-financial Government sector	120,614,473	74,112,350
Financial Sector	4,327,184	5,603,327
Non-financial Private Sector and Residents Abroad	9,804,737,468	7,845,338,558
Savings accounts	4,568,620,629	3,745,858,253
Time deposits	3,096,287,478	1,654,828,856
Checking accounts	1,781,297,285	1,989,615,392
Investment accounts	303,754,063	396,604,568
Other	54,778,013	58,431,489

TOTAL	9,929,679,125	7,925,054,235

19. Liabilities at fair value through profit or loss

Breakdown is as follows:

	12.31.24	12.31.23

Liabilities for transactions with government securities	-	22,495,621

TOTAL	-	22,495,621

20. Other financial liabilities

Breakdown is as follows:

	12.31.24	12.31.23

Obligations from financing of purchases	907,432,486	612,362,960
Collections and other transactions on behalf of third parties	103,696,454	88,853,549
Lease liabilities (Note 25)	32,398,779	51,193,475
Cash and cash equivalents for spot purchases or sales pending settlement	30,361,873	741,090
Payment orders pending credit	29,455,350	31,141,331
Funds collected under ARCA’s instructions	19,127,288	160,877,424
Receivables for spot purchases pending settlement	8,942,092	1,673,811
Commissions accrued payable	170,833	27,987
Other	63,754,055	29,268,298

TOTAL	1,195,339,210	976,139,925

21. Financing received from the BCRA and other financial institutions

Breakdown is as follows:

	12.31.24	12.31.23

Local financial institutions	156,920,724	55,330,406
Foreign financial institutions	43,776,917	5,818,767
BCRA	232,917	238,074

TOTAL	200,930,558	61,387,247

22. Corporate bonds issued

As of December 31, 2024 and December 31, 2023, the balances related to corporate bonds of the Bank and its subsidiaries were as follows:

Detail	Issuance date	Nominal value	Maturity	Rate	Payment of interest	Outstanding securities as of 12.31.24	Outstanding securities as of 12.31.23

Class 29 BBVA	09.23.2024	24,500,000	06.23.2025	BADLAR + 5%	Quarterly	24,500,000	-
Class 30 BBVA	12.12.2024	15,088,235	09.12.2025	FIXED TEM 2.75%	Upon maturity	15,088,235	-
Class 31 BBVA	12.12.2024	37,706,733	12.12.2025	TAMAR + 2.74%	Quarterly	37,706,733	-

Class 10 Volkswagen Financial Services	10.12.2023	10,000,000	10.12.2024	BADLAR + 4.5%	Quarterly	-	21,776,275
Class 11 Volkswagen Financial Services	10.22.2024	15,974,963	10.22.2025	BADLAR + 5.75%	Quarterly	15,974,963	-

Corporate bond Series 29 PSA	12.23.2024	11,655,556	09.23.2025	FIXED TNA 36.72%	Upon maturity	11,655,556	-
Corporate bond Series 30 PSA	12.23.2024	8,344,444	06.23.2026	TAMAR + 3.25%	Quarterly	8,344,444	-

				Total Consolidated Principal		113,269,931	21,776,275
				Consolidated Accrued Interest payable		2,628,659	6,133,745
				Total Consolidated Principal and Interest accrued		115,898,590	27,910,020

Definitions

BADLAR RATE: Interest rate for deposits over 1 (one) million pesos, for a term of 30 to 35 days.

TAMAR RATE: Interest rate for deposits over 1 (one) billion, for a term of 30 to 35 days.

Below is a detail of current Corporate Bonds Global Program:

Company	Authorized amount	Type of Corporate Bond	Term	Shareholders’ Meeting/Board of Directors’ Approval Date	CNV Approval
Banco BBVA Argentina S.A.	U$S 500,000 thousand or its equivalent	Non-subordinated, simple corporate bonds not convertible into shares, secured, if permitted by current regulations, with floating and/or special guarantees, and/or subordinated, convertible or not into shares, secured.	5 years	Approval by Shareholders’ Meetings dated July 15, 2003, April 26, 2007, March 28, 2008, March 30, 2011, March 26, 2013, April 9, 2013, and April 10, 2018. Approval by Board of Directors’ Meetings dated August 31, 2004, December 7, 2004, September 24, 2008, September 23, 2009, December 22, 2009, June 24, 2022, December 20, 2022, and May 22, 2024.	Resolution No. 14,967 dated November 29, 2004, and extended through Resolution No. 16,010 dated November 6, 2008. The increase in the program's total outstanding amount was authorized through Resolution No. 16,611 dated July 21, 2011, and through Resolution No. 16,826 dated May 30, 2012. In addition, a new program term extension was authorized through Resolution No, 17,127 dated July 11, 2013, and the amendment of its general terms and conditions, the extension of its term and the increase in its maximum amount were authorized through Resolution No. RESFC-2018-19516-APN-DIR#CNV dated May 17, 2018. Lastly, the extension of the program term, the reduction of the amount and the amendment of certain terms and conditions were authorized by CNV Resolution No. DI-2022-36-APN-GE#CNV dated July 13, 2022.
Volkswagen Financial Services Cía. Financiera S.A.	U$S 250,000 thousand or its equivalent	Simple, not convertible into shares	5 years	09.26.24

The creation of the program and the extension thereof were authorized by Resolution No. RESFC-2018-19549-APN-DIR#CNV dated June 14, 2018, and DI2023-38-APN-GE#CNV dated August 18, 2023, respectively, issued by the Board of Directors of the CNV.

PSA Finance Argentina Compañía Financiera S.A.	Thousands of US$ 50,000 or its equivalent	Simple, non-convertible into shares	5 years	09.26.23	On April 26, 2018, the ordinary and extraordinary general shareholders’ meeting of PSA Finance Argentina Compañía Financiera S.A. resolved to update and amend the terms and conditions of the Program in order to elect to place Corporate bonds denominated in index-linked and/or index-adjustable currency units, which was authorized by the CNV through Resolution No. RESFC-2018-19523- APN-DIR#CNV dated May 17, 2018. The extension of the Program for a term of 5 (five) years and the amendment to its terms and conditions were approved by the ordinary and extraordinary shareholders’ meeting held on April 20, 2023. The following amendments to the terms of the Program were approved by the board meeting held on September 26, 2023. The update of the Offering Memorandum and its preliminary version were approved by resolution of the sub-delegates dated November 3, 2023.

23.        Provisions

Breakdown is as follows:

	12.31.24	12.31.23

Provision for contingent commitments (Exhibits J and R)	22,779,855	13,005,597
Provisions for termination plans (Exhibit J)	1,750,364	1,676,993
For administrative, disciplinary and criminal penalties (Note 52 and Exhibit J)	5,000	10,888
Other contingencies	22,563,064	30,435,157
Provision for commercial claims	16,298,010	19,709,153
Provision for tax claims	1,187,703	4,203,405
Provision for labor lawsuits	1,179,832	1,987,934
Other	3,897,519	4,534,665

TOTAL	47,098,283	45,128,635

It includes the estimated amounts to pay highly likely liabilities which, in case of occurrence, would generate a loss for the Entity.

The breakdown of and changes in provisions recognized for accounting purposes are included in Exhibit J. However, below is a brief description:

-	Contingent commitments: it reflects the credit risk arising from the assessment of the degree of compliance of the beneficiaries of unused overdrafts, unused credit card balances, guarantees, sureties and other contingent commitments for the benefit of third parties on behalf of customers, and of their financial position and the counter guarantees supporting those transactions.

-	Termination benefit plans: for certain terminated employees, the Bank (fully or partially) bears the cost of private health care plans for a certain period after termination. The Bank does not cover any situations requiring medical assistance, but it only makes the related health care plan payments.

-	Administrative, disciplinary and criminal penalties: administrative penalties imposed by the Financial Information Unit, even if there were court or administrative measures to suspend payment and regardless of the status of the disciplinary proceedings.

-	Other: it reflects the estimated amounts to pay tax, labor and commercial claims and miscellaneous complaints.

The Group considers that the provisions as of December 31, 2024 will originate the following cash disbursements:

Provisions	Within 12 months	After 12 months

Provision for contingent commitments (Exhibits J and R)	22,779,855	-
Provisions for termination plans (Exhibit J)	533,070	1,217,294
For administrative, disciplinary and criminal penalties (Note 52 and Exhibit J)	-	5,000
Other contingencies	5,336,747	17,226,317
Provision for commercial claims	3,466,941	12,831,069
Provision for tax claims	801,672	386,031
Provision for labor lawsuits	201,894	977,938
Other	866,240	3,031,279

In the opinion of the Group’s Management and its legal advisors, there are no significant effects other than those stated in these consolidated financial statements, the amounts and repayment terms of which have been recorded based on the current value of those estimates, considering the probable date of their final resolution.

Contingent liabilities have not been recognized in these consolidated financial statements and are related to 138 claims brought against the Bank, including civil and commercial claims, all of which have arisen in the ordinary course of business. The estimated amount of such claims is 35,712, out of which a potential or possible cash disbursement of approximately 15,787 is expected for the next 12 months. These claims are primarily related to lease-purchase agreements and petitions to secure evidence. The Group's Management and legal advisors consider that the probability that these cases involve cash disbursements is possible but not probable and that the potential cash disbursements are not material.

24. Other non-financial liabilities

Breakdown is as follows:

	12.31.24	12.31.23

Miscellaneous creditors	260,923,620	278,870,191
Short-term personnel benefits	109,633,309	132,879,847
Other collections and withholdings	92,594,007	91,426,646
Advances collected	70,010,381	107,360,783
Other taxes payable	44,093,198	74,268,415
For contract liabilities (1)	6,695,211	3,708,739
Long-term personnel benefits	4,602,683	6,956,709
Termination benefits payable	4,280,110	2,529,395
Social security payment orders pending settlement	967,585	807,763
Other	3,688,079	4,604,636

TOTAL	597,488,183	703,413,124

(1) It represents a performance obligation that must be complied with within a period of time.

25. Leases

The Group as lessee

Below is a detail of the amounts related to the rights of use under leases and lease liabilities in force as of December 31, 2024:

Rights of use under leases

The changes in this item for the years 2024 and 2023 are reported in Exhibit F.

Lease liabilities

Future minimum payments for lease agreements are as follows:

	In foreign currency	In local currency	12.31.24	12.31.23

Up to one year	852,573	274,266	1,126,839	2,662,757
From 1 to 5 years	18,392,659	3,537,237	21,929,896	38,279,009
More than 5 years	9,342,044	-	9,342,044	10,251,709

			32,398,779	51,193,475

Interest and exchange rate difference recognized in profit or loss

	12.31.24	12.31.23

Other operating expenses

Interest on lease liabilities (Note 39)	(4,100,609)	(3,700,118)

Exchange rate difference

Exchange rate difference for finance lease (loss)	(7,361,232)	(56,365,284)

26. Share capital

Breakdown is as follows:

–	Share capital
Shares				Share capital
Class	Quantity	Par value per share	Votes per share	Outstanding shares	Paid-in (1)
Common	612,710,079	1	1	612,710	612,710

(1)            Registered with the Public Registry of Commerce.

Banco BBVA Argentina S.A. is a corporation (sociedad anónima) incorporated under the laws of Argentina. The shareholders limit their liability to the shares subscribed and paid in, pursuant to the Argentine Companies Law (Law No. 19550). Therefore, and pursuant to Law No. 25.738, it is reported that neither foreign capital majority shareholders nor local or foreign shareholders shall be liable in excess of the above-mentioned capital contribution for obligations arising from transactions carried out by the Bank.

-	Additional paid-in capital

The additional paid-in capital account represents the difference between the nominal value of the shares issued and the subscription price.

-	Inflation adjustment to share capital

Includes the cumulative monetary inflation adjustment to share capital and additional paid-in capital.

-	Other comprehensive income/(loss) (OCI)
–	Income/(loss) from financial assets measured at fair value through OCI: It comprises the accumulated net change in the fair value of financial assets measured at fair value through OCI, net of the related income tax.
–	Other: This item represents the Bank’s participation in its associates’ and joint ventures’ OCI.
-	Legal reserve

B.C.R.A. regulations establish that 20% of net income determined in accordance with B.C.R.A. Generally Accepted Accounting Principles must be allocated to the legal reserve. (see note 44 a)).

-	Other reserves

Set up to comply with the CNV requirement whereby all the retained earnings assessed under BCRA regulations must be allocated by the stockholders' meeting to cash dividends, stock dividends, the constitution of reserves other than the legal reserve, or a combination thereof. This item is composed of the following:

–	Optional reserve: it includes all the other reserves set up by the express will of the Entity.
–	Reserve for first-time application of IFRS: originated in the valuation differences of assets and liabilities in accordance with international financial reporting standards at the time of initial adoption.

27. Interest income

Breakdown is as follows:

	12.31.24	12.31.23

CER clause adjustment	989,710,613	825,141,529
Premium for reverse repurchase agreements	845,845,984	845,394,681
Interest from government securities	635,080,487	2,501,144,005
Interest from commercial papers	579,932,926	724,217,420
Interest from credit card loans	431,887,103	610,925,948
Interest from overdrafts	303,017,240	383,223,388
Interest from consumer loans	305,531,003	283,675,392
UVA clause adjustment	221,036,327	243,189,388
Interest from other loans	247,810,876	369,902,975
Interest from pledge loans	62,331,652	80,126,752
Interest on loans to the financial institutions	16,796,646	13,948,303
Interest from mortgage loans	15,336,145	14,071,117
Interest from financial leases	12,955,249	20,591,504
Interest from loans for the prefinancing and financing of exports	16,660,568	5,236,271
Interest from private securities	4,358,370	7,541,862
Other financial interest income	7,950,385	5,119,240

TOTAL	4,696,241,574	6,933,449,775

28. Interest expense

Breakdown is as follows:

	12.31.24	12.31.23

Interest from time deposits	1,059,322,758	2,533,937,410
Interest from current accounts deposits	475,683,772	678,423,669
UVA clause adjustment	133,384,580	93,059,557
Interest from bank loans	41,980,571	55,106,427
Interest from other financial liabilities	21,750,500	10,049,379
Interest from savings accounts deposits	18,335,036	15,584,182
Borrowing surety bond transactions	11,900,120	-
Premium for reverse repurchase agreements	810,774	54,412
Other financial interest expense	6,620	28,662

TOTAL	1,763,174,731	3,386,243,698

29. Commission income

Breakdown is as follows:

	12.31.24	12.31.23

For credit cards	274,458,562	254,933,228
Linked to liabilities	154,723,084	183,640,618
Linked to loans	59,731,044	56,009,673
From foreign trade and foreign currency transactions	25,961,950	23,594,476
From insurance	19,779,102	20,981,896
Linked to securities	19,324,931	14,576,241
Linked to loan commitments	841,081	887,281
From guarantees granted	443,434	229,657

TOTAL	555,263,188	554,853,070

30. Commission expenses

Breakdown is as follows:

	12.31.24	12.31.23

For credit and debit cards	151,714,849	148,583,877
For foreign trade transactions	61,852,231	40,302,506
For payment of wages	24,798,642	24,776,270
For new channels	18,907,569	13,154,114
For data processing	11,742,085	9,539,347
For advertising campaigns	659,815	2,207,485
Linked to transactions with securities	129,096	146,816
Other commission expenses	2,875,576	13,549,669

TOTAL	272,679,863	252,260,084

31. Net income (loss) from measurement of financial instruments at fair value through profit or loss

Breakdown is as follows:

	12.31.24	12.31.23

Gain/(loss) from government securities	154,704,801	(113,774,261)
Gain from private securities	5,990,001	8,819,892
Gain from corporate bonds	1,512,685	2,992,028
Interest rate swaps	1,030,476	(387,132)
Loss from put options	(685,766)	(1,137,120)
Gain/(loss) from foreign currency forward transactions	(14,889,122)	51,248,270
Others	2,876	372

TOTAL	147,665,951	(52,237,951)

32. Net income from write-down of assets at amortized cost and at fair value through OCI

Breakdown is as follows:

	12.31.24	12.31.23

Income from sale of government securities	236,363,693	72,267,736
Income from sale of private securities	5,307,852	16,123,518

TOTAL	241,671,545	88,391,254

33. Foreign exchange and gold gains/(losses)

Breakdown is as follows:

	12.31.24	12.31.23

Income from trading in foreign currency	59,043,073	86,181,018
Conversion of foreign currency assets and liabilities into pesos	(4,406,613)	371,360,417

TOTAL	54,636,460	457,541,435

34. Other operating income

Breakdown is as follows:

	12.31.24	12.31.23

Adjustments and interest on miscellaneous receivables	46,131,374	59,951,762
Rental of safe deposit boxes	22,306,092	17,572,045
Loans recovered	11,846,785	14,994,770
Debit and credit card commissions	13,089,542	10,249,421
Punitive interest	7,305,237	5,619,971
Rent	5,670,084	5,242,910
Allowances reversed	4,676,270	2,910,574
Fees expenses recovered	4,471,404	5,095,381
Commission from syndicated transactions	1,521,174	2,027,244
Other operating income	25,772,510	22,776,836

TOTAL	142,790,472	146,440,914

35. Impairment of financial assets

Breakdown is as follows:

	12.31.24	12.31.23

Financial assets at amortized cost
Loan loss allowance in pesos	211,432,971	132,166,626
Loan loss allowance in foreign currency	6,279,329	34,168,622

Financial assets at fair value through OCI
Correction of value due to credit losses	(56,619)	(4,120)

TOTAL	217,655,681	166,331,128

36. Personnel benefits

Breakdown is as follows:

	12.31.24	12.31.23

Salaries	270,391,806	271,389,903
Other short-term personnel benefits	91,948,192	144,103,066
Social security withholdings and collections	82,507,767	89,005,696
Personnel compensation and bonuses	54,648,857	16,701,397
Personnel services	12,956,731	11,187,606
Termination personnel benefits (Exhibit J)	1,129,772	1,040,558
Other long-term personnel benefits	2,012,172	6,844,026

TOTAL	515,595,297	540,272,252

37. Administrative expenses

Breakdown is as follows:

	12.31.24	12.31.23

Taxes	124,150,966	114,801,585
Contracted administrative services	87,704,001	66,365,686
Rent	67,928,153	74,027,375
Armored transportation services	48,447,340	45,443,899
Maintenance and repair costs	48,286,547	46,270,516
Advertising	34,273,928	29,925,767
IT	32,586,746	62,900,839
Documents distribution	22,787,340	14,492,787
Electricity and communications	19,750,071	18,251,519
Other fees	17,178,709	15,892,592
Security services	16,519,227	12,715,130
Trade reports	11,570,401	9,845,645
Insurance	4,263,755	4,210,588
Representation and travel expenses	3,799,674	3,474,140
Stationery and supplies	875,741	818,964
Fees to Bank Directors and Supervisory Committee	705,742	716,884
Other administrative expenses	23,449,682	23,087,621

TOTAL	564,278,023	543,241,537

38. Asset depreciation and impairment

Breakdown is as follows:

	12.31.24	12.31.23

Property and equipment (Note 14)	53,961,496	45,018,013
Intangible assets (Note 15)	18,885,133	8,116,758
Right of use of leased real estate (Note 14)	4,063,282	5,230,629
Other assets	2,701,766	2,347,254
Loss from sale or impairment of property, plant and equipment	-	1,735,867

TOTAL	79,611,677	62,448,521

39. Other operating expenses

Breakdown is as follows:

	12.31.24	12.31.23

Turnover tax	319,231,352	443,134,044
Other allowances (Exhibit J)	46,540,347	45,196,873
Loss from sale or impairment of investment property and other non-financial assets	37,587,578	518,959
Initial recognition of loans	26,577,005	25,415,443
Adjustment for restatement of dividends in constant currency	12,453,062	-
Contribution to the Deposit Guarantee Fund (Note 46)	10,933,914	12,473,800
Claims	4,142,449	5,541,215
Interest on liabilities from leases (Note 25)	4,100,609	3,700,118
Other operating expenses	33,706,431	39,575,442

TOTAL	495,272,747	575,555,894

40. Fair values of financial instruments

40.1. Assets and liabilities measured at fair value

The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2024 is detailed below:

	Accounting balance	Level 1 Fair Value		Level 2 Fair Value	Level 3 Fair Value

Financial assets

Debt securities at fair value through profit or loss	91,797,177	82,335,871		9,461,306	-
Derivative instruments	9,863,462	861,433		9,002,029	-
Other financial assets	749,178	749,178		-	-
Other debt securities	2,336,680,931	2,263,044,787		70,848,550	2,787,594
Financial assets pledged as collateral	125,000,331	125,000,331		-	-
Investments in equity instruments	12,657,707	8,155,134		770,488	3,732,085

Financial liabilities
Derivative instruments	3,858,635		-	3,858,635	-

The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2023 is detailed below:

	Accounting balance	Level 1 Fair Value	Level 2 Fair Value	Level 3 Fair Value

Financial assets

Debt securities at fair value through profit or loss	492,324,281	487,641,727	3,596,552	1,086,002
Derivative instruments	21,780,413	-	21,780,413	-
Other financial assets	1,615,390	1,615,390	-	-
Other debt securities	1,439,609,361	1,136,448,130	292,946,466	10,214,765
Financial assets pledged as collateral	297,726,163	290,728,640	6,997,523	-
Investments in equity instruments	11,347,464	7,024,887	941,205	3,381,372

Financial liabilities

Liabilities at fair value through profit or loss	22,495,621	22,484,421	11,200
Derivative instruments	4,671,486	-	4,671,486	-

Financial assets at fair value consist of Argentine Government Bonds, Argentine Treasury Bills, private debt securities (corporate bonds), shares and mutual funds. Likewise, financial derivatives are classified at fair value. Such derivatives, include futures measured at the price of the market where they are traded (Rofex and MAE), foreign currency NDF (non-delivery forwards), put options, and interest rate swaps.

40.2. Transfers between hierarchy levels

The Entity monitors the availability of market information in order to assess the category of financial instruments in the different hierarchies at fair value, as well as the resulting determination of inter-level transfers at each closing, considering the comparison of hierarchy levels of the current year versus previous year levels.

40.2.1. Transfers from Level 1 to Level 2

There are no transfers from L1 to L2 for the instruments measured at fair value as of year-end.

40.2.2. Transfers from Level 2 to Level 1

The following instruments measured at fair value through profit or loss or through OCI were transferred from Level 2 to Level 1 of the fair value hierarchy:

	12.31.24	12.31.23

Argentine Treasury Bonds in pesos adjusted by CER 1.55% Maturity 07-26-2024	-	111,892,095
Argentine Treasury Bonds in pesos adjusted by CER 2% Maturity 11-09-2026	-	74,004

The hierarchy level of the instruments detailed above was compared with the previous year levels.

The transfer is due to the fact that the bonds were listed on the market the number of days necessary to be considered Level 1.

40.3. Valuation techniques for Levels 2 and 3

The valuation techniques used for Level 2 securities require observable market data: the spot discount curve in pesos, the spot discount curve in US dollars, the discount curves of corporate bonds in US dollars (one of the energy sector and the other of several industries), the discount curve of Dollar-linked corporate bonds, CER discount curve, the yield curve in pesos arising from ROFEX futures, the yield curve in pesos arising from futures traded by ICAP Broker, Badlar rate, UVA index, CER index and the spot selling exchange rates published by Banco de la Nación Argentina (BNA) and the 3500 dollar. Below is a detail of valuation techniques for each financial product:

Fixed Income

The assessment of prices at fair value established by the Bank for fixed income consists in considering MAE’s representative prices.

In the case of Argentine Treasury bonds and bills, MAE’s prices are used; if the bonds are not listed within the last 10 business days, then a theoretical valuation is made discounting cash flows using the related discount curve.

In the case of Corporate Bonds in Dollars, if they do not have a market quotation in the last 10 days in the MAE, they are valued at the present value of the future cash flows with the appropriate discount curve according to the type of industry or sector. The same criterion is applied in the case of Corporate Bonds that are Dollar-Linked, but in this case the discount curve used is the dollar linked curve.

SWAPS

For swaps, the theoretical valuation consists in discounting future cash flows using the interest rate, according to the curve estimated on the basis of fixed-rate peso-denominated bonds and bills issued by the Argentine Government.

Non-Delivery Forwards

The theoretical valuation of NDFs consists in discounting the future cash flows to be exchanged pursuant to the contract, using a discount curve that will depend on the currency of each cash flow. The result is then calculated by subtracting the present values in pesos, estimating the value in pesos based on the applicable spot exchange rate, depending on whether the contract is local or offshore.

For local peso-dollar swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from the prices of ROFEX futures and the US dollar exchange rate for selling currency published by Banco de la Nación Argentina (BNA). Cash flows in US dollars are discounted using the Overnight Index Swap (OIS) international dollar yield curve. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the US dollar exchange rate for selling currency published by BNA.

For local peso-euro swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from the prices of ROFEX futures and the Euro exchange rate for selling currency published by BNA. Cash flows in euros are discounted using the yield curve in euros. Then, the present value of cash flows in euros is netted by converting such cash flows into pesos using the euro exchange rate for selling currency published by BNA.

For offshore peso-dollar swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from market quoted forward prices sourced from ICAP and the US dollar exchange rate for selling currency published by BNA. Cash flows in dollars are discounted using the yield curve in dollars. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the Emerging Markets Traders Association (EMTA) US dollar spot exchange rate.

The valuation techniques used for Level 3 financial assets require the use of variables that are not based on observable market inputs. Below is a detail of the valuation techniques used for each financial asset:

Investments in equity instruments

Investments in equity instruments for which the Group has no control, joint control or a significant influence are measured at fair value through profit or loss and at fair value through other comprehensive income according to the latest available information of such companies.

Corporate bonds

Corporate bonds in pesos that are in portfolio were classified as Level 3. The valuation criterion at fair value determined by the Entity depends on whether it is at Fixed Rate or at Floating Rate.

As regards Corporate Bonds at Fixed Rate, they are valued by discounted cash flows with the Argentine Government bonds curve in pesos, assuming a credit spread of 0 (as this data is not market observable). The sensitivity to this interest rate curve at 1 basis point is -0.000064.

Finally, the price of Corporate Bonds at Floating rate is determined by the Entity on the basis of the latest available market price (or subscription price, if the security had not been listed in a market since the date of issuance) plus interest accrued to date. If the security has paid coupon, then the “clean” price is calculated. If principal was repaid, then repayment amount is deducted and the “dirty” price is recalculated, with interest being accrued until year-end. Corporate bonds at floating rate in portfolio are as follows:

-	ON Banco de Servicios Financieros (ON BSCPO)
–	Refi Pampa ( ON REF2B)
–	Newsan S.A (ON WNCMO)
-	Newsan S.A (ON WNCLO)

The most relevant unobservable inputs include:

–	Latest market price
–	Projected UVA
–	Projected BADLAR rates

The tables below show a sensitivity analysis for each of the above-mentioned securities:

Latest market price scenarios	Changes in final price
	ON REF2B	ON BSCPO	ON WNCMO	ON WNCLO
+2%	4.083%	1.930%	1.937%	1.931%
+5%	10.208%	4.824%	4.842%	4.828%
+10%	20.417%	9.649%	9.685%	9.655%

UVA Scenarios	Changes in final price
ON REF2B
+5%	5.000%
+10%	10.000%
+15%	15.000%

Badlar Rate Scenarios	Changes in final price
	ON BSCPO	ON WNCMO	ON WNCLO
5%	-0.0335%	-0.0284%	-0.0389%
10%	-0.0670%	-0.0567%	-0.0778%
15%	-0.1005%	-0.0851%	-0.1168%

40.4. Reconciliation of balances at beginning of year and at year-end of Level 3 assets and liabilities at fair value

The following table shows a reconciliation between balances at beginning of year and at year-end of Level 3 fair values:

	12.31.24	12.31.23

Balance at the beginning of the fiscal year	14,682,139	4,409,846

Other debt securities - Private securities - Corporate bonds	(1,903,183)	8,798,656
Debt securities at fair value through profit or loss - Private securities - Corporate bonds	(498,709)	1,086,002
Equity instruments	2,179,307	3,381,372
Monetary loss from assets at fair value	(7,939,875)	(2,993,737)

Balance at fiscal year-end	6,519,679	14,682,139

40.5. Fair value of assets and liabilities not measured at fair value

Below is a description of methodologies and assumptions used to assess the fair value of the main financial instruments not measured at fair value, when the instrument does not have a quoted price in a known market.

–	Assets and liabilities with fair value similar to their accounting balance: For financial assets and financial liabilities maturing in less than three months, it is considered that the accounting balance is similar to fair value.
–	Fixed rate financial instruments: The fair value of financial assets was assessed by discounting future cash flows from market rates at each measurement date for financial instruments with similar characteristics, adding a liquidity premium (un-observable input) that expresses the added value or additional cost necessary to dispose of the asset.
–	Variable rate financial instruments: For financial assets and financial liabilities accruing a floating rate, it is considered that the accounting balance is similar to the fair value.

The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2024 is detailed below:

	Accounting balance	Total Fair Value	Level 1 Fair Value	Level 2 Fair Value	Level 3 Fair Value

Financial assets

Cash and deposits in banks	2,823,883,767	(a)	-	-	-
Other financial assets	252,342,788	(a)	-	-	-
Loans and other financing
Non-financial government sector	964,726	(a)	-	-	-
Other financial institutions	58,268,412	69,468,034	-	69,468,034	-
Non-financial private sector and residents abroad	7,479,338,394	7,848,967,906	-	-	7,848,967,906
Other debt securities	159,904,307	160,612,323	-	160,612,323	-
Financial assets pledged as collateral	337,967,647	(a)	-	-	-

Financial liabilities
Deposits	9,929,679,125	3,272,641,896	-	-	3,272,641,896
Other financial liabilities	1,195,339,210	(a)	-	-	-
Financing received from the BCRA and other financial institutions	200,930,558	198,965,317	-	198,965,317	-
Corporate bonds issued	115,898,590	117,281,355	-	117,281,355	-

(a)	The fair value is not reported as it is considered similar to its accounting balance.
(b)	The balance of Deposits is composed of Time deposits at Level 3 fair value and the rest of deposits, for which the fair value is not reported as it is considered that it is similar to their accounting balance.

The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2023 is detailed below:

	Accounting balance	Total Fair Value	Level 1 Fair Value	Level 2 Fair Value	Level 3 Fair Value

Financial assets

Cash and deposits in banks	2,488,919,061	(a)		-	-
Repo transactions	2,618,426,757	(a)		-	-
Other financial assets	196,796,573	(a)		-	-
Loans and other financing
Non-financial government sector	316,210	(a)		-	-
Other financial institutions	33,647,488	22,859,497	(c)	-	22,859,497
Non-financial private sector and residents abroad	4,267,933,731	4,056,787,876	(c)	-	4,056,787,876
Other debt securities	210,536,162	211,594,214		211,594,214	-
Financial assets pledged as collateral	272,016,844	(a)		-	-

Financial liabilities

Deposits	7,925,054,235	1,833,397,449	-		1,833,397,449
Other financial liabilities	976,139,925	(a)	-		-
Financing received from the BCRA and other financial institutions	61,387,247	60,148,259	-	60,148,259	-
Corporate bonds issued	27,910,020	28,404,015	-	28,404,015	-

(a)	The fair value is not reported as it is considered similar to its accounting balance.
(b)	The balance of Deposits is composed of Time deposits at Level 3 fair value and the rest of deposits, for which the fair value is not reported as it is considered that it is similar to their accounting balance.
(c)	The Bank’s Management has not identified additional impairment indicators of its financial assets as a result of the differences in the fair value thereof.

41. Segment reporting

Basis for segmentation

As of December 31, 2024 and 2023, the Group determined that it has only one reportable segment related to banking activities, based on information reviewed by the chief operating decision maker. Most of the transactions, properties and customers of the Group are located in Argentina. No client has generated more than 10% of the Group's total revenues.

The following table shows relevant information on loans and deposits by business line as of December 31, 2024 and 2023:

Group (banking activity)(1)	12.31.24	12.31.23

Loans and other financing	7,538,571,532	4,301,897,429
Corporate banking (2)	1,264,836,404	300,239,149
Small and medium companies (3)	2,795,879,036	1,920,408,332
Retail	3,477,856,092	2,081,249,948

Other assets	7,186,427,247	9,035,003,667
TOTAL ASSETS	14,724,998,779	13,336,901,096

Deposits	9,929,679,125	7,925,054,235
Corporate banking (2) (3)	3,343,946,819	2,152,838,641
Small and medium companies (2) (3)	1,541,266,946	1,354,975,087
Retail	5,044,465,360	4,417,240,507

Other liabilities	2,174,387,481	2,310,605,565
TOTAL LIABILITIES	12,104,066,606	10,235,659,800

(1)	It includes BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión, Consolidar A.F.J.P. (undergoing liquidation proceedings), PSA Finance Argentina Cía. Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A.
(2)	It includes the Financial Sector.
(3)	It includes Government Sector.

The information related to the operating segment (the Group's banking activity) is the same as that presented in the Consolidated Statement of Income, considering that it is the measure used by the Entity's chief operating decision marker for the allocation of resources and performance evaluation.

42. Related parties

42.1. Parent

The Bank's parent is Banco Bilbao Vizcaya Argentaria.

42.2. Key management personnel

Pursuant to IAS 24, key management personnel are those having the authority and responsibility for planning, managing and controlling the Group’s activities, whether directly or indirectly.

Based on that definition, the Group considers the members of the Board of Directors as key personnel.

42.2.1. Remuneration of key management personnel

The Group's key management personnel received the following compensations:

	12.31.24	12.31.23

Fees	559,642	566,411

Total	559,642	566,411

42.2.2. Profit or loss from transactions and balances with key management personnel

	Balances as of
	12.31.24	12.31.23
Loans
Overdrafts	1	-
Credit cards	56,034	81,672
Consumer loans	1,078	3,114

Deposits
Deposits	129,262	193,025

	Profit or loss from transactions

	12.31.24	12.31.23

Profit or loss
Interest income	146,214	181,523
Interest expense	18,021	55,723
Commission income	6,806	9,592
Commission expense	1,608	1,829
Other operating income	2,416	3,144

Loans are granted on an arm’s length basis. As of December 31, 2024 and 2023, balances of loans granted are classified under normal performance according to the debtor classification rules issued by the BCRA.

42.2.3. Profit or loss and balances with related parties (except for key management personnel)

Parent	Balances as of
	12.31.24	12.31.23

Assets
Cash and deposits in banks	5,549,671	23,785,069
Other financial assets	88	247,378
Liabilities
Other non-financial liabilities	46,828,702	98,645,567
Derivative instruments (Liabilities)	2,651	-

Off-balance sheet balances

Securities in custody	3,075,895,648	1,875,949,266
Guarantees received	120,776,780	43,340,133
Sureties granted	86,978,395	34,278,568
Derivative instruments	518,388	-

	Profit or loss from transactions
	12.31.24	12.31.23

Profit or loss
Interest income	-	1,921
Commission income	223,058	21,550
Commission expense	-	(718,064)
Net loss from measurement of financial instruments at fair value through profit or loss	(2,638)	(415,252)
Other operating income	57,796	69,314
Administrative expenses	(28,328,441)	(111,204,350)

Subsidiaries (1)	Balances as of
	12.31.24	12.31.23

Assets
Loans and other financing	101,493,391	48,628,373

Liabilities
Deposits	35,750,788	28,095,155
Other non-financial liabilities	1,679,936	2,883,532

Off-balance sheet balances
Securities in custody	1,036,291	2,003,182

	Profit or loss from transactions
	12.31.24	12.31.23

Profit or loss
Interest income	45,313,827	60,144,987
Interest expense	(3,146,835)	(7,838,781)
Commission income	94,643	91,765
Commission expense	(6,547,830)	(7,701,079)
Foreign exchange and gold gains/(losses)	2,371	59
Other operating income	3,048,637	3,521,735
Administrative expenses	(555,166)	(2,061,651)
Other operating expenses	(415)	-

(1) The transactions between BBVA and its subsidiaries detailed in the preceding table were eliminated for consolidation purposes in the Consolidated Financial Statements as of December 31, 2024 and 2023, respectively.

Associates	Balances as of
	12.31.24	12.31.23
Assets
Loans and other financing	15,391,843	11,364,226
Derivative instruments	593,293	-
Other financial assets	2,959,252	954,173

Liabilities
Deposits	3,911,679	3,048,284

Off-balance sheet balances
Securities in custody	21,728,005	44,330,877
Guarantees received	167,855	-
Sureties granted	167,855	-
Secured loans	-	610,825

	Profit or loss from transactions
	12.31.24	12.31.23

Profit or loss
Interest income	8,602,762	7,707,244
Interest expense	(190,780)	(2,984,857)
Commission income	14,926,070	10,215,621
Commission expense	(18,907)	(49,768)
Net income from measurement of financial instruments at fair value through profit or loss	1,033,237	329,316
Foreign exchange and gold gains/(losses)	21,213	2,818
Other operating income	1,922,534	2,243,066
Administrative expenses	158,631	141,167

Transactions have been agreed upon on an arm’s length basis. As of December 31, 2024 and 2023, balances of loans granted are classified under normal performance according to the debtor classification rules issued by the BCRA.

43. Financial instruments risks

43.1. Risk policies of financial instruments

Presentation of Risk Management and Risk-Weighted Assets (RWA)

Strategies and processes

The purpose of the organization is based on assuming a prudential level of risks in order to generate yields and keep acceptable levels of capital and funding, and generate benefits on a recurring basis. Therefore, it is vital that the teams assigned to risk management are highly trained professionals.

The General Risks Policy of BBVA Argentina expresses the levels and types of risk the Entity is willing to take to carry out its strategic plan, with no relevant deviations, even under stress conditions. Along this line, the process for risks management is comprehensive and proportional to the economic size and importance of the financial institution.

To achieve its goals, BBVA Argentina uses a management model with two guiding principles for the decision-making process:

-	Prudential analysis: related to the management of the various risks acknowledged by the Entity.
-	Anticipation: it refers to the capacity to make decisions foreseeing relevant changes in the environment, the competition and customers that may have an impact in the mid-term.

This process is adequate, sufficiently proven, duly documented and periodically reviewed based on the changes to the Entity’s risk profile and the market.

In this regard, the Board of Directors and the Senior Management are highly committed to the identification, evaluation, follow-up, control and mitigation of significant risks. These bodies periodically review credit, financial and operational risks, which may potentially affect the success of BBVA Argentina's activities, and place special emphasis on strategic, reputation and concentration risks.

Structure and organization

The Entity has a formal organizational structure in place, with a set of roles, responsibilities and powers, organized in a pyramidal structure, generating control instances by an independent area from lower to higher levels, up to the highest decision-making bodies. Below are the areas in each structure and a list of their functions:

-       Risk Management

-       Committees

-       Reporting

-       Cross-Control Areas

Risk Management:

This area is independent from business units. It is in charge of implementing the criteria, policies and procedures defined by the organization within the scope of credit risk and financial risk management, by following-up and controlling their proper application and by proposing the actions necessary to keep the quality of risks within the defined goals. Some of its main functions are to ensure proper information for the decision-making process at all levels, including relevant risk factors, such as:

-Active management throughout the risk lifetime.

-Clear processes and procedures.

-Integrated management of all risks through identification and quantification.

-Generation, implementation and dissemination of advanced decision-making support tools.

Committees:

Committees are responsible for risk management. This implies knowledge, assessment, weighting and potential mitigation. BBVA Argentina has an agile and proper structure of committees in charge of managing various risks.

Reporting:

The Reporting area is in charge of controlling procedures for risk rating and credit limit requirements; provisioning; determining the risk quota for each segment of economic activity and type of financing; and assessing and following-up fundamental metrics setting forth, in quantitative terms, the principles and general risk profile in the statement of Risk Appetite. In addition, it is in charge of generating reports to support Risk Management’s decisions in compliance with internal and control organizations’ credit policies, as well as of reviewing processes and proposing alternatives.

Cross-Control Areas

Internal Control - Internal Control and Compliance Department - has the following main functions: to ensure that there is a sufficient internal regulatory framework; a process and measures defined for each type of risk; to control its application and operation; and to ensure that an assessment is made of the existence of a control environment and its adequate implementation and operation.

Model Validation - Internal Control and Compliance Department - who ensures that BBVA Argentina's internal statistical risk models are adequate for their use, and must issue a well-founded and updated opinion on their adequate use.

The control and monitoring areas are in charge of giving cohesion to credit risk management and ensuring that the management of the rest of the critical risks for the Bank is carried out in accordance with the established standards.

Finally, Internal Audit, transversal to the business and support units.

Risk Appetite

Risk Appetite is a key element in financial institutions' management, providing a comprehensive framework for the Entity to determine the risks and level of risks it is willing to take to reach its business goals, expressed in terms of capital, liquidity, profitability, income recurrence, risks costs or other metrics. Risk Appetite is expressed through a Statement containing the general principles for the Bank’s strategy and quantitative metrics.

Stress Testing

In compliance with the provisions on “guidelines for risk management in Financial Institutions” set forth by the Argentine Central Bank, the Entity has developed a stress test program, within the Entity's comprehensive risk management.

Stress test means the evaluation of the Entity's financial position under an adverse but plausible scenario, which requires the simulation of scenarios to estimate the potential impact on the value of portfolios, profitability, solvency and liquidity for the purposes of identifying latent risks or detecting vulnerabilities.

Credit Risk

The Bank defines credit risk as the possibility to sustain losses as a result of a debtor’s or counterparty’s noncompliance with the contractual obligations assumed.

Credit risk is present in on and off-balance sheet transactions, as well as settlement risk, that is to say, when a financial transaction cannot be completed or settled as agreed. Credit risk losses arise from a debtor's or counterparty’s noncompliance with its obligations. Also, it takes into consideration several types of risks, such as country risk, and counterparty credit risk.

BBVA Argentina defines country risk as the risk of sustaining losses generated in investments and loans to individuals, companies, and governments due to the incidence of economic, political, and social events occurring in a foreign country.

Strategy and processes

BBVA Argentina develops a credit risk management strategy defining the goals that will guide its granting activities, the policies to be adopted, and the necessary practices and procedures to carry out those activities.

Additionally, Risk Management annually develops, together with the rest of the Group's management departments, a budget process, including the main variables of credit risk:

-	Expected growth per portfolio and product.
-	Evolution of default ratio.
-	Evolution of write-off portfolios.

Thus, the standard expected credit risk values for a term of one year are set. Afterwards, the real values obtained are compared with that budget, to assess both the growth of the portfolio and its quality.

Also, maximum limits or exposures per economic activity are formalized, pursuant to the Bank’s placement strategy, which are used to follow up credit portfolios. In the event of deviations from the limits set, these are analyzed by the Risk Follow-Up Committees to take the necessary measures.

Admission

BBVA Argentina has credit risk admission policies, whereby the criteria for obtaining quality assets, establish risk tolerance levels and align credit activities with BBVA Argentina's and the Group's strategy are defined. Thus, the risk assumption policy is organized in three different levels within the Group:

- Analysis of the financial risk of the transaction, based on the debtor's ability to pay or to generate funds.

- The constitution of adequate guarantees, or in any case generally accepted guarantees, for the risk assumed, in any of the generally accepted forms: cash, in rem, personal or hedging.

- Evaluation of the repayment risk (liquidity of the assets) of the guarantees received.

Follow-up

The Bank establishes certain follow-up procedures based on the banking area involved, as the admission stage is not the end of the process. Follow-up is as important as decision-making, since risk is dynamic and customers rely on themselves and the environment.

The main follow-up procedures carried out for the various Banking areas are:

-	Follow-up on the limit granted: Since customer profiles vary over time, the limits of products purchased are periodically reviewed for the purpose of extending, reducing, or suspending the limit assigned, based on the risk situation.

-	Maintenance of proactive limits: Customers’ characteristics, and therefore the characteristics of the data originating certain limits, vary over time. Therefore, there is periodical maintenance of the proactive limits, taking into consideration the changes in a customer's situation (position of assets and liabilities, and relationship). Likewise, there is a periodic follow-up on the changes in proactive limits for the purpose of controlling and ensuring the risk assigned is in accordance with the desired risk levels.

-	Follow-up on rating tools: Rating tools rely on the internal inputs and show the characteristics and biases of such inputs. Therefore, they need a long period of use to soften or eliminate those biases through the inclusion of new information, correction of existing information and periodic reviews optimizing the results of back-tests.

-	Portfolio analysis: The portfolio analysis consists of a follow-up process and study of the complete cycle of the risk of portfolios for the purpose of analyzing the status of the portfolio, identifying potential improvements in the management, and forecasting the future behavior.

Additionally, the following functions shall be carried out:

-	Follow-up on specific customers.
-	Follow-up on products.
-	Follow-up on units (branches, areas, channels).
-	Other follow-up actions (samples, control of admission and risk management processes, campaigns).

The priority in credit risk follow-up processes is focused mainly on problematic or potentially problematic customers, for preventive purposes. The remaining aspects, the follow-up on products, units and other follow-up actions are supplementary to the specific follow-up on customers.

Recovery

BBVA Argentina has Recovery areas which are part of its Retail and Wholesale Risk divisions. The role of these areas is mitigating the severity of credit portfolios, of both the Bank and the companies related to the Entity, as well as contributing to the Bank's results, directly through collections of Write-Off portfolios and indirectly through collections of active portfolios, which imply a reduction in allowances.

Scope and nature of risk information and/or measurement systems

BBVA Argentina has several tools that are used in credit risk management, allowing for effective risk control and facilitating the whole risk treatment process.

Additional information on the credit quality of assets

Exposure to credit risk

The Group’s exposure to credit risk of loans and other financing as per IFRS 9 with allocation by stage according to the classification of assets as of December 31, 2024 and 2023 is as follows:

Exposure to credit risk	12.31.24	Stage 1	Stage 2	Stage 3

Financial assets at amortized cost	8,054,362,776	7,524,767,052	416,781,201	112,814,523

Wholesale	5,057,927,210	4,893,996,800	148,561,101	15,369,309
- Company banking	2,034,175,542	1,982,631,119	46,568,892	4,975,531
- Corporate and investment banking	1,726,193,273	1,676,557,727	49,635,093	453
- Local and International	378,180,009	375,201,620	2,960,244	18,145
- SMEs	919,378,386	859,606,334	49,396,872	10,375,180

Retail	2,996,435,566	2,630,770,252	268,220,100	97,445,214
- Overdrafts	3,179,536	1,002,106	415,997	1,761,433
- Credit cards	1,816,918,989	1,633,558,594	135,627,862	47,732,533
- Consumer loans	652,523,556	559,553,150	55,613,581	37,356,825
- Pledge loans	246,836,049	238,682,962	5,614,063	2,539,024
- Mortgage loans	271,113,510	193,420,283	69,785,765	7,907,462
- Finance leases	4,263,439	2,952,670	1,162,832	147,937
- Other	1,600,487	1,600,487	-	-

Financial assets at fair value through OCI	37,554,734	37,554,734	-	-

- Debt securities	37,554,734	37,554,734	-	-

Total financial assets	8,091,917,510	7,562,321,786	416,781,201	112,814,523

Loan commitments and financial guarantees	3,471,551,943	3,310,861,940	159,740,418	949,585

Wholesale	644,817,414	605,654,440	39,030,267	132,707
- Company banking	126,425,220	115,594,098	10,822,142	8,980
- Corporate and investment banking	162,657,173	152,971,422	9,685,744	7
- Local and International	122,136,205	121,249,204	887,001	-
- SMEs	233,598,816	215,839,716	17,635,380	123,720

Retail	2,826,734,529	2,705,207,500	120,710,151	816,878
- Overdrafts	14,827,666	14,332,266	492,404	2,996
- Credit cards	2,807,335,057	2,687,775,960	118,876,905	682,192
- Mortgage loans	3,881,551	2,415,398	1,334,496	131,657
- Finance leases	690,255	683,876	6,346	33

Total loan commitments and financial guarantees	3,471,551,943	3,310,861,940	159,740,418	949,585

Total exposure to credit risk	11,563,469,453	10,873,183,726	576,521,619	113,764,108

Exposure to credit risk	12.31.23	Stage 1	Stage 2	Stage 3

Financial assets at amortized cost	4,640,081,085	4,113,178,805	450,236,966	76,665,314

Wholesale	2,522,948,779	2,323,963,340	186,927,061	12,058,378
- Company banking	1,387,066,517	1,334,577,475	43,370,176	9,118,866
- Corporate and investment banking	789,169,621	678,564,151	110,604,997	473
- Local and International	16,997	8,025	438	8,534
- SMEs	346,695,644	310,813,689	32,951,450	2,930,505

Retail	2,117,132,306	1,789,215,465	263,309,905	64,606,936
- Overdrafts	4,157,983	2,539,453	821,000	797,530
- Credit cards	1,468,861,732	1,267,633,162	170,296,770	30,931,800
- Consumer loans	334,213,212	285,298,231	24,612,075	24,302,906
- Pledge loans	104,456,830	101,329,378	1,422,594	1,704,858
- Mortgage loans	196,868,339	126,583,781	63,414,716	6,869,842
- Finance leases	4,741,925	4,710,722	31,203	-
- Other	3,832,285	1,120,738	2,711,547	-

Financial assets at fair value through OCI	26,507,301	26,507,301	-	-

- Debt securities	26,507,301	26,507,301	-	-

Total financial assets	4,666,588,386	4,139,686,106	450,236,966	76,665,314

Loan commitments and financial guarantees	1,408,980,172	1,274,815,404	133,712,926	451,842

Wholesale	525,564,117	474,146,108	51,368,823	49,186
- Company banking	210,429,606	182,358,733	28,058,941	11,932
- Corporate and investment banking	208,766,443	201,947,941	6,818,485	17
- Local and International	77,096,824	68,788,927	8,307,897	-
- SMEs	29,271,244	21,050,507	8,183,500	37,237

Retail	883,416,055	800,669,296	82,344,103	402,656
- Overdrafts	28,929,705	27,847,180	1,075,757	6,768
- Credit cards	850,807,485	770,660,261	79,874,405	272,819
- Mortgage loans	3,481,517	1,990,060	1,368,388	123,069
- Other	197,348	171,795	25,553	-

Total loan commitments and financial guarantees	1,408,980,172	1,274,815,404	133,712,926	451,842

Total exposure to credit risk	6,075,568,558	5,414,501,510	583,949,892	77,117,156

Information on the credit quality of assets

The Group’s analysis of credit quality of loans and other financing under IFRS 9 with allocation of risk as of December 31, 2024 and 2023 is as follows:

Credit quality	12.31.24	12.31.23

Wholesale
- Low risk (PD < 4%)	5,110,817,141	2,595,573,101
- Medium risk (PD ≥ 4% to < 24%)	431,138,458	361,867,693
- High risk (PD ≥ 24% to < 100% or individualized Stage 2)	145,287,009	78,964,538
- Non performing (PD at 100% or individualized Stage 3)	15,502,016	12,107,564
Total wholesale	5,702,744,624	3,048,512,896

Retail
- Low risk (PD < 2.3%)	4,493,788,292	2,342,903,616
- Medium risk (PD ≥ 2.3% to < 29%)	1,183,021,451	579,528,590
- High risk (PD ≥ 29% to < 100% or individualized Stage 2)	48,098,260	13,106,563
- Non performing (PD at 100% or individualized Stage 3)	98,262,092	65,009,592
Total retail	5,823,170,095	3,000,548,361

Debt securities
- Private securities (B)	5,266,631	26,317,403
- Private securities (BB-)	31,845,106	189,898
- Private securities (BB)	442,997	-
Total debt securities	37,554,734	26,507,301

Total exposure to credit risk	11,563,469,453	6,075,568,558

The amounts included in the table above represent the Entity's maximum exposure to credit risk as of December 31, 2024 and 2023, without taking into account any guarantees held or other credit enhancements. In order to mitigate credit risk, the following table shows the net exposure to credit risk as of December 31, 2024 and 2023:

	12.31.24	12.31.23

Maximum exposure to credit risk	11,563,469,453	6,075,568,563
Guarantees held or other credit enhancements	(2,846,051,751)	(1,826,786,530)

Total net exposure to credit risk	8,717,417,702	4,248,782,033

Credit risk hedging

Risk hedging and/or mitigation policy

Although risk hedges and/or mitigation with additional guarantees are an important factor when granting loans, the main factor to decide is if the customer has sufficient generation of funds to pay for the obligations agreed.

The beneficiary's repayment capacity by generating sufficient resources is above any other consideration. Thus, the risk decision is based on the borrower's payment capacity to timely and duly comply with all the financial obligations assumed, based on income obtained from its customary business or income source, without relying on sureties, guarantors or assets pledged as collateral.

In addition to the policies and follow-ups, BBVA Argentina uses collateral, comfort letters and covenants as risk mitigating tools.

Collateral

Upon assessing collateral, BBVA Argentina carefully analyzes if it is appropriate. Along this line, the milestones to update the value of collateral apply under prudential principles.

Regarding the types of collateral managed by BBVA Argentina, the following stand out:

-	Guarantees: It includes sureties or unsecured instruments.

-	Joint and several guarantee: Upon default on payment, the creditor may collect the unpaid amount from either the debtor or the surety.

-	Joint guarantee: In this case the guarantors and debtholders are liable in proportion to their interest in the company / transaction and restricted to such amount or percentage.

-	Security interest: It includes guarantees based on tangible assets, which are classified as follows:

•	Mortgages: A mortgage does not change the debtor's unlimited liability, who remains fully liable. They are documented pursuant to the Bank's internal regulations for such purposes and are duly registered. Also, there is an independent appraisal, at market value, which enables a prompt sale.

•	Pledges: This includes chattel mortgages of motor vehicles or machinery, as well as liens on Time Deposits and Mutual Funds. To be accepted, they shall be effective upon realization accordingly, they are properly documented and shall be approved by the Legal Services area. Finally, the Bank hedges against the variation in the value of the pledge.

Loan commitments

To meet the specific financial needs of customers, the Group's credit policy also includes, among others, granting collateral, surety, warranties, letters of credit and secured loans (recorded in debit accounts pursuant to accounting standards of the BCRA). Although these transactions are not recognized in the Consolidated Statement of Financial Position because they imply a potential liability for the Group, they expose the Group to credit risks in addition to those recognized in the Consolidated Statement of Financial Position and are, therefore, an integral part of the Group's total risk.

As of December 31, 2024 and 2023, the Group holds certain contingent transactions, as detailed in Note 8.

Hedging based on netting of on and off-balance sheet transactions

The Entity, within the limits defined by regulations regarding netting, negotiates with its customers the execution of master agreements (for instance, ISDA or CMOF) for the derivatives business, including the netting of off-balance sheet transactions.

The wording of each agreement determines in each case the transaction subject to netting. The reduction in the exposure of counterparty risk arising from the use of mitigation techniques (netting plus use of collateral agreements) implies a decrease in total exposure (current market value plus potential risk).

Main types of guarantors and counterparties of credit derivatives

The Bank defines that the collateral (or credit derivative) shall be direct, explicit, irrevocable, and unconditional in order to be accepted as risk mitigation. Furthermore, regarding admissible guarantors, BBVA Argentina accepts financial institutions (local or foreign), public entities, stock exchange companies, and resident and non-resident companies, including insurance companies.

Concentration of the market or credit risk through the instruments used to mitigate credit risk

The Entity classifies the collateral received pursuant to the regulations in force of the BCRA into:

-	Preferred Collateral “A”
-	Preferred Collateral “B”
-	Other Collateral (not included in the sections above)

Preferred collateral received for loans are reported in Exhibit “B” to these consolidated financial statements.

Credit quality of financial assets which are not past due or impaired

The Group relies on certain tools (“scoring” and “rating”) to classify the credit quality of its transactions and customers, based on an assessment and subsequent mapping to probability of default (“PD”) scales. In analyzing the PD performance, the Group relies on certain monitoring tools and historical databases that contain relevant information generated in-house. These tools can be grouped in scoring and rating models. The main difference between both lies in the fact that scoring models are used to assess retail products, while rating models are intended for wholesale banking customers.

The Group calculates these different levels and their associated probabilities of default by reference to rating scales and default rates. These calculations establish the PD levels for the Bank's Master Rating Scale. Even though this scale is common to the whole Group, adjustments (mapping of scores to PD sections / Master Rating Scale levels) are made at the tool level per each country where the Group has tools available.

Financial Risks

Financial Risk applies the criteria, policies and procedures defined by the Board of Directors within the management of that risk, with follow-up and control on its proper application, and proposing the necessary actions to maintain the quality of risk within the defined risk appetite.

The financial risks management model of BBVA Argentina consists of the Market Risk, Structural Risk and Economic Capital Areas, which are coordinated for risks control and follow-up.

The management of these risks is in line with the basic principles of the Basel Committee on Banking Supervision, with a comprehensive process to identify, measure, monitor and control risks.

The organization of financial risks is completed with a scheme of committees, in which it participates, created for the purpose of having an agile management process integrated into the treatment of the various risks.

Among others:

-	Assets and liabilities Committee (ALCO)
-	Risk Management Committee (RMC)
-	Financial Risks Committee (FRC)

BBVA Argentina has many tools and systems to manage and follow-up market risk, to achieve effective risk control and treatment.

Market Risk

BBVA Argentina considers market risk as the likelihood of losing value of the trading portfolio as a consequence of adverse changes in market variables affecting the valuation of financial products and instruments.

The main market risk factors the Entity is exposed to are as follows:

-	Interest rate risk: From exposure to changes in the various interest rate curves.
-	Foreign exchange risk: From changes in the various foreign exchange rates. All positions in a currency other than the financial statements currency create foreign exchange risk.

The main market risk metric is VaR (“Value at Risk”), a parameter to estimate the maximum loss expected for the trading portfolio positions with a 99% confidence level and a time horizon of 1 day.

Current management structure and procedures in force include follow-up on a limit and alert arrangement in terms of VaR, economic capital, stress and stop loss.

The market risk measurement model is periodically validated through Back-Testing to determine the quality and precision of the VaR estimate.

The Market Risk management model contemplates procedures for communication in the event the risks levels defined are exceeded, establishing specific communication and action procedures based on the exceeded threshold.

The market risk measurement perimeter is the trading book managed by the Global Markets unit. The trading book mainly consists of:

-	Argentine Government Securities (Argentine Treasury bonds and bills).
-	BCRA Liquidity Bills
-	Corporate Bonds.
-	Foreign exchange spot.
-	Derivatives (Exchange rate Futures and Forwards).

The following tables show changes in total VaR and VaR per risk factors.

VaR (in millions of pesos)

	12.31.24	12.31.23
Average	2,735.59	303.54
Minimum	273.39	24.49
Maximum	9,720.95	1,586.80
Closing	3,907.74	296.22

VaR per risk factors – (in millions of pesos)

VaR Interest rate	12.31.24	12.31.23
Average	2,736.58	336.97
Minimum	257.73	29.58
Maximum	9,715.07	2,163.96
Closing	3,911.14	298.78

VaR Exchange rate	12.31.24	12.31.23
Average	29.30	7.24
Minimum	3.59	0.29
Maximum	123.48	190.63
Closing	16.21	12.28

Currency risk

The position in foreign currency is shown below:

ACCOUNTS	TOTAL	AS OF 12.31.24 (per currency)				TOTAL
	AS OF					AS OF
ASSETS	12.31.24	Dollar	Euro	Real	Other	12.31.23

Cash and deposits in banks	2,345,962,528	2,303,474,291	39,071,194	664,039	2,753,004	2,344,694,623
Debt securities at fair value through profit or loss	66,219	66,219	—	—	—	490,401,598
Other financial assets	44,402,199	44,305,623	96,576	—	—	83,355,869
Loans and other financing	1,285,842,873	1,283,269,614	2,573,259	—	—	428,900,800
Non-financial government sector	3,314	3,314	—	—	—	3,872
Other financial institutions	4,453	4,453	—	—	—	9,011
Non-financial private sector and residents abroad	1,285,835,106	1,283,261,847	2,573,259	—	—	428,887,917
Other debt securities	71,866,052	71,866,052	—	—	—	161,297,397
Financial assets pledged as collateral	67,802,233	67,802,233	—	—	—	92,371,297
Investments in equity instruments	770,488	735,975	34,513	—	—	941,205

TOTAL ASSETS	3,816,712,592	3,771,520,007	41,775,542	664,039	2,753,004	3,601,962,789

ACCOUNTS	TOTAL	AS OF 12.31.24 (per currency)				TOTAL
	AS OF					AS OF
LIABILITIES	12.31.24	Dollar	Euro	Real	Other	12.31.23

Deposits	3,595,692,416	3,565,638,416	30,054,000	—	—	2,791,388,887
Non-financial government sector	90,397,320	90,396,802	518	—	—	48,200,556
Financial sector	1,638,005	1,629,696	8,309	—	—	1,376,470
Non-financial private sector and residents abroad	3,503,657,091	3,473,611,918	30,045,173	—	—	2,741,811,861
Other financial liabilities	184,601,391	180,539,108	3,059,414	—	1,002,869	174,058,115
Financing received from the BCRA and other financial institutions	43,783,095	41,560,479	2,222,616	—	—	6,792,230
Other non-financial liabilities	77,399,790	44,784,051	32,615,739	—	—	134,777,707

TOTAL LIABILITIES	3,901,476,692	3,832,522,054	67,951,769	—	1,002,869	3,107,016,939

The notional amounts of the foreign currency forward, forward transactions and interest rate swaps are detailed in Note 5.

Interest rate risk

Structural interest risk (SIR) gathers the potential impact of market interest rate variations on the margin of interest and the equity value of BBVA Argentina.

The process to manage this risk has a limit structure to keep the exposure to this risk within levels that are consistent with the risk appetite and the business strategy defined and approved by the Board of Directors.

Within the core metrics used for measurement, follow-up and control, the following stand out:

-	Margin at Risk (MaR): It quantifies the maximum loss which may be recorded in the financial margin projected over 12 months under the worst-case scenario of rate curves for a certain level of confidence.
-	Economic Capital (EC): It quantifies the maximum loss which may be recorded in the Entity's economic value under the worst-case scenario of rate curves for a certain level of confidence.

The Bank additionally carries out a sensitivity analysis on the economic value and the financial margin for parallel variations by +/- 100 basis points over interest rates.

The following table shows the progress of the sensitivity of the economic value (SEV), given a variation of +100 basis points in relation to the Core Capital:

SEV +100 bps

	12.31.24	12.31.23
Closing	0.94%	1.09%
Minimum	0.30%	0.67%
Maximum	0.94%	1.09%
Average	0.63%	0.79%

The following table shows the progress of the sensitivity of the financial margin (SFM), given a variation of -100 basis points in relation to the 12-month projected margin:

SFM -100 bps

	12.31.24	12.31.23
Closing	0.77%	0.30%
Minimum	0.11%	0.11%
Maximum	0.77%	0.35%
Average	0.44%	0.24%

Liquidity and financing risk

Liquidity risk is defined as the possibility that the Entity may not efficiently meet its payment obligations, without incurring significant losses that may affect its daily operations or its financial position.

The short-term purpose of the liquidity and financing risk management process at BBVA Argentina is to timely and duly address payment commitments agreed, without resorting to additional funding deteriorating the Entity's reputation or significantly affecting its financial position, keeping the exposure to this risk within levels that are consistent with the risk appetite and the business strategy defined and approved by the Board of Directors. In the medium and long term, such process is aimed at watching for the suitability of the financial structure of the Bank and its changes, according to the economic situation, the markets, and the regulatory changes.

Within the core metrics used for measurement, follow-up and control of this risk, the following stand out:

LtSCD (Loan to Stable Customers Deposits): It measures the relationship between the net credit investment and the customers’ stable resources and is set forth as the key metric of risk appetite. The goal is to preserve a stable financing structure in the medium and long term.

Changes in LtSCD ratios are summarized below:

	12.31.24	12.31.23
LtSCD Closing	88.90%	59.70%
Maximum	88.90%	80.30%
Minimum	57.70%	58.20%
Average	74.60%	62.70%

LCR (Liquidity Coverage Ratio): It measures the relation between high quality liquid assets and total net cash outflows during a 30-day period. BBVA Argentina, as established in the regulations issued by the BCRA, “A” 5693, calculates the liquidity coverage coefficient daily.

Changes in LCR ratios are summarized below:

	12.31.24	12.31.23
LCR Closing	141%	271%
Maximum	246%	433%
Minimum	137%	151%
Average	176%	246%

Concentration of deposits as of December 31, 2024 and 2023 is exposed in Exhibit H to these consolidated financial statements.

The following charts show the breakdown by term of loans, other financing and financial liabilities considering the total contractual amounts to their due date, as of December 31, 2024 and 2023:

	Assets - Exhibit D (*)		Liabilities -Exhibit I (*)
	12.31.24	12.31.23	12.31.24	12.31.23

Up to 1 month	3,021,473,708	2,064,451,238	10,488,823,051	8,428,811,205
From 1 month to 3 months	1,502,715,250	812,176,934	642,720,479	627,466,145
From 3 months to 6 months	1,189,985,899	766,359,510	295,112,417	218,637,104
From 6 months to 12 months	894,151,306	678,828,458	214,608,934	73,441,349
From 12 months to 24 months	1,000,563,315	458,095,457	27,626,562	25,510,631
More than 24 months	1,862,576,846	760,580,740	20,770,224	40,703,755
TOTAL	9,471,466,324	5,540,492,337	11,689,661,667	9,414,570,189

(*)The figures of this chart include the amounts for interest accrued and to be accrued. For floating-rate instruments, interest was calculated using the current rate.

In addition, the Bank has issued financial guarantees and credit commitments with the following breakdown by term considering their maturity date as of December 31, 2024 and 2023:

	12.31.24	12.31.23

Up to 1 month	11,945,342,933	4,115,344,661
From 1 month to 3 months	26,919,305	47,975,606
From 3 months to 6 months	23,867,217	30,306,102
From 6 months to 12 months	107,666,815	50,224,779
From 12 months to 24 months	79,504,722	49,525,587
More than 24 months	10,364,452	11,272,679
TOTAL	12,193,665,444	4,304,649,414

The amounts of the Group's financial assets and liabilities, which are expected to be collected or paid twelve months after the reporting date, are disclosed below:

Financial assets	12.31.24	12.31.23

Debt securities at fair value through profit or loss	11,813,374	3,596,683
Loans and other financing	2,863,140,161	1,218,676,198
Other debt securities	661,331,314	289,772,324
Financial assets pledged as collateral	25,757,300	74,955,190

Total	3,562,042,149	1,587,000,395

Financial liabilities

Deposits	3,215	630,083
Other financial liabilities	23,930,280	48,125,310
Financing received from the BCRA and other financial institutions	18,121,437	17,458,993
Corporate bonds issued	6,341,854	-
Total	48,396,786	66,214,386

Refinancing and restructuring agreements

Policies and principles on refinancing and restructuring agreements

Refinancing and restructuring transactions are carried out with customers who have requested such an operation in order to meet their current loan payments if they are expected, or may be expected, to experience financial difficulty in making payments in the future.

The basic aim of a refinancing and restructuring operation is to provide the customer with a situation of financial viability over time by adapting the repayment of the loan entered into with the Group to the customer’s new situation of fund generation. The use of refinancing and restructuring for other purposes, such as to delay loss recognition, is contrary to the Group’s policies.

The Group’s refinancing and restructuring policies are based on the following general principles:

-	Refinancing and restructuring is authorized according to the capacity of customers to pay the new installments. This is done by first identifying the origin of the payment difficulties and then carrying out an analysis of the customers’ viability, including an updated analysis of their economic and financial situation and capacity to pay and generate funds. If the customer is a company, the analysis also covers the situation of the industry in which it operates.
-	With the aim of increasing the solvency of the operation, new guarantees and/or guarantors of demonstrable solvency are obtained where possible. An essential part of this process is an analysis of the effectiveness of both the new and original guarantees.
-	This analysis is carried out from the overall customer or group perspective.
-	Refinancing and restructuring operations do not in general increase the amount of the customer’s loan, except for the expenses inherent to the operation itself.

-	The capacity to refinance and restructure loans is not delegated to the branches, but decided by the risk units.
-	The decisions made are reviewed from time to time with the aim of evaluating full compliance with refinancing and restructuring policies.

In the case of retail customers (private individuals), the main aim of the Group’s policy on refinancing and restructuring loans is to avoid default arising from a customer’s temporary liquidity problems by implementing structural solutions that do not increase the balance of the customer’s loan. The solution required is adapted to each case and the loan repayment is easened, in accordance with the following principles:

-	Analysis of the viability of the operations based on the customer’s willingness and ability to pay, which may be reduced, but should nevertheless be present. The customer must therefore repay at least the interest on the operation in all cases. No arrangements may be concluded that involve a grace period for both principal and interest.
-	Refinancing and restructuring of operations is only allowed on those loans in which the Group originally entered into.
-	Customers subject to refinancing and restructuring operations are excluded from marketing campaigns of any kind.

Under restructuring or refinancing, the cure period is defined as one year from the latter of:

-	The moment of extending the restructuring measures.
-	The moment when the exposure has been classified as defaulted.
-	The end of the grace period included in the restructuring agreements.

Additionally, this period should not be shorter than the period during which material payment has been made by the customer.

During the cure period, facilities have a PD of 100% assigned and are classified as Stage 3.

Once the cure period for Stage 3 is finished, the contract refinancing and restructuring is transferred to Stage 2 for two additional years.

The following table provides information about the Group's refinanced assets:

	12.31.24	12.31.23

Refinanced assets	25,937,582	21,512,288

Allowance for loan losses	(15,725,577)	(12,767,907)

The following table includes Stage 2 and 3 assets refinanced during the year, with the relevant loss due to modification suffered by the Group:

	12.31.24	12.31.23

Additions of financial assets at amortized cost modified during the year	19,990,358	17,926,003

Net loss from modifications	(689,942)	(956,980)

The following table shows the gross book value of financial assets modified for which the provision for losses changed to the 12-month ECL measurement during the year:

	After modification
12.31.24	Gross book value	Applicable ECL

Financial assets remedied since modification and now measured with 12-month ECL (Stage 1)	94,200	1,373
Financial assets returned to remaining life ECL (Stage 2/3) once remedied	131,827	6,204

	After modification
12.31.23	Gross book value	Applicable ECL

Financial assets remedied since modification and now measured with 12-month ECL (Stage 1)	294,263	2,003
Financial assets returned to remaining life ECL (Stage 2/3) once remedied	1,353,794	34,500

43.2. Exposure to credit risk and allowances

Below is the exposure to credit risks and allowances, measured in accordance with IFRS 9 as per BCRA (expected loss model, except for non-financial government sector's financial assets), as of December 31, 2024 and 2023:

Exposure to default - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.23	4,139,686,106	435,141,665	15,095,301	68,345,194	8,320,120	4,666,588,386

Inter-stage Transfers:
From stage 1 to stage 2	(837,319,455)	804,869,883	5,915,233	-	-	(26,534,339)
From stage 2 to stage 1	603,549,865	(520,148,591)	(3,840,477)	-	-	79,560,797
From stage 1 or 2 to stage 3	(18,749,254)	(150,272,911)	(127,573)	175,087,957	121,679	6,059,898
From stage 3 to stage 1 or 2	1,891,706	7,880,058	(4,873)	(13,864,284)	(152,824)	(4,250,217)
Changes without inter-stage transfers	1,421,462,687	123,019,264	14,085,886	(842,642)	2,930,990	1,560,656,185
Newly originated financial assets	11,007,340,248	103,951,010	12,951,056	21,793,244	236,952	11,146,272,510
Reimbursements	(5,702,770,221)	(129,387,638)	(14,475,739)	(30,077,699)	(522,112)	(5,877,233,409)
Write-offs	-	-	-	(62,971,100)	(1,828,294)	(64,799,394)
Foreign exchange differences	150,465,199	2,213,499	2,101,449	15,072	958,669	155,753,888
Inflation adjustment	(3,203,235,095)	(281,881,757)	(10,303,544)	(49,982,499)	(4,753,900)	(3,550,156,795)

Balances as of 12.31.24	7,562,321,786	395,384,482	21,396,719	107,503,243	5,311,280	8,091,917,510

Exposure to default - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.22	4,797,459,525	415,395,375	30,025,289	74,794,712	10,518,892	5,328,193,793

Inter-stage Transfers:
From stage 1 to stage 2	(989,087,309)	975,117,458	57	-	-	(13,969,794)
From stage 2 to stage 1	664,703,804	(588,489,919)	(3,395,564)	-	-	72,818,321
From stage 1 or 2 to stage 3	(19,926,600)	(158,949,974)	(4,916,802)	181,726,964	5,034,514	2,968,102
From stage 3 to stage 1 or 2	4,482,570	9,938,627	3,672,288	(18,343,970)	(4,091,886)	(4,342,371)
Changes without inter-stage transfers	1,290,605,507	180,870,662	5,788,598	(10,476,405)	3,218,655	1,470,007,017
Newly originated financial assets	7,991,379,351	149,825,514	73,438,205	16,255,562	4,115,479	8,235,014,111
Reimbursements	(5,139,177,952)	(113,884,557)	(73,995,344)	(26,716,922)	(5,745,330)	(5,359,520,105)
Write-offs	-	-	-	(58,657,193)	(2,219,251)	(60,876,444)
Foreign exchange differences	457,135,028	14,659,263	10,380,602	160,354	6,761,440	489,096,687
Inflation adjustment	(4,917,887,818)	(449,340,784)	(25,902,028)	(90,397,908)	(9,272,393)	(5,492,800,931)

Balances as of 12.31.23	4,139,686,106	435,141,665	15,095,301	68,345,194	8,320,120	4,666,588,386

Exposure to default - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.23	1,274,815,404	133,320,842	392,084	451,089	753	1,408,980,172

Inter-stage Transfers:
From stage 1 to stage 2	(234,954,965)	208,668,179	71,708	-	-	(26,215,078)
From stage 2 to stage 1	282,600,695	(192,561,880)	(252,306)	-	-	89,786,509
From stage 1 or 2 to stage 3	(2,055,990)	(680,161)	(284)	1,765,558	208	(970,669)
From stage 3 to stage 1 or 2	1,000,777	339,440	284	(1,015,178)	(1,342)	323,981
Changes without inter-stage transfers	2,466,252,715	106,996,063	(1,324,084)	298,641	6,858	2,572,230,193
Newly originated financial commitments	1,087,873,500	52,586,237	2,892,098	222,498	-	1,143,574,333
Reimbursements	(493,088,612)	(56,648,154)	(494,000)	(423,595)	(69)	(550,654,430)
Write-offs	-	-	-	(1,822)	-	(1,822)
Foreign exchange differences	40,682,101	1,893,004	408,500	-	-	42,983,605
Inflation adjustment	(1,112,263,685)	(94,947,309)	(919,843)	(349,581)	(4,433)	(1,208,484,851)

Balances as of 12.31.24	3,310,861,940	158,966,261	774,157	947,610	1,975	3,471,551,943

Exposure to default - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.22	1,321,683,381	124,417,490	417,739	453,972	1,065	1,446,973,647

Inter-stage Transfers:
From stage 1 to stage 2	(254,854,479)	237,205,389	16,657	-	-	(17,632,433)
From stage 2 to stage 1	218,840,681	(177,171,409)	(67,147)	-	-	41,602,125
From stage 1 or 2 to stage 3	(1,545,425)	(1,126,681)	(246)	1,462,449	322	(1,209,581)
From stage 3 to stage 1 or 2	457,019	541,548	268	(1,053,689)	(21,506)	(76,360)
Changes without inter-stage transfers	591,409,436	66,443,885	203,362	380,919	26,700	658,464,302
Newly originated financial commitments	984,079,857	35,642,932	323,828	331,158	-	1,020,377,775
Reimbursements	(421,131,951)	(52,529,209)	(140,270)	(545,315)	(1,422)	(474,348,167)
Write-offs	-	-	-	(1,154)	-	(1,154)
Foreign exchange differences	236,444,966	20,514,301	97,867	-	-	257,057,134
Inflation adjustment	(1,400,568,081)	(120,617,404)	(459,974)	(577,251)	(4,406)	(1,522,227,116)

Balances as of 12.31.23	1,274,815,404	133,320,842	392,084	451,089	753	1,408,980,172

Allowances - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.23	30,182,441	16,503,206	230,866	49,317,832	5,980,331	102,214,676

Inter-stage Transfers:
From stage 1 to stage 2	(16,124,291)	47,578,081	347,830	-	-	31,801,620
From stage 2 to stage 1	5,250,908	(17,717,381)	(45,399)	-	-	(12,511,872)
From stage 1 or 2 to stage 3	(1,261,890)	(26,350,084)	(4,107)	102,528,347	2,829	74,915,095
From stage 3 to stage 1 or 2	109,116	568,706	-	(9,484,619)	(100,109)	(8,906,906)
Changes without inter-stage transfers	15,589,734	15,603,546	653,697	30,435,361	2,922,053	65,204,391
Newly originated financial assets	93,620,673	1,698,989	128,373	12,099,402	236,944	107,784,381
Reimbursements	(53,516,165)	(4,332,994)	(165,061)	(19,593,514)	(468,675)	(78,076,409)
Write-offs	-	(6)	-	(50,406,351)	(1,785,614)	(52,191,971)
Foreign exchange differences	1,197,867	46,555	39,882	5,353	663,655	1,953,312
Inflation adjustment	(20,492,112)	(11,226,848)	(177,643)	(35,938,045)	(3,545,746)	(71,380,394)

Balances as of 12.31.24	54,556,281	22,371,770	1,008,438	78,963,766	3,905,668	160,805,923

Allowances - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.22	36,856,697	38,398,907	815,243	61,356,902	7,581,630	145,009,379

Inter-stage Transfers:
From stage 1 to stage 2	(22,774,025)	88,932,978	15	-	-	66,158,968
From stage 2 to stage 1	10,020,586	(40,738,217)	(44,935)	-	-	(30,762,566)
From stage 1 or 2 to stage 3	(1,220,560)	(47,120,627)	(165,027)	108,913,847	3,222,910	63,630,543
From stage 3 to stage 1 or 2	376,690	928,296	(36,530)	(14,913,737)	(2,760,528)	(16,405,809)
Changes without inter-stage transfers	18,319,274	9,023,742	(41,651)	32,718,067	4,094,530	64,113,962
Newly originated financial assets	64,054,854	2,706,669	1,967,604	10,347,983	2,803,528	81,880,638
Reimbursements	(44,688,890)	(3,707,452)	(1,926,858)	(19,509,676)	(4,297,979)	(74,130,855)
Write-offs	-	(2)	-	(56,211,057)	(2,137,681)	(58,348,740)
Foreign exchange differences	4,587,516	393,247	383,578	20,269	4,587,074	9,971,684
Inflation adjustment	(35,349,701)	(32,314,335)	(720,573)	(73,404,766)	(7,113,153)	(148,902,528)

Balances as of 12.31.23	30,182,441	16,503,206	230,866	49,317,832	5,980,331	102,214,676

Allowances – Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.23	10,217,322	2,498,089	6,352	283,283	551	13,005,597

Inter-stage Transfers:
From stage 1 to stage 2	(2,434,920)	6,061,055	4,619	-	-	3,630,754
From stage 2 to stage 1	1,936,559	(4,318,846)	(4,464)	-	-	(2,386,751)
From stage 1 or 2 to stage 3	(45,352)	(66,759)	(11)	1,003,537	81	891,496
From stage 3 to stage 1 or 2	39,028	16,131	6	(611,374)	(22,743)	(578,952)
Changes without inter-stage transfers	1,448,987	2,590,230	(34,551)	273,611	31,926	4,310,203
Newly originated financial commitments	18,208,338	720,836	59,442	144,462	-	19,133,078
Reimbursements	(4,578,926)	(1,091,098)	(10,539)	(243,098)	(51)	(5,923,712)
Write-offs	-	-	-	(1,337)	-	(1,337)
Foreign exchange differences	392,144	15,136	7,464	-	-	414,744
Inflation adjustment	(7,650,729)	(1,830,316)	(17,039)	(212,281)	(4,900)	(9,715,265)

Balances as of 12.31.24	17,532,451	4,594,458	11,279	636,803	4,864	22,779,855

Allowances – Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.22	11,918,098	5,984,412	29,174	337,665	706	18,270,055

Inter-stage Transfers:
From stage 1 to stage 2	(3,600,012)	12,503,769	542	-	-	8,904,299
From stage 2 to stage 1	2,713,585	(9,413,685)	(20,263)	-	-	(6,720,363)
From stage 1 or 2 to stage 3	(33,681)	(197,184)	(61)	857,848	120	627,042
From stage 3 to stage 1 or 2	75,742	59,012	4,375	(843,456)	(57,021)	(761,348)
Changes without inter-stage transfers	(4,472,823)	(2,260,074)	14,764	463,359	66,620	(6,188,154)
Newly originated financial commitments	16,717,879	745,670	12,939	227,974	-	17,704,462
Reimbursements	(3,735,742)	(1,027,477)	(10,287)	(337,861)	(6,058)	(5,117,425)
Write-offs	-	-	-	(886)	-	(886)
Foreign exchange differences	2,000,236	110,693	2,461	-	-	2,113,390
Inflation adjustment	(11,365,960)	(4,007,047)	(27,292)	(421,360)	(3,816)	(15,825,475)

Balances as of 12.31.23	10,217,322	2,498,089	6,352	283,283	551	13,005,597

44. Restrictions to the distribution of earnings

a)	In accordance with the regulations of the BCRA, 20% of the income for the year plus/less adjustments of prior years' results, transfers from other comprehensive income to retained earnings and less the accumulated loss at the end of the previous year, if any, must be allocated to the legal reserve. Therefore, the next Shareholders’ Meeting must apply 70,648,487 of Unappropriated retained earnings to increase the balance of such reserve.
b)	The mechanism to be followed by financial to assess distributable balances is defined by the BCRA by means of the regulations in force on “Distribution of earnings” provided that certain situations are not verified, namely: to receive financial assistance from such entity due to illiquidity, shortfalls as regards minimum capital requirements or minimum cash requirements, to fall under the scope of the provisions of Sections 34 and 35 bis of the Financial Institutions Law (sections referred to regularization and correction plans and restructuring of the Entity), among other conditions detailed in the referred communication to be complied with. Furthermore, the distribution of earnings as approved by the Entity’s Shareholders’ Meeting shall not be effective unless approved by the Superintendency of Financial and Foreign Exchange Institutions of the BCRA.

In addition, no distributions of earnings shall be made with the profit resulting from the first time application of IFRS, which shall be included as a special reserve, and the balance of which as of December 31, 2024 amounts to 161,028,676.

Besides, the Entity shall verify that, once the proposed distribution of earnings is made, capital conservation margin equivalent to 2.5% of the risk-weighted assets is kept, which is additional to the minimum capital requirement set forth by law, and shall be paid in with level 1 ordinary capital (COn1), net of deductible concepts (CDC0n1).

Pursuant to Communication "A" 7984, the BCRA provided that until December 31, 2024, financial institutions that have the BCRA's prior authorization may distribute earnings for up to 60% of the amount that would have corresponded to them in six equal, monthly and consecutive installments. In addition, it established that the items used in determining the distributable earnings, and the amounts of the abovementioned installments should be computed in constant pesos as of the date of the Shareholders’ Meeting and as of the payment date of each installment, as applicable.

Subsequently, by means of Communication "A" 7997, the BCRA established that financial institutions that resolve or have resolved to distribute earnings within the framework of the provisions of Communication "A" 7984, may do so in three equal, monthly and consecutive installments for up to the corresponding amount according to the aforementioned communication. The Communication also established that financial institutions should grant nonresident shareholders the option to collect their dividends –in full or in part– in a single installment in cash, provided that such funds be directly used for the primary subscription of Bonds for the reconstruction of a free Argentina (BOPREAL, for its acronym in Spanish) in accordance with current exchange regulations.

c)	Pursuant to the provisions of General Resolution No. 622 of the CNV, the Shareholders’ Meeting that considers the annual financial statements shall resolve upon the specific use of accumulated earnings of the Entity.

On April 28, 2023, the General Ordinary and Extraordinary Shareholders’ Meeting was held and the following was approved:

–	Allocate 11,765,158 (79,782,573 in restated amounts) out of Unappropriated retained earnings for fiscal year 2022 to the Legal Reserve.
–	Allocate 47,060,630 (319,130,293 in restated amounts) to Unappropriated retained earnings for fiscal year 2022 to the Optional Reserve for future distribution of earnings.
–	Allocate 35,566,224 (169,587,609 in nominal amounts) to the payment of dividends by partially reversing the Optional Reserve for future distribution of earnings.
–	Request the BCRA authorization to pay dividends for 50,401,015 (in nominal values).

On May 31, 2023, the BCRA approved the distribution of 50,401,015 as dividends which were paid in kind through the delivery of 49,524,433,015 Argentine discount government bills in Argentine pesos (in nominal values), adjusted by CER and maturing on November 23, 2023, (X23N3).

On April 26, 2024, the General Ordinary and Extraordinary Shareholders’ Meeting was held and approved as follows:

–	To allocate 32,908,378 (71,662,188 in restated amounts) out of Unappropriated retained earnings for fiscal year 2023 to the Legal Reserve.
–	To allocate 131,633,510 (286,648,751 in restated amounts) to Unappropriated retained earnings for fiscal year 2023 to the Optional Reserve for future distribution of earnings.
–	To allocate 264,227,685 (507,501,293 in restated amounts) to the payment of dividends by partially reversing the Optional Reserve for future distribution of earnings.
–	Request the BCRA authorization to pay dividends for 264,227,685 (507,501,293 in restated values).

On May 3, 2024, the BCRA approved the distribution of 264,227,685 (507,501,293 in restated values) which were be paid as follows as established by Communications “A” 7997 and “A” 7999:

–	Non-resident shareholders: they were able to opt to collect their dividends in a single installment in cash, provided that such funds be directly used for the primary subscription of BOPREAL. The payment in BOPREAL was made on the date of the calculation of the bid made by the BCRA. If they opted for the subscription of BOPREAL, the payment was made in Argentine pesos unless they had stated their intention to receive payment through the delivery of Argentine Treasury bonds in Argentine pesos adjusted by CER (benchmark stabilization coefficient) at 4.25% maturing on December 13, 2024 (“T5X4”).
–	Resident shareholders: it was paid in Argentine pesos unless they had stated their intention to receive the T5X4 bond. Resident shareholders were not allowed to subscribe BOPREAL.

Both the payment in T5X4 and in Argentine pesos were made in three installments on May 14, June 11 and July 11, 2024.

As of the date of these financial statements, the payment of dividends for fiscal year 2023 was completed.

45. Restricted assets

As of December 31, 2024 and 2023, the Group has the following restricted assets:

a)	The Entity applied the following assets as security for loans agreed under the Global Credit Program for micro, small and medium-sized enterprises granted by the Inter-American Development Bank (IDB).

	12.31.24	12.31.23

Argentine Treasury Bonds adjusted by CER. Maturity 2026	5,873	-
Argentine Treasury Bonds adjusted by CER. Maturity 2024	-	27,871

Total	5,873	27,871

b)	Also, the Entity has accounts, deposits and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, forward transactions, foreign currency futures, court proceedings and leases in the amount of 462,967,978 and 569,743,007 as of December 31, 2024 and 2023, respectively (see Note 10).

46. Banking deposits guarantee insurance system

Law No. 24,485 and Decree No. 540/95 provided for the creation of the Deposit Guarantee Insurance System, which was assigned the characteristics of being limited, mandatory and onerous, with the purpose of covering the risks of bank deposits, in a subsidiary and complementary manner to the system of privileges and protection of deposits established by the Financial Institutions Law.

That law provided for the incorporation of the company “Seguros de Depósitos Sociedad Anónima” (SEDESA) for the exclusive purpose of managing the Deposits Guarantee Fund, the shareholders of which, pursuant to the changes introduced by Decree No. 1292/96, will be the BCRA with at least one share and the trustees of the trust with financial institutions in the proportion determined by the BCRA for each, based on their contributions to the Deposit Guarantee Fund.

Deposits in pesos and foreign currency made with the participating entities under the form of checking accounts, savings accounts, time deposits or otherwise as determined by the BCRA up to the amount of 25,000 and which meet the requirements of Decree No. 540/95 and those to be set forth by the enforcement authority shall fall within the scope of said decree.

In August 1995, that company was incorporated, and the Entity has an 8.3672% share of the corporate stock as of December 31, 2023 (BCRA Communication “B” 12503).

As of December 31, 2024 and 2023, the contributions to the Fund have been recorded in the item “Other operating expenses - Contributions to the deposits guarantee fund” in the amounts of 10,933,914 and 12,473,800, respectively.

47. Minimum cash and minimum capital requirements

47.1. Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Accounts	12.31.24	12.31.23

Balances at the BCRA

BCRA - Current account not restricted	757,637,118	781,551,804
BCRA - Special guarantee accounts - restricted (Note 10)	211,771,973	211,069,288

	969,409,091	992,621,092

Government securities in pesos – At amortized cost (1)	159,904,307	210,536,162
Government securities in pesos – At fair value through OCI (1)	2,002,891,867	1,013,677,345
Government securities in foreign currency – At fair value through OCI	-	470,852,827
BCRA Bills in pesos – At fair value through OCI	-	131,605,207

TOTAL	3,132,205,265	2,819,292,633

(1) See detail of securities considered (identified with (1)), as of December 31, 2024, in Exhibit A to the consolidated financial statements.

The balances disclosed are consistent with those reported by the Bank.

47.2. Minimum cash requirements

The regulatory breakdown of minimum capital requirements is as follows at the above-mentioned dates:

Minimum capital requirement	12.31.24	12.31.23

Credit risk	(724,705,937)	(483,634,440)
Operational risk	(253,936,068)	(197,092,938)
Market risk	(2,505,620)	(14,236,921)
Non-compliance (1)	-	(38,120,704)

Paid-in	2,298,928,651	2,483,906,175

Surplus	1,317,781,026	1,750,821,172

(1) The increase observed in the minimum capital requirement for credit risk is due to the non-compliance with the maximum limit established by the BCRA for the financing to the non-financial government sector during 15 days of December 2023. According to the provisions of the regulations, this non-compliance causes an increase in the minimum capital requirement for credit risk for an amount equivalent to 100% of the surplus, as from the month in which the non-compliance occurs and for as long as it continues. In the case of credit ratios, the computation of the deviation will be made on the basis of the monthly average of daily surpluses.

48. Compliance with the provisions to act in the different categories of agent defined by the Argentine Securities Commission

Considering the transactions carried out by Banco BBVA Argentina S.A. and according to the different categories of agent set forth by General Resolution No. 622-13 of the CNV, on September 9 and 19, 2014, the Entity was registered as Custodian Agent of Collective Investment Products of Mutual Funds under No. 4 and Settlement and Clearing Agent – Comprehensive (ALyC) under No. 42, respectively.

Section 8 of General Resolution No. 821 of the CNV sets forth that the minimum shareholders’ equity required to operate as ALyC shall be equal to 470,350 UVAs adjusted by CER, Law No. 25827. As of December 31, 2024, it amounts to 611,855. The Entity’s shareholders’ equity exceeds the minimum shareholders’ equity required by said resolution.

Besides, the required minimum contra-account of 305,927, fifty percent (50%) of the minimum shareholders’ equity amount, includes Argentine Treasury Bonds in pesos adjusted by CER due 2026 as of December 31, 2024 deposited with the account opened at Caja de Valores S.A., named “Depositor 1647 Brokerage Account 5446483 BBVA Banco Francés minimum cash contra-account”.

Furthermore, pursuant to the requirements of General Resolution No. 792 issued by the CNV on April 30, 2019, mutual fund management companies’ minimum shareholders’ equity will be comprised of 150,000 UVAs plus 20,000 UVAs, per each additional mutual fund under management. As concerns the cash contra-account, the amount to be paid shall be equal to no less than fifty per cent (50%) of minimum shareholders' equity.

The subsidiary BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión, as Mutual Funds Management Agent, registered on August 7, 2014 under No. 3, met the CNV minimum cash contra-account requirements with 5,725,353 shares of FBA Renta Pesos Fondo Común de Inversión, in the amount of 722,820, through custody account No. 493-0005459481 held at BBVA Banco Francés S.A. As of December 31, 2024, the company's Shareholders’ Equity exceeds the minimum amount imposed by the CNV.

On October 23, 2024, this subsidiary requested to be registered with the CNV as a comprehensive settlement and clearing agent under section 12, Chapter II, Title VII, of CNV regulations (as amended in 2013). As of the date of issuance of these financial statements, the CNV is analyzing the case to issue a resolution.

49. Compliance with the provisions of the Argentine Securities Commission – Documentation

The CNV issued General Resolution No. 629 on August 14, 2014 to introduce changes to its own rules governing the maintenance and safekeeping of corporate books, accounting records and business documentation. In this respect, it is reported that the Bank has delivered the documentation that supports its operations for the periods still open to audit for safekeeping in Administradora de Archivos S.A. (AdeA), domiciled at Ruta 36 Km. 31.5, district of Florencio Varela, Province of Buenos Aires.

In addition, it is informed that a detail of the documentation delivered for safekeeping, as well as the documentation referred to in Art. 5. a.3), Section I of Chapter V of Title II of the CNV rules is available at the Bank’s registered office. (2013 consolidated text and amendments).

50. Trust activities

On January 5, 2001, the Board of Directors of BCRA issued Resolution No. 19/2001, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as a trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. On the same date, Mercobank S.A., as Settler, and the Bank, as Trustee, entered into the agreement to set up the Diagonal Trust in relation to the exclusion of assets as provided in the above-mentioned resolution. As of December 31, 2024 and 2023, the assets of Diagonal Trust amount to 2,427 and 5,286, respectively, considering their recoverable values.

In addition, the Entity, in its capacity as Trustee in the Corp Banca Trust, recorded the selected assets on account of the redemption in kind of participation certificates in the amount of 4,177 and 9,097 as of December 31, 2024 and 2023, respectively.

In addition, the Entity acts as a Trustee in 12 non-financial trusts, in no case as personally liable for the liabilities assumed in the performance of the contract obligations. Such liabilities will be settled with and up to the full amount of the trust assets and the proceeds therefrom. The non-financial trusts concerned were set up to manage assets and/or secure the receivables of several creditors (beneficiaries) and the trustee was entrusted with the management, care, preservation and custody of the corpus assets until (i) noncompliance with the obligations by the debtor (settler) vis-a-vis the creditors (beneficiaries) is verified, when such assets are sold and the proceeds therefrom are distributed (net of expenses) among all beneficiaries, the remainder (if any) shall be delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the trust assets will be returned to the settler or to whom it may indicate. The trust assets totaled 2,490,787 and 4,326,324 as of December 31, 2024 and 2023, respectively, and consist of cash, creditors' rights, real estate and shares.

51. Mutual funds

As of December 31, 2024 and 2023, the Entity holds in custody, as Custodian Agent of Mutual Funds managed by BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión, time deposit certificates, shares, corporate bonds, government securities, mutual funds, deferred payment checks, BCRA instruments, Buenos Aires City Government Bills, ADRS, Buenos Aires Province Government Bills for 1,846,107,246 and 248,018,187, which are part of the mutual fund portfolio and are recorded in debit balance memorandum accounts “Control – Other.”

The Mutual Fund assets are as follows:

Mutual funds	12.31.24	12.31.23

FBA Renta Pesos	2,583,115,382	2,688,764,171
FBA Acciones Argentinas (1)	124,685,697	44,337,831
FBA Ahorro Pesos	123,315,056	10,610,995
FBA Renta Fija Dólar I	88,629,537	-
FBA Renta Fija Plus	38,259,917	8,686,634
FBA Bonos Argentina	24,572,755	2,627,843
FBA Horizonte	22,936,682	1,057,009
FBA Renta Mixta	17,531,217	4,343,896
FBA Acciones Latinoamericanas	9,530,310	9,392,110
FBA Renta Publica I	6,047,575	1,216,009
FBA Bonos Globales	10,505	35,504
FBA Horizonte Plus	10,259	24,581
FBA Retorno Total I	2,906	28,150
FBA Gestión I	324	140,862
FBA Calificado (1)	-	34,640,217
FBA Renta Fija Dólar Plus I	-	8,334
	3,038,648,122	2,805,914,146

(1) FBA Calificado and FBA Acciones Argentinas mutual funds were merged. The FBA Acciones Argentinas mutual fund is the surviving fund.

52. Penalties and administrative proceedings instituted by the BCRA

According to the requirements of Communication “A” 5689, as amended, issued by the BCRA, below is a detail of the administrative and/or disciplinary penalties as well as the judgments issued by courts of original jurisdiction in criminal matters, enforced or brought by the BCRA of which the Entity has been notified:

Administrative proceedings commenced by the BCRA

“Banco Francés S.A. over breach of Law 19.359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on February 22, 2008 and identified under No. 3511, File No. 100194/05, on grounds of a breach of the Criminal Foreign Exchange Regime as a result of the purchase and sale of US Dollars through the BCRA in excess of the authorized amounts. They totaled 44 transactions involving the Bank's branches 099, 342, 999 and 320. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and the following Bank officers: Julio Lopez, Marcelo Canestri, Humberto Daniel De Luca, Mario Daniel Breno, Agustín Garicia, Gustavo Pedro Vitale, Eduardo Carlos Hombre, Ana Mercedes Pacheco, Carlos Alberto Klapproth, Ernesto Salgado, Adriana Lilian Olmedo, Estrella Blanca Fernandez, Francisco Meringolo, Daniela Vanesa Guevara, Marcelo Mozillo, Cintia Tamara Ortiz, Maria Elena Fridman, Maria Antonia Cejo Rial, Carlos Alberto Gonzalez, Johana Andrea Frezza, Haroldo Daniel Gramajo and Andrea Patricia Ramirez, who served in the capacities described below at the date when the breaches were committed: (i) two Territory Managers, (ii) four Branch Managers, (iii) four Heads of Back-Office Management and (iv) twelve cashiers. On August 21, 2014, the court acquitted the individuals/entities above from all charges. The General Attorney’s Office filed an appeal and Room A of the Appellate Court with jurisdiction over Criminal and Economic Matters confirmed the Bank’s and the involved officers’ acquittal from all charges. The General Attorney’s Office filed an Extraordinary Appeal, which was granted and as of the date of these financial statements is being heard by the Argentine Supreme Court of Justice. The case has been called for resolution. The case has been called for resolution.

•  “Banco Francés S.A. over breach of Law 19.359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on December 1, 2010 and identified under No. 4539, File No. 18398/05 where charges focus on fake foreign exchange transactions, through false statements upon processing thereof, carried out by personnel from five branches in Mar del Plata, which would entail failure to comply with the costumer identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, paragraph 6. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A., the five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Retail Bank Manager, (ii) the Territory Manager, (iii) the Area Manager, (iv) a commercial aide to the Area Manager, (v) five Branch Managers, (vi) four Heads of Back-Office Management, (vii) five Main Cashiers and (viii) one cashier. To date, the case is being heard by Federal Court No. 3, Criminal Division of the City of Mar del Plata, under File No. 16377/2016. On June 21, 2017, the court sought to obtain further evidence on its own initiative ordering that an official letter should be sent to the BCRA for it to ascertain if the rules governing the charges brought in the Case File No. 18398/05 Proceedings No. 4539 have been subject to any change. The BCRA answered the request from the Court, stating that noncompliance with the provisions of Communication “A” 3471 would not currently be subject to any change that may imply a lesser offense. On September 30, 2019, the court of original jurisdiction rendered judgment against the Bank for its involvement in the transaction imposing a fine of US$ 592,000, while imposing fines to the individuals involved for the aggregate amount of US$ 518,766 and Euro 48,500. The Bank is jointly and severally liable for the aforementioned fines. The Bank's Directors Jorge Carlos Bledel, Javier D. Ornella, Marcelo Canestri and Oscar Castro and Territory Managers Oscar Fantacone and Jorge Allen were acquitted from all charges. An appeal was filed on behalf of Banco BBVA Argentina S.A. and its employees asking for the reversal of the decision or otherwise significant reductions of the amounts involved. On August 24, 2021, the Federal Appellate Court of Mar de Plata resolved to declare the action extinguished based on the grounds of violation of the reasonable term and consequently acquit Banco BBVA Argentina S.A., Pablo Bistacco, Graciela Alonso, Néstor O. Baquer, Hugo Benzan, Mariela Espinosa, Jorge Fioritti, Liliana Paz, Alberto Giménez, Jorge Elizalde, Elizabeth Mosquera, Carlos Barcellini, Carlos O. Alfonzo, Samuel Alanis, Julián Gabriel Burgos, for the facts that were condemned in the present case for violation of Law No. 19.359, and the relevant regulations. In view of this ruling, the Federal Prosecutor filed an extraordinary federal appeal. On February 21, 2024, we were notified that the Argentine Supreme Court of Justice rejected the extraordinary appeal filed, declaring its inadmissibility. Therefore, the decision made by the Federal Court is final and is considered to be res judicata.

• “Banco Francés S.A. over breach of Law 19.359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on July 26, 2013 and identified under No. 5406, File No. 100443/12 where charges are concerned with fake foreign exchange transactions through false statements upon processing thereof incurred by personnel in Branch 087 - Salta -, which would entail a failure to comply with the costumer identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Branch Manager (ii) the Back Office Management Head, (iii) the Main Cashier and (iv) two cashiers. The trial period came to a close and the BCRA must send the file to Salta’s Federal Court. As of the date hereof, the case file has not been sent to court.

•  “Banco Francés S.A. over breach of Law 19.359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on December 23, 2015 and identified under No. 6684, File No. 100068/13. The proceedings were brought for allegedly having completed operations under Code 631 “Professional and technical business services” for ROCA ARGENTINA S.A. against the applicable exchange regulations (Communications “A” 3471, “A” 3826 and “A” 5264), involving the incomplete verification of the services provided. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and two Bank officers holding the positions described below at the date when the breaches were committed: (i) the Foreign Trade Manager (Alejandro Chiaradía) and (ii) an officer of the Area (Horacio Perotti). The BCRA has decided that the trial period has come to an end. The case is being heard by Federal Court No. 2, Criminal Division of Lomas de Zamora, Province of Buenos Aires, under File No. 39130/2017. On October 26, 2017, the Entity filed a request for retroactive application of the most favorable criminal law, as through Communication “A” 5264, whereby the restriction on foreign trade transactions was removed, the payment of services abroad was reinstated.

• Banco BBVA ARGENTINA S.A. Financial summary proceedings initiated by the B.C.R.A. Notified on June 28, 2021 and identified under No. 1587, file No. 388/55/21. The charge consists of the alleged breach of paragraph 7.2 of Communication "A" 6981 by assisting (without prior approval of the BCRA) Cargill S.A. through a checking account overdraft amounting to $ 167 million from April 29, 2020 to May 3, 2020, since as it had bonds taken as of April 22, 2020, it should have waited 90 calendar days without executing repo transactions and/or surety bonds, before being assisted. Likewise, during May and June 2020, Cargill’s checking account disclosed credit balances, which were generally covered at the end of the day. In this regard, it should be noted that Banco BBVA Argentina S.A. violated paragraph 7.2 of the revised text of the rules on "Credit Policy", which strictly includes the restriction on the granting of intraday (within the same day) assistance. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. (30-50000319-3); María Isabel Goiri Lartitegui; Jorge Delfín Luna; Alfredo Castillo Triguero; Juan Manuel Ballesteros Castellano; Oscar Miguel Castro; Gabriel Eugenio Milstein; Adriana María Fernandez De Melero; José Santiago Fornieles; Darío Javier Berkman; Carlos Eduardo Elizalde and Nicolás Herbert Bohtligk. The relevant answers to the charges were filed on August 4, 2021. On September 14, 2023, the Resolution of the BCRA was notified, confirming the initial charges and rejecting the defenses regarding the interpretation of the regulation and the inexistence of intraday financing due to the way the proceeds from collections operate. Therefore, the breach of the regulations was considered to be proven and a fine was imposed. The amount in pesos of the fines applied is detailed below. Banco BBVA Argentina S.A. $24,000,000. Board of Directors: Oscar Castro $2,591,589 Gabriel Milstein $ 2,591,589, Isabel Goiri $2,565,930 Adriana Melero $ 2,565,930, Jorge Luna $2,565,930, Alfredo Castillo $ 2,565,930, Juan Manuel Ballesteros $2,565,930. Employees: Carlos Elizalde $1,710,620, Nicolás Bohtlingk $1,710,620, Darío Berkman $1,710,620, José Fornieles $855,310. TOTAL $47,999,998. The resolution is appealed.

•	BBVA ARGENTINA S.A. Financial summary proceedings for Foreign Exchange Offence brought by the B.C.R.A. Notified on October 25, 2022, and identified under No. 7835, related to foreign exchange transactions performed in alleged noncompliance with the provisions established by point 9-A16 of BCRA Communiqué “A” No. 6770 referring to notes related to transactions performed between residents and import prepayments. Due to the link between cases and procedural economy, five cases have been filed with the oversight agency. The infringement stands at USD 1,414,526.28. The defendants are Banco BBVA Argentina S.A. (Argentine tax identification No. 30-50000319-3) and the following officials and employees: Ruben Lauriente, Noelia Sorbello, Juan Manuel Olives, Santiago Alejandro Gonzales, Mario Gustavo Dellamea, Maria Teresa Palacios, Mirtha Susana Monteleone and Gustavo Cara. The procedural status of the case is with the presentation of pleadings.

The Group and its legal advisors estimate that a reasonable interpretation of the applicable regulations in force was made and do not expect an adverse financial impact from these cases.

53. Capital management and corporate governance transparency policy

I. Board of Directors

According to BBVA Argentina S.A.'s bylaws, the Entity shall be managed by a Board of Directors composed of a minimum of three and a maximum of nine directors, as set forth by the Annual Shareholders’ Meeting at each time, for a term of three years, with the option for reelection. The Shareholders’ Meeting may also appoint an equal or lower number of alternate directors. The Board of Directors shall meet at least once a month.

The composition of the Board of Directors shall be previously submitted to evaluation by the Nomination and Remuneration Committee.

Below is a list of the members of the Board of Directors, their current position in the Entity and their business experience.

Name	Position	Background and work history

Lorenzo de Cristóbal de Nicolás	Chairman

Business experience: Head of the Options Desk at Bank of America in Madrid, he held several executive positions at BBVA, such as: Head of Global Portfolio Management; Director of Market Risks; Head of Guaranteed and Quantitative Funds and Director of Investment at BBVA Asset Management.

Independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

Jorge Delfín Luna	1st Vice-chairman

Business experience: Regular Director at Rombo Compañía Financiera S.A.; Regular Director at PSA Finance Argentina Compañía Financiera S.A.; Board of Directors' Vice-chairman at Banco Francés Foundation; Commercial Banking Director at BBVA Argentina S.A.; Member of the Management Committee at BBVA Argentina S.A.; Regional Manager at Citibank; Regional Manager at former Banco Crédito Argentino; General Manager at Easy Bank; General Manager and Vice-chairman at BBVA Uruguay; Chief Corporate Banking and Foreign Trade Officer at BBVA Argentina S.A; Chief Commercial Officer at BBVA Argentina S.A.

Not an independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

Francisco Javier Pérez Cardete	2nd Vice-Chairman

Business experience: South and East Territory Director, Banco Bilbao Vizcaya Argentaria; Area Director, Banco Bilbao Vizcaya Argentaria; Risks Head in Valencia.

Independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

Adriana María Fernández de Melero	Regular Director

Business experience: Structures and Productivity Manager at Banco BBVA Argentina S.A; HR Development & Planning Manager at Banco Crédito Argentino; HR Administration Manager at BBVA Argentina S.A; Organization and Productivity Manager at BBVA Argentina S.A; Business and Channel Development Manager at BBVA Argentina S.A; Chief Corporate Development and Transformation Officer at BBVA Argentina S.A; Member of the Management Committee at BBVA Argentina S.A; Advisor to the Chair and Board of Director at Banco Provincia de Buenos Aires.

Independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

Ernesto Mario San Gil	Regular Director

Business experience: Independent Director and Member of the Audit Committee of Ternium Argentina S.A. (former Siderar S.A.); Ad honorem Member of the Strategic Board of the Ministry of Modernization of Argentina; Director of IDEA; Different positions at EY Argentina (former Ernst & Young and former Arthur Andersen) among others, Chief Strategy Officer (CSO), President and CEO, Member of the Executive Committee of the EY South America region, Partner in charge of Transactions, partner specialized in Financial Institutions.

Independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

Gustavo Alberto Mazzolini Casas	Regular Director

Business experience: Director of Financial Institutions, Ernst & Young; Financial Director, Corp Banca Argentina; Financial Planning Director, Credilogros Compañía Financiera; Head of Countries II - Financial Directors Coordination Latam, Banca América; Head of Financial Directors Coordination Department Latam, Banca América; Financial Director, Banco Provincial; Director of Strategy and Finance Lobs and AdS, BBVA Group; Financial Staff Country Monitoring, BBVA Group; CFO AdS, BBVA Group.

Not an independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

Gabriel Alberto Chaufán	Regular Director

Business experience: Chairman at BBVA Seguros Argentina S.A., Vice-chairman at PSA Finance Argentina Compañía Financiera S.A., Regular Director at BBVA Uruguay S.A. and Rombo Compañía Financiera S.A. and Alternate Director at Volkswagen Financial Services Compañía Financiera S.A., Chairman of AVIRA; Member of the Management Committee at BBVA; Chairman and General Manager at Consolidar ART, Consolidar Seguros, Consolidar Salud, Consolidar Retiro and Consolidar AFJP (the latter undergoing liquidation proceedings). Manager of the Pension and Insurance Business; Head of the Pension Business and all insurance lines (Life, P&C, Life Annuities, Health), and Underwriting Manager for the Group.

Not an independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

Gustavo Fabián Alonso	Alternate Director

Business experience: Commercial Director; Director of Innovation and Development; Retail Product Manager; Manager of Payment Methods and Consumption; Manager of Strategic Alliances and Products; Marketing Manager; Zonal Manager; and Branch Manager of Pilar, San Nicolás and Rosario, all at BBVA Banco Francés.

Independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

Carlos Eduardo Elizalde	Alternate Director

Business experience: Regional Director of Global Banking Operations Latam at BBVA; General Manager at AL-Rajhi Bank; Free-lance Consultant at Riyadh KSA Buenos Aires; General Manager at Citigroup Miami; Regional Head for Latin America at Citigroup Miami; and Head of Regional Sales at Citigroup Buenos Aires.

Not an independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

Ignacio Javier Lacasta Casado	Alternate Director	Business experience: Board Chairman at BBVA Forum (Sociedad de Crédito de Consumo Chile); Vice-chairman at BBVA Perú, BBVA Provincial (Venezuela) and BBVA Chile and Director at BBVA México. He served several executive positions at BBVA, namely: Business Monitoring Responsible Officer, Assistant General Director, Retail Banking Manager and Country Manager at BBVA Chile.
Not an independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

II.	Senior Management

Senior Management is made up of the General Manager and by those executive officers who have decision-making powers and who report directly to the General Manager, or the Chairman of the Board of Directors.

The officers in Senior Management positions must have the skills and experience required by the financial industry to run the business with which they are entrusted and to oversee as appropriate the personnel in the different areas.

III.	Management Committee - Members

The main members of Senior Management make up the Management Committee. The Committee is chaired by the General Manager who shall be replaced, in case of absence or disability, by the Director of the Financial and Planning Area.

Prospective management committee members shall first be evaluated by the Nomination and Remuneration Committee for subsequent consideration by the Board.

Powers

The Management Committee shall have the following powers, and, when appropriate, it shall be required to submit matters to consideration by the Board for final decision.

-	Implement the strategies and policies approved by the Board.
-	Evaluate and propose business and investment strategies and general risk policies. For such purpose, it shall annually approve the Business Plan and the Financial Program.
-	Develop the processes necessary to identify, assess, monitor and mitigate the risks to which the Bank is exposed.
-	Implement appropriate internal control systems and monitor their effectiveness, periodically reporting to the Board on the attainment of objectives. Accordingly, the Internal Control and Operational Risk Reports shall be approved.
-	Establish business synergies with the remaining Group companies.
-	Analyze and propose the year’s comprehensive budget, monitor changes and determine any corrective actions as called for by internal and market variables.
-	Propose the delegation of powers to the Bank’s officers. Supervise the managers in the various areas to make sure that they comply with the policies and procedures set forth by the Board.
-	Evaluate and propose Entity-wide policies, strategies and guidelines and then oversee and follow up the model implementation.

Decisions of the Management Committee shall be made by a majority of the members present.

Below is a detail of the members of the Management Committee, as well as their business background. The main executives are appointed for an indefinite term.

Name	Position	Background and work history
Jorge Alberto Bledel	General Manager	Business experience: Director of Business Development for South America at BBVA Spain; Director of Business Development at BBVA Banco Francés S.A. (BBVA Argentina); Director of Digital Banking and Transformation at BBVA Banco Francés S.A. (BBVA Argentina); Manager of Innovation and Business Models at BBVA Banco Francés S.A. (BBVA Argentina); Manager of Investment Products and Insurance at BBVA Banco Francés S.A. (BBVA Argentina); Manager of Liabilities and Private Banking at BBVA Banco Francés S.A. (BBVA Argentina); Asset Management Manager (BBVA Argentina); Portfolio Manager (BBVA Argentina); Director at Neón (Brazil); Director at Openpay (Mexico); Director at Prisma Medios de Pago; Director at Volkswagen Financial Services Compañía Financiera.
Carmen Morillo Arroyo	Director of Finance

Business experience: Various positions in the holding structure of the BBVA Group: Global Financial Planning & Performance discipline leader; Director of Planning and Management Control of South American Businesses; Manager of Planning and Management Control of South American Banks; Financial Analyst; Manager of Corporate Banking BBVA Spain.

Adrián Diego Alabaster	Retail Banking Director	Business experience: Head of BEx and Manager of Models, Servicing and Quality at BBVA Argentina.
Vanesa Bories	Talent & Culture Director	Business experience: Head of Compensation, Organization, Administration, Payroll and SAE, in the Talent and Culture Department; Head of the Country Manager's Office; Head of Investor Relations and Planning; Head of Business Intelligence; Head of Management Schemes and Network Analysis in the Business Development Management of the Commercial Department; she started as a young professional in the Engineering Area; all of these roles held at BBVA Argentina.
María Verónica Incera	Corporate & Investment Banking Director	Business experience: Head of Global Clients at BBVA USA, with corporate governance responsibilities for BBVA's NY Branch; Industry Banker for Consumers. Prior to joining BBVA, she worked for Credit Agricole in Argentina and New York, where she held various positions.

Leandro Álvarez	Engineering and Data I Director	Business experience: Head of Solutions Development in the Business Development Department at Banco BBVA Argentina S.A.; Deputy Manager of Channels & Application Architecture at Banco BBVA Argentina S.A.; Regional Manager for Latin America of the technological replacement of the systems of the offices of the banks where BBVA has been present (BBVA Aplica SA); Deputy Manager of Channels and Markets at BBVA Francés.
Gerardo Fiandrino	Risks Director

Business experience: Retail Banking Director for South America, BBVA; Director of Wholesale Banking for South America, BBVA; Retail Risk Manager, BBVA Argentina S.A.; Wholesale and Enterprise Risk Manager, BBVA Argentina S.A.; Admission and Follow-up Manager, BBVA Argentina S.A.; Monitoring and Operation Risk Manager, BBVA Argentina S.A.; Director, Rombo Compañía Financiera S.A.; Director, PSA Finance Argentina Compañía Financiera S.A.; Portfolio Monitoring Manager, Banco de Crédito Argentino. Investment Banking Senior Officer, Banco de Crédito Argentino.

Pablo Hernán Jordán	Corporate Banking Director	Business experience: Business Coordination Manager, North Territory Director, Capital Commercial Manager, Litoral Commercial Manager, Retail Banking Territory Assistant Manager, Central Office Manager, Downtown Branch Manager, Coronel Díaz Branch Manager, Territory Commercial Assistant, VIP Banking Officer and Business Executive, all positions at BBVA Argentina.
Eduardo González Correas	Legal Services Director	Business experience: Legal Manager of Banking Business and Corporate & Investment Banking, BBVA Argentina S.A.; Deputy Legal Manager of Corporate & Investment Banking, BBVA Argentina S.A.; Lawyer at the Legal Sub-Management of Corporate & Investment Banking, BBVA Argentina S.A.; Lawyer at Allende & Brea Law Firm; Lawyer at Pérez Alati, Grondona, Benites, Arntsen & Martinez de Hoz (Jr.) Law Firm.
Beatriz Francia Guerrero	Internal Control and Compliance Director	Business experience: Head of Regulation, Internal Control and Compliance at BBVA Uruguay; Head of the Customer Compliance Discipline and former Head of the Customer Compliance sub-unit, in the Global Compliance Unit, within the Regulation and Internal Control Area; Head of the Regulatory and Technical Compliance team at Centro de Bastanteos, Oficios y Testamentarias, all of these roles held at BBVA Spain.

IV.	Basic ownership structure of Banco BBVA Argentina S.A.

The following table sets forth certain information regarding the beneficial ownership of the Entity's common shares as of December 31, 2024, by each entity that, to the best of our knowledge, owns more than 5% of our common shares. These entities do not have different voting rights.

	Common shares as of
	December 31, 2024
Shareholder	Amount	Class percentage
Banco Bilbao Vizcaya Argentaria S.A. (1)	245,154,707	40.01
BBV América S.L. (2)	160,110,585	26.13
The Bank of New York Mellon (3)	98,690,136	16.11
ANSES (Argentine Social Security Office)	43,279,620	7.06

1.	The shareholdings of Banco Bilbao Vizcaya Argentaria S.A., BBVA América S.L. and Corporación General Financiera S.A. (0.41%) amount to 66.55% of the total shares of BBVA Argentina.
2.	BBV América S.L. is controlled by BBVA. Direct holder of 26.13 % of BBVA Argentina's share capital.
3.	As an agent holder of ADSs.

V.	Organizational structure

References: General Manager: Jorge Bledel – Strategy and Chair Cabinet: Belén Staudenmann – Internal Audit: Ana Karina Ortiz Cuellar – Corporate Banking and Institutions: Hernán Jordán – Retail Banking: Adrián Alabaster - Corporate & Investment Banking: Verónica Incera – Engineering & Data: Leandro Alvarez - Finance: Carmen Morillo Arroyo – Talent & Culture: Vanesa Bories - Risks: Gerardo Fiandrino – Internal Control & Compliance: in charge of J Bledel - Institutional Relations: Hernán Carboni – Research: Marcos Dal Bianco - Legal Services: Eduardo Gonzalez Correas.

VI.	Committees of the Board of Directors

a) Joint Audit Committee (CNV / B.C.R.A.)

The Joint Audit Committee of BBVA Argentina shall be responsible for assisting the Board of Directors in monitoring the internal control environment and validating the existence and improvement of controls covering the Bank's main risks, financial statements, external auditors, directors' fees, transactions with related parties and conflicts of interest.

It has internal regulations that regulate its purpose, composition, operation and responsibilities. Said regulations have been approved by the Board of Directors at its meeting dated June 29, 2021.

Composition:

The Audit Committee shall be composed of at least three (3) Regular Members who are members of the Entity's Board of Directors, with the participation of the top responsible officer of Internal Audit. The members shall operate as a collegiate body and shall be appointed by the Board of Directors by simple majority vote. The Director of Legal Services shall act as Secretary of the Committee.

The appointed members shall remain in office for a minimum term of two (2) years and a maximum of six (6) years (provided that their term as Director does not expire earlier), taking into account that the term of office should not coincide, so that the Committee is always composed of an executive with experience in the matter. The term of office may be renewed on an unlimited basis as long as the Director is independent in accordance with BCRA rules.

The composition of the Committee must comply with the independence criteria established by the Argentine Securities Commission ("CNV"), the New York and Stock Exchange ("NYSE") and the Argentine Central Bank ("BCRA").

The appointment of the members of the Committee, as well as any modification in its composition, whether due to resignation, leave of absence, incorporation or substitution of its members, or any other cause, once considered by the Board of Directors, must be communicated by the Entity to the BCRA, CNV and NYSE within the terms established in the regulations in force.

The directors who are members of the Audit Committee shall have knowledge of business, financial or accounting matters, and one of them must comply with the requirements of accounting expert established in Communication "A" 6552 of the BCRA.

Duties:

It shall meet at least once a month and, additionally, whenever its members deem it convenient.

The Committee may operate with the members present or communicated among themselves by video teleconference or by any other means of simultaneous transmission of sound, images and speech. For the purpose of determining the quorum, the directors present and those participating remotely through the technological means specified above shall be counted.

In order to hold a valid meeting, the quorum required shall be at least two members of the Audit Committee. In all cases, decisions shall be adopted by a simple majority of the members present, and the dissenting opinion shall be recorded.

The head of Internal Audit participates in the meetings and deliberations of the Committee with voice but without vote.

The main functions are:

1. Internal Control Environment and Financial Statements:

1.	Monitor the proper functioning of internal controls and the preparation and publication of the administrative-accounting system.
2.	Ensure the consistency and integrity of all documentation that is published in the market.
3.	Review and approve the annual work program and the reports issued by the Entity's internal audit area, as well as its degree of compliance, ensuring that it has adequate resources to perform its duties and functions in the Entity.
4.	Evaluate the observations on the internal control weaknesses found by the auditors and by the controlling bodies.
5.	Submit to the Board of Directors, at the time of publication of the year-end financial statements, a report on the status of the internal control system.
6.	Know and supervise the internal control environment and the controls covering the main risks to which the Bank is exposed.
7.	Hold meetings with the General Management area in order to be informed about the Bank's exposure to the relevant risks.
8.	Be informed of the results of the reports issued by the Supervisory Committee of the Bank and the different control committees established by the Argentine Central Bank in compliance with their duties.

2. Internal Audit:

In relation to the Internal Audit function:

1.	Propose to the Board of Directors the selection, appointment, re-election and dismissal of the top responsible officer of Internal Audit, based on the candidates pre-selected within the executive area by the Talent & Culture area.
2.	Supervise the independence, effectiveness and operation of Internal Audit.
3.	Analyze and establish the objectives of the top responsible officer of Internal Audit and evaluate his/her performance, submitting the proposal thereof on both matters to the Nomination and Remuneration Committee to ensure alignment with the compensation model applicable at all times to Senior Management, submitting the corresponding proposals to the Board of Directors.
4.	Ensure that the Internal Audit area has the material and human resources necessary for the effective performance of its functions, both in terms of personnel and material elements, systems, procedures and action manuals.
5.	Analyze and, as the case may be, approve the annual work plan of Internal Audit, as well as any other additional plans of an occasional or specific nature that may have to be implemented due to regulatory changes or the needs of the Bank's business organization.
6.	Receive monthly information from the top responsible officer of Internal Audit on the activities carried out by the Internal Audit area, as well as on any incidents and obstacles that may arise, and verify that Senior Management takes into account the conclusions and recommendations contained in its reports. Likewise, as often as circumstances may require, to monitor these plans, being allowed to delegate to its Chairman the performance of preparatory tasks to facilitate the work of the Committee. In the event of substantial deviations in the deadlines for the execution of the actions contemplated in the plans, or in the scope of the reviews, the causes thereof shall be explained to the Committee, submitting for its approval the modifications to be made to the Internal Audit plans. Notwithstanding the foregoing, the top responsible officer of Internal Audit shall also report to the full Board of Directors, as often as appropriate, on the activities carried out by the Internal Audit area.
7.	Be informed of the degree of compliance by the audited units with the corrective measures recommended by Internal Audit in previous actions, and report to the Board of Directors on those cases that may represent a relevant risk for the Bank.

The Committee shall be informed of the irregularities, anomalies or breaches that the Internal Audit area has detected in the course of its actions, provided that they are relevant, being understood as relevant those that may cause a significant and material impact or damage to the Bank's equity, results or reputation, the assessment of which shall be at the discretion of the Internal Audit area, which, in case of doubt, shall opt for communication. This communication shall be made, as soon as known, to the Chairman of the Committee.

3. External Audit:

1.	Give its opinion regarding the proposal of the Board of Directors for the appointment or revocation of the external auditors to be hired by the Bank and ensure their independence.
2.	Review the plans of the external auditors and evaluate their performance, and issue an opinion thereon in its Annual Management Report.
3.	Analyze the reasonableness of the fees billed by the external auditors.
4.	Request the external auditor to inform the Committee of any relevant fact that has a significant impact on the Entity’s equity, results, or reputation, or constitutes a relevant weakness in its internal controls.
5.	Provide the mechanisms so that the reports to be submitted by the external and internal auditors of the financial entities are submitted in due time and form.

6.	When shareholders representing at least 5% of the capital stock request the Bank to appoint an external auditor proposed by them for the performance of one or more specific tasks, the Audit Committee shall issue a prior opinion and shall inform the CNV.

4. Issuance and Stock Plans and Acquisition of Own Shares and Directors' Fees:

1.	Issue an opinion and make it public, on compliance with legal requirements and on the reasonableness of the conditions for the issuance of shares or securities convertible into shares, in cases of capital increase with exclusion or limitation of preemptive rights.
2.	Issue a report prior to any decision of the Board of Directors to acquire the Bank's own shares.
3.	Give an opinion on the reasonableness of the proposals made by the Board of Directors regarding fees and stock option plans of the Bank's directors and administrators.

5. Related Party Transactions and Conflicts of Interest:

1.	Ensure that transactions between related parties are carried out in accordance with the provisions of Law No. 26831, issuing a well-founded opinion regarding transactions with related parties in the cases established and specifically required.
2.	It shall immediately provide the market with full information on transactions in which there is or could be a conflict of interest with members of the corporate bodies or controlling shareholders.

6. Standards of Conduct:

1.	Investigate irregular behavior or behavior that may not be in accordance with applicable regulations or BBVA Argentina's Codes of Conduct.
2.	Review the Bank's standards of conduct, to ensure that they are adequately disseminated among all the Bank's personnel and verify compliance with such standards of conduct.

7. Action Plan and Relationship with Regulators:

1.	Submit annually, an action plan for the fiscal year, which shall be submitted to the Board of Directors and the Supervisory Committee within sixty (60) calendar days after the beginning of the fiscal year, in which it shall account for the treatment given during the fiscal year to the matters within its competence provided for in Article 18 of Chapter III of the CNV Rules.
2.	Maintain constant communication with the officers of the Superintendency of Financial and Exchange Entities responsible for the control of the Entity in order to know their concerns, the problems detected in the inspections carried out and the actions for their solution.

b) Nomination and Remuneration Committee

BBVA Argentina's Nomination and Remuneration Committee is a non-executive body whose purpose consists in assisting the Board on matters concerning the Bank’s remuneration and benefit policies. Furthermore, the Nomination and Remuneration Committee is the body entrusted with the establishment of the standards and procedures governing the recruitment and training of directors, key executives and senior personnel.

Composition:

BBVA Argentina's Nomination and Remuneration Committee shall be made up of three Non-Executive Directors to be designated by the Board in the same manner as the President. The Chief Legal Officer and Chief Talent & Culture Officer may be invited to attend the meetings of this committee. The Committee shall be presided over by an Independent Director. The Chief Legal Officer is the secretary of the Committee.

Each member of the Nomination and Remuneration Committee shall prove sufficient knowledge on and experience in Human Resources (HR), compensation policies and labor risk management.

Duties:

The Nomination and Remuneration Committee shall perform the following functions:

1.                    Permanent functions:

Board of Directors' Performance, Succession Plan, and Assessment

•	Evaluate the Board of Directors performance and renewal and replacement of members of the Senior Management.
•	Ensure application of a proper methodology for the evaluation of Senior Management.

Recruitment Criteria and Training

•	Identify potential candidates to fill positions at the Board of Directors to be proposed at the Annual Shareholders’ Meeting.
•	Approve recruitment criteria for senior management members.
•	Ensure the Training and Development of the members of the Board of Directors and senior management and other executives.
•	Suggest which members of the Board of Directors should comprise the several Board’ committees, based on their respective background.
•	Assess the convenience of the members of the Board of Directors and/or supervisory auditors performing functions at several Entities.

Remuneration, Retention, and Dismissal Policy

•	Keep the Board of Directors informed on the Entity's Remuneration policy, with a detail of union agreements or other general adjustments which may have an impact on the Bank’s salary structure.
•	Validate –on an annual basis- the characteristics of variable compensation models in force at the Bank.
•	Ensure a clear link between the performance of the Senior Management and their fixed or variable compensation, taking into account the risks undertaken and how they are managed.
•	Oversee that the variable portion of Senior Management’s compensation is tied to the medium and/or long-term performance of their members.
•	Review the competitive position of the Bank’s compensation and benefit policies and practices, and approve the respective changes. To such end, these policies shall embrace the Entity’s goals, culture and activities, and shall be mainly intended to reduce incentives to undertake excessive risks in the face of the structure of the employee’s incentive system.
•	Define and communicate key staff retention, promotion, dismissal and suspension policies.
•	Ensure that the Talent & Culture / HR policy does not embrace any form of discrimination.
•	Inform the guidelines to determine retirement plans for Board of Directors' and Senior Management's members.

Reporting to the Board of Directors and Shareholders' Meetings

•	Regularly report to the Board of Directors and Shareholders' Meeting on any actions undertaken and the issues discussed in the meetings.
•	Annually inform the Board of Directors the assessment guidelines that were followed to determine the compensation level of directors, senior positions and Senior Managers.
•	Ensure that the resumes of the Board of Directors’ and Senior Management’s members are available at the Entity’s website (indicating Directors’ term in office).

•	Intervene in cases of infringement to the General Anticorruption Policy involving members of the Board of Directors, except to the extent such cases involve members of this committee. This committee will coordinate the execution of the action plans required to deal with and address these situations. The actions taken in this regard are reported to the Board of Directors.
•	Intervene in cases of infringement to the General Conflicts of Interest Policy involving members of the Board of Directors, except to the extent such cases involve members of this committee. This committee will coordinate the execution of the action plans required to deal with and address these situations. The actions taken in this regard are reported to the Board of Directors.

Organization Chart

•	Learn about changes in the Entity's Organization Chart made from time to time by the Talent & Culture area.
•	The Board of Directors shall appoint the General Manager, following consultation with this Committee.
•	Notify the Board of Directors of the appointment of: (i) each area's Directors; (ii) Managers of central areas, and (iii) Territory Managers of the Commercial Department.

2.                    Non-permanent functions.

In addition to the permanent functions it is expected to discharge, the Nomination and Remuneration Committee may take care - within its areas of responsibility - of all such matters strengthening people management quality and reliability at BBVA Argentina.

Organization and Operation Rules:

The Nomination and Remuneration Committee shall meet every four months, and such meetings shall be either convened by the President or other member.

A quorum is attained with the presence of, at least, two of the committee's members, and resolutions will be adopted by majority of present members.

The Committee may convene individuals within the Bank that perform tasks related to the Committee’s functions, and may seek such external advice, through the Board of Directors, as deemed necessary to form an opinion on the matters within its competence.

The President of the Committee, or any of its members, shall be available at the Annual Shareholders’ Meeting approving the Board of Directors’ compensation to explain the Bank's remuneration policy for Board of Directors' and Senior Management's members.

c) Other Committees

The composition and functions of the Committees that are listed below are governed by the Bank’s internal manuals and the applicable rules and regulations laid down by oversight agencies (BCRA, Financial Information Unit, CNV, among others).

1) Committee for the Prevention of Money Laundering and Terrorist Financing

This Committee is made up of: (i) BBVA Argentina’s Regular Director in his capacity as Regulatory Compliance Officer; (ii) Highest-Ranking Regulatory Compliance Officer; (iii) one Regular Director, (iv) the Officer responsible for Compliance Processes and (v) the Officer responsible for the Prevention of Money Laundering and Terrorist Financing Discipline.

Specifically, this Committee shall be in charge of:

•	Setting action plans and continuously reviewing their progress;
•	Filing reports with the competent authorities concerning the so-called “unusual or suspicious” transactions, or, either, disregarding them, when appropriate;

•	Evaluating the potential risk of asset laundering in the new products and/or services;
•	Reaching an agreement on actions for the analysis of suspicious transactions;
•	Raising awareness in their areas about the importance of preventing asset laundering and terrorist financing;
•	Identifying any relevant situation that may occur in this regard in their respective areas;
•	Undertaking the necessary commitments within its area to put in place prevention procedures, on a coordinated basis with the Officer Responsible for Prevention of Anti-Money Laundering.

2) Information Technology Committee

This Committee is made up of two members of the Board, the Chief Engineering & Data Officer, the Systems Manager, the Architecture, IT Manager, the Corporate Security and Financial Crime Prevention Hub Manager, the Business Process Engineering Manager, the Data Transformation and Engineering Manager, the Strategy and Control Manager, the Operations (Permanent Participants) Manager and the Level 3 (NIII) of Technology, Physical, Information and Data Security Risk Control Specialist (Secretary).

Specifically, this Committee shall be in charge of:

•	To monitor and evaluate the operation of the information technology management framework and contribute to the improvement of its effectiveness.
•	To monitor and evaluate the operation of the information security management framework and its effectiveness.
•	Oversee the definitions, prioritization and adherence to information technology and security plans.
•	Oversee the effectiveness of the business continuity management framework and mechanisms to ensure technology resilience.
•	Supervise the execution of corrective actions to regularize or minimize the observations arising from the audit reports on technology and information security aspects.
•	Monitor the results of the risk management framework related to technology and information security and verify that the mitigation plans are executed according to the defined schedules.
•	Oversee comprehensive cyber incident management and associated reporting.
•	Keep the Board of Directors informed of the issues discussed and the decisions taken.
•	This committee assumes the functions established in section 2.5 of the minimum operating requirements of the information systems - Information Technology area.

3) Disclosure Committee

The mission of this non-executive Committee will be enhancing the coordination between the several areas engaged in the development and disclosure of BBVA Argentina's public information, thus enhancing its consistency, while fostering the definition of preparation procedures as an additional control element. This Committee is composed of a Regular Director, the Chief Financial Officer, the Chief Risk Officer, the Chief Legal Officer, the Head of the Board of Directors’ Secretary’s Office, the Accounting Manager, the Investor Relations and Competence Analysis Manager, and the Associate of Investors and Rating Agencies.

The main functions of this committee are:

•	Developing coordination, review and criteria-setting activities in connection with all information to be disclosed by the Entity to its shareholders, the markets where the Bank’s shares are listed and such markets’ regulatory authorities, ensuring that: (i) the information required to be publicly disclosed (either directly or through the pertinent regulatory authorities) is registered, processed, summarized and reported in an accurate and timely fashion, and (ii) that such information is gathered and shared with managers and directors in due time and fashion to ensure timely decision-making based on the required information.

•	Coordinating with the several units responsible for the preparation and disclosure of information to ensure consistency and that the information has been generated by the pertinent internal area following the established procedures.
•	Reviewing and sharing the work done, together with the incumbent areas, to ensure disclosure by the Bank of all such information required by the several regulatory authorities and/or applicable laws. This Committee's functions do not replace the existing controls at the units responsible for preparing and publishing the information, but are rather a supplementary and additional review element.
•	Establishing the criteria to be applied in respect of the content and disclosure of documents. In order to ensure that the committee discharges its duties efficiently, it fosters the development of policies and procedures to ensure an appropriate public information preparation and disclosure process.

A quorum shall be attained with the absolute majority of the Committee’s members, and decisions shall be made by a majority of the present members. Such individuals having expertise on the issues to be discussed at the meetings may attend them as guests, and may sign the minutes; provided, however, that the presence of such individuals shall not be taken into account for attaining quorum and required majorities.

4) Risk Management Committee

This committee is the Entity’s uttermost risk management body. It comprises the Chief Risk Officer (Chairman), Risk Internal Control Manager, Risk Internal Control (Technical Division), Retail Risk Manager, Wholesale Risk Manager, the Financial Risk, Reporting and Sustainability Manager (permanent participants); the CEO or General Manager, the Corporate & Investment Banking Director and/or the Global Transactional Banking Manager and/or Manager of Global Markets Trading Argentina and the Corporate Banking Director and/or Corporate Strategy, Performance, Coordination, SDA and RCA Manager, the Retail Banking Manager (optional participants or to address specific issues); head of the area of the issue to be addressed, and Presenter (specific participants).

The main functions of this committee are:

•	Approve all transactions and Financial Programs for Customers or Economic Groups exceeding the powers vested in Risks Managements (Wholesale / Retail), Financial institutions and Issuer Risk, and any issues requiring approval from other areas (C&IB, GRMC, CTOG).
•	Approve individual and corporate customers’ refinance transactions, cancellations and charge-offs, as per the effective Delegation Rule.
•	Approve the operations of Non-Delegated Risks (risks related to media, public relevance, political parties, trade unions or companies related to the Bank or its officers).
•	Discuss the power delegation proposal which will then be submitted to the Board of Directors for approval.
•	Annually approve the Risk Management Specific Framework and periodically follow up on the changes in the metrics set in such framework.
•	Define and approve the strategies, manuals, policies, necessary practices and procedures to identify, evaluate, measure and manage the risks to which the entity is exposed (credit, market, structural, liquidity, operational risk, etc.).
•	Approve Credit Policies, rating tools and models, and campaigns of pre-approved loans or massive campaigns.
•	Approve the limits of Asset Allocation, Preferred Lenders Program (PLPs) and stress tests.

•	Call the Crisis Committee, if deemed necessary or at the request of the wholesale or retail follow-up Committee, and approve actions defined at such committee to mitigate risk alerts previously exposed by the related Follow-up Committees.
•	Report to the Board of Directors decisions taken on the approval of transactions and definition of risks policies and strategies.
•	Submit and analyze periodic management reports, which are then submitted to the Senior Management and the Board of Directors. These reports shall gather the main aspects of the management of all the risks of the Entity.
•	Approve, on a quarterly basis, the definition of priorities for Single Development Agenda (SDA) projects (Intra-domain refinement).
•	Monthly review actions as per the methodology set out in IFRS 9.

The Committee shall be presided of the Chairman (Chief Risk Officer) and shall have a Secretary (Head of Internal Control of Risks - Technical Division), who shall be in charge of, amongst other things, setting the agenda, preparing the Minutes for each subject submitted with the related decision taken. In case of absence of the Chairman, the Chief Executive Officer or General Manager shall act as such. In absence of the latter, the role shall be jointly taken over by two regular participants (including optional participants or participants for specific issues) in the following order: Wholesale Risk Manager, Retail Risk Manager, and Financial Risks and Reporting Manager.

The Committee shall meet twice a week. If an urgent meeting is necessary, it shall be called as an extraordinary meeting.

5) Corporate Assurance Committee

This Committee is comprised of the Chief Executive Officer as Chairman, members of the Management Committee as Regular Members, and the Committee’s Secretary is undertaken by the Non-financial Risk Manager.

The main functions of this committee are:

•	Communicating and watching over the effective operation of the control model, as well as the required culture of transparency and self-criticism.
•	Ensuring the implementation and preservation of the Corporate Assurance model across the entities comprising the BBVA Group.
•	Setting priorities as to control weaknesses identified by the specialized areas and Internal Audit and as to the suitability, relevance and timing of the proposed corrective measures.
•	Ensuring that specialists fulfill their responsibilities with transparency and self-criticism.
•	Being familiar with, assessing and assigning responsibilities for managing the risks submitted to its consideration.
•	Timely follow-up to the agreed-upon risk mitigation action plans.
•	Communicating the actions taken to specialists and Business Units.
•	Fostering knowledge on the Operational Risk Model, as well as the dissemination of related corporate policies.
•	Addressing and making decisions regarding Operational Risks, as required, due to the materiality or importance of the issues involved.
•	Ensuring the application of the Operational Risk Model and facilitating the adequate management of the operational risks associated to BBVA Argentina's activities.
•	Overseeing the adequate deployment of the model tools and methodology.

•	The Committee may take care of all such issues that enhance the quality and reliability of BBVA Argentina's and its affiliates’ internal controls.

The Committee shall hold ordinary and extraordinary meetings. Ordinary meetings shall be held every four months, following the required call by the Secretary. Extraordinary meetings shall be held when convened by the Secretary or at the request of one or more members of the Committee, when special circumstances so warrant.

6) Compliance Committee

This committee is composed of: (i) the top responsible officer of Compliance; (ii) the General Manager; (iii) the Chief Corporate Banking Director, (iv) the Chief Legal Officer, (v) the Chief Financial Officer, (vi) the Chief Risk Officer, and (vii) the Internal Audit Officer, who will attend meetings as observer with voice but no votes.

The main functions of this committee are:

•	Setting action plans and continuously reviewing their progress;
•	Contributing to preserve the Corporate Integrity of BBVA Argentina and Group companies in Argentina, ensuring the effective application of the Code of Conduct and the Rules of Conduct in the Capital Markets.
•	Encouraging and promoting a culture of ethics and integrity among members, encouraging the adoption of the necessary measures to resolve queries, concerns, suggestions regarding compliance with and application of the Code, as well as ethically questionable actions that may be brought to its attention.
•	Promoting and following up on the operation and effectiveness of the Whistleblower Channel. Reviewing the most representative cases.
•	Ensuring compliance with the provisions on the Protection of Financial Services Users, considering the claims submitted by users and adopting actions to reduce their repetition.
•	Assuming the necessary commitments and agreeing on actions to carry out the prevention systems, in coordination with the Head of Prevention of Money Laundering and Financing of Terrorism
•	Fostering action plans to train and raise awareness about the importance of being acquainted with matters concerning the scope of the Committee.

This Committee will meet on a monthly basis.

7) Assets and Liabilities Committee (ALCO)

This committee is composed of: (i) the Chief Executive Officer; (ii) the Chief Retail Banking Officer; (iii) the Chief Financial Officer; (iv) the Chief Risk Officer; (v) the Chief Corporate Banking Officer; (vi) the Chief Corporate & Investment Banking Officer; (vii) the Financial Management Manager (Permanent Participants), (viii) the BBVA Research Director, and (ix) the Financial Risk and Reporting Manager (Guests).

The main functions of this committee are:

•	Follow-up to macroeconomic variables;
•	Analyzing and discussing the conditions of local and international financial markets, and their forecast and impact on the Bank’s structural risks;
•	Follow-up to and control over liquidity limits and alerts, rate, exchange position and market risk, both at an internal and regulatory levels;
•	Defining corrective measures, as necessary;
•	Reviewing historical changes in and projection of the financial position statement items, deviations from the budget, and comparison against the market and the competition;

•	Follow-up on the Bank’s excess liquidity, benchmarking and review of stress scenarios;
•	Establishing the funding strategy and the allocation of resources;
•	Defining the pricing policy and lending and borrowing products;
•	Follow-up on the changes to the Bank’s financial margin and its main deviations. Changes to business spreads. Analysis of the impact of management proposals;
•	Designing the investment and surplus strategy;
•	Defining the strategy of investment in Public Venture Capital;
•	Historical and projected changes to the Bank’s capital position and projected dividends and analysis of proposals leading to the efficient use of such capital;
•	Causing financial and other analysis to be done, as necessary, to optimize the performance of the above items;
•	The Finance area is responsible for analyzing and following up the proposals submitted to the committee through the applicable commissions;
•	Enforcement and implementation of contingency and liquidity plans;
•	Acting as Crisis committee in the event the Recovery Plan and/or the Resolution Plan needs to be triggered.

This Committee will meet on a monthly basis.

VII.	Banco BBVA Argentina S.A.'s subsidiaries and associates

The main subsidiaries and associates of BBVA Argentina are:

Subsidiaries:

a)	BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión: the corporate purpose of this mutual fund manager is to run and manage Mutual Funds in accordance with Section 3 of Law No. 24083, as subsequently amended by Law No. 26831.
b)	PSA Finance Argentina Compañía Financiera S.A. whose corporate purpose consists in financing the acquisition of new and second-hand Peugeot and Citroën vehicles through pledge loans, receivables from finance leases and other financial products and in supplying services associated with the purchase, maintenance and insurance of motor vehicles.
c)	Consolidar AFJP S.A. (undergoing liquidation proceedings): see Note 2.2.
d)	Volkswagen Financial Services Compañía Financiera S.A., a company engaged in providing pledge loans for the purchase of VW, Audi and Ducati new or second hand vehicles, credit through operating leases, and other financial products and services associated with the purchase, maintenance and insurance of vehicles.

Associates:

e)	Rombo Compañía Financiera S.A., whose corporate purpose is to finance the acquisition of new and second-hand Renault and Nissan vehicles through pledge loans, receivables from financial leases and other financial products and in supplying services associated with the purchase, maintenance and insurance of motor vehicles.
f)	BBVA Seguros Argentina S.A. This insurance carrier operates in the following lines of business: fire, comprehensive household insurance, civil liability, theft, personal accidents, group life insurance and other coverage.

VIII.	Network of branches and retail offices

Banco BBVA Argentina S.A. operates a network of 235 branches distributed as follows: City of Buenos Aires: 72 branches; Greater Buenos Aires: 81 branches and rest of the country: 82 branches.

IX. Business lines

The most relevant business lines are: Retail Banking, whose strategy relies on building a comprehensive relationship with customers and strengthening the credit card segment; Small and medium companies, which aims at aiding companies through both short- and long-term financing and Corporate Banking, an area concerned with Foreign Trade transactions as much as with advice in mergers and acquisitions and in capital market transactions.

X.   Economic incentives for the personnel

Banco BBVA Argentina S.A. applies a policy of rewards to attract and retain the proper individuals for each position, based on the following principles:

-	Acknowledgement and compensation based on individual performance, work team, results obtained and their quality, as well as the skills and competences applied by individuals to their work.
-	Ensuring internal fairness through structure analysis, descriptions of positions and remunerations.
-	Ensuring external competitiveness by updating the information with the benchmark market.
-	Rewarding the contribution of tangible results.

The rewards system includes compensations paid to employees as consideration for their contribution to the organization in terms of time, role and results, and it involves a fixed as well as a variable remuneration system.

In order to comply with such principles, the Entity has implemented the following tools within the remuneration processes:

-	Salary surveys into the benchmark market: the position adopted within the survey is defined in accordance with the Bank’s needs and strategy for each period. This benchmark market is made up of a number of companies that have similar organizational structures and business sizes.
-	Salary categories/brackets: these are designed on the basis of the internal structure of the positions and the information derived from market salary surveys. These brackets represent salary ranges grouping positions that rank similarly in terms of responsibility, experience, knowledge, etc.

Also, BBVA Argentina uses performance evaluations as a key tool to compensate the effort and results of each employee. At the end of each fiscal year, each person in charge evaluates the goals of their team members to obtain an individual assessment of their performance for the year. Such assessment has four types of goals: Quantitative, Customer, Tactical and Other Goals.

The result of the assessment reflects the level of contribution by each member of the team, which is the basis to assess the right to collect the rewards defined.

Classification is the process whereby the manager carries out a global assessment of each team member to evaluate the performance of their current position. The results of such assessment are used to apply certain Human Resources policies.

In turn, projection is the process whereby a manager assesses the capabilities of each team member to perform higher level functions inside BBVA Argentina. This assessment shall be based on experience, knowledge, skills, and the commitment of the team member.

Each employee has access to various rewards based on their work position and the results of their performance evaluation. The goal is to encourage and reward the achievement of results. The models currently in force are:

-	Network rewards model: It consists of four quarterly payments and one payment of annual indicators. Payment is related to the attainment of the goals assigned to each individual, for each period. Each position has a set of goals, and each goal has a certain weight.
-	Reward model for Central Areas, Channels and Network support: It consists of a yearly variable payment assigned to each employee by the supervisor, taking into consideration their performance evaluation and the position's reference reward. Additionally, variables related to the attainment of the Entity's goals are considered, based on the criteria adopted and the degree of compliance with the budget. These factors may have an impact on the defined variable reward.
-	Commissions reward model: The value of the commission depends on the unit value of each product based on its contribution to the Entity's profit and loss account. The criteria to be applied for rewards through commissions are reviewed annually. They are paid monthly in arrears.
-	Share-based incentives reward model: An incentive program for executives whose professional activities have a material impact on the Entity’s risk profile, based on the delivery of shares of the controlling company. The number of units to be assigned is determined taking as a reference the level of responsibility of each beneficiary within the Bank. The number of shares to be actually delivered shall depend on the employee's individual performance ratio.

Executives included in that group receive at least 50% of the annual variable reward for each year in shares of the controlling entity. The payment, both in cash and shares, shall be distributed as follows: 60% of their rewards during the first quarter of the year and the remaining 40%, 3 years after the first payment date of the variable reward.

Shares delivered to this group of employees, which are part of their annual variable reward for the year, cannot be disposed of during the 6 months immediately following delivery. The unavailability regime applies to the net amount of the shares, that is to say, discounting the portion necessary for the employee to pay taxes on the shares received. This shares unavailability regime also applies in the event of termination of the employment contract or the contract of a director with BBVA Argentina for any cause, except in the case of death and all degrees of disability for labor purposes. After the unavailability period, BBVA Argentina's employees that are part of the “Colectivo Sujeto” group may freely transfer their shares.

In addition to achieving the goals set forth for such incentive, the beneficiary shall remain active in the Entity as of the settlement date, he/she should be entitled to receive regular variable rewards for that fiscal year, and should have not been subject to penalties for serious noncompliance with the code of conduct and other internal regulations.

XI. Code of conduct

The Entity has a Code of Conduct binding on all employees and officers of BBVA Argentina.

The Code of Conduct defines the ethical behavior that the Board of BBVA Argentina considers applicable to the businesses and activities conducted by BBVA Argentina and the group companies in Argentina; builds the foundations thereof and lays down the guidelines required for corporate integrity to be outwardly expressed in: (i) relationships with customers, employees, officers, suppliers, and third parties; (ii) acting in the various markets as issuers or operators; (iii) individual actions by employees and officers; and (iv) establishing specific bodies and functions endowed with the responsibility of enforcing the Code and fostering the actions necessary to effectively safeguard corporate integrity as a whole.

XII.               Conflict of interest

On November 24, 2020, the Board of Directors approved the General Conflicts of Interest Policy at BBVA Argentina and other affiliates in Argentina.

The Policy contains the following principal guidelines: (i) it determines the scope of application; (ii) it sets forth the general principles, (iii) it identifies conflicts of interest; and establishes the measures for preventing and handling conflicts of interest; (iv) it regulates the conflicts of interest of members of the management board; and (v) it provides the model of government and supervision of this Policy.

In addition, Section 12 “Standards for discharging directorship duties” of the Code of Corporate Governance regulates, among other matters, transactions between Directors and the Bank or other Group companies.

Basically, it mandates that any Director involved shall not be in attendance when the relevant corporate bodies, in which he/she sits, are in session to discuss the matters in which he/she might have a direct or indirect interest or which might affect persons related to him/her in the terms defined by the laws.

It also prescribes that the Director involved shall refrain from entering, either directly or indirectly, into personal, professional, or commercial transactions with the Bank or companies of its group, other than ordinary banking transactions, unless these transactions are subject to a procurement process that ensures transparency, with competing bids, and on an arm’s length basis.

XIII. Diversity and inclusion

On September 4, 2020, the Argentine Central Bank (“BCRA”) issued Communication “A” 7100, incorporating gender equality criteria to its "Corporate Governance Guidelines for Financial Institutions" as best corporate practice for the composition of financial institutions' governance bodies.

Within the “General Considerations” section of the "Corporate Governance Guidelines for Financial Institutions,” the Argentine Central Bank incorporated the following concepts: (i) gender equality, as a “guideline that seeks to achieve equal participation of men and women in decision-making roles at the workplace and to ensure the right to equal opportunities and non-discrimination based on gender;” and (ii) managing with gender equality, such as “developing gender-equality conditions though policies and affirmative actions.”

As stated in Communication, a good corporate governance practice is ensuring that entities' boards of directors are made up considering gender equality, to foster discussion and enrich the decision-making on strategies, policies and risks assumed.

Furthermore, the communication recommends that financial institutions: (i) select and, where necessary, replace their main executives and have an appropriate succession plan in place so that candidates meet the eligibility requirements to run the Entity, taking into account gender equality; and (ii) approve, watch and review the design and operation of their personnel's compensation plan and, if applicable, their personnel's incentive plans, according to applicable laws and considering gender equality, ensuring that they are implemented accordingly.

Besides, the boards of directors of financial institutions will be tasked with new functions, such as: (i) approving recruitment policies that foster inclusive and diverse workplaces in terms of gender, geographical origin, age, ethnics, professional experience, family composition, and caring responsibilities, in designating both senior management members and the rest of the entity's personnel; (ii) approving gender and gender violence education and training policies; and (iii) fostering mechanisms to manage with gender equality, creating, where necessary, a dedicated area, based on equal opportunities and non-discrimination on the basis of gender, applicable to the several stages of the entity's development.

In this respect, on November 24, 2020, the Board of Directors approved the General Diversity and Inclusion Policy. The policy seeks to establish guidelines that instill a culture of respect for diversity and inclusion, ensuring equal opportunities and contributing to foster a more open culture, based on respect and richness from diverse talents. All who are part of BBVA Argentina are personally responsible for following the procedures established in this policy to ensure diversity, inclusion and non-discrimination in their actions, and for reporting any discriminatory practice. Some of the principles enshrined by this policy include:

1.	Recognizing and appraising diversity at BBVA Argentina as part of its purpose of “bringing the opportunities of this new era to everyone.”
2.	Affording a decent, respectful and equal treatment to all our employees, whether direct and indirect, without regard to their age, ethnics, sex, religion, disability, gender, financial condition, political affiliation, etc., recognizing freedom of speech and equal rights and embracing inclusion.
3.	Favoring inclusion through the full recognition and exercise of people's rights and equality.

4.	Considering diversity in all our actions, crosscutting all our decisions as members of BBVA Argentina, for employees as well as for customers and suppliers.
5.	Appreciating contributions from diverse perspectives, facilitating and encouraging people's development and professional growth.
6.	Facilitating team's balance in terms of work, family and leisure time, fostering actions framed under the Work Better & Enjoy Life umbrella.
7.	Using appropriate language and behaviors at all times without jokes or comments that may be detrimental to people based on their age, ethnics, sex, religion, disability, gender, financial condition, political affiliation, etc.

The Group organizes online training courses and talks on diversity and inclusion addressed to all employees to raise awareness on gender equality and non-discrimination.

54. Subsequent events

Debt exchange - January 2025 / February 2025

During the months of January and February, 2025, the Entity participated in voluntary debt exchanges under section 2, Decree No. 846/2024 issued by the Ministry of Economy. The securities delivered/received are detailed in Note 9 – Other debt securities. The mentioned exchanges have not affected the valuation of the assets received.

Issuance of Bank’s Corporate Bonds – Class 30 (Additional)/32/33/34

In February 2025, the Entity issued corporate bonds under the conditions detailed below:

Conditions of issuance
Class	30 (Additional)	32	33	34
Term	09.12.25	12 months	6 months	12 month
Currency	Pesos	Dollars	Dollars	Pesos
Payment of principal	Bullet
Payment of interest	Upon maturity			Quarterly

Sale of Real Estate Fisherton

On January 13, 2025, the real estate Fisherton, located in the city of Rosario, Province of Santa Fe, was sold. Said property was recorded under “Non-current assets held for sale” as of December 31, 2024. The income (loss) from the transaction was booked under “Income – loss from sale of non-current assets held for sale” in 2025.

No other events or transactions have occurred between year-end and the date of these consolidated financial statements which may significantly affect the Entity's financial position or results of operations as of December 31, 2024.

55. Accounting principles – Explanation added for translations into English

These consolidated financial statements are presented in accordance with the financial reporting framework set forth by the BCRA, as mentioned in note 2. These accounting standards may not conform to accounting principles generally accepted in other countries.

EXHIBIT A

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2024 AND 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 55)

		HOLDING				POSITION
				Accounting	Accounting
Account	Identification	Fair	Fair value	balance	balance	Position with		Financial
		value	level	12.31.24	12.31.23	no options	Options	position

DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Government Securities – In pesos

Argentine Treasury Bills Capitalizable in Pesos. Maturity 05-16-2025	9300	45,622,467	1	45,622,467	-	45,622,467	-	45,622,467
Treasury Bonds in pesos adjusted by Cer. Maturity 03-31-2026	9257	11,758,191	1	11,758,191	-	11,758,191	-	11,758,191
Treasury Bonds in pesos adjusted by Cer 0% Maturity 10-31-2025	9312	7,414,965	2	7,414,965	-	7,414,965	-	7,414,965
Argentine Treasury Bond Capitalizable. Maturity 02-13-2026	9314	6,671,200	1	6,671,200	-	6,671,200	-	6,671,200
Argentine Treasury Bills Capitalizable in Pesos. Maturity 02-28-2025	9253	3,932,947	1	3,932,947	-	3,932,947	-	3,932,947
Argentine Treasury Bills Capitalizable in Pesos. Maturity 04-28-2025	9303	3,215,532	1	3,215,532	-	3,215,532	-	3,215,532
Argentine Treasury Bills Capitalizable in Pesos. Maturity 08-15-2025	9308	2,191,160	1	2,191,160	-	2,191,160	-	2,191,160
Argentine Treasury Bills Capitalizable in Pesos. Maturity 01-17-2025	9283	2,046,341	2	2,046,341	-	2,046,341	-	2,046,341
Argentine Treasury Bills Capitalizable in Pesos. Maturity 05-30-2025	9304	2,021,394	1	2,021,394	-	2,021,394	-	2,021,394
Argentine Treasury Bills Capitalizable in Pesos. Maturity 01-31-2025	9251	1,920,252	1	1,920,252	-	1,920,252	-	1,920,252
Argentine Treasury Bills Capitalizable in Pesos. Maturity 02-14-2025	9297	1,810,779	1	1,810,779	-	1,810,779	-	1,810,779
Argentine Treasury Bills Capitalizable in Pesos. Maturity 04-16-2025	9299	1,196,536	1	1,196,536	-	1,196,536	-	1,196,536
Treasury Bonds in pesos adjusted by Cer 0%. Maturity 12-15-2025	9248	1,022,133	1	1,022,133	-	1,022,133	-	1,022,133
Argentine Treasury Bills Capitalizable in Pesos. Maturity 03-14-2025	9298	449,531	1	449,531	-	449,531	-	449,531
Argentine Treasury Bills Capitalizable in Pesos. Maturity 08-29-2025	9296	208,538	1	208,538	-	208,538	-	208,538
Argentine Treasury Bills Capitalizable in Pesos. Maturity 06-30-2025	9295	142,001	1	142,001	-	142,001	-	142,001
Argentine Treasury Bond in Pesos adjusted by CER 4.25%. Maturity 02-14-2025	9179	79,516	1	79,516	389,882	79,516	-	79,516
Argentine Treasury Bills Capitalizable in Pesos. Maturity 03-31-2025	9256	27,475	1	27,475	-	27,475	-	27,475
Treasury Bills adjusted by Cer. Maturity 01-18-2024	9221	-	1	-	446,799	-	-	-

Subtotal Government Securities - In pesos		91,730,958		91,730,958	836,681	91,730,958	-	91,730,958

Government Securities – In foreign currency

AL30 Bond Local Law US$ Step Up Maturity 07-09-2030	5921/81377	66,219	1	66,219	59,528	66,219	-	66,219
Argentine Bond in dual currency. Maturity 06-30-2024	9230	-	1	-	470,852,827	-	-	-
Argentine Bond in dual currency. Maturity 02-28-2024	9156	-	1	-	15,830,775	-	-	-
GD30 Bond Foreign Law USC Step Up. Maturity 07-09-2030	81086	-	1	-	61,916	-	-	-

Subtotal Government Securities- In foreign currency		66,219		66,219	486,805,046	66,219	-	66,219

Private Securities - In pesos

Corporate bond New San S.A. Series 18 in Pesos Private BADLAR + 300 bps. Maturity 10-17-2024	57449	-	3	-	574,423	-	-	-
Corporate bond New San S.A. Series 19 in Pesos Monetary Policy Rate. Maturity 10-17-2024	57450	-	3	-	511,189	-	-	-
Corporate bond Toyota Cia Financiera Series 32 in Pesos Maturity 02-09-2025	57287	-	3	-	390	-	-	-

Subtotal Private Securities - In pesos		-		-	1,086,002	-	-	-

Private Securities - In foreign currency

Corporate bond Central Puerto Series A in US$ Maturity 03-14-2026	57363	-	2	-	3,596,552	-	-	-

Subtotal Private Securities- In foreign currency		-		-	3,596,552	-	-	-

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		91,797,177		91,797,177	492,324,281	91,797,177	-	91,797,177

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2024 AND 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 55)

		HOLDING				POSITION
				Accounting	Accounting
Account	Identification	Fair	Fair value	balance	balance	Position with		Financial
		value	level	12.31.24	12.31.23	no options	Options	position

OTHER DEBT SECURITIES

MEASURED AT FAIR VALUE THROUGH OCI

Local:
Government Securities - In pesos

Treasury Bonds in pesos adjusted by Cer. Maturity 03-31-2026 (1)	9257	394,906,029	1	394,906,029	-	394,906,029	-	394,906,029
Treasury Bonds in pesos adjusted by Cer 0% Maturity 12-15-2025 (1)	9248	245,559,764	1	245,559,764	-	245,559,764	-	245,559,764
Argentine Treasury Bills Capitalizable in Pesos. Maturity 02-28-2025 (1)	9253	248,085,666	1	248,085,666	-	248,085,666	-	248,085,666
Argentine Treasury Bills Capitalizable in Pesos. Maturity 03-31-2025	9256	246,103,423	1	246,103,423	-	246,103,423	-	246,103,423
Argentine Treasury Bills Capitalizable in Pesos. Maturity 04-16-2025 (1)	9299	162,263,275	1	162,263,275	-	162,263,275	-	162,263,275
Argentine Treasury Bills Capitalizable in Pesos. Maturity 07-31-2025 (1)	9305	155,442,254	1	155,442,254	-	155,442,254	-	155,442,254
Treasury Bonds in pesos adjusted by Cer 0% Maturity 12-15-2026 (1)	9249	143,133,800	1	143,133,800	-	143,133,800	-	143,133,800
Argentine Treasury Bonds Capitalizable in Pesos Maturity 12-15-2025 (1)	9310	131,750,000	1	131,750,000	-	131,750,000	-	131,750,000
Argentine Treasury Bonds Capitalizable in Pesos Maturity 10-17-2025 (1)	9309	128,218,000	1	128,218,000	-	128,218,000	-	128,218,000
Argentine Treasury Bills Capitalizable in Pesos. Maturity 09-30-2025 (1)	9306	64,525,000	1	64,525,000	-	64,525,000	-	64,525,000
Argentine Treasury Bills Capitalizable in Pesos. Maturity 06-18-2025 (1)	9288	63,900,000	1	63,900,000	-	63,900,000	-	63,900,000
Argentine Treasury Bills Capitalizable in Pesos. Maturity 02-14-2025 (1)	9297	58,075,000	1	58,075,000	-	58,075,000	-	58,075,000
Argentine Treasury Bills Capitalizable in Pesos. Maturity 03-14-2025 (1)	9298	35,340,000	1	35,340,000	-	35,340,000	-	35,340,000
Argentine Treasury Bills Capitalizable in Pesos. Maturity 08-29-2025 (1)	9296	32,575,000	1	32,575,000	-	32,575,000	-	32,575,000
Argentine Treasury Bills Capitalizable in Pesos. Maturity 12-09-2025 (1)	9301	32,575,000	1	32,575,000	-	32,575,000	-	32,575,000
Argentine Treasury Bills Capitalizable in Pesos. Maturity 06-30-2025 (1)	9295	31,525,000	1	31,525,000	-	31,525,000	-	31,525,000
Argentine Treasury Bills Capitalizable in Pesos. Maturity 05-30-2025 (1)	9304	29,887,500	1	29,887,500	-	29,887,500	-	29,887,500
Treasury Bonds in pesos adjusted by Cer 0% Maturity 06-30-2026 (1)	9240	26,449,509	1	26,449,509	-	26,449,509	-	26,449,509
Treasury Bonds in pesos adjusted by Cer 4.25% Maturity 02-14-2025 (1)	9180	18,681,070	1	18,681,070	122,109,199	18,681,070	-	18,681,070
Treasury Bonds in pesos adjusted by Cer 2% Maturity 11-09-2026	5925	6,177,995	1	6,177,995	74,004	6,177,995	-	6,177,995
Treasury Bonds in pesos adjusted by Cer 0% Maturity 06-30-2025	9244	6,015,000	1	6,015,000	-	6,015,000	-	6,015,000
Argentine Treasury Bills Capitalizable in Pesos. Maturity 01-31-2025	9251	839,000	1	839,000	-	839,000	-	839,000
Treasury Bonds in pesos adjusted by Cer 1.55% Maturity 07-26-2024	5405	-	1	-	111,892,095	-	-	-
Treasury Bonds in pesos adjusted by Cer 3.75% Maturity 04-14-2024	9178	-	1	-	1,722,921	-	-	-
Treasury Bonds in pesos adjusted by Cer 1.50% Maturity 03-25-2024	5493	-	1	-	362,318	-	-	-
Treasury Bonds in pesos adjusted by Cer 4.25% Maturity 13-12-2024	9200	-	1	-	476,737,223	-	-	-
Treasury Bonds in pesos adjusted by Cer 4% Maturity 10-14-2024	9179	-	1	-	423,485,649	-	-	-

Subtotal Government Securities - In pesos		2,262,027,285		2,262,027,285	1,136,383,409	2,262,027,285	-	2,262,027,285

Government Securities - In foreign currency

Dollar-linked Argentine Treasury Bond 0.40%. Maturity 04-30-2024	9120	-	1	-	64,721	-	-	-

Subtotal Government Securities - In foreign currency		-		-	64,721	-	-	-

BCRA Bills - In pesos

BCRA Liquidity Bills In pesos Maturity 01-11-2024	14085	-	2	-	121,927,362	-	-	-
BCRA Liquidity Bills In pesos Maturity 01-09-2024	14084	-	2	-	9,677,845	-	-	-
BCRA Liquidity Bills In pesos Maturity 01-02-2024	14077	-	2	-	108,583	-	-	-

Subtotal BCRA Bills - In pesos		-		-	131,713,790	-	-	-

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2024 AND 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 55)

		HOLDING				POSITION
				Accounting	Accounting
Account	Identification	Fair	Fair value	balance	balance	Position with		Financial
		value	level	12.31.24	12.31.23	no options	Options	position

OTHER DEBT SECURITIES (Continued)

BCRA Bills - In foreign currency

Local BCRA Bills in USD. Maturity 23-11-2024	12093	-	2	-	14,084,603	-	-	-
Local BCRA Bills in USD. Maturity 27-11-2024	12095	-	2	-	3,521,152	-	-	-
Local BCRA Bills in USD. Maturity 20-11-2024	12090	-	2	-	36,972,084	-	-	-
Local BCRA Bills in USD. Maturity 16-11-2024	12089	-	2	-	97,359,824	-	-	-

Subtotal BCRA Bills – In foreign currency		-		-	151,937,663	-	-	-

BCRA Bills- In pesos
Bonds for the Reconstruction of a Free Argentina - SERIES 1 - Maturity 10-31-2027 (Series C)	9236/83567	10,980,524	2	10,980,524	-	10,980,524	-	10,980,524
Bonds for the Reconstruction of a Free Argentina - SERIES 1 - Maturity 10-31-2027 (Series D)	9237/83568	10,770,937	2	10,770,937	-	10,770,937	-	10,770,937
Bonds for the Reconstruction of a Free Argentina - SERIES 1 - Maturity 10-31-2027 (Series A)	9234	7,875,767	2	7,875,767	-	7,875,767	-	7,875,767
Bonds for the Reconstruction of a Free Argentina - SERIES 1 - Maturity 10-31-2027 (Series B)	9235	7,471,684	2	7,471,684	-	7,471,684	-	7,471,684

Subtotal BCRA Bills- In pesos		37,098,912		37,098,912	-	37,098,912	-	37,098,912

Private Securities- In pesos

Corporate bond Fiat Compañía Financiera Series 20 in Pesos Maturity 01-03-2026	58274	2,023,161	3	2,023,161	-	2,023,161	-	2,023,161
Corporate bond New San S.A. in Pesos Series 20 Private BADLAR. Maturity 01-02-2025	57557	271,905	3	271,905	-	271,905	-	271,905
Corporate bond Bco de Serv. Financieros Cl. 24 in Pesos at Floating Rate Maturity 02-02-2025	57560	213,171	3	213,171	-	213,171	-	213,171
Corporate bond New San S.A. in Pesos Series 21 Private BADLAR Maturity 09-05-2025	57750	171,092	3	171,092	-	171,092	-	171,092
Corporate bond Refi Pampa Series 2 in Pesos Uva Maturity 06-05-2025	56123	108,265	3	108,265	189,898	108,265	-	108,265
Corporate bond New San S.A. in Pesos Private BADLAR + 440 bps. Maturity 02-14-2024	56847	-	3	-	491,756	-	-	-
Corporate bond Bco de Serv. Financieros Cl. 22 in Pesos at Floating Rate. Maturity 03-03-2024	56886	-	3	-	471,522	-	-	-
Corporate bond Petroquímica Com. Rivadavia S.A. in Pesos at Floating Rate. Maturity 08-15-2024	56855	-	3	-	376,150	-	-	-
Corporate bond New San S.A. in Pesos Private BADLAR + 575 bps. Maturity 19-05-2024	57044	-	3	-	331,690	-	-	-
Corporate bond Arcor Series 17 in Pesos Uva Maturity 20-10-2025	55692	-	3	-	8,353,749	-	-	-

Subtotal Private Securities - In pesos		2,787,594		2,787,594	10,214,765	2,787,594	-	2,787,594

Private Securities - In foreign currency

Corporate bond Vista Energy Series 23 in USD. Maturity 06-03-2027	57636	4,184,068	2	4,184,068	-	4,184,068	-	4,184,068
Corporate bonds Tecpetrol S.A. Series 7 in USD. Maturity 22/04/2026	57709	3,118,272	2	3,118,272	-	3,118,272	-	3,118,272
Corporate bond YPF Series 32 in USD. Maturity 10-10-2028	58129	3,045,186	2	3,045,186	-	3,045,186	-	3,045,186
Corporate bond Luz De Tres Picos 4 in USD. Maturity 29-09-2026	56467	2,883,623	2	2,883,623	756	2,883,623	-	2,883,623
Corporate bonds 360 Energy Solar S.A. Series 4 in USD at fixed rate. Maturity 30-10-2027	58187	2,667,701	2	2,667,701	-	2,667,701	-	2,667,701
Corporate bond Petroquímica Comodoro Rivadavia Series R in USD. Maturity 22-10-2028	58155	2,549,395	2	2,549,395	-	2,549,395	-	2,549,395
Corporate bond Minera EXAR Series 1 in USD. Maturity 11-11-2027	58210	2,117,813	2	2,117,813	-	2,117,813	-	2,117,813
Corporate bonds YPF Series 29 in USD. Maturity 28/05/2026	57774	2,075,476	2	2,075,476	-	2,075,476	-	2,075,476
Corporate bond Empresa de Gas del Sur (EMGASUD) S.A. Series 39 in USD. Maturity 14-07-2028	57194	2,058,600	2	2,058,600	2,915,098	2,058,600	-	2,058,600
Corporate bond Empresa de Gas del Sur (EMGASUD) S.A. Series 39 in USD. Maturity 08-03-2027	57644	2,049,323	2	2,049,323	-	2,049,323	-	2,049,323
Corporate bond Vista Energy Series 20 in USD. Maturity 20-07-2025	57081	1,742,285	2	1,742,285	2,889,215	1,742,285	-	1,742,285
Corporate bond CAPEX S.A. Series 10 US$ Maturity 05-07-2027	57880	1,649,240	2	1,649,240	-	1,649,240	-	1,649,240
Corporate bond YPF Series 33 in USD. Maturity 10-10-2028	58130	1,546,884	2	1,546,884	-	1,546,884	-	1,546,884
Corporate bond Pampa Energia S.A. Series 20 in USD. Maturity 26-03-2026	57682	1,050,443	2	1,050,443	-	1,050,443	-	1,050,443
Corporate bond John Deere Credit Cia Financiera S.A. Series X US$ Maturity 08-03-2026	57639	1,017,502	1	1,017,502	-	1,017,502	-	1,017,502
Corporate bond Petroquímica Comodoro Rivadavia Series O in USD. Maturity 22-09-2027	57379	1,011,329	2	1,011,329	257	1,011,329	-	1,011,329
Corporate bond Pampa Energia S.A. Series 18 in USD. Maturity 08-09-2025	57326	-	2	-	3,489,687	-	-	-

Subtotal Private Securities - In foreign currency		34,767,140		34,767,140	9,295,013	34,767,140	-	34,767,140

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH OCI		2,336,680,931		2,336,680,931	1,439,609,361	2,336,680,931	-	2,336,680,931

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2024 AND 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 55)

		HOLDING				POSITION
	Identification		Fair value level	Accounting balance	Accounting balance
Account
		Fair value		12.31.24	12.31.23	Position with no options	Options	Final position

OTHER DEBT SECURITIES(Continued)

MEASURED AT AMORTIZED COST

Government Securities - In pesos

Argentine Treasury Bonds in pesos. Maturity 08-23-2025 (1)	9196	126,100,698	2	125,492,302	107,798,424	125,492,302	-	125,492,302
Argentine Treasury Bonds in pesos. Maturity 05-23-2027 (1)	9132	24,128,357	2	24,039,592	70,570,093	24,039,592	-	24,039,592
Argentine Treasury Bonds in pesos at 0.7% Badlar Private Rate. Maturity 11-23-2027 (1)	9166	10,383,268	2	10,372,413	32,167,645	10,372,413	-	10,372,413

Subtotal Government Securities - In pesos		160,612,323		159,904,307	210,536,162	159,904,307	-	159,904,307

TOTAL DEBT SECURITIES AT AMORTIZED COST		160,612,323		159,904,307	210,536,162	159,904,307	-	159,904,307

TOTAL OTHER DEBT SECURITIES		2,497,293,254		2,496,585,238	1,650,145,523	2,496,585,238	-	2,496,585,238

EQUITY INSTRUMENTS

MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Private Securities - In pesos

BYMA- Bolsas y Mercados Argentina Share		6,062,948	1	6,062,948	4,723,901	6,062,948	-	6,062,948
Banco de Valores de Bs. As. Share		2,092,186	1	2,092,186	2,300,986	2,092,186	-	2,092,186

Subtotal Private Securities - In pesos		8,155,134		8,155,134	7,024,887	8,155,134	-	8,155,134

TOTAL EQUITY INSTRUMENTS MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS		8,155,134		8,155,134	7,024,887	8,155,134	-	8,155,134

MEASURED AT FAIR VALUE THROUGH OCI

Local:
Private Securities - In pesos

Compensadora Electrónica S.A.		2,436,994	3	2,436,994	1,941,974	2,436,994	-	2,436,994
Mercado Abierto Electrónico S.A.		1,011,785	3	1,011,785	1,114,544	1,011,785	-	1,011,785
Seguro de Depósitos S.A.		268,270	3	268,270	314,132	268,270	-	268,270
Other		15,036	3	15,036	10,722	15,036	-	15,036

Subtotal Private Securities - In pesos		3,732,085		3,732,085	3,381,372	3,732,085	-	3,732,085

Foreign:
Private Securities - In foreign currency

		735,975	2	735,975	880,780	735,975	-	735,975
Other		34,513	2	34,513	60,425	34,513	-	34,513

Subtotal Private Securities - In foreign currency		770,488		770,488	941,205	770,488	-	770,488

TOTAL EQUITY INSTRUMENTS MEASURED AT FAIR VALUE THROUGH OCI		4,502,573		4,502,573	4,322,577	4,502,573	-	4,502,573

TOTAL EQUITY INSTRUMENTS		12,657,707		12,657,707	11,347,464	12,657,707	-	12,657,707

(1) It represents securities computed for minimum cash requirements as of December 31, 2024, Note 47.1 to the consolidated financial statements.

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE AND GUARANTEES RECEIVED

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2024 AND 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 55)

Account	12.31.24	12.31.23

COMMERCIAL PORTFOLIO

Normal performance	3,665,700,426	1,964,062,399
Preferred collaterals and counter-guarantees “A”	9,176,730	10,374,531
Preferred collaterals and counter-guarantees “B”	12,017,474	10,820,929
No preferred guarantees or counter guarantees	3,644,506,222	1,942,866,939

With special follow-up	-	642,894

Under observation	-	642,894
Preferred collaterals and counter-guarantees “B”	-	642,894

Troubled	3,332,010	6,102,355
No preferred guarantees or counter guarantees	3,332,010	6,102,355

With high risk of insolvency	345,338	55,680
Preferred collaterals and counter-guarantees “B”	273	-
No preferred guarantees or counter guarantees	345,065	55,680

Uncollectible	29,120	71,189
No preferred guarantees or counter guarantees	29,120	71,189

TOTAL	3.669.406.894	1,970,934,517

EXHIBIT B

(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE AND GUARANTEES RECEIVED

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2024 AND 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 55)

Account	12.31.24	12.31.23

CONSUMER AND HOUSING PORTFOLIO

Normal performance	4,151,185,801	2,598,038,384
Preferred collaterals and counter-guarantees “A”	1,094,341	880,042
Preferred collaterals and counter-guarantees “B”	415,856,149	213,476,738
No preferred guarantees or counter guarantees	3,734,235,311	2,383,681,604

Low risk	58,909,228	28,786,265
Preferred collaterals and counter-guarantees “B”	5,802,731	1,726,889
No preferred guarantees or counter guarantees	53,106,497	27,059,376

Low risk - with special follow-up	2,341,896	1,019,180
No preferred guarantees or counter guarantees	2,341,896	1,019,180

Medium risk	45,946,855	28,180,966
Preferred collaterals and counter-guarantees “A”	-	165
Preferred collaterals and counter-guarantees “B”	894,082	443,356
No preferred guarantees or counter guarantees	45,052,773	27,737,445

High risk	35,332,422	21,422,744
Preferred collaterals and counter-guarantees “B”	1,898,540	452,594
No preferred guarantees or counter guarantees	33,433,882	20,970,150

Uncollectible	4,757,357	4,002,292
Preferred collaterals and counter-guarantees “A”	108	-
Preferred collaterals and counter-guarantees “B”	593,506	957,797
No preferred guarantees or counter guarantees	4,163,743	3.044.495

TOTAL	4.298.473.559	2,681,449,831

TOTAL GENERAL	7.967.880.453	4,652,384,348

EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2024 AND 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 55)

	12.31.24		12.31.23
	Debt balance	% over total portfolio	Debt balance	% over total portfolio
Number of customers

10 largest customers	1,072,951,210	13.47%	528,426,693	11.36%
50 following largest customers	999,350,452	12.54%	530,256,216	11.40%
100 following largest customers	610,108,999	7.66%	373,874,560	8.04%
All other customers	5,285,469,792	66.33%	3,219,826,879	69.20%

TOTAL	7,967,880,453	100.00%	4.652.384.348	100.00%

EXHIBIT D

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.) (1)

(Translation of Financial statements originally issued in Spanish - See Note 55)

		Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ACCOUNT	due	month	months	months	months	months	24	TOTAL

Non-financial Government sector	-	920,687	8,516	12,774	25,548	51,096	29,806	1,048,427

Financial Sector	-	24,216,602	11,165,701	11,165,793	20,767,698	25,933,108	54,562	93,303,464

Non-financial Private Sector and Residents Abroad	77,193,483	2,919,142,936	1,491,541,033	1,178,807,332	873,358,060	974,579,111	1,862,492,478	9,377,114,433

TOTAL	77,193,483	2,944,280,225	1,502,715,250	1,189,985,899	894,151,306	1,000,563,315	1,862,576,846	9,471,466,324

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)(1)

(Translation of Financial statements originally issued in Spanish - See Note 55)

		Terms remaining to maturity
	Portfolio	1	3	6	12	24	more than
ACCOUNT	due	month	months	months	months	months	24	TOTAL

Non-financial Government sector	-	105,835	145,718	39,441	55,634	111,268	176,174	634,070

Financial Sector	-	18,404,802	1,951,995	8,283,913	36,281,537	11,464,477	24,183,026	100,569,750

Non-financial Private Sector and Residents Abroad	49,306,501	1,996,634,100	810,079,221	758,036,156	642,491,287	446,519,712	736,221,540	5,439,288,517

TOTAL	49,306,501	2,015,144,737	812,176,934	766,359,510	678,828,458	458,095,457	760,580,740	5,540,492,337

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT F

PROPERTY AND EQUIPMENT

CONSOLIDATED WITH SUBSIDIARIES

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 55)

						Impairment	Depreciation
	Original	Total
	value	estimated
Account	at the beginning	useful life	Transfer	Additions	Derecognitions	Reversals	Accumulated as of	Transfer	Derecognition	For the year	At year-end	Residual value
	of the year	in years					12.31.23					as of 12.31.24

Property and equipment

Real property	553,042,144	50	(47,800,365)	3,965,164	8,153,728	4,576,625	68,502,035	(5,698,979)	5,468,993	11,871,985	69,206,048	436,423,792

Furniture and facilities	180,422,468	10	-	17,927,686	16,541,832	-	96,930,949	-	16,541,786	18,707,287	99,096,450	82,711,872

Machinery and equipment	34,984,084	5	-	53,892,251	11,228,689	-	17,810,869	-	11,230,344	22,622,182	29,202,707	48,444,939

Vehicles	5,468,044	5	-	723,660	442,940	-	3,154,394	-	240,416	760,042	3,674,020	2,074,744

Right of use of leased property	106,946,603	10	-	14,028,401	14,268,200	-	53,942,117	-	8,327,880	4,063,282	49,677,519	57,029,285

Construction in progress	8,884,230	-	-	17,446,861	6,468,355	-	-	-	-	-	-	19,862,736

Total Property and equipment	889,747,573		(47,800,365)	107,984,023	57,103,744	4,576,625	240,340,364	(5,698,979)	41,809,419	58,024,778	250,856,744	646,547,368

PROPERTY AND EQUIPMENT

CONSOLIDATED WITH SUBSIDIARIES

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 55)

					Impairment		Depreciation
	Original	Total
Account	value	estimated
	at the beginning	useful life	Additions	Derecognitions	Loss	Reversals	Accumulated as of	Derecognition	For the year	At year-end	Residual value
	of the year	in years					12.31.22				as of 12.31.23

Property and equipment

Real property	545,402,595	50	15,759,793	8,813,919	1,735,867	2,429,542	65,217,886	8,540,645	11,824,794	68,502,035	484,540,109

Furniture and facilities	173,938,549	10	14,858,656	8,374,737	-	-	87,347,699	8,361,929	17,945,179	96,930,949	83,491,519

Machinery and equipment	46,958,668	5	10,576,312	22,550,896	-	-	25,809,289	22,550,897	14,552,477	17,810,869	17,173,215

Vehicles	4,634,513	5	1,171,940	338,409	-	-	2,735,505	276,674	695,563	3,154,394	2,313,650

Right of use of leased property	93,930,002	10	20,795,120	7,778,519	-	-	54,220,934	5,509,446	5,230,629	53,942,117	53,004,486

Construction in progress	22,175,719	-	9,449,544	22,741,033	-	-	-	-	-	-	8,884,230

Total Property and equipment	887,040,046		72,611,365	70,597,513	1,735,867	2,429,542	235,331,313	45,239,591	50,248,642	240,340,364	649,407,209

EXHIBIT F

(Continued)

INVESTMENT PROPERTY

CONSOLIDATED WITH SUBSIDIARIES

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 55)

				Impairment	Depreciation
	Original	Total
	value	estimated	Transfer
Account	at the beginning	useful life		Loss	Accumulated as of	Transfer	For the year	At year-end	Residual value
	of the year	in year			12.31.23				as of 12.31.24

Leased property	137,506,815	50	47,800,365	37,136,276	9,007,463	5,698,979	2,626,775	17,333,217	130,837,687

Other investment property	3,027,250	10	-	-	536,079	-	65,536	601,615	2,425,635

Total Investment Property	140,534,065		47,800,365	37,136,276	9,543,542	5,698,979	2,692,311	17,934,832	133,263,322

INVESTMENT PROPERTY

CONSOLIDATED WITH SUBSIDIARIES

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 55)

			Impairment	Depreciation
	Original	Total
	value	estimated
Account	at the beginning	useful life	Loss	Accumulated as of	For the year	At year-end	Residual value as of
	of the year	in year		12.31.22			12.31.23

Leased property	138,025,774	50	518,959	6,736,422	2,271,041	9,007,463	128,499,352

Other investment property	3,027,250	10	-	470,541	65,538	536,079	2,491,171

Total Investment Property	141,053,024		518,959	7,206,963	2,336,579	9,543,542	130,990,523

EXHIBIT G

INTANGIBLE ASSETS

CONSOLIDATED WITH SUBSIDIARIES

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 55)

					Amortization
	Original Value at the beginning of the year	Total estimated useful life in years
					Accumulated as of 12.31.23				Residual value as of 12.31.24
Account			Additions	Derecognitions		Derecognition	For the year	At year-end

Own systems development expenses	90,968,518	5	56,541,430	54,576,390	18,807,400	13,987,925	18,885,133	23,704,608	69,228,950

Total Intangible Assets	90,968,518		56,541,430	54,576,390	18,807,400	13,987,925	18,885,133	23,704,608	69,228,950

INTANGIBLE ASSETS

CONSOLIDATED WITH SUBSIDIARIES

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 55)

					Amortization
	Original Value at the beginning of the year	Total estimated useful life in years
					Accumulated as of 12.31.22				Residual value as of 12.31.23
Account			Additions	Derecognitions		Derecognition	For the year	At year-end

Own systems development expenses	80,332,774	5	19,172,013	8,536,269	15,113,610	4,422,968	8,116,758	18,807,400	72,161,118

Total Intangible Assets	80,332,774		19,172,013	8,536,269	15,113,610	4,422,968	8,116,758	18,807,400	72,161,118

EXHIBIT H

DEPOSITS CONCENTRATION

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2024 AND 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 55)

	12.31.24		12.31.23
Number of customers	Debt balance	% over total portfolio	Debt balance	% over Debt portfolio

10 largest customers	1,717,605,000	17.30%	1,199,565,594	15.14%

50 following largest customers	1,444,405,788	14.55%	854,755,895	10.79%

100 following largest customers	458,378,093	4.62%	406,392,414	5.13%

All other customers	6,309,290,244	63.53%	5,464,340,332	68.94%

TOTAL	9,929,679,125	100.00%	7,925,054,235	100.00%

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.) (1)

(Translation of Financial statements originally issued in Spanish - See Note 55)

	Terms remaining to maturity

	1	3	6	12	24	more than
ACCOUNTS	month	months	months	months	months	24	TOTAL
						months

Deposits	9,193,221,955	601,393,409	259,515,701	45,001,247	3,215	-	10,099,135,527
Non-financial Government sector	120,755,234	497,034	-	-	-	-	121,252,268
Financial Sector	4,327,184	-	-	-	-	-	4,327,184
Non-financial Private Sector and Residents Abroad	9,068,139,537	600,896,375	259,515,701	45,001,247	3,215	-	9,973,556,075
Derivative instruments	3,858,635	-	-	-	-	-	3,858,635
Other financial liabilities	1,195,659,231	814,228	1,168,649	1,980,414	3,161,071	20,769,209	1,223,552,802
Financing received from the BCRA and other financial institutions	94,814,732	39,722,859	23,007,684	63,247,750	18,120,422	1,015	238,914,462
Corporate bonds issued	1,268,498	789,983	11,420,383	104,379,523	6,341,854	-	124,200,241

TOTAL	10,488,823,051	642,720,479	295,112,417	214,608,934	27,626,562	20,770,224	11,689,661,667

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.) (1)

(Translation of Financial statements originally issued in Spanish - See Note 55)

	Terms remaining to maturity

	1	3	6	12	24	more than
ACCOUNTS	month	months	months	months	months	24	TOTAL
						months

Deposits	7,387,959,354	618,857,544	206,847,633	4,949,771	630,083	-	8,219,244,385
Non-financial Government sector	74,088,159	280,716	-	-	-	-	74,368,875
Financial Sector	5,603,327	-	-	-	-	-	5,603,327
Non-financial Private Sector and Residents Abroad	7,308,267,868	618,576,828	206,847,633	4,949,771	630,083	-	8,139,272,183
Liabilities at fair value through profit or loss	22,495,621	-	-	-	-	-	22,495,621
Derivative instruments	4,671,486	-	-	-	-	-	4,671,486
Other financial liabilities	967,243,848	1,820,701	2,604,654	4,865,303	7,441,948	40,683,362	1,024,659,816
Financing received from the BCRA and other financial institutions	46,440,896	6,787,900	9,184,817	29,432,517	17,438,600	20,393	109,305,123
Corporate bonds issued	-	-	-	34,193,758	-	-	34,193,758

TOTAL	8,428,811,205	627,466,145	218,637,104	73,441,349	25,510,631	40,703,755	9,414,570,189

	(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT J

PROVISIONS

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 55)

					Decreases
	Accounts	Balances at the beginning of the year	Increases		Reversals	Uses	Monetary (loss) generated by provisions	Balances as of 12.31.24

	INCLUDED IN LIABILITIES
	- Provisions for contingent commitments	13,005,597	19,499,523	(1)(3)	-	-	(9,725,265)	22,779,855

	- For administrative, disciplinary and criminal penalties	10,888	-		-	-	(5,888)	5,000

	- Provisions for termination plans	1,676,993	1,129,772		-	-	(1,056,401)	1,750,364

	- Other	30,435,157	27,077,360	(2)	980,972	5,827,558	(28,140,923)	22,563,064

	TOTAL PROVISIONS	45,128,635	47,706,655		980,972	5,827,558	(38,928,477)	47,098,283

(1)	Set up in compliance with the provisions of Communication “A” 6868 of the BCRA.
(2)	Set up to cover contingent events not considered in other items (civil, commercial, labor lawsuits and other).
(3)	Includes an increase of 35,989 for exchange differences in foreign currency for contingent commitments

PROVISIONS

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 55)

					Decreases
	Accounts	Balances at the beginning of the year	Increases		Reversals	Uses	Monetary (loss) generated by provisions	Balances as of 12.31.23

	INCLUDED IN LIABILITIES
	- Provisions for contingent commitments	18,270,055	10,561,016	(1)(3)	-	-	(15,825,474)	13,005,597

	- For administrative, disciplinary and criminal penalties	33,906	-		-	-	(23,018)	10,888

	- Provisions for termination plans	3,078,806	1,040,558		-	-	(2,442,371)	1,676,993

	- Other	37,406,982	34,869,075	(2)	226,713	10,688,020	(30,926,167)	30,435,157

	TOTAL PROVISIONS	58,789,749	46,470,649		226,713	10,688,020	(49,217,030)	45,128,635

(1)	Set up in compliance with the provisions of Communication “A” 6868 of the BCRA.
(2)	Set up to cover contingent events not considered in other items (civil, commercial, labor lawsuits and other).
(3)	Includes an increase of 249,395 for exchange differences in foreign currency for contingent commitments

EXHIBIT P

CATEGORIES OF CONSOLIDATED FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 55)

Accounts	Amortized Cost	FV through OCI	FV through profit or loss	Fair value hierarchy
			Statutory measurement	Level 1	Level 2	Level 3
FINANCIAL ASSETS
Cash and deposits in banks
Cash	1,781,763,440	-	-	-	-	-
Financial institutions and correspondents	1,042,120,327	-	-	-	-	-
Debt securities at fair value through profit or loss	-	-	91,797,177	82,335,871	9,461,306	-
Derivative instruments	-	-	9,863,462	-	9,863,462	-
Other financial assets	252,342,788	-	749,178	749,178	-	-
Loans and other financing
Non-financial Government sector	964,726	-	-	-	-	-
Other financial institutions	58,268,412	-	-	-	-	-
Non-financial Private Sector and Residents Abroad	7,479,338,394	-	-	-	-	-
Overdrafts	636,336,862	-	-	-	-	-
Instruments	1,816,528,423	-	-	-	-	-
Mortgage loans	225,156,531	-	-	-	-	-
Pledge loans	176,257,222	-	-	-	-	-
Consumer loans	767,991,616	-	-	-	-	-
Credit cards	1,984,302,001	-	-	-	-	-
Finance leases	25,051,072	-	-	-	-	-
Other	1,847,714,667	-	-	-	-	-
Other debt securities	159,904,307	2,336,680,931	-	2,263,044,787	70,848,550	2,787,594
Financial assets pledged as collateral	337,967,647	125,000,331	-	125,000,331	-	-
Investments in equity instruments	-	4,502,573	8,155,134	8,155,134	770,488	3,732,085
TOTAL FINANCIAL ASSETS	11,112,670,041	2,466,183,835	110,564,951	2,479,285,301	90,943,806	6,519,679

EXHIBIT P

(Continued)

CATEGORIES OF CONSOLIDATED FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 55)

Accounts	Amortized Cost	FV through OCI	FV through profit or loss	Fair value hierarchy
			Statutory measurement	Level 1	Level 2	Level 3
FINANCIAL LIABILITIES
Deposits
Non-financial Government sector	120,614,473	-	-	-	-	-
Financial Sector	4,327,184	-	-	-	-	-
Non-financial Private Sector and Residents Abroad
Checking accounts	1,781,297,285	-	-	-	-	-
Savings accounts	4,568,620,629	-	-	-	-	-
Time deposits and investments	3,400,041,541	-	-	-	-	-
Other	54,778,013	-	-	-	-	-
Derivative instruments	-	-	3,858,635	-	3,858,635	-
Other financial liabilities	1,195,339,210	-	-	-	-	-
Financing received from the BCRA and other financial institutions	200,930,558	-	-	-	-	-
Corporate bonds issued	115,898,590	-	-	-	-	-
TOTAL FINANCIAL LIABILITIES	11,441,847,483	-	3,858,635	-	3,858,635	-

EXHIBIT P

CATEGORIES OF CONSOLIDATED FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 55)

Accounts	Amortized Cost	FV through OCI	FV through profit or loss	Fair value hierarchy
			Statutory measurement	Level 1	Level 2	Level 3
FINANCIAL ASSETS
Cash and deposits in banks
Cash	1,583,725,745	-	-	-	-	-
Financial institutions and correspondents	905,193,316	-	-	-	-	-
Debt securities at fair value through profit or loss	-	-	492,324,281	487,641,727	3,596,552	1,086,002
Derivative instruments	-	-	21,780,413	-	21,780,413	-
Repo transactions and surety bonds		-	-	-	-	-
Argentine Central Bank (BCRA)	2,618,426,757	-	-	-	-	-
Other financial assets	196,796,573	-	1,615,390	1,615,390	-	-
Loans and other financing
Non-financial Government sector	316,210	-	-	-	-	-
Other financial institutions	33,647,488	-	-	-	-	-
Non-financial Private Sector and Residents Abroad	4,267,933,731	-	-	-	-	-
Overdrafts	376,905,729	-	-	-	-	-
Instruments	1,007,048,271	-	-	-	-	-
Mortgage loans	165,710,908	-	-	-	-	-
Pledge loans	95,099,713	-	-	-	-	-
Consumer loans	309,569,521	-	-	-	-	-
Credit cards	1,488,521,433	-	-	-	-	-
Finance leases	26,663,618	-	-	-	-	-
Other	798,414,538	-	-	-	-	-
Other debt securities	210,536,162	1,439,609,361	-	1,136,448,127	292,946,469	10,214,765
Financial assets pledged as collateral	272,016,844	297,726,163	-	290,728,640	6,997,523	-
Investments in equity instruments	-	4,322,577	7,024,887	7,024,887	941,205	3,381,372
TOTAL FINANCIAL ASSETS	10,088,592,826	1,741,658,101	522,744,971	1,923,458,771	326,262,162	14,682,139

EXHIBIT P

(Continued)

CATEGORIES OF CONSOLIDATED FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 55)

Accounts	Amortized Cost	FV through OCI	FV through profit or loss	Fair value hierarchy
			Statutory measurement	Level 1	Level 2	Level 3
FINANCIAL LIABILITIES
Deposits
Non-financial Government sector	74,112,350	-	-	-	-	-
Financial Sector	5,603,327	-	-	-	-	-
Non-financial Private Sector and Residents Abroad
Checking accounts	1,989,615,392	-	-	-	-	-
Savings accounts	3,745,858,253	-	-	-	-	-
Time deposits and investments	2,051,433,424	-	-	-	-	-
Other	58,431,489	-	-	-	-	-
Liabilities at fair value through profit or loss	-	-	22,495,621	-	22,495,621	-
Derivative instruments	-		4,671,486	-	4,671,486
Other financial liabilities	976,139,925	-	-	-	-	-
Financing received from the BCRA and other financial institutions	61,387,247	-	-	-	-	-
Corporate bonds issued	27,910,020	-	-	-	-	-
TOTAL FINANCIAL LIABILITIES	8,990,491,427	-	27,167,107	-	27,167,107	-

EXHIBIT Q

BREAKDOWN OF PROFIT OR LOSS

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2024 AND 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 55)

Items	Net Financial Income/(Expense)
	Statutory measurement
	12.31.24	12.31.23
Due to measurement of financial assets at fair value through profit or loss
Income/(loss) from government securities	154,704,801	(113,774,261)
Income from private securities	5,990,001	8,819,892
Income/(loss) from financial derivative instruments
Forward transactions	(14,889,122)	51,248,270
Interest rate swaps	1,030,476	(387,132)
Options	(685,766)	(1,137,120)
Income from other financial assets	1,512,685	2,992,028
Due to measurement of financial liabilities at fair value through profit or loss
Income/(loss) from other financial liabilities	2,876	372
TOTAL	147,665,951	(52,237,951)
Interest and adjustments due to application of effective interest rate of financial assets measured at amortized cost	Financial Income/(Expense)
	12.31.24	12.31.23
Interest income
Government securities	21,791,151	92,678,831
Loans and other financing	3,210,956,733	3,579,369,227
To the financial sector	16,796,646	13,948,303
To the non-financial private sector
Overdrafts	303,017,240	383,223,388
Instruments	579,932,926	724,217,420
Mortgage loans	15,336,145	14,071,117
Pledge loans	62,331,652	80,126,752
Consumer loans	305,531,003	283,675,392
Credit cards	431,887,103	610,925,948
Finance leases	12,955,249	20,591,504
Other	1,483,168,769	1,448,589,403
Repo transactions and surety bonds	845,845,984	845,394,681
BCRA	843,419,334	844,167,266
Other financial institutions	2,426,650	1,227,415
TOTAL	4,078,593,868	4,517,442,739
Interest expense
Deposits	(1,686,732,766)	(3,321,033,480)
Checking accounts	(475,683,772)	(678,423,669)
Savings accounts	(18,335,036)	(15,584,182)
Time deposits and investments	(1,192,707,338)	(2,626,996,967)
Other	(6,620)	(28,662)
Financing received from the BCRA and other financial institutions	(41,980,571)	(55,106,427)
Repo transactions and surety bonds	(12,710,894)	(54,412)
BCRA	(688,170)	-
Other financial institutions	(12,022,724)	(54,412)
Other financial liabilities	(21,750,500)	(10,049,379)
TOTAL	(1,763,174,731)	(3,386,243,698)

EXHIBIT Q

(Continued)

BREAKDOWN OF PROFIT OR LOSS

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2024 AND 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 55)

Interest and adjustments due to application of effective interest rate of financial assets at fair value through OCI	Income for the year		OCI
	12.31.24	12.31.23	12.31.24	12.31.23
Private debt securities	4,358,370	7,541,862	(8,068,193)	5,154,347
Government debt securities	613,289,336	2,408,465,174	(496,191,174)	643,060,160
TOTAL	617,647,706	2,416,007,036	(504,259,367)	648,214,507
Commission income	Income for the year
	12.31.24	12.31.23
Linked to obligations	154,723,084	183,640,618
Linked to loans	59,731,044	56,009,673
Linked to loan commitments and financial guarantees	1,284,515	1,116,938
Linked to securities	19,324,931	14,576,241
Linked to cards	274,458,562	254,933,228
Linked to insurance	19,779,102	20,981,896
Linked to foreign trade and exchange transactions	25,961,950	23,594,476
TOTAL	555,263,188	554,853,070
Commission expenses	Income/(loss) for the year
	12.31.24	12.31.23
Linked to transactions with securities	(129,096)	(146,816)
Linked to foreign trade and exchange transactions	(61,852,231)	(40,302,506)
Other	(210,698,536)	(211,810,762)
TOTAL	(272,679,863)	(252,260,084)

EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 55)

			ECL of remaining life of the financial asset
Accounts	Balances as of 12.31.23	ECL for the following 12 months	FI with significant increase of credit risk	FI with credit impairment	Monetary gain (loss) generated by allowances	Balances as of 12.31.24

Other financial assets	3,089,931	(44,800)	-	517,704	(1,756,355)	1,806,480

Loans and other financing	98,911,277	44,817,308	18,050,627	66,537,358	(69,473,976)	158,842,594
Other financial institutions	2,135,471	3,412,414	171,675	(24,692)	(3,728,126)	1,966,742
Non-financial Private Sector and Residents Abroad	96,775,806	41,404,894	17,878,952	66,562,050	(65,745,850)	156,875,852
Overdrafts	7,479,954	2,687,648	(372,892)	2,282,884	(5,408,631)	6,668,963
Instruments	8,372,259	9,681,608	299,845	99,264	(5,587,370)	12,865,606
Mortgage loans	7,202,649	298,180	2,142,994	4,919,566	(5,577,461)	8,985,928
Pledge loans	1,445,829	357,396	297,351	863,124	(872,031)	2,091,669
Consumer loans	21,037,575	9,789,399	5,562,394	24,785,467	(15,117,722)	46,057,113
Credit cards	41,605,159	18,665,015	9,037,637	29,296,203	(30,216,245)	68,387,769
Finance leases	1,035,224	136,974	35,030	71,955	(658,304)	620,879
Other	8,597,157	(211,326)	876,593	4,243,587	(2,308,086)	11,197,925

Other debt securities	213,468	93,444	-	-	(150,063)	156,849

Contingent commitments	13,005,597	14,965,858	3,948,651	575,014	(9,715,265)	22,779,855

TOTAL ALLOWANCES	115,220,273	59,831,810	21,999,278	67,630,076	(81,095,659)	183,585,778

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 55)

			ECL of remaining life of the financial asset
Accounts	Balances as of 12.31.22	ECL for the following 12 months	FI with significant increase of credit risk	FI with credit impairment	Monetary gain (loss) generated by allowances	Balances as of 12.31.23

Other financial assets	3,133,179	1,118,331	-	1,496,466	(2,658,045)	3,089,931

Loans and other financing	141,658,609	27,331,242	10,554,830	65,381,084	(146,014,488)	98,911,277
Other financial institutions	1,580,407	5,146,381	831,055	(5,431)	(5,416,941)	2,135,471
Non-financial Private Sector and Residents Abroad	140,078,202	22,184,861	9,723,775	65,386,515	(140,597,547)	96,775,806
Overdrafts	7,069,178	2,954,916	1,959,542	2,277,672	(6,781,354)	7,479,954
Instruments	5,174,840	9,365,717	694,935	1,047,896	(7,911,129)	8,372,259
Mortgage loans	11,630,684	499,670	2,241,332	4,935,926	(12,104,963)	7,202,649
Pledge loans	5,174,422	418,398	92,577	(216,299)	(4,023,269)	1,445,829
Consumer loans	27,796,250	3,135,810	2,732,265	20,723,007	(33,349,757)	21,037,575
Credit cards	68,461,767	9,856,467	1,175,869	29,553,016	(67,441,960)	41,605,159
Finance leases	1,315,986	394,660	250,447	428,485	(1,354,354)	1,035,224
Other	13,455,075	(4,440,777)	576,808	6,636,812	(7,630,761)	8,597,157

Other debt securities	217,591	225,872	-	-	(229,995)	213,468

Contingent commitments	18,270,055	9,665,184	525,194	370,639	(15,825,475)	13,005,597

TOTAL ALLOWANCES	163,279,434	38,340,629	11,080,024	67,248,189	(164,728,003)	115,220,273

SEPARATE STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2024 AND 2023

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

	Notes and Exhibits	12.31.24	12.31.23

ASSETS

Cash and deposits in banks	4 and P	2,816,873,683	2,486,440,532
		2,816,873,683	2,486,440,532
Cash		1,781,763,435	1,583,725,734
Financial institutions and correspondents		1,035,110,248	902,714,798
B.C.R.A.		757,637,118	781,551,804
Other in the country and abroad		277,473,130	121,162,994

Debt securities at fair value through profit or loss	5, A and P	91,509,123	491,934,399

Derivative instruments	6 and P	9,863,462	21,780,413

Repo transactions and surety bonds	7 and P	-	2,618,426,757

Other financial assets	8	251,452,240	195,892,117

Loans and other financing	9	7,245,073,613	4,121,168,020

Non-financial Government sector		964,726	316,210
Other financial institutions		159,125,312	81,120,787
Non-financial Private Sector and Residents Abroad		7,084,983,575	4,039,731,023

Other debt securities	10, A and P	2,496,585,238	1,639,659,293

Financial assets pledged as collateral	11 and P	462,965,017	569,736,559

Current income tax assets	12.1	45,178,817	-
Investments in equity instruments	13, A and P	12,657,707	11,347,464

Investments in subsidiaries and associates	14	97,881,063	91,901,830

Property and equipment	15 and F	646,164,404	649,060,049

Intangible assets	16 and G	68,621,326	71,684,825

Deferred income tax assets	12.3	17,674,366	-
Other non-financial assets	17	219,842,812	225,405,376

Non-current assets held for sale	18	3,749,640	1,855,763

TOTAL ASSETS		14,486,092,511	13,196,293,397

The accompanying explanatory notes and exhibits are an integral part of these separate financial statements.

SEPARATE STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2024 AND 2023

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

	Notes and Exhibits	12.31.24	12.31.23

LIABILITIES

Deposits	19, H and P	9,961,696,169	7,935,680,815

Non-financial Government sector		120,614,473	74,112,350
Financial Sector		39,420,028	32,910,554
Non-financial Private Sector and Residents Abroad		9,801,661,668	7,828,657,911

Liabilities at fair value through profit or loss	20	-	22,495,621
Derivative instruments	6 and P	3,858,635	4,671,486

Other financial liabilities	21 and P	1,191,018,945	966,317,672

Financing received from the BCRA and other financial institutions	22 and P	44,787,037	7,904,360
Corporate bonds issued	23	78,563,466	-

Current income tax liabilities	12.2	-	414,859,879

Provisions	J	47,002,611	44,846,143

Deferred income tax liabilities	12.3	-	50,991,717

Other non-financial liabilities	24	580,301,247	686,412,349

TOTAL LIABILITIES		11,907,228,110	10,134,180,042

EQUITY

Share capital	2	612,710	612,710
Non-capitalized contributions		6,744,974	6,744,974
Capital adjustments		902,627,443	902,627,443
Reserves		1,266,599,683	1,415,790,037
Other accumulated comprehensive loss		49,037,154	378,027,252
Income for the year		353,242,437	358,310,939

TOTAL EQUITY		2,578,864,401	3,062,113,355

TOTAL LIABILITIES AND EQUITY		14,486,092,511	13,196,293,397
The accompanying explanatory notes and exhibits are an integral part of these separate financial statements.

SEPARATE STATEMENT OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2024 and 2023

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

	Notes and Exhibits	12.31.24	12.31.23

Interest income	26 and Q	4,541,306,050	6,729,310,061
Interest expense	27 and Q	(1,713,414,670)	(3,304,205,670)

Net interest income		2,827,891,380	3,425,104,391

Commission income	28 and Q	508,405,896	507,656,033
Commission expense	29 and Q	(276,606,751)	(256,982,790)

Net commission income		231,799,145	250,673,243

Net income/(loss) from measurement of financial instruments at fair value through profit or loss	30 y Q	142,896,475	(60,252,692)
Net income from write-down of assets at amortized cost and at fair value through OCI	31	240,092,801	88,391,254
Foreign exchange and gold gains	32	55,365,121	459,466,707
Other operating income	33	141,031,852	144,303,220
Impairment of financial assets	34	(213,195,917)	(163,296,789)

Net operating income		3,425,880,857	4,144,389,334

Personnel benefits	35	(506,545,434)	(531,815,377)
Administrative expenses	36	(556,211,279)	(536,090,823)
Asset depreciation and impairment	37	(78,850,605)	(61,735,169)
Other operating expenses	38	(472,920,881)	(548,035,308)

Operating income		1,811,352,658	2,466,712,657

Income from associates and joint ventures		24,545,809	19,874,553
Loss on net monetary position		(1,415,780,136)	(1,847,213,799)

Income before income tax		420,118,331	639,373,411

Income tax	12.4	(66,875,894)	(281,062,472)

Net income for the year		353,242,437	358,310,939
The accompanying explanatory notes and exhibits are an integral part of these separate financial statements.

SEPARATE STATEMENT OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2024 and 2023

EARNINGS PER SHARE

AS OF DECEMBER 31, 2024 AND 2023

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

Accounts	12.31.24	12.31.23

Numerator:

Net income attributable to owners of the Parent	353,242,437	358,310,939
Net income attributable to owners of the Parent adjusted to reflect the effect of dilution	353,242,437	358,310,939

Denominator:

Weighted average of outstanding common shares for the year	612,710,079	612,710,079
Weighted average of outstanding common shares for the year adjusted to reflect the effect of dilution	612,710,079	612,710,079

Basic earnings per share (stated in pesos)	576.5246	584.7969
Diluted earnings per share (stated in pesos) (1)	576.5246	584.7969

(1) As Banco BBVA Argentina S.A. has not issued financial instruments with dilution effects on earnings per share, basic earnings and diluted earnings per share are equal.

SEPARATE STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2024 and 2023

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

	Note	12.31.24	12.31.23

Net income for the year		353,242,437	358,310,939

Other comprehensive income components to be reclassified to income/(loss) for the year:

Share in Other Comprehensive Income from associates and joint ventures at equity method

Share in Other Comprehensive Income from associates and joint ventures at equity method		(1,470,386)	1,470,467

		(1,470,386)	1,470,467

Profit or losses from financial instruments at fair value through OCI

Profit or losses from financial instruments at fair value through OCI		(377,245,202)	719,565,497
Adjustment for reclassification for the year		(122,608,090)	(75,818,058)
Income tax	12.4	172,189,405	(219,354,105)

		(327,663,887)	424,393,334

Other comprehensive income components not to be reclassified to income/(loss) for the year:
Income or loss on equity instruments at fair value through OCI

Income/(loss) for the year from equity instruments at fair value through OCI		144,175	3,013,301

		144,175	3,013,301

Total Other Comprehensive Income/(loss) for the year		(328,990,098)	428,877,102

Total Comprehensive Income		24,252,339	787,188,041
The accompanying explanatory notes and exhibits are an integral part of these separate financial statements.

SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

	2024
	Share Capital	Non-capitalized contributions		Other Comprehensive Income		Reserves

Transactions	Outstanding Shares	Share premium	Equity adjustments	Income/(loss) on financial instruments at fair value through OCI	Other	Legal	Other	Retained earnings	Total

Restated balances at the beginning of the year	612,710	6,744,974	902,627,443	376,556,876	1,470,376	580,924,443	834,865,594	358,310,939	3,062,113,355

Total comprehensive income for the year
- Net income for the year	-	-	-	-	-	-	-	353,242,437	353,242,437
- Other comprehensive income/(loss) for the year	-	-	-	(327,519,712)	(1,470,386)	-	-	-	(328,990,098)

- Distribution of Retained Earnings approved by the Shareholders’ Meeting held on April 26, 2024 (Note 44 to the consolidated financial statements):
Legal reserve	-	-	-	-	-	71,662,188	-	(71,662,188)	-
Other	-	-	-	-	-	-	286,648,751	(286,648,751)	-

- Distribution of Dividends approved by the Shareholders’ Meeting held on April 26, by the BCRA on May 3 and by the Board of Directors at its meeting held on May 6, 2024 (Note 44 to the consolidated financial statements):

Dividends in kind and in cash (1)	-	-	-	-	-	-	(507,501,293)	-	(507,501,293)

Balances at fiscal year end	612,710	6,744,974	902,627,443	49,037,164	(10)	652,586,631	614,013,052	353,242,437	2,578,864,401

(1) Dividends per share amounts to pesos 431.24 (in nominal values).
The accompanying explanatory notes and exhibits are an integral part of these separate financial statements.

SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

	2023
	Share	Non-capitalized		Other Comprehensive
	capital	contributions		Income		Reserves
Transactions	Outstanding shares	Share premium	Equity adjustments	Income/(loss) on financial instruments at fair value through OCI	Other	Legal	Other	Retained earnings	Total

Restated balances at the beginning of the year	612,710	6,744,974	902,627,443	(50,849,759)	(91)	501,141,870	685,322,910	398,912,866	2,444,512,923

Total comprehensive income for the year
- Net income for the year	-	-	-	-	-	-	-	358,310,939	358,310,939
- Other comprehensive income for the year	-	-	-	427,406,635	1,470,467	-	-	-	428,877,102

- Distribution of Retained Earnings approved by the Shareholders’ Meeting held on April 28, 2023 (Note 44 to the consolidated financial statements):
Legal reserve	-	-	-	-	-	79,782,573	-	(79,782,573)	-
Other	-	-	-	-	-	-	319,130,293	(319,130,293)	-

- Distribution of dividends approved by the Superintendency of Financial and Foreign Exchange Institutions of the BCRA on May 31 and by the Board of Directos at its meeting held on June 7, 2023 (Note 44 to the consolidated financial statements)::
Dividends in kind (1)	-	-	-	-	-	-	(169,587,609)	-	(169,587,609)

Balances at fiscal year-end	612,710	6,744,974	902,627,443	376,556,876	1,470,376	580,924,443	834,865,594	358,310,939	3,062,113,355
(1) Dividends per share amounts to pesos 58.05 (in nominal values).
The accompanying explanatory notes and exhibits are an integral part of these separate financial statements.

SEPARATE STATEMENT OF CASH FLOWS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2024 AND 2023

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

Accounts	12.31.24	12.31.23

Cash flows from operating activities

Income before income tax	420,118,331	639,373,411

Adjustment for total monetary income for the year	1,415,780,136	1,847,213,799

Adjustments to obtain cash flows from operating activities:	910,712,418	(952,084,526)

Depreciation and amortization	78,850,605	61,735,169
Impairment of financial assets	213,195,917	163,296,789
Effect of foreign exchange changes on cash and cash equivalents	541,752,686	(1,246,634,568)
Other adjustments	76,913,210	69,518,084

Net decreases from operating assets:	(8,332,859,448)	(10,130,827,785)

Debt securities at fair value through profit or loss	140,099,192	(622,271,032)
Derivative instruments	1,240,019	(31,024,615)
Repo transactions and surety bonds	1,069,328,997	(3,335,569,545)
Loans and other financing	(6,458,829,765)	(4,526,347,886)
Non-financial government sector	(1,151,102)	(1,077,758)
Other financial institutions	(136,942,905)	(60,484,218)
Non-financial private sector and residents abroad	(6,320,735,758)	(4,464,785,910)
Other debt securities	(2,715,012,124)	(436,591,029)
Financial assets pledged as collateral	(176,852,287)	(719,787,671)
Investments in equity instruments	(6,780,819)	(9,701,801)
Other assets	(186,052,661)	(449,534,206)

Net increases from operating liabilities:	8,536,504,973	9,861,711,879

Deposits	7,796,724,600	7,992,297,899
Non-financial Government sector	206,884,091	73,165,965
Financial sector	27,056,672	55,653,870
Non-financial Private Sector and Residents Abroad	7,562,783,837	7,863,478,064
Liabilities at fair value through profit or loss	(16,571,099)	23,064,821
Derivative instruments	1,824,916	8,296,920
Repo transactions and surety bonds	8,331,275	79,692
Other liabilities	746,195,281	1,837,972,547

Income tax paid	(270,163,641)	(6,939,740)

Total cash flows generated by operating activities	2,680,092,769	1,258,447,038

SEPARATE STATEMENT OF CASH FLOWS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2024 AND 2023

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

Accounts	12.31.24	12.31.23

Cash flows from investing activities

Payments:	(164,998,659)	(95,975,072)

Purchase of property and equipment, intangible assets and other assets	(163,494,433)	(91,420,551)
Other payments related to investing activities	(1,504,226)	(4,554,521)

Collections:	17,568,419	19,222,412

Other collections related to investing activities	17,568,419	19,222,412

Total cash flows used in investing activities	(147,430,240)	(76,752,660)

Cash flows from financing activities

Payments:	(104,378,738)	(28,336,084)

Dividends	(90,609,727)	(606,095)
Financing from local financial institutions	(706,078)	(14,171,242)
Payment of lease liabilities	(13,062,933)	(13,558,747)

Collections:	116,842,795	1,816,673

Non-subordinated corporate bonds	79,261,804	-
Other collections related to financing activities	37,580,991	1,816,673

Total cash flows generated by / (used in) financing activities	12,464,057	(26,519,411)

Effect of exchange rate changes on cash and cash equivalents	(541,752,686)	1,246,634,568
Effect of net monetary income/(loss) of cash and cash equivalents	(1,672,940,749)	(1,921,749,003)

Total changes in cash flows	330,433,151	480,060,532
Restated cash and cash equivalents at the beginning of the year (Note 4)	2,486,440,532	2,006,380,000
Cash and cash equivalents at fiscal year-end (Note 4)	2,816,873,683	2,486,440,532

The accompanying explanatory notes and exhibits are an integral part of these separate financial statements.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

1. Basis for the preparation of separate financial statements

As mentioned in Note 2 to the consolidated financial statements, the Bank presents consolidated financial statements in accordance with the financial reporting framework set forth by the Argentine Central Bank (BCRA).

These financial statements of the Bank are supplementary to the consolidated financial statements mentioned above and are intended for the purposes of complying with legal and regulatory requirements.

2. Basis for the preparation of these financial statements and applicable accounting standards

These separate financial statements of the Bank were prepared in accordance with the financial reporting framework set forth by the BCRA (Communication “A” 6114 as supplemented by the BCRA). Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on IFRS Accounting Standards (International Financial Reporting Standards) as issued by the IASB (International Accounting Standards Board) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the International Financial Reporting Standards (IFRS), the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

Out of the exceptions set forth by the BCRA to the application of current IFRS Accounting Standards, the following affects the preparation of these separate financial statements:

(1)	Within the framework of the convergence process to IFRS Accounting Standards established by Communication “A” 6114, as amended and supplemented, the BCRA provided that for fiscal years starting on or after January 1, 2020, financial institutions defined as “Group A” according to BCRA regulations, as such is the case of the Entity, are required to start to apply paragraph 5.5 “Impairment” of IFRS 9 “Financial Instruments” (paragraphs B5.5.1 through B5.5.55) except for exposures to the public sector, considering the exclusion set forth by Communication “A” 6847.

Had the abovementioned paragraph 5.5. “Impairment” been applied in full, according to an estimate made by the Entity, as of December 31, 2024 and 2023, its shareholders’ equity would have been reduced by 5,104,941 and 20,384,548, respectively.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Entity comply with the IFRS Accounting Standards that have been currently approved and are applicable in the preparation of these separate financial statements in accordance with the IFRS Accounting Standards as adopted by the BCRA as per Communication “A” 7411. In general, the BCRA does not allow the early application of any IFRS Accounting Standards, unless otherwise specified.

Likewise, the BCRA by means of Communications "A" 6323 and 6324 established guidelines for the preparation and presentation of financial statements of financial entities as from fiscal years beginning on January 1, 2018, including additional information requirements as well as the information to be presented in the form of Exhibits.

To avoid duplication of information already provided, we refer to the consolidated financial statements regarding:

–	General information (Note 1 to the consolidated financial statements)

–	Figures stated in thousands of pesos (Note 2.1.2. to the consolidated financial statements)

–	Presentation of Statement of Financial Position (Note 2.1.3 to the consolidated financial statements)

–	Comparative information (Nota 2.1.4. to the consolidated financial statements)

–	Measuring unit (Nota 2.1.5. to the consolidated financial statements)
–	Summary of significant accounting policies (Note 2.3 to the consolidated financial statements), except for the measurement of ownership interests in subsidiaries
–	Accounting judgments, estimates and assumptions (Note 2.4. to the consolidated financial statements)
–	Regulatory changes introduced during this fiscal year y New pronouncements (Note 2.5. and 2.6. respectively, to the consolidated financial statements)
–	Transcription to the books (Nota 2.7. to the consolidated financial statements)
–	Provisions (Note 23 to the consolidated financial statements)
–	Share capital (Note 26 to the consolidated financial statements)
–	Fair values of financial instruments (Note 40 to the consolidated financial statements)
–	Segment reporting (Note 41 to the consolidated financial statements)
–	Related parties (Note 42 to the consolidated financial statements)
–	Financial instruments risks (Note 43 to the consolidated financial statements)
–	Restrictions to the distribution of earnings (Note 44 to the consolidated financial statements)
–	Banking deposits guarantee insurance system (Note 46 to the consolidated financial statements)
–	Compliance with the provisions to act in the different categories of agent defined by the Argentine Securities Commission (Note 48 to the consolidated financial statements)
–	Compliance with the provisions of the Argentine Securities Commission – Documentation (Note 49 to the consolidated financial statements)
–	Trust activities (Note 50 to the consolidated financial statements)
–	Mutual funds (Note 51 to the consolidated financial statements)
–	Penalties and administrative proceedings instituted by the BCRA (Note 52 to the consolidated financial statements)
–	Capital management and corporate governance transparency policy (Note 53 to the consolidated financial statements)
–	Subsequent events (Note 54 to the consolidated financial statements)

3. Significant accounting policies

Investments in subsidiaries

Subsidiaries are all entities controlled by the Bank. The Bank controls an entity if it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Bank reassesses whether it has control when there are changes to one or more of the elements of control.

Ownership interests in subsidiaries are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. After initial recognition, the financial statements include the Bank's share in the profit or loss and OCI of investments accounted for using the equity method, until the date when the control, significant influence or joint control cease.

The financial statements as of December 31, 2024 of the subsidiaries BBVA Asset Management Argentina S.A.U. and Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (under liquidation proceedings) were adjusted considering the financial reporting framework set forth by the BCRA in order to present financial information in constant terms.

4. Cash and deposits in banks

Breakdown is as follows:

	12.31.24	12.31.23

Cash	1,781,763,435	1,583,725,734
BCRA - Unrestricted current account	757,637,118	781,551,804
Balances with other local and foreign financial institutions	277,473,130	121,162,994

TOTAL	2,816,873,683	2,486,440,532

The balances of Cash and deposits in banks as of December 31, 2022 amounted to 2,006,380,000.

Analysis of the evolution of financing activities

The following table provides a reconciliation between the opening and closing balances of the main liabilities arising from financing activities:

	12.31.24	12.31.23
Financial liabilities

Opening balance	59,084,401	48,539,813

Cash flows
Issuance – Non-subordinated corporate bonds	79,261,804	-
Collections related to financing activities	37,580,991	1,816,673
Payment of principal – Non-subordinated corporate bonds and financing from local financial institutions	(706,078)	(14,171,242)
Leases	(13,062,933)	(13,558,747)

Transactions that do not generate cash flows
Additions - Right of use of leased properties	13,670,422	20,795,120
Accrued interest and adjustments	16,025,982	11,883,988
Monetary gain/(loss) generated by financial liabilities	(36,199,749)	3,778,796

Balance at fiscal year-end	155,654,840	59,084,401

5. Debt securities at fair value through profit or loss

Breakdown is as follows:

	12.31.24	12.31.23

Government securities	91,509,123	487,251,845
Private securities – Corporate bonds	-	4,682,554

TOTAL	91,509,123	491,934,399

A breakdown of this information is provided in Exhibit A.

6. Derivative instruments

In the ordinary course of business, the Bank carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset and interest rate swap transactions and options. These transactions do not qualify as hedging pursuant to IFRS 9 - “Financial Instruments”.

The aforementioned instruments are measured at fair value and were recognized in the Consolidated Statement of Financial Position in the item “Derivative instruments”. Changes in fair values were recognized in the Consolidated Statement of Income in “Net income from measurement of financial instruments at fair value through profit or loss”.

Breakdown is as follows:

Assets

	12.31.24	12.31.23

Debit balances linked to foreign currency forwards pending settlement in pesos	9,270,169	18,588,677
Debit balances linked to interest rate swaps - floating rate for fixed	593,293	-
Income from put options taken (1)	-	3,191,736

TOTAL	9,863,462	21,780,413

(1) On July 18, 2024, the Bank undertook the bidding process for terminating the liquidity options related to government securities issued by the BCRA (Central Bank of Argentina) and existing in the Bank’s portfolio (Communiqués “B” 12,847 and “A” 7,546). As a result of such process, put options for a face value of 546,974,473,392 were delivered.

Liabilities

	12.31.24	12.31.23

Credit balances linked to foreign currency forwards pending settlement in pesos	3,858,635	4,671,486

TOTAL	3,858,635	4,671,486

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and in Euros as applicable, as well as the base value of interest rate swaps and put options taken are reported below:

	12.31.24	12.31.23

Foreign currency forwards

Foreign currency forward purchases - US$	718,460	169,836

Foreign currency forward sales - US$	705,015	119,093

Foreign currency forward sales - Euros	3,451	5,500

Interest rate swaps

Fixed rate for floating rate (1)	7,044,000

Put options

Put options taken (2)		142,183,107

(1)       Floating rate: Badlar rate, interest rate for deposits over one million pesos, for a term of 30 to 35 days.

(2)       On July 18, 2024, the Bank undertook the bidding process for terminating the liquidity options related to government securities issued by the BCRA (Central Bank of Argentina) and existing in the Bank’s portfolio (Communiqués “B” 12,847 and “A” 7,546). As a result of such process, put options for a face value of 546,974,473,392 were delivered.

7. Repo transactions and surety bonds

Breakdown is as follows:

Reverse repurchase transactions and surety bonds

	12.31.24	12.31.23

Amounts receivable for reverse repurchase transactions of BCRA Liquidity Bills/Notes (1)	-	2,618,426,757

TOTAL	-	2,618,426,757

(1)	As of December 31, 2023, repurchase transactions involving BCRA liquidity bills fell due on January 2, 2024.

Repurchase transactions and surety bonds

No repurchase transactions or surety bonds were accounted for as of December 31, 2024 and 2023.

8. Other financial assets

Breakdown is as follows:

	12.31.24	12.31.23

Measured at amortized cost

Other receivables	143,215,543	106,262,727
Financial debtors from spot transactions pending settlement	64,541,525	2,007,555
Receivables from sale of ownership interest in Prisma Medios de Pago S.A. (1)	34,869,174	88,138,521
Non-financial debtors from spot transactions pending settlement	9,746,206	1,904,520
Other	657,095	276,761

	253,029,543	198,590,084

Allowance for loan losses (Exhibit R)	(1,577,303)	(2,697,967)

TOTAL	251,452,240	195,892,117

(1)	On October 1, 2021, the Bank, together with the other Class B Shareholders, gave notice of the exercise of the put option and therefore initiated the procedure to sell 49% of the capital stock in the company Prisma Medios de Pago S.A.

On March 18, 2022, the transfer of all the remaining shareholding of the Bank in Prisma Medios de Pago S.A. was consummated for a price of US$ 40,038,122. Such amount will be paid as follows: (i) 30% in Pesos adjustable by CER (UVA) at an annual nominal rate of 15% and (ii) 70% in US Dollars at an annual nominal rate of 10% within a term of six years.

9. Loans and other financing

The Bank holds loans and other financing under a business model intended to collect contractual cash flows. Therefore, the Bank measures loans and other financing at amortized cost. Breakdown is as follows:

	12.31.24	12.31.23

Credit cards	2,052,689,770	1,530,126,592
Notes	1,098,210,199	692,636,024
Loans for the prefinancing and financing of exports	1,003,823,052	333,614,287
Consumer loans	791,776,182	329,825,691
Discounted instruments	730,263,083	316,217,724
Overdrafts	643,005,825	384,385,683
Mortgage loans	234,142,459	172,913,557
Other financial institutions	172,191,770	89,390,031
Pledge loans	65,793,442	43,237,228
Consumer loans	44,037,993	22,220,472
Receivables from finance leases	23,543,769	23,018,460
Non-financial government sector	964,726	316,210
Instruments purchased	920,747	6,566,782
Other financing	552,617,420	280,738,959

	7,413,980,437	4,225,207,700

Allowance for loan losses (Exhibit R)	(168,906,824)	(104,039,680)

TOTAL	7,245,073,613	4,121,168,020

The Bank entered into finance lease agreements related to vehicles and machinery and equipment. The following table shows the total gross investment in the finance leases (lease-purchase agreement) and the current value of the minimum collections to be received thereunder:

	12.31.24		12.31.23
Term	Total investment	Current value of minimum payments	Total investment	Current value of minimum payments

Up to 1 year	14,837,419	5,761,665	19,406,572	5,489,055
From 1 to 2 years	13,840,471	6,832,742	17,857,811	5,616,071
From 2 to 3 years	10,521,814	6,563,738	14,779,283	6,710,041
From 3 to 4 years	3,974,129	2,646,884	7,972,993	4,779,270
From 4 to 5 years	1,404,184	965,409	679,374	424,023
More than 5 years	1,040,932	773,331	-	-

TOTAL	45,618,949	23,543,769	60,696,033	23,018,460
	45,618,949	23,543,769	60,696,033	23,018,460
Share capital		23,005,860		21,938,821
Interest accrued		537,909		1,079,639

TOTAL		23,543,769		23,018,460

The breakdown of loans and other financing according to credit performance as per the criteria set forth by the BCRA are presented in Exhibit B. The information on concentration of loans and other financing is presented in Exhibit C to these separate financial statements. The reconciliation of the information included in those Exhibits to the carrying amounts is shown below:

	12.31.24	12.31.23

Total Exhibit B and C	7,657,561,524	4,471,440,343
Plus:
Loans to personnel	44,037,993	22,220,472
Interest and other items accrued receivable from financial assets with credit value impairment	2,787,974	1,650,224

Less:
Allowance for loan losses (Exhibit R)	(168,906,824)	(104,039,680)
Adjustments for effective interest rate	(22,755,311)	(24,168,067)
Corporate bonds and other private securities	(38,325,222)	(20,450,984)
Loan commitments	(229,326,521)	(225,484,288)

Total Loans and other financing	7,245,073,613	4,121,168,020

Note 43.2 to the consolidated financial statements contains information on credit risk associated with loans and other financing and allowances measured using the expected credit loss model.

As of December 31, 2024 and 2023, the Bank holds the loan commitments booked in off- balance sheet accounts according to the financial reporting framework set forth by the BCRA:

	12.31.24	12.31.23

Overdrafts and receivables agreed not used	108,991,201	39,579,775
Secured loans	60,605,351	96,768,335
Liabilities related to foreign trade transactions	56,283,756	83,191,444
Guarantees granted	3,446,213	5,944,734

TOTAL	229,326,521	225,484,288

Risks related to the aforementioned loan commitments are assessed and controlled within the framework of the Bank's credit risks policy.

10. Other debt securities

Breakdown is as follows:

10.1. Financial assets measured at amortized cost

	12.31.24	12.31.23

Argentine Treasury Bonds in pesos. Maturity 08-23-2025	125,492,302	107,798,424
Argentine Treasury Bonds in pesos. Maturity 05-23-2027	24,039,592	70,570,093
Argentine Treasury Bonds in pesos at 0.7% Badlar Private Rate. Maturity 11-23-2027	10,372,413	32,167,645

TOTAL	159,904,307	210,536,162

10.2. Financial assets measured at fair value through OCI

	12.31.24	12.31.23

Government securities (1)	2,262,027,285	1,126,070,483
Private securities - Corporate bonds	37,554,734	19,509,778
BCRA Notes	37,098,912	-
Local BCRA Bills	-	151,937,663
BCRA Liquidity Bills	-	131,605,207

TOTAL	2,336,680,931	1,429,123,131

In addition, see information under Debt Swap, Note 9.2 to the consolidated financial statements.

11. Financial assets pledged as collateral

As of December 31, 2024 and 2023, the Bank pledged as collateral the following financial assets:

		12.31.24	12.31.23

BCRA - Special guarantee accounts (Note 40.1)	(1)	211,771,973	211,069,288
Deposits as collateral	(2)	126,162,307	60,889,261
Guarantee trust - Government securities at fair value through OCI	(3)	125,000,331	284,391,744
Guarantee trust - USD - Government and private securities at fair value through OCI	(4)	30,406	13,386,266

TOTAL		462,965,017	569,736,559
(1)	Special guarantee current accounts opened at the BCRA for transactions related to the automated clearing houses and other similar entities.
(2)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad and leases.
(3)	Set up as collateral to operate with Rosario Futuros Exchange (ROFEX), Bolsas y Mercados Argentinos S.A. (BYMA) and Mercado Abierto Electrónico S.A. (MAE) on foreign currency forward transactions and futures contracts. The trust is composed of Treasury Bonds in pesos adjusted by Cer due 2025 and 2026 (Species T2X5, TX26 and TZXD5). As of December 31, 2023, the trust was composed of species T2X4, T2X5 and TX26. As of December 31, 2024, the trust is composed of dollars in cash. As of December 31, 2023, the trust was composed of dollars in cash, Treasury Bonds (TV24D) and Private Securities (LUC40, PQCOO and PQCHO).

12. Income tax

This tax should be booked using the liability method, recognizing (as credit or debt) the tax effect of temporary differences between the accounting valuation and the tax valuation of assets and liabilities, and its subsequent allocation to income or loss for the year in which its reversion occurs, also considering the possibility of taking advantage of tax losses in the future.

12.1. Current income tax assets

Breakdown is as follows:

	12.31.24	12.31.23

Tax advances	45,178,817	-

	45,178,817	-

12.2. Current income tax liabilities

The composition of current income tax liabilities disclosed in the Separate Statement of Financial Position is as follows:

	12.31.24	12.31.23

Income tax provision	-	419,300,071
Tax advances	-	(4,300,772)
Collections and withholdings	-	(139,420)

	-	414,859,879

12.3. Deferred income tax

The composition and evolution of deferred income tax assets and liabilities is as follows:

Account		Changes recognized through		12.31.24
	Al 12.31.23	Profit or loss	OCI	Deferred tax asset	Deferred tax liability

Allowance for loan losses	26,850,890	18,203,455	-	45,054,345	-
Provisions	77,535,032	(21,493,729)	-	56,041,303	-
Loans and cards commissions	7,861,283	(383,517)	-	7,477,766	-
Organizational expenses and others	(36,728,137)	(7,611,546)	-	-	(44,339,683)
Property and equipment and miscellaneous assets	(90,833,311)	9,917,486	-	-	(80,915,825)
Debt securities and investments in equity instruments	(37,978,553)	23,146,161	-	-	(14,832,392)
Tax inflation adjustment	2,300,966	(2,300,966)	-	-	-
Tax loss	-	49,188,800	-	49,188,800	-
Other	113	(61)	-	52	-

Balance	(50,991,717)	68,666,083	-	157,762,266	(140,087,900)

Offsettings				(140,087,900)	140,087,900

Net deferred assets				17,674,366	-

Account		Changes recognized through		As of 12.31.23
	As of 12.31.22	Profit or loss	OCI	Deferred tax asset	Deferred tax liability

Allowance for loan losses	31,937,151	(5,086,261)	-	26,850,890	-
Provisions	85,541,940	(8,006,908)	-	77,535,032	-
Loans and cards commissions	8,280,147	(418,864)	-	7,861,283	-
Organizational expenses and others	(32,811,674)	(3,916,463)	-	-	(36,728,137)
Property and equipment and miscellaneous assets	(88,049,602)	(2,783,709)	-	-	(90,833,311)
Debt securities and investments in equity instruments	(64,606,236)	245,981,788	(219,354,105)	-	(37,978,553)
Tax inflation adjustment	14,330,683	(12,029,717)	-	2,300,966	-
Other	292	(179)	-	113	-

Balance	(45,377,299)	213,739,687	(219,354,105)	114,548,284	(165,540,001)

Offsettings				(114,548,284)	114,548,284
Net deferred liabilities				-	(50,991,717)

12.4. Income tax

Below are the main components of the income tax expense in the separate financial statements:

	12.31.24	12.31.23

Current income tax expense	(135,541,977)	(494,802,420)
Income/(loss) from deferred income tax	68,666,083	213,739,948

Income tax recognized through profit or loss	(66,875,894)	(281,062,472)

Income tax recognized through OCI	172,189,405	(219,354,105)

Total income tax	105,313,511	(500,416,577)

The Bank's effective tax rate calculated on the income tax recognized in the income statement for the fiscal year ended December 31, 2024 and 2023 was 16% and 44%, respectively.

Below is a reconciliation between the tax that would result from applying the current tax rate on income before income tax and the income tax expense recognized in profit or loss as of December 31, 2024, comparative with the previous year:

	12.31.24	12.31.23

Income before income tax	420,118,331	639,373,411
Income tax rate	35%	35%

Tax on taxable income	147,041,416	223,780,694

Permanent differences:
Non-taxable income	(13,373,091)	(10,109,605)
Non-income tax deductible expenses	2,065,238	615,903
Accounting inflation adjustment	671,044,397	836,705,737
Tax inflation adjustment	(747,995,883)	(737,233,422)
Other	8,093,817	(32,696,835)

Income tax expense	66,875,894	281,062,472

13. Investments in equity instruments

Breakdown is as follows:

13.1. Investments in equity instruments through profit or loss

	12.31.24	12.31.23

Private securities - Shares of other non-controlled companies (1)	8,155,134	7,024,887

TOTAL	8,155,134	7,024,887

(1) See Exhibit A to the separate financial statements.

13.2. Investments in equity instruments through other comprehensive income

	12.31.24	12.31.23

Compensadora Electrónica S.A.	2,436,994	1,941,974
Mercado Abierto Electrónico S.A.	1,011,785	1,114,544
Banco Latinoamericano de Exportaciones S.A.	735,975	880,780
Seguro de Depósitos S.A.	268,270	314,132
Other	49,549	71,147

TOTAL	4,502,573	4,322,577

14. Investments in subsidiaries

The Bank has investments in the following entities over which it has a control or significant influence which are measured by applying the equity method:

	12.31.24	12.31.23

Subsidiaries
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	30,814,765	24,811,868
Volkswagen Financial Services Compañía Financiera S.A.	29,407,389	25,152,144
PSA Finance Arg. Cía. Financiera S.A.	13,651,813	14,685,891
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) (3)	189,103	322,880

Associates
Rombo Compañía Financiera S.A.	10,358,064	6,701,552
BBVA Seguros Argentina S.A.	7,416,514	10,256,766
Interbanking S.A.	3,375,717	4,595,583
Play Digital S.A. (1)	1,930,078	4,252,970
Openpay Argentina S.A. (2)	737,620	1,122,176

TOTAL	97,881,063	91,901,830

(1)	To establish the value of this investment, accounting information from Play Digital S.A. has been used as of September 30, 2024. Additionally, significant transactions carried out or events that occurred between October 1, 2024 and December 31, 2024 have been considered. In addition, on February 27, 2023 and October 18, 2023, capital contributions were made in the amount of 396,030 (2,375,465 in restated values) and 600,969 (1,852,294 in restated values), respectively. Besides, on August 23, 2024, a new capital contribution was made for 427,401 (477,730 in restated values).
(2)	On April 19, 2023, the amount of 29,205 (150,081 in restated values) in shares were subscribed for and paid in cash. It is worth mentioning that on July 4, 2024, a new capital contribution was made, amounting to 250,377 (291,537 in restated values), which was also paid in in cash.
(3)	On November 28, 2023, a contribution in cash was made for 120,000 (327,849 in restated values). The Bank subscribed 64,667 (176,682 in restated values) and BBVA subscribed 55,333 (151,167 in restated values).

In addition, see also the information under Offer to purchase 50% of FCA Compañía Financiera S.A. in Note 2.2 to the consolidated financial statements.

15. Property and equipment

Breakdown is as follows:

	12.31.24	12.31.23

Real Estate	436,423,792	484,540,109
Furniture and facilities	82,600,627	83,316,895
Right of use - Real estate	56,934,426	52,982,365
Machinery and equipment	48,435,192	17,154,428
Works in progress	19,862,736	8,884,230
Vehicles	1,907,631	2,182,022

TOTAL	646,164,404	649,060,049

The breakdown of lease assets and liabilities as well as interest and foreign exchange differences recognized in profit or loss is disclosed in Note 25 to these separate financial statements.

As mentioned in Note 2.3.12, as of December 31, 2024, the recoverable value of Property and equipment exceeds its accounting balance.

As of December 31, 2023, the impairment of certain assets carried under property and equipment was recognized for 4,576,625.

The changes in this item for the years 2024 and 2023 are reported in Exhibit F.

16. Intangible assets

Breakdown is as follows:

	12.31.24	12.31.23

Own systems development expenses	68,621,326	71,684,825

TOTAL	68,621,326	71,684,825

The changes in this item for the years 2024 and 2023 are reported in Exhibit “G”.

17. Other non-financial assets

Breakdown is as follows:

	12.31.24	12.31.23

Investment properties	133,263,322	130,990,523
Prepayments	27,975,865	26,419,876
Advances to suppliers of goods	17,336,437	14,377,596
Tax advances	15,011,493	16,354,505
Other miscellaneous assets	12,557,834	1,632,651
Advances to personnel	10,976,759	18,525,667
Foreclosed assets	112,974	122,332
Other	2,608,128	16,982,226

TOTAL	219,842,812	225,405,376

Investment properties include pieces of real estate leased to third parties. The average term of lease agreements is 6 years. Subsequent renewals are negotiated with the lessee. The Group has classified these leases as operating leases, since these arrangements do not substantially transfer all risks and benefits inherent to the ownership of the assets. The rental income is recognized under “Other operating income” on a straight-line basis during the term of the lease.

The changes in investment property for the years 2024 and 2023 are reported in Exhibit F.

As mentioned in note 2.3.12 as of December 31, 2024 and 2023, the recoverable value of Investment properties does not exceed its accounting balance considering the impairment recorded as of such dates in the properties detailed below:

Account	Impairment
	12.31.24	12.31.23

Real Estate – Torre BBVA	(16,683,862)	-
Real Estate – Della Paolera	(10,877,934)	-
Real Estate – Edificio Tesla	(8,605,852)	-
Real Estate - Viamonte	(1,487,587)	(518,959)

TOTAL	(37,655,235)	(518,959)

18. Non-current assets held for sale

It includes pieces of real estate located in the Argentine Republic, which the Bank’s Board of Directors agreed to sell in the short term. Breakdown is as follows:

	12.31.24	12.31.23

Real Estate held for sale – Villa del Parque	1,509,906	-
Real Estate held for sale - Llavallol	829,952	-
Real Estate held for sale - Fisherton(1)	590,642	1,041,944
Real Estate held for sale - Avellaneda	344,844	-
Real Estate held for sale - Villa Lynch	272,859	272,859
Real Estate held for sale - Bernal	201,437	201,437
Real Estate held for sale – Mendoza	-	339,523

TOTAL	3,749,640	1,855,763

(1) On January 13, 2025, the real estate held for sale – Fisherton was sold. See Note 54 – Subsequent events to the consolidated financial statements.

As mentioned in note 2.3.12 as of December 31, 2024 and 2023, the recoverable value of non-current assets held for sale does not exceed its accounting balance considering the impairment recorded as of such dates detailed below:

Account	Impairment
	12.31.2024	12.31.2023

Real Estate held for sale - Fisherton	(990,686)	(539,384)

TOTAL	(990,686)	(539,384)

19. Deposits

The information on concentration of deposits is disclosed in Exhibit H. Breakdown is as follows:

	12.31.24	12.31.23

Non-financial Government sector	120,614,473	74,112,350
Financial sector	39,420,028	32,910,554
Non-financial Private Sector and Residents Abroad	9,801,661,668	7,828,657,911
Savings accounts	4,569,073,350	3,746,628,663
Time deposits	3,092,560,572	1,637,375,251
Checking accounts	1,781,495,670	1,989,617,940
Investment accounts	303,754,063	396,604,568
Other	54,778,013	58,431,489

TOTAL	9,961,696,169	7,935,680,815

20. Liabilities at fair value through profit or loss

Breakdown is as follows:

	12.31.24	12.31.23

Liabilities for government securities transactions	-	22,495,621

TOTAL	-	22,495,621

21. Other financial liabilities

Breakdown is as follows:

	12.31.24	12.31.23

Obligations from financing of purchases	907,432,486	612,362,960
Collections and other transactions on behalf of third parties	103,696,454	88,853,549
Lease liabilities (Note 25)	32,304,337	51,180,041
Cash and cash equivalents from spot purchases or sales pending settlement	30,361,873	741,090
Payment orders pending credit	29,455,350	31,141,331
Funds collected under ARCA’s instructions	19,127,288	160,877,424
Receivables for spot purchases pending settlement	8,942,092	1,673,811
Commissions accrued payable	170,833	27,987
Other	59,528,232	19,459,479

TOTAL	1,191,018,945	966,317,672

22. Financing received from the BCRA and other financial institutions

Breakdown is as follows:

	12.31.24	12.31.23

Foreign financial institutions	43,776,917	5,818,767
Local financial institutions	777,203	1,847,519
BCRA	232,917	238,074

TOTAL	44,787,037	7,904,360

23. Corporate bonds issued

As of December 31, 2024, the balances related to corporate bonds of the Bank were as follows:

Detail	Issuance date	Nominal value	Maturity	Rate	Payment of interest	Outstanding securities as of 12.31.24	Outstanding securities as of 12.31.23

Class 29 BBVA	09.23.2024	24,500,000	06.23.2025	BADLAR + 5%	Quarterly	24,500,000	-
Class 30 BBVA	12.12.2024	15,088,235	09.12.2025	FIXED TEM 2.75%	Upon maturity	15,088,235	-
Class 31 BBVA	12.12.2024	37,706,733	12.12.2025	TAMAR + 2.74%	Quarterly	37,706,733	-

				Total Principal		77,294,968	-
				Accrued Interest		1,268,498	-
				Total Principal and Interest accrued		78,563,466	-

Definitions

BADLAR RATE: Interest rate for deposits over 1 (one) million pesos, for a term of 30 to 35 days.

TAMAR RATE: Interest rate for deposits over 1 (one) billion, for a term of 30 to 35 days.

Below is a detail of current Corporate Bonds Global Program:

Company	Authorized Amount	Type of Corporate Bond	Program Term	Date of Approval by Shareholders/Board of Directors	CNV Approval
Banco BBVA Argentina S.A.	U$S 500,000 thousand or its equivalent	Non-subordinated, simple corporate bonds not convertible into shares, secured, if permitted by current regulations, with floating and/or special guarantees, and/or subordinated, convertible or not into shares, secured.	5 years	Approved by Shareholders' Meeting on 07/15/2003, 04/26/2007, 03/28/2008, 03/30/2011, 03/26/2012, 04/09/2013, and 04/10/2018. Approved at Board Meetings on 08/31/2004, 12/07/2004, 09/24/2008, 09/23/2009, 12/22/2009, 06/24/2022, 12/20/2022, and 05/22/2024.	Resolution No. 14,967 dated 11/29/2004, extended by Resolution No. 16,010 dated 11/06/2008. The increase in the total outstanding amount of the Program was authorized by Resolution No. 16,611 dated 07/21/2011 and Resolution No. 16,826 dated 05/30/2012. Additionally, a new extension of the Program term was authorized by Resolution No. 17,127 dated 07/11/2013, while the amendment to its general terms and conditions, extension of its validity, and increase in the maximum amount were authorized by Resolution No. RESFC-2018-19516-APN-DIR#CNV dated 05/17/2018. Finally, the extension of the Program term, reduction of the amount, and amendment to certain terms and conditions were authorized by Provision No. DI-2022-36-APN-GE#CNV dated 07/13/2022 by the CNV.

24. Other non-financial liabilities

Breakdown is as follows:

	12.31.24	12.31.23

Miscellaneous creditors	251,939,776	271,079,740
Short-term personnel benefits	107,496,909	130,898,426
Other collections and withholdings	92,331,306	91,271,128
Advances collected	70,010,381	107,360,783
Other taxes payable	40,723,051	70,416,708
For contract liabilities	6,695,211	3,708,739
Long-term personnel benefits	4,574,894	6,944,064
Termination benefits payable	4,280,110	2,529,395
Social security payment orders pending settlement	967,585	807,763
Other	1,282,024	1,395,603

TOTAL	580,301,247	686,412,349

25. Leases

The Bank as lessee

Below is a detail of the amounts related to the rights of use under leases and lease liabilities in force as of December 31, 2024 and 2023:

Rights of use under leases

The changes in this item for the years 2024 and 2023 are reported in Exhibit F.

Lease liabilities

Future minimum payments for lease agreements are as follows:

	In foreign currency	In local currency	12.31.24	12.31.23

Up to one year	852,573	179,824	1,032,397	2,649,323

From 1 to 5 years	18,392,659	3,537,237	21,929,896	38,279,010

More than 5 years	9,342,044	-	9,342,044	10,251,708

			32,304,337	51,180,041

Interest and exchange rate difference recognized in profit or loss

	12.31.24	12.31.23

Other operating expenses

Interest on lease liabilities (Note 38)	(4,087,574)	(3,706,187)

Exchange rate difference

Exchange rate difference for finance lease (loss)	(7,340,801)	(56,310,656)

26. Interest income

Breakdown is as follows:

	12.31.24	12.31.23

CER clause adjustment	983,381,376	822,980,303
Premium for reverse repurchase agreements	845,845,984	845,394,681
Interest from government securities	634,790,623	2,500,154,630
Interest from instruments	579,932,926	724,217,420
Interest from credit card loans	431,887,103	610,925,948
Interest from consumer loans	305,531,003	283,675,392
Interest from overdrafts	303,052,982	383,238,215
UVA clause adjustment	216,047,963	241,028,602
Interest from other loans	100,058,426	165,934,292
Interest from loans to the financial sector	61,255,856	71,775,295
Interest from pledge loans	24,777,246	30,773,149
Interest from loans for the prefinancing and financing of exports	16,660,568	5,236,271
Interest from mortgage loans	15,336,145	14,071,117
Interest from finance leases	10,519,249	17,389,067
Interest from private securities	4,358,370	7,541,862
Other financial interest income	7,870,230	4,973,817

TOTAL	4,541,306,050	6,729,310,061

27. Interest expense

Breakdown is as follows:

	12.31.24	12.31.23

Interest from time deposits	1,055,934,337	2,502,662,414
Interest from current accounts deposits	478,789,895	686,001,395
UVA clause adjustment	133,384,580	93,059,557
Interest from savings accounts deposits	18,335,036	15,584,182
Interest from other financial liabilities	12,124,063	2,251,187
Borrowing surety bond transactions	11,900,120	-
Interfinancial loans received	2,129,245	4,563,861
Premium for reverse repurchase agreements	810,774	54,412
Other financial interest expense	6,620	28,662

TOTAL	1,713,414,670	3,304,205,670

28. Commission income

Breakdown is as follows:

	12.31.24	12.31.23

For credit cards	274,458,562	254,933,228
Linked to liabilities	154,854,007	183,761,683
From foreign trade and foreign currency transactions	25,962,880	23,595,273
From insurance	19,779,102	20,981,896
Linked to securities	19,324,931	14,576,241
Linked to loans	12,741,899	8,690,774
Linked to loan commitments	841,081	887,281
From guarantees granted	443,434	229,657

TOTAL	508,405,896	507,656,033

29. Commission expenses

Breakdown is as follows:

	12.31.24	12.31.23

For credit and debit cards	151,594,142	148,465,714
For foreign trade transactions	61,852,231	40,302,506
For payment of wages	24,798,642	24,776,270
For new channels	18,907,569	13,154,114
For data processing	11,742,085	9,539,347
For advertising campaigns	659,815	2,207,485
Linked to transactions with securities	129,096	146,816
Other commission expenses	6,923,171	18,390,538

TOTAL	276,606,751	256,982,790

30. Net income (loss) from measurement of financial instruments at fair value through profit or loss

Breakdown is as follows:

	12.31.24	12.31.23

Gain/(loss) from government securities	154,522,823	(114,213,526)
Gain from corporate bonds	1,512,685	2,992,028
Gain from private securities	1,402,503	1,244,416
Interest rate swaps	1,030,476	(387,132)
Loss from put options	(685,766)	(1,137,120)
Gain/(loss) from foreign currency forward transactions	(14,889,122)	51,248,270
Others	2,876	372

TOTAL	142,896,475	(60,252,692)

31. Net income from write-down of assets at amortized cost and at fair value through OCI

Breakdown is as follows:

	12.31.24	12.31.23

Income from sale of government securities	234,784,949	72,267,736
Income from sale of private securities	5,307,852	16,123,518

TOTAL	240,092,801	88,391,254

32. Foreign exchange and gold gains/(losses)

Breakdown is as follows:

	12.31.24	12.31.23

Income from trading in foreign currency	59,043,073	86,181,018
Conversion of foreign currency assets and liabilities into pesos	(3,677,952)	373,285,689

TOTAL	55,365,121	459,466,707

33. Other operating income

Breakdown is as follows:

	12.31.24	12.31.23

Adjustments and interest on miscellaneous receivables	46,131,374	59,951,762
Rental of safe deposit boxes	22,306,092	17,572,045
Debit and credit card commissions	13,089,542	10,249,421
Loans recovered	11,792,854	14,739,729
Punitive interest	7,157,005	5,391,671
Rent	5,743,032	5,325,497
Fees expenses recovered	4,471,404	5,095,381
Commission from syndicated transactions	1,521,174	2,027,244
Allowances reversed	810,324	3,195
Other operating income	28,009,051	23,947,275

TOTAL	141,031,852	144,303,220

34. Impairment of financial assets

Breakdown is as follows:

	12.31.24	12.31.23

Financial assets at amortized cost
Loan loss allowance in pesos	206,973,207	129,132,287
Loan loss allowance in foreign currency	6,279,329	34,168,622

Financial assets at fair value through OCI
Correction of value due to credit losses	(56,619)	(4,120)

TOTAL	213,195,917	163,296,789

35. Personnel benefits

Breakdown is as follows

	12.31.24	12.31.23

Salaries	263,908,446	265,370,257
Other short-term personnel benefits	91,948,192	144,103,066
Social security withholdings and collections	81,411,072	87,960,794
Personnel compensation and bonuses	53,466,177	15,571,369
Personnel services	12,693,041	10,925,307
Termination personnel benefits (Exhibit J)	1,129,772	1,040,558
Other long-term personnel benefits	1,988,734	6,844,026

TOTAL	506,545,434	531,815,377

36. Administrative expenses

Breakdown is as follows:

	12.31.24	12.31.23

Taxes	121,196,320	111,865,841
Contracted administrative services	86,167,784	65,986,858
Rent	67,916,637	74,005,982
Armored transportation services	48,447,340	45,443,899
Maintenance and repair costs	48,202,153	45,965,274
Advertising	33,613,175	29,443,937
IT	32,586,746	62,900,839
Documents distribution	22,787,340	14,492,787
Electricity and communications	19,657,568	18,184,908
Security services	16,519,227	12,715,130
Other fees	14,833,515	13,843,420
Trade reports	11,570,401	9,845,645
Insurance	4,226,019	4,187,819
Representation and travel expenses	3,651,856	3,595,015
Stationery and supplies	767,366	813,631
Fees to Bank Directors and Supervisory Committee	597,055	601,186
Other administrative expenses	23,470,777	22,198,652

TOTAL	556,211,279	536,090,823

37. Asset depreciation and impairment

Breakdown is as follows:

	12.31.24	12.31.23

Property and equipment	53,835,322	44,872,728
Intangible assets	18,535,475	7,780,589
Right of use of leased real estate	3,778,042	4,998,731
Depreciation of other assets	2,701,766	2,347,254
Loss from sale or impairment of property, plant and equipment	-	1,735,867

TOTAL	78,850,605	61,735,169

38. Other operating expenses

Breakdown is as follows:

	12.31.24	12.31.23

Turnover tax	300,065,115	418,056,906
Other allowances (Exhibit J)	46,337,628	44,873,507
Loss from sale or impairment of investment property and other non-financial assets	37,587,578	518,959
Initial recognition of loans	26,576,994	25,415,254
Adjustment for restatement of dividends in constant currency	12,453,062	-
Contribution to the Deposit Guarantee Fund	10,925,231	12,419,279
Claims	4,142,449	5,541,215
Interest on liabilities from leases (Note 25)	4,087,574	3,706,187
Other operating expenses	30,745,250	37,504,001

TOTAL	472,920,881	548,035,308

39. Restricted assets

As of December 31, 2024 and 2023, the Bank has the following restricted assets:

a)	The Entity applied the following assets as security for loans agreed under the Global Credit Program for micro, small and medium-sized enterprises granted by the Inter-American Development Bank (IDB).
	12.31.24	12.31.23

Argentine Treasury Bonds adjusted by CER. Maturity 2026	5,873
Argentine Treasury Bonds adjusted by CER. Maturity 2024	-	27,871

Total	5,873	27,871

b)	Also, the Entity has accounts, deposits and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, forward transactions, foreign currency futures, court proceedings and leases in the amount of 462,965,017 and 569,736,559 as of December 31, 2024 and 2023, respectively (see Note 11 to these separate financial statements).

40. Minimum cash and minimum capital requirements

40.1. Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Accounts	12.31.24	12.31.23

Balances at the BCRA

BCRA - Current account not restricted	757,637,118	781,551,804
BCRA - Special guarantee accounts - restricted (Note 11)	211,771,973	211,069,288

	969,409,091	992,621,092

Government securities in pesos – At amortized cost (1)	159,904,307	210,536,162
Government securities in pesos – At fair value through OCI (1)	2,002,891,867	1,013,677,345
Government securities in foreign currency – At fair value through OCI	-	470,852,827
BCRA Bills in pesos – At fair value through OCI	-	131,605,207

TOTAL	3,132,205,265	2,819,292,633

(1) See detail of securities considered (identified with (1)), as of December 31, 2024, in Exhibit A to the separate financial statements.

40.2. Minimum capital requirement

The regulatory breakdown of minimum capital requirements is as follows at the above-mentioned dates:

Minimum capital requirement	12.31.24	12.31.23

Credit risk	(703,877,776)	(471,987,606)
Operational risk	(244,870,611)	(190,569,865)
Market risk	(2,495,032)	(14,173,644)
Non-compliance(1)	-	(46,132,026)

Paid-in	2,255,978,586	2,444,744,430

Surplus	1,304,735,167	1,721,881,289

(1) The increase observed in the minimum capital requirement for credit risk is due to the non-compliance with the maximum limit established by the BCRA for the financing to the non-financial government sector during 15 days of December 2023. According to the provisions of the regulations, this non-compliance causes an increase in the minimum capital requirement for credit risk for an amount equivalent to 100% of the surplus, as from the month in which the non-compliance occurs and for as long as it continues. In the case of credit ratios, the computation of the deviation will be made on the basis of the monthly average of daily surpluses.

41. Accounting principles – Explanation added for translations into English

These separate condensed interim financial statements are presented in accordance with the financial reporting framework set forth by the BCRA, as mentioned in note 2. These accounting standards may not conform to accounting principles generally accepted in other countries.

EXHIBIT A

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2024 AND 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

		HOLDING				POSITION
			Fair	Accounting	Accounting
Account	Identification	Fair	value	balance	balance	Position with no		Final
		value	level	12.31.24	12.31.23	options	Options	position

DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Government Securities - In pesos

Argentine Treasury Bills Capitalizable in Pesos. Maturity 05-16-2025	9300	45,622,467	1	45,622,467	-	45,622,467	-	45,622,467
Treasury Bonds in pesos adjusted by Cer. Maturity 03-31-2026	9257	11,758,191	1	11,758,191	-	11,758,191	-	11,758,191
Treasury Bonds in pesos adjusted by Cer 0% Maturity 10-31-2025	9312	7,414,965	2	7,414,965	-	7,414,965	-	7,414,965
Argentine Treasury Bond Capitalizable. Maturity 02-13-2026	9314	6,671,200	1	6,671,200	-	6,671,200	-	6,671,200
Argentine Treasury Bills Capitalizable in Pesos. Maturity 02-28-2025	9253	3,932,947	1	3,932,947	-	3,932,947	-	3,932,947
Argentine Treasury Bills Capitalizable in Pesos. Maturity 04-28-2025	9303	3,215,532	1	3,215,532	-	3,215,532	-	3,215,532
Argentine Treasury Bills Capitalizable in Pesos. Maturity 08-15-2025	9308	2,191,160	1	2,191,160	-	2,191,160	-	2,191,160
Argentine Treasury Bills Capitalizable in Pesos. Maturity 01-17-2025	9283	2,046,341	2	2,046,341	-	2,046,341	-	2,046,341
Argentine Treasury Bills Capitalizable in Pesos. Maturity 05-30-2025	9304	2,021,394	1	2,021,394	-	2,021,394	-	2,021,394
Argentine Treasury Bills Capitalizable in Pesos. Maturity 01-31-2025	9251	1,920,252	1	1,920,252	-	1,920,252	-	1,920,252
Argentine Treasury Bills Capitalizable in Pesos. Maturity 02-14-2025	9297	1,810,779	1	1,810,779	-	1,810,779	-	1,810,779
Argentine Treasury Bills Capitalizable in Pesos. Maturity 04-16-2025	9299	1,196,536	1	1,196,536	-	1,196,536	-	1,196,536
Treasury Bonds in pesos adjusted by Cer 0%. Maturity 12-15-2025	9248	1,022,133	1	1,022,133	-	1,022,133	-	1,022,133
Argentine Treasury Bills Capitalizable in Pesos. Maturity 03-14-2025	9298	449,531	1	449,531	-	449,531	-	449,531
Argentine Treasury Bills Capitalizable in Pesos. Maturity 06-30-2025	9295	142,001	1	142,001	-	142,001	-	142,001
Argentine Treasury Bills Capitalizable in Pesos. Maturity 03-31-2025	9256	27,475	1	27,475	-	27,475	-	27,475
Treasury Bills adjusted by Cer. Maturity 01-18-2024	9221	-	1	-	446,799	-	-	-

Subtotal Government Securities - In pesos		91,442,904		91,442,904	446,799	91,442,904	-	91,442,904

Government Securities - In foreign currency

AL30 Bond Local Law US$ Step Up Maturity 07-09-2030	5921/81377	66,219	1	66,219	59,528	66,219	-	66,219
Argentine Bond in dual currency. Maturity 06-30-2024	9230	-	1	-	470,852,827	-	-	-
Argentine Bond in dual currency. Maturity 02-28-2024	9156	-	1	-	15,830,775	-	-	-
GD30 Bond Foreign Law Usc Step Up Maturity 07-09-2030	81086	-	1	-	61,916	-	-	-

Subtotal Government Securities - In foreign currency		66,219		66,219	486,805,046	66,219	-	66,219

Private Securities - In pesos

Corporate bond New San S.A. Series 18 in Pesos Private BADLAR + 300 bps. Maturity 10-17-2024	57449	-	3	-	574,423	-	-	-
Corporate bond New San S.A. Series 19 in Pesos Monetary Policy Rate. Maturity 10-17-2024	57450	-	3	-	511,189	-	-	-
Corporate bond Toyota Cia Financiera Series 32 in Pesos. Maturity 02-09-2025	57287	-	3	-	390	-	-	-

Subtotal Private Securities - In pesos		-		-	1,086,002	-	-	-

Private Securities - In foreign currency

Corporate bond Central Puerto Series A in US$ Maturity 03-14-2026	57363	—	2	-	3,596,552	-	-	-

Subtotal Private Securities- In foreign currency		—		-	3,596,552	-	-	-

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		91,509,123		91,509,123	491,934,399	91,509,123	-	91,509,123

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2024 AND 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

		HOLDING				POSITION
				Accounting	Accounting
Account	Identification	Fair	Fair value	balance	balance	Position with		Final
		Value	level	12.31.24	12.31.23	no options	Options	position

OTHER DEBT SECURITIES

MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Government Securities - In pesos

Treasury Bonds in pesos adjusted by Cer. Maturity 03-31-2026 (1)	9257	394,906,029	1	394,906,029	-	394,906,029	-	394,906,029
Argentine Treasury Bills Capitalizable in Pesos. Maturity 02-28-2025 (1)	9253	248,085,666	1	248,085,666	-	248,085,666	-	248,085,666
Argentine Treasury Bills Capitalizable in Pesos. Maturity 03-31-2025	9256	246,103,423	1	246,103,423	-	246,103,423	-	246,103,423
Treasury Bonds in pesos adjusted by Cer 0% Maturity 12-15-2025 (1)	9248	245,559,764	1	245,559,764	-	245,559,764	-	245,559,764
Argentine Treasury Bills Capitalizable in Pesos. Maturity 04-16-2025 (1)	9299	162,263,275	1	162,263,275	-	162,263,275	-	162,263,275
Argentine Treasury Bills Capitalizable in Pesos. Maturity 07-31-2025 (1)	9305	155,442,254	1	155,442,254	-	155,442,254	-	155,442,254
Treasury Bonds in pesos adjusted by Cer 0% Maturity 12-15-2026 (1)	9249	143,133,800	1	143,133,800	-	143,133,800	-	143,133,800
Argentine Treasury Bonds Capitalizable in Pesos Maturity 12-15-2025 (1)	9310	131,750,000	1	131,750,000	-	131,750,000	-	131,750,000
Argentine Treasury Bonds Capitalizable in Pesos Maturity 10-17-2025 (1)	9309	128,218,000	1	128,218,000	-	128,218,000	-	128,218,000
Argentine Treasury Bills Capitalizable in Pesos. Maturity 09-30-2025 (1)	9306	64,525,000	1	64,525,000	-	64,525,000	-	64,525,000
Argentine Treasury Bills Capitalizable in Pesos. Maturity 06-18-2025 (1)	9288	63,900,000	1	63,900,000	-	63,900,000	-	63,900,000
Argentine Treasury Bills Capitalizable in Pesos. Maturity 02-14-2025 (1)	9297	58,075,000	1	58,075,000	-	58,075,000	-	58,075,000
Argentine Treasury Bills Capitalizable in Pesos. Maturity 03-14-2025 (1)	9298	35,340,000	1	35,340,000	-	35,340,000	-	35,340,000
Argentine Treasury Bills Capitalizable in Pesos. Maturity 08-29-2025 (1)	9296	32,575,000	1	32,575,000	-	32,575,000	-	32,575,000
Argentine Treasury Bills Capitalizable in Pesos. Maturity 09-12-2025 (1)	9301	32,575,000	1	32,575,000	-	32,575,000	-	32,575,000
Argentine Treasury Bills Capitalizable in Pesos. Maturity 06-30-2025 (1)	9295	31,525,000	1	31,525,000	-	31,525,000	-	31,525,000
Argentine Treasury Bills Capitalizable in Pesos. Maturity 05-30-2025 (1)	9304	29,887,500	1	29,887,500	-	29,887,500	-	29,887,500
Treasury Bonds in pesos adjusted by Cer 0% Maturity 06-30-2026 (1)	9240	26,449,509	1	26,449,509	-	26,449,509	-	26,449,509
Treasury Bonds in pesos adjusted by Cer 4.25% Maturity 02-14-2025 (1)	9180	18,681,070	1	18,681,070	122,109,200	18,681,070	-	18,681,070
Treasury Bonds in pesos adjusted by Cer 2% Maturity 11-9-2026	5925	6,177,995	1	6,177,995	74,004	6,177,995	-	6,177,995
Treasury Bonds in pesos adjusted by Cer 0% Maturity 06-30-2025	9244	6,015,000	1	6,015,000	-	6,015,000	-	6,015,000
Argentine Treasury Bills Capitalizable in Pesos. Maturity 01-31-2025	9251	839,000	1	839,000	-	839,000	-	839,000
Treasury Bonds in pesos adjusted by Cer 4.25% Maturity 12-13-2024	9200	-	1	-	476,737,223	-	-	-
Treasury Bonds in pesos adjusted by Cer 4% Maturity 10-14-2024	9179	-	1	-	413,108,001	-	-	-
Treasury Bonds in pesos adjusted by Cer 1.55% Maturity 07-26-2024	5405	-	1	-	111,892,095	-	-	-
Treasury Bonds in pesos adjusted by Cer 3.75% Maturity 04-14-2024	9178	-	1	-	1,722,921	-	-	-
Treasury Bonds in pesos adjusted by Cer 1.50% Maturity 03-25-2024	5493	-	1	-	362,318	-	-	-

Subtotal Government Securities - In pesos		2,262,027,285		2,262,027,285	1,126,005,762	2,262,027,285	-	2,262,027,285

Government Securities - In foreign currency

Dollar-linked Argentine Treasury Bond 0.40% Maturity 04-30-2024	9120	-	1	-	64,721	-	-	-

Subtotal Government Securities - In foreign currency		-		-	64,721	-	-	-

BCRA Bills - In pesos

BCRA Liquidity Bills In pesos Maturity 01-11-2024	14085	-	2	-	121,927,362	-	-	-
BCRA Liquidity Bills In pesos Maturity 01-09-2024	14084	-	2	-	9,677,845	-	-	-

Subtotal BCRA Bills - In pesos		-		-	131,605,207	-	-	-

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2024 AND 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

		HOLDING				POSITION
			Fair	Accounting	Accounting	Position with
Account	Identification	Fair	value	balance	balance	no options	Options	Final position
		value	level	12.31.24	12.31.23

OTHER DEBT SECURITIES (Continued)

BCRA Bills - In foreign currency

Local BCRA Bills in USD. Maturity 11-23-2024	12093	-	2	-	14,084,603	-	-	-
Local BCRA Bills in USD. Maturity 11-27-2024	12095	-	2	-	3,521,152	-	-	-
Local BCRA Bills in USD. Maturity 11-20-2024	12090	-	2	-	36,972,084	-	-	-
Local BCRA Bills in USD. Maturity 11-16-2024	12089	-	2	-	97,359,824	-	-	-

Subtotal BCRA Bills - in foreign currency		-		-	151,937,663	-	-	-

BCRA Bills- In pesos

Bonds for the Reconstruction of a Free Argentina - SERIES 1 - Maturity 10-31-2027 (Series C)	9236/83567	10,980,524	2	10,980,524	-	10,980,524	-	10,980,524
Bonds for the Reconstruction of a Free Argentina - SERIES 1 - Maturity 10-31-2027 (Series D)	9237/83568	10,770,937	2	10,770,937	-	10,770,937	-	10,770,937
Bonds for the Reconstruction of a Free Argentina - SERIES 1 - Maturity 10-31-2027 (Series A)	9234	7,875,767	2	7,875,767	-	7,875,767	-	7,875,767
Bonds for the Reconstruction of a Free Argentina - SERIES 1 - Maturity 10-31-2027 (Series B)	9235	7,471,684	2	7,471,684	-	7,471,684	-	7,471,684

Subtotal BCRA Bills- In pesos		37,098,912		37,098,912	-	37,098,912	-	37,098,912

Private Securities- In pesos

Corporate bond Fiat Compañía Financiera Series 20 in Pesos Maturity 03-01-2026	58274	2,023,161	3	2,023,161	-	2,023,161	-	2,023,161
Corporate bond New San S.A. in Pesos Series 20 Private BADLAR. Maturity 02-01-2025	57557	271,905	3	271,905	-	271,905	-	271,905
Corporate bond Bco de Serv. Financieros Cl. 24 in Pesos at Floating Rate Maturity 02-02-2025	57560	213,171	3	213,171	-	213,171	-	213,171
Corporate bond New San S.A. in Pesos Series 21 Private BADLAR Maturity 05-09-2025	57750	171,092	3	171,092	-	171,092	-	171,092
Corporate bond Refi Pampa Series 2 in Pesos Uva Maturity 05-06-2025	56123	108,265	3	108,265	189,898	108,265	-	108,265
Corporate bond New San S.A. in Pesos Private BADLAR + 440 bps. Maturity 02-14-2024	56847	-	3	-	491,756	-	-	-
Corporate bond Bco de Serv. Financieros Cl. 22 in Pesos at Floating Rate. Maturity 03-03-2024	56886	-	3	-	471,522	-	-	-
Corporate bond Petroquímica Com. Rivadavia S.A. in Pesos at Floating Rate. Maturity 08-15-2024	56855	-	3	-	376,150	-	-	-
Corporate bond New San S.A. in Pesos Private BADLAR + 575 bps. Maturity 05-19-2024	57044	-	3	-	331,690	-	-	-
Corporate bond Arcor Series 17 in Pesos Uva Maturity 10-20-2025	55692	-	3	-	8,353,749	-	-	-

Subtotal Private Securities - In pesos		2,787,594		2,787,594	10,214,765	2,787,594	-	2,787,594

Private Securities - In foreign currency

Corporate bond Vista Energy Series 23 in US$ Maturity 03-06-2027	57636	4,184,068	2	4,184,068	-	4,184,068	-	4,184,068
Corporate bonds Tecpetrol S.A. Series 7 in US$ Maturity 04/22/2026	57709	3,118,272	2	3,118,272	-	3,118,272	-	3,118,272
Corporate bond YPF Series 32 in US$ Maturity 10-10-2028	58129	3,045,186	2	3,045,186	-	3,045,186	-	3,045,186
Corporate bond Luz De Tres Picos 4 in US$ Maturity 09-29-2026	56467	2,883,623	2	2,883,623	756	2,883,623	-	2,883,623
Corporate bonds 360 Energy Solar S.A. Series 4 in US$ at fixed rate. Maturity 10-30-2027	58187	2,667,701	2	2,667,701	-	2,667,701	-	2,667,701
Corporate bond Petroquímica Comodoro Rivadavia Series R in US$ Maturity 10-22-2028	58155	2,549,395	2	2,549,395	-	2,549,395	-	2,549,395
Corporate bond Minera EXAR Series 1 in US$ Maturity 11-11-2027	58210	2,117,813	2	2,117,813	-	2,117,813	-	2,117,813
Corporate bonds YPF Series 29 in US$ Maturity 05/28/2026	57774	2,075,476	2	2,075,476	-	2,075,476	-	2,075,476
Corporate bond Empresa de Gas del Sur (EMGASUD) S.A. Series 39 in US$ Maturity 07-14-2028	57194	2,058,600	2	2,058,600	2,915,098	2,058,600	-	2,058,600
Corporate bond Empresa de Gas del Sur (EMGASUD) S.A. Series 39 in US$ Maturity 03-08-2027	57644	2,049,323	2	2,049,323	-	2,049,323	-	2,049,323
Corporate bond Vista Energy Series 20 in US$ Maturity 07-20-2025	57081	1,742,285	2	1,742,285	2,889,215	1,742,285	-	1,742,285
Corporate bond CAPEX S.A. Series 10 US$ Maturity 07-05-2027	57880	1,649,240	2	1,649,240	-	1,649,240	-	1,649,240
Corporate bond YPF Series 33 in USC Maturity 10-10-2028	58130	1,546,884	2	1,546,884	-	1,546,884	-	1,546,884
Corporate bond Pampa Energia S.A. Series 20 in USC Maturity 03-26-2026	57682	1,050,443	2	1,050,443	-	1,050,443	-	1,050,443
Corporate bond John Deere Credit Cia Financiera S.A. Series X US$ Maturity 03-08-2026	57639	1,017,502	1	1,017,502	-	1,017,502	-	1,017,502
Corporate bond Petroquímica Comodoro Rivadavia Series O in US$ Maturity 09-22-2027	57379	1,011,329	2	1,011,329	257	1,011,329	-	1,011,329
Corporate bond Pampa Energia S.A. Series 18 in US$ Maturity 09-08-2025	57326	-	2	-	3,489,687	-	-	-

Subtotal Private Securities - In foreign currency		34,767,140		34,767,140	9,295,013	34,767,140	-	34,767,140

TOTAL SECURITIES AT FAIR VALUE THROUGH OCI		2,336,680,931		2,336,680,931	1,429,123,131	2,336,680,931	-	2,336,680,931

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2024 AND 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

		HOLDING				POSITION
		Fair	Fair	Accounting	Accounting	Position with no
Account	Identification	value	value	balance	balance	options	Options	Final position
			level	12.31.24	12.31.23

OTHER DEBT SECURITIES(Continued)

MEASURED AT AMORTIZED COST

Government Securities - In pesos

Argentine Treasury Bonds In pesos Maturity 08-23-2025 (1)	9196	126,100,698	2	125,492,302	107,798,424	125,492,302	-	125,492,302
Argentine Treasury Bonds In pesos Maturity 05-23-2027 (1)	9132	24,128,357	2	24,039,592	70,570,093	24,039,592	-	24,039,592
Argentine Treasury Bonds In pesos at 0.7% Badlar Private Rate. Maturity 11-23-2027 (1)	9166	10,383,268	2	10,372,413	32,167,645	10,372,413	-	10,372,413

Subtotal Government Securities - In pesos		160,612,323		159,904,307	210,536,162	159,904,307	-	159,904,307

TOTAL SECURITIES AT AMORTIZED COST		160,612,323		159,904,307	210,536,162	159,904,307	-	159,904,307

TOTAL OTHER DEBT SECURITIES		2,497,293,254		2,496,585,238	1,639,659,293	2,496,585,238	-	2,496,585,238

EQUITY INSTRUMENTS

MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Private Securities - In pesos

BYMA - Bolsas y Mercados Argentina Share		6,062,948	1	6,062,948	4,723,901	6,062,948	-	6,062,948
Banco de Valores de Bs. As. Share		2,092,186	1	2,092,186	2,300,986	2,092,186	-	2,092,186

Subtotal Private Securities - In pesos		8,155,134		8,155,134	7,024,887	8,155,134	-	8,155,134

TOTAL EQUITY INSTRUMENTS MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS		8,155,134		8,155,134	7,024,887	8,155,134	-	8,155,134

MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Private Securities - In pesos

Compensadora Electrónica S.A.		2,436,994	3	2,436,994	1,941,974	2,436,994	-	2,436,994
Mercado Abierto Electrónico S.A.		1,011,785	3	1,011,785	1,114,544	1,011,785	-	1,011,785
Seguro de Depósitos S.A.		268,270	3	268,270	314,132	268,270	-	268,270
Other		15,036	3	15,036	10,722	15,036	-	15,036

Subtotal Private Securities - In pesos		3,732,085		3,732,085	3,381,372	3,732,085	-	3,732,085

Foreign:
Private Securities - In foreign currency

Banco Latinoamericano de Exportaciones S.A.		735,975	2	735,975	880,780	735,975	-	735,975
Other		34,513	2	34,513	60,425	34,513	-	34,513

Subtotal Private Securities - In foreign currency		770,488		770,488	941,205	770,488	-	770,488

TOTAL EQUITY INSTRUMENTS MEASURED AT FAIR VALUE THROUGH OCI		4,502,573		4,502,573	4,322,577	4,502,573	-	4,502,573

TOTAL EQUITY INSTRUMENTS		12,657,707		12,657,707	11,347,464	12,657,707	-	12,657,707

(1) It represents securities computed for minimum cash requirements as of December 31, 2024, Note 47.1 to the consolidated financial statements.

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE

AND GUARANTEES RECEIVED

AS OF DECEMBER 31, 2024 AND 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

Account	12.31.24	12.31.23

COMMERCIAL PORTFOLIO

Normal performance	3,582,991,001	1,872,876,279
Preferred collaterals and counter-guarantees "A"	9,176,730	10,374,531
Preferred collaterals and counter-guarantees "B"	10,868,610	8,386,547
No preferred guarantees or counter guarantees	3,562,945,661	1,854,115,201

With special follow-up	-	642,894

Under observation	-	642,894
Preferred collaterals and counter-guarantees "B"	-	642,894

	3,332,010	6.102.355
Troubled	3,332,010	6,102,355
No preferred guarantees or counter guarantees	3,332,010	6,102,355

With high risk of insolvency	345,338	55,680
Preferred collaterals and counter-guarantees "B"	273	-
No preferred guarantees or counter guarantees	345,065	55,680

Uncollectible	29,120	71,189
No preferred guarantees or counter guarantees	29,120	71,189

TOTAL	3,586,697,469	1,879,748,397

EXHIBIT B

(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE

AND GUARANTEES RECEIVED

AS OF DECEMBER 31, 2024 AND 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

Account	12.31.24	12.31.23

CONSUMER AND HOUSING PORTFOLIO

Normal performance	3,925,541,684	2,509,582,403
Preferred collaterals and counter-guarantees "A"	1,094,341	880,042
Preferred collaterals and counter-guarantees "B"	278,834,867	157,908,772
No preferred guarantees or counter guarantees	3,645,612,476	2,350,793,589

Low risk	57,442,938	28,266,767
Preferred collaterals and counter-guarantees "B"	4,628,354	1,278,339
No preferred guarantees or counter guarantees	52,814,584	26,988,428

Low risk - with special follow-up	2,341,896	1,019,180
No preferred guarantees or counter guarantees	2,341,896	1,019,180

Medium risk	45,587,390	27,986,230
Preferred collaterals and counter-guarantees "A"	-	165
Preferred collaterals and counter-guarantees "B"	596,396	271,624
No preferred guarantees or counter guarantees	44,990,994	27,714,441

High risk	35,296,492	21,297,090
Preferred collaterals and counter-guarantees "B"	1,885,252	360,704
No preferred guarantees or counter guarantees	33,411,240	20,936,386
	4,653,655	3,540,276
Uncollectible	4,653,655	3,540,276
Preferred collaterals and counter-guarantees "A"	108	-
Preferred collaterals and counter-guarantees "B"	512,528	599,819
No preferred guarantees or counter guarantees	4,141,019	2,940,457

TOTAL	4,070,864,055	2,591,691,946

TOTAL GENERAL	7,657,561,524	4,471,440,343

EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING

AS OF DECEMBER 31, 2024 AND 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

	12.31.24		12.31.23
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	1,082,383,661	14.13%	540,728,682	12.09%
50 following largest customers	1,077,984,360	14.08%	547,015,679	12.23%
100 following largest customers	568,881,252	7.43%	330,749,180	7.40%
All other customers	4,928,312,251	64.36%	3,052,946,802	68.28%

TOTAL	7,657,561,524	100.00%	4,471,440,343	100.00%

EXHIBIT D

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

AS OF DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements) (1)

(Translation of Financial statements originally issued in Spanish – See Note 41)

		Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ACCOUNT	due	month	months	months	months	months	24	TOTAL
							months

Non-financial Government sector	-	920,687	8,516	12,774	25,548	51,096	29,806	1,048,427

Financial sector	-	94,571,300	24,420,837	18,530,544	28,916,569	29,599,722	54,562	196,093,534

Non-financial Private Sector and Residents Abroad	75,839,999	2,896,082,794	1,286,459,856	1,093,618,664	804,803,252	927,883,207	1,846,972,007	8,931,659,779

	75,839,999	2,991,574,781	1,310,889,209	1,112,161,982	833,745,369	957,534,025	1,847,056,375	9,128,801,740
TOTAL	75,839,999	2,991,574,781	1,310,889,209	1,112,161,982	833,745,369	957,534,025	1,847,056,375	9,128,801,740

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

AS OF DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements) (1)

(Translation of Financial statements originally issued in Spanish – See Note 41)

		Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ACCOUNT	due	month	months	months	months	months	24	TOTAL
							months

Non-financial Government sector	-	105,835	145,718	39,441	55,634	111,268	176,174	634,070

Financial sector	-	42,109,244	3,827,618	14,871,689	51,135,073	15,381,182	24,272,137	151,596,943

Non-financial Private Sector and Residents Abroad	48,019,907	1,984,361,943	657,396,801	712,201,514	615,287,076	427,903,591	724,480,988	5,169,651,820

TOTAL	48,019,907	2,026,577,022	661,370,137	727,112,644	666,477,783	443,396,041	748,929,299	5,321,882,833

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT E

BREAKDOWN OF INVESTMENTS IN OTHER COMPANIES

AS OF DECEMBER 31, 2024 AND 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

								Information on the issuer
Account		Shares							Data of latest financial statements
Identification	Description		Fair	Votes				Principal	Fiscal	Share	Equity	Income/(loss)
		Class	value	per	Number	Amount		business	period/year	capital		for the
			per unit	share		12.31.24	12.31.23		end date			period/year
	IN FINANCIAL INSTITUTIONS

	Subsidiaries
	Local:

30682419578	Volkswagen Financial Services Cía. Financiera S.A.	Common	1.00 $	1	457,470,000	29,407,389	25,152,144	Financing	12/31/2024	897,000	57,661,545	8,343,623
30707847367	PSA Finance Arg. Cía. Financiera S.A.	Common	1,000.00 $	1	26,089	13,651,813	14,685,891	Financing	12/31/2024	52,178	27,303,627	872,617
		Subtotal Subsidiaries				43,059,202	39,838,035
	Associates and joint ventures
	Local:

33707124909	Rombo Cía. Financiera S.A.	Common	1,000.00 $	1	24,000	10,358,064	6,701,552	Financing	12/31/2024	60,000	25,895,160	9,141,214

		Subtotal Associates and Joint ventures				10,358,064	6,701,552

		Total in Financial Institutions				53,417,266	46,539,587

	IN SUPPLEMENTARY SERVICES COMPANIES

	Subsidiaries
	Local:

30663323926	Consolidar Administradora de Fondos de Jubilaciones							Retirement and Pension Funds
	y Pensiones S.A.(undergoing liquidation proceedings)	Common	1.00 $	1	127,037,593	189,103	322,880	Manager Company	12/31/2024	235,739	350,905	4,921
30548590163	BBVA Asset Management Argentina S.A. Sociedad
	Mutual Fund Manager	Common	1.00 $	1	242,524	30,814,765	24,811,868	Mutual Fund Manager	12/31/2024	243	30,814,765	19,937,278
		Subtotal Subsidiaries				31,003,868	25,134,748
	Associates and joint ventures
	Local:

30690783521	Interbanking S.A	Common	1.00 $	1	149,556	3,375,717	4,595,583	Electronic and IT services for financial market	12/31/2023	1,346	64,584,089	24,384,465
		Subtotal Associates and joint ventures				3,375,717	4,595,583
		Total in Supplementary service companies				34,379,585	29,730,331

	IN OTHER COMPANIES

	Associates and joint ventures
	Local:
30500064230	BBVA Seguros Argentina S.A.	Common	1.00 $	1	1,301,847	7,416,514	10,256,766	Insurance	12/31/2024	10,652	59,581,659	(1,308,865)
30716829436	Play Digital S.A.	Common	1.00 $	1	627,752,361	1,930,078	4,252,970	Electronic payment services	9/30/2024	5,864,830	10,335,760	(15,706,470)
30717168190	Openpay Argentina S.A.	Common	1.00 $	1	424,465,795	737,620	1,122,176	Electronic payment services	12/31/2024	3,393,013	5,580,377	(5,514,989)
		Subtotal Associates and joint ventures				10,084,212	15,631,912

		Total in Other Companies				10,084,212	15,631,912

						97,881,063	91,901,830

EXHIBIT F

PROPERTY AND EQUIPMENT

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024

(Amounts stated in thousands of pesos in constant currency - Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

						Impairment	Depreciation
	Original	Total
Account	value at the	estimated	Transfer									Residual value as of
	beginning	useful life		Additions	Derecognitions	Reversals	Accumulated as of	Transfer	Derecognitions	For the year	At year-end	12.31.24
	of the year	in years					12.31.23

Property and equipment

Real property	553,042,144	50	(47,800,365)	3,965,164	8,153,728	4,576,625	68,502,035	(5,698,979)	5,468,993	11,871,985	69,206,048	436,423,792

Furniture and facilities	179,788,667	10	-	17,927,686	16,541,832	-	96,471,772	-	16,541,786	18,643,908	98,573,894	82,600,627

Machinery and equipment	34,320,877	5	-	53,892,251	11,146,458	-	17,166,449	-	11,146,448	22,611,477	28,631,478	48,435,192

Vehicles	5,267,803	5	-	531,607	242,699	-	3,085,781	-	144,653	707,952	3,649,080	1,907,631

Right of use of leased properties	106,655,715	10	-	13,670,422	13,977,312	-	53,673,350	-	8,036,993	3,778,042	49,414,399	56,934,426

Construction in progress	8,884,230	-	-	17,446,861	6,468,355	-	-	-	-	-	-	19,862,736

Total Property and equipment	887,959,436		(47,800,365)	107,433,991	56,530,384	4,576,625	238,899,387	(5,698,979)	41,338,873	57,613,364	249,474,899	646,164,404

PROPERTY AND EQUIPMENT

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

					Impairment		Depreciation
	Original	Total
	value at the	estimated									Residual value as of
Account	beginning	useful life	Additions	Derecognitions	Loss	Reversals	Accumulated as of	Derecognitions	For the year	At year-end	12.31.23
	of the year	in years					12.31.22

Property and equipment

Real property	545,402,595	50	15,759,793	8,813,919	1,735,867	2,429,542	65,217,886	8,540,645	11,824,794	68,502,035	484,540,109

Furniture and facilities	173,304,748	10	14,858,656	8,374,737	-	-	86,951,906	8,361,929	17,881,795	96,471,772	83,316,895

Machinery and equipment	46,088,253	5	10,569,407	22,336,783	-	-	24,971,969	22,336,783	14,531,263	17,166,449	17,154,428

Vehicles	4,263,710	5	1,171,940	167,847	-	-	2,618,752	167,847	634,876	3,085,781	2,182,022

Right of use of leased properties	93,186,797	10	20,795,121	7,326,203	-	-	53,529,341	4,854,722	4,998,731	53,673,350	52,982,365

Construction in progress	22,175,719	—	9,449,544	22,741,033	-	-	-	-	-	-	8,884,230

Total Property and equipment	884,421,822		72,604,461	69,760,522	1,735,867	2,429,542	233,289,854	44,261,926	49,871,459	238,899,387	649,060,049

EXHIBIT F

(Continued)

INVESTMENT PROPERTY

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

				Impairment	Depreciation
	Original	Total
Account	value at the	estimated	Transfer						Residual value as of
	beginning	useful life		Loss	Accumulated as of	Transfer	For the year	At year-end	12.31.24
	of the year	in years			12.31.23

Leased real estate	137,506,815	50	47,800,365	37,136,276	9,007,463	5,698,979	2,626,775	17,333,217	130,837,687

Other investment property	3,027,250	10	-	-	536,079	-	65,536	601,615	2,425,635

Total Investment Property	140,534,065		47,800,365	37,136,276	9,543,542	5,698,979	2,692,311	17,934,832	133,263,322

INVESTMENT PROPERTY

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

			Impairment	Depreciation
	Original	Total
Account	value at the	estimated					Residual value as of
	beginning	useful life	Loss	Accumulated as of	For the year	At year-end	12.31.23
	of the year	in years		12.31.22

Leased real estate	138,025,774	50	518,959	6,736,422	2,271,041	9,007,463	128,499,352

Other investment property	3,027,250	10	-	470,541	65,538	536,079	2,491,171

Total Investment Property	141,053,024		518,959	7,206,963	2,336,579	9,543,542	130,990,523

EXHIBIT G

INTANGIBLE ASSETS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

					Amortization
	Original	Total
	value at the	estimated							Residual value as of
	beginning	useful life	Additions	Derecognitions	Accumulated as of	Derecognitions	For the year	At year-end	12.31.24
	of the year	in years			12.31.23

Own systems development expenses	87,143,452	5	56,060,442	53,796,158	15,458,627	13,207,692	18,535,475	20,786,410	68,621,326

Total Intangible assets	87,143,452		56,060,442	53,796,158	15,458,627	13,207,692	18,535,475	20,786,410	68,621,326

INTANGIBLE ASSETS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

					Amortization
Account	Original	Total
	value at the	estimated							Residual value as of
	beginning	useful life	Additions	Derecognitions	Accumulated as of	Derecognitions	For the year	At year-end	12.31.23
	of the year	in years			12.31.22

Own systems development expenses	74,831,926	5	18,816,091	6,504,565	10,067,701	2,389,663	7,780,589	15,458,627	71,684,825

Total Intangible assets	74,831,926		18,816,091	6,504,565	10,067,701	2,389,663	7,780,589	15,458,627	71,684,825

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF DECEMBER 31, 2024 AND 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

	12.31.24		12.31.23
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	1,717,605,000	17.24%	1,199,565,594	15.12%

50 following largest customers	1,467,135,044	14.73%	870,490,920	10.97%

100 following largest customers	464,762,142	4.67%	405,642,304	5.11%

All other customers	6,312,193,983	63.36%	5,459,981,997	68.80%

TOTAL	9,961,696,169	100.00%	7,935,680,815	100.00%

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

AS OF DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements) (1)

(Translation of Financial statements originally issued in Spanish – See Note 41)

	Terms remaining to maturity

	1	3	6	12	24	more than
ITEMS	month	months	months	months	months	24 months	TOTAL

Deposits	9,225,142,317	601,393,409	259,515,701	45,001,247	3,215	-	10,131,055,889
Non-financial Government sector	120,755,234	497,034	-	-	-	-	121,252,268
Financial sector	39,420,028	-	-	-	-	-	39,420,028
Non-financial Private Sector and Residents Abroad	9,064,967,055	600,896,375	259,515,701	45,001,247	3,215	-	9,970,383,593
Derivative instruments	3,858,635	-	-	-	-	-	3,858,635
Other financial liabilities	1,191,432,031	811,448	1,164,411	1,971,689	3,142,582	20,710,377	1,219,232,538
Financing received from the BCRA and other financial institutions	18,336,053	25,755,235	1,234,545	-	-	-	45,325,833
Corporate bonds issued	1,268,498	-	10,647,573	66,647,395	-	-	78,563,466

TOTAL	10,440,037,534	627,960,092	272,562,230	113,620,331	3,145,797	20,710,377	11,478,036,361

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

AS OF DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements) (1)

(Translation of Financial statements originally issued in Spanish – See Note 41)

	Terms remaining to maturity

	1	3	6	12	24	more than
ACCOUNTS	month	months	months	months	months	24 months	TOTAL

Deposits	7,398,009,460	618,857,544	206,847,633	4,949,771	630,083	-	8,229,294,491
Non-financial Government sector	74,088,159	280,716	-	-	-	-	74,368,875
Financial sector	32,910,554	-	-	-	-	-	32,910,554
Non-financial Private Sector and Residents Abroad	7,291,010,747	618,576,828	206,847,633	4,949,771	630,083	-	8,122,015,062
Liabilities at fair value through profit or loss	22,495,621	-	-	-	-	-	22,495,621
Derivative instruments	4,671,486	-	-	-	-	-	4,671,486
Other financial liabilities	967,237,901	1,817,770	2,600,177	4,860,728	7,441,948	40,683,362	1,024,641,886
Financing received from the BCRA and other financial institutions	7,147,553	912,753	-	-	-	-	8,060,306

TOTAL	8,399,562,021	621,588,067	209,447,810	9,810,499	8,072,031	40,683,362	9,289,163,790

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT J

PROVISIONS

AS OF DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

					Decreases
	Accounts	Balances at the beginning of the year	Increases		Reversals	Uses	Monetary gain (loss) generated by provisions	Balances as of 12.31.24

	INCLUDED IN LIABILITIES

	- Provisions for contingent commitments	13,005,597	19,499,523	(1)(3)	-	-	(9,725,265)	22,779,855

	- For administrative, disciplinary and criminal penalties	10,888	-		-	-	(5,888)	5,000

	- Provisions for termination plans	1,676,993	1,129,772		-	-	(1,056,401)	1,750,364

	- Other	30,152,665	26,874,094	(2)	810,324	5,811,953	(27,937,090)	22,467,392

	TOTAL PROVISIONS	44,846,143	47,503,389		810,324	5,811,953	(38,724,644)	47,002,611

(1)	Set up in compliance with the provisions of Communication “A” 2950 and supplementary regulations of the BCRA.
(2)	Set up to cover for potential contingencies not considered in other accounts (civil, commercial, labor and other lawsuits).
(3)	It includes an increase of 35,989 for exchange differences in foreign currency for contingent commitments.

PROVISIONS

AS OF DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

					Decreases		Monetary gain (loss) generated by provisions
	Accounts	Balances at the beginning of the year	Increases		Reversals	Uses		Balances as of 12.31.23

	INCLUDED IN LIABILITIES

	- Provisions for contingent commitments	18,270,055	10,561,016	(1)(3)	-	-	(15,825,474)	13,005,597

	- For administrative, disciplinary and criminal penalties	33,906	-		-	-	(23,018)	10,888

	- Provisions for termination plans	3,078,806	1,040,558		-	-	(2,442,371)	1,676,993

	- Other	36,430,908	34,561,886	(2)	3,195	10,351,354	(30,485,580)	30,152,665

	TOTAL PROVISIONS	57,813,675	46,163,460		3,195	10,351,354	(48,776,443)	44,846,143

(1)	Set up in compliance with the provisions of Communication “A” 2950 and supplementary regulations of the BCRA.
(2)	Set up to cover for potential contingencies not considered in other accounts (civil, commercial, labor and other lawsuits).
(4)	It includes an increase of 249,395 for exchange differences in foreign currency for contingent commitments.

EXHIBIT K

CAPITAL STRUCTURE

AS OF DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

SHARES				SHARE CAPITAL
Issued
Class	Number	Face	Votes	Outstanding	Paid-in
		Value	per
		per share	share

COMMON	612,710,079	1	1	612,710	612,710	(1)

(1) Registered with the Public Registry of Commerce.

EXHIBIT L

BALANCES IN FOREIGN CURRENCY

AS OF DECEMBER 31, 2024 AND 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

ACCOUNTS	TOTAL	AS OF 12.31.24 (per currency)				TOTAL
	AS OF					AS OF
ASSETS	12.31.24	Dollar	Euro	Real	Other	12.31.23

Cash and deposits in banks	2,345,962,528	2,303,474,291	39,071,194	664,039	2,753,004	2,344,694,623
Debt securities at fair value through profit or loss	66,219	66,219	-	-	-	490,401,598
Other financial assets	44,355,839	44,259,263	96,576	-	-	83,271,776
Loans and other financing	1,285,842,873	1,283,269,614	2,573,259	-	-	428,900,800
Non-financial Government sector	3,314	3,314	-	-	-	3,872
Other financial institutions	4,453	4,453	-	-	-	9,011
Non-financial Private Sector and Residents Abroad	1,285,835,106	1,283,261,847	2,573,259	-	-	428,887,917
Other debt securities	71,866,052	71,866,052	-	-	-	161,297,397
Financial assets pledged as collateral	67,802,233	67,802,233	-	-	-	92,371,297
Investments in Equity Instruments	770,488	735,975	34,513	-	-	941,205

TOTAL ASSETS	3,816,666,232	3,771,473,647	41,775,542	664,039	2,753,004	3,601,878,696

	TOTAL	AS OF 12.31.24 (per currency)				TOTAL
	AS OF					AS OF
LIABILITIES	12.31.24	Dollar	Euro	Real	Other	12.31.23

Deposits	3,596,145,137	3,566,091,137	30,054,000	-	-	2,792,159,297
Non-financial Government sector	90,397,320	90,396,802	518	-	-	48,200,556
Financial sector	1,638,005	1,629,696	8,309	-	-	1,376,470
Non-financial Private Sector and Residents Abroad	3,504,109,812	3,474,064,639	30,045,173	-	-	2,742,582,271
Other financial liabilities	184,601,391	180,539,108	3,059,414	-	1,002,869	174,058,115
Financing received from the BCRA and other financial institutions	43,783,095	41,560,479	2,222,616	-	-	6,792,230
Other non-financial liabilities	74,594,217	41,978,478	32,615,739	-	-	131,169,383

TOTAL LIABILITIES	3,899,123,840	3,830,169,202	67,951,769	-	1,002,869	3,104,179,025

EXHIBIT N

FINANCIAL ASSISTANCE TO RELATED PARTIES

AS OF DECEMBER 31, 2024 AND 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

Item	Normal	TOTAL
	Situation

		12.31.24	12.31.23

1. Loans and other financing	131,247,401	131,247,401	67,308,042

- Overdrafts	2,165,279	2,165,279	382,857
No preferred guarantees or counter guarantees	2,165,279	2,165,279	382,857

- Instruments	-	-	11,189
No preferred guarantees or counter guarantees	-	-	11,189

- Mortgage and pledge loans	305,093	305,093	135,172
Preferred collaterals and counter-guarantees "B"	305,093	305,093	135,172

- Consumer loans	34,130	34,130	20,877
No preferred guarantees or counter guarantees	34,130	34,130	20,877

- Credit Cards	258,266	258,266	344,903
No preferred guarantees or counter guarantees	258,266	258,266	344,903

- Other	128,484,633	128,484,633	66,413,044
No preferred guarantees or counter guarantees	128,484,633	128,484,633	66,413,044

4. Contingent commitments	87,150,401	87,150,401	38,383,008

TOTAL	218,397,802	218,397,802	105,691,050
ALLOWANCES	679,880	679,880	548,808

EXHIBIT O

DERIVATIVES

AS OF DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

	Type of contract	Purpose of the Transactions	Underlying Asset	Type of Settlement	Scope of Negotiations or Counterparty	Weighted Average Term Originally Agreed	Residual Weighted Average Term	Weighted Average Term of Differences Settlement	Amount (1)

	SWAPS	Financial transactions own account	Other	Upon maturity of differences	OTC - Residents in the country - Financial sector	7	6	16	7,044,000

	FUTURES	Financial transactions own account	Foreign currency	Daily differences	ROFEX	3	2	1	1,067,189,935

	FUTURES	Financial transactions own account	Foreign currency	Upon maturity of differences	OTC - Residents abroad - Non-financial sector	1	1	39	1,548,750

	FUTURES	Financial transactions own account	Foreign currency	Upon maturity of differences	OTC - Residents in the country - Non-financial sector	3	2	96	404,702,728

(1)	Sum of absolute values in thousands of pesos of notional values negotiated.

DERIVATIVES

AS OF DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

	Type of contract	Purpose of the Transactions	Underlying Asset	Type of Settlement	Scope of Negotiations or Counterparty	Weighted Average Term Originally Agreed	Residual Weighted Average Term	Weighted Average Term of Differences Settlement	Amount (1)

	REPO TRANSACTIONS (2)	Financial transactions own account	Other	Upon maturity of differences	OTC - Residents in the country - Financial sector	1	1	4	2,927,211,838

	FUTURES	Financial transactions own account	Foreign currency	Daily differences	ROFEX	3	2	1	350,762,970

	FUTURES	Financial transactions own account	Foreign currency	Upon maturity of differences	OTC - Residents in the country - Non-financial sector	5	2	138	168,625,363

	OPTIONS (3)	Financial transactions own account	Local government securities	With delivery of underlying asset	OTC - Residents in the country - Financial sector	16	11	483	309,621,843

(1)	Sum of absolute values in thousands of pesos of notional values negotiated.
(2)	Although these transactions do not correspond to derivative financial instruments, they are disclosed in this exhibit upon request of the BCRA.
(3)	The notional value of these options amounts to 142,183,107,297. See Notes 5 and 9 to the consolidated financial statements.

EXHIBIT P

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

Accounts	Amortized Cost	FV through OCI	FV through profit or loss	Fair value hierarchy
			Statutory measurement	Level 1	Level 2	Level 3
FINANCIAL ASSETS
Cash and deposits in banks
Cash	1,781,763,435	-	-	-	-	-
Financial institutions and correspondents	1,035,110,248	-	-	-	-	-
Debt securities at fair value through profit or loss	-	-	91,509,123	82,047,817	9,461,306	-
Derivative instruments	-	-	9,863,462	-	9,863,462	-
Other financial assets	251,452,240	-	-	-	-	-
Loans and other financing
Non-financial Government sector	964,726	-	-	-	-	-
Other financial institutions	159,125,312	-	-	-	-	-
Non-financial Private Sector and Residents Abroad	7,084,983,575	-	-	-	-	-
Overdrafts	636,336,862	-	-	-	-	-
Instruments	1,816,528,423	-	-	-	-	-
Mortgage loans	225,156,531	-	-	-	-	-
Pledge loans	64,515,062	-	-	-	-	-
Consumer loans	745,815,301	-	-	-	-	-
Credit cards	1,984,302,001	-	-	-	-	-
Finance leases	22,931,480	-	-	-	-	-
Other	1,589,397,915	-	-	-	-	-
Other debt securities	159,904,307	2,336,680,931	-	2,263,044,787	70,848,550	2,787,594
Financial assets pledged as collateral	337,964,686	125,000,331	-	125,000,331	-	-
Investments in equity instruments	-	4,502,573	8,155,134	8,155,134	770,488	3,732,085
TOTAL FINANCIAL ASSETS	10,811,268,529	2,466,183,835	109,527,719	2,478,248,069	90,943,806	6,519,679

EXHIBIT P

(Continued)

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

Accounts	Amortized cost	FV through OCI	FV through profit or loss	Fair value hierarchy
			Statutory measurement	Level 1	Level 2	Level 3
FINANCIAL LIABILITIES
Deposits
Non-financial Government sector	120,614,473	-	-	-	-	-
Financial Sector	39,420,028	-	-	-	-	-
Non-financial Private Sector and Residents Abroad
Checking accounts	1,781,495,670	-	-	-	-	-
Savings accounts	4,569,073,350	-	-	-	-	-
Time deposits and investments	3,396,314,635	-	-	-	-	-
Other	54,778,013	-	-	-	-	-
Derivative instruments	-	-	3,858,635	-	3,858,635	-
Other financial liabilities	1,191,018,945	-	-	-	-	-
Financing received from the BCRA and other financial institutions	44,787,037	-	-	-	-	-
Corporate bonds issued	78,563,466	-	-	-	-	-
TOTAL FINANCIAL LIABILITIES	11,276,065,617	-	3,858,635	-	3,858,635	-

EXHIBIT P

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2022

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

Accounts	Amortized Cost	FV through OCI	FV through profit or loss	Fair value hierarchy
			Statutory measurement	Level 1	Level 2	Level 3
FINANCIAL ASSETS
Cash and deposits in banks
Cash	1,583,725,734	-	-	-	-	-
Financial institutions and correspondents	902,714,798	-	-	-	-	-
Debt securities at fair value through profit or loss	-	-	491,934,399	487,641,727	3,206,670	1,086,002
Derivative instruments	-	-	21,780,413	-	21,780,413	-
Repo transactions and surety bonds
BCRA	2,618,426,757	-	-	-	-	-
Other financial assets	195,892,117	-	-	-	-	-
Loans and other financing
Non-financial Government sector	316,210	-	-	-	-	-
Other financial institutions	81,120,787	-	-	-	-	-
Non-financial Private Sector and Residents Abroad	4,039,731,023	-	-	-	-	-
Overdrafts	376,905,729	-	-	-	-	-
Instruments	1,007,048,271	-	-	-	-	-
Mortgage loans	165,710,908	-	-	-	-	-
Pledge loans	42,663,665	-	-	-	-	-
Consumer loans	308,819,009	-	-	-	-	-
Credit cards	1,488,521,433	-	-	-	-	-
Finance leases	21,995,347	-	-	-	-	-
Other	628,066,661	-	-	-	-	-
Other debt securities	210,536,162	1,429,123,131	-	1,136,448,128	282,460,238	10,214,765
Financial assets pledged as collateral	272,010,396	297,726,163	-	290,728,640	6,997,523	-
Investments in equity instruments	-	4,322,577	7,024,887	7,024,887	941,205	3,381,372
TOTAL FINANCIAL ASSETS	9,904,473,984	1,731,171,871	520,739,699	1,921,843,382	315,386,049	14,682,139

EXHIBIT P

(Continued)

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

Accounts	Amortized Cost	FV through OCI	FV through profit or loss	Fair value hierarchy
			Statutory measurement	Level 1	Level 2	Level 3
FINANCIAL LIABILITIES
Deposits
Non-financial Government sector	74,112,350	-	-	-	-	-
Financial sector	32,910,554	-	-	-	-	-
Non-financial Private Sector and Residents Abroad
Checking accounts	1,989,617,940	-	-	-	-	-
Savings accounts	3,746,628,663	-	-	-	-	-
Time deposits and investments	2,033,979,819	-	-	-	-	-
Other	58,431,489	-	-	-	-	-
Liabilities at fair value through profit or loss	-	-	22,495,621	-	22,495,621	-
Derivative instruments	-	-	4,671,486	-	4,671,486	-
Other financial liabilities	966,317,672	-	-	-	-	-
Financing received from the BCRA and other financial institutions	7,904,360	-	-	-	-	-
TOTAL FINANCIAL LIABILITIES	8,909,902,847	-	27,167,107	-	27,167,107	-

EXHIBIT Q

BREAKDOWN OF PROFIT OR LOSS

AS OF DECEMBER 31, 2024 AND 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

Accounts	Net Financial Income/(Expense)
	Statutory measurement
	12.31.24	12.31.23
Due to measurement of financial assets at fair value through profit or loss
Income from government securities	154,522,823	(114,213,526)
Income from private securities	1,402,503	1,244,416
Income from financial derivative instruments
Forward transactions	(14,889,122)	51,248,270
Interest rate swaps	1,030,476	(387,132)
Options	(685,766)	(1,137,120)
Income from other financial assets	1,512,685	2,992,028
Due to measurement of financial liabilities at fair value through profit or loss
Income/(loss) from other financial liabilities	2,876	372
TOTAL	142,896,475	(60,252,692)
Interest and adjustments due to application of effective interest rate of financial assets measured at amortized cost	Financial Income/(Expense)
	12.31.24	12.31.23
Interest income
Government securities	21,791,151	92,678,831
Loans and other financing	3,056,311,073	3,376,218,888
To the financial sector	61,255,856	71,775,295
To the non-financial private sector
Overdrafts	303,052,982	383,238,215
Instruments	579,932,926	724,217,420
Mortgage loans	15,336,145	14,071,117
Pledge loans	24,777,246	30,773,149
Consumer loans	305,531,003	283,675,392
Credit cards	431,887,103	610,925,948
Finance leases	10,519,249	17,389,067
Other	1,324,018,563	1,240,153,285
Repo transactions and surety bonds	845,845,984	845,394,681
BCRA	843,419,334	844,167,266
Other financial institutions	2,426,650	1,227,415
TOTAL	3,923,948,208	4,314,292,400
Interest expense
Deposits	(1,686,450,468)	(3,297,336,210)
Checking accounts	(478,789,895)	(686,001,395)
Savings accounts	(18,335,036)	(15,584,182)
Time deposits and investments	(1,189,318,917)	(2,595,721,971)
Other	(6,620)	(28,662)
Financing received from the BCRA and other financial institutions	(2,129,245)	(4,563,861)
Repo transactions and surety bonds	(12,710,894)	(54,412)
BCRA	(688,170)	-
Other financial institutions	(12,022,724)	(54,412)
Other financial liabilities	(12,124,063)	(2,251,187)
TOTAL	(1,713,414,670)	(3,304,205,670)

EXHIBIT Q

(Continued)

BREAKDOWN OF PROFIT OR LOSS

AS OF DECEMBER 31, 2024 AND 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

Interest and adjustments due to application of the effective interest rate of financial assets at fair value through OCI	Income for the year		OCI
	12.31.24	12.31.23	12.31.24	12.31.23
Private debt securities	4,358,370	7,541,862	(8,068,193)	5,154,347
Government debt securities	612,999,472	2,407,475,799	(491,728,480)	638,597,212
TOTAL	617,357,842	2,415,017,661	(499,796,673)	643,751,559
Commission income	Income for the year
	12.31.24	12.31.23
Linked to obligations	154,854,007	183,761,683
Linked to loans	12,741,899	8,690,774
Linked to loan commitments and financial guarantees	1,284,515	1,116,938
Linked to securities	19,324,931	14,576,241
Linked to cards	274,458,562	254,933,228
Linked to insurance	19,779,102	20,981,896
Linked to foreign trade and exchange transactions	25,962,880	23,595,273
TOTAL	508,405,896	507,656,033
Commission expense	Income for the year
	12,31,24	12,31,23
Linked to transactions with securities	(129,096)	(146,816)
Linked to foreign trade and exchange transactions	(61,852,231)	(40,302,506)
Other	(214,625,424)	(216,533,468)
TOTAL	(276,606,751)	(256,982,790)

EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES

AS OF DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

			ECL of remaining life of the financial asset

Accounts	Balances as of 12.31.23	ECL for the following	FI with significant	FI with credit	Monetary gain (loss)	Balances as of 12.31.24
		12 months	increase of	impairment	generated by
			credit risk		allowances

Other financial assets	2,697,967	(44,800)	-	468,523	(1,544,387)	1,577,303

Loans and other financing	104,039,680	51,661,229	17,950,672	66,317,700	(71,062,457)	168,906,824
Other financial institutions	8,269,244	10,540,577	171,675	(24,692)	(5,890,346)	13,066,458
Non-financial Private Sector and Residents Abroad	95,770,436	41,120,652	17,778,997	66,342,392	(65,172,111)	155,840,366
Overdrafts	7,479,954	2,687,648	(372,892)	2,282,884	(5,408,631)	6,668,963
Instruments	8,372,259	9,681,608	299,845	99,264	(5,587,370)	12,865,606
Mortgage loans	7,202,649	298,180	2,142,994	4,919,566	(5,577,461)	8,985,928
Pledge loans	573,563	160,564	211,230	691,277	(358,254)	1,278,380
Consumer loans	21,006,682	9,759,833	5,550,740	24,742,104	(15,098,478)	45,960,881
Credit cards	41,605,159	18,665,015	9,037,637	29,296,203	(30,216,245)	68,387,769
Finance leases	1,023,113	144,371	34,360	69,927	(659,482)	612,289
Other	8,507,057	(276,567)	875,083	4,241,167	(2,266,190)	11,080,550

Other debt securities	213,468	93,444	-	-	(150,063)	156,849

Contingent commitments	13,005,597	14,965,858	3,948,651	575,014	(9,715,265)	22,779,855

TOTAL ALLOWANCES	119,956,712	66,675,731	21,899,323	67,361,237	(82,472,172)	193,420,831

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES

AS OF DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

			ECL of remaining life of the financial asset

Accounts	Balances as of 12.31.22	ECL for the following	FI with significant	FI with credit	Monetary gain (loss)	Balances as of 12.31.23
		12 months	increase of	impairment	generated by
			credit risk		allowances

Other financial assets	2,824,233	1,118,331	-	1,203,712	(2,448,309)	2,697,967

Loans and other financing	141,774,609	30,716,660	10,542,326	65,638,192	(144,632,107)	104,039,680
Other financial institutions	6,109,541	8,752,839	831,055	(5,431)	(7,418,760)	8,269,244
Non-financial Private Sector and Residents Abroad	135,665,068	21,963,821	9,711,271	65,643,623	(137,213,347)	95,770,436
Overdrafts	7,069,178	2,954,916	1,959,542	2,277,672	(6,781,354)	7,479,954
Instruments	5,174,840	9,365,717	694,935	1,047,896	(7,911,129)	8,372,259
Mortgage loans	11,630,684	499,670	2,241,332	4,935,926	(12,104,963)	7,202,649
Pledge loans	1,007,057	467,068	80,241	115,606	(1,096,409)	573,563
Consumer loans	27,796,250	3,134,730	2,731,024	20,653,203	(33,308,525)	21,006,682
Credit cards	68,461,767	9,856,467	1,175,869	29,553,016	(67,441,960)	41,605,159
Finance leases	1,291,342	376,194	251,969	423,492	(1,319,884)	1,023,113
Other	13,233,950	(4,690,941)	576,359	6,636,812	(7,249,123)	8,507,057

Other debt securities	217,591	225,872	-	-	(229,995)	213,468

Contingent commitments	18,270,055	9,665,184	525,194	370,639	(15,825,475)	13,005,597

TOTAL ALLOWANCES	163,086,488	41,726,047	11,067,520	67,212,543	(163,135,886)	119,956,712

PROJECT FOR THE DISTRIBUTION OF EARNINGS

FOR THE FISCAL YEAR ENDED

DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

RETAINED EARNINGS (1)	806,226,813

To Legal Reserve	(70,648,487)

SUBTOTAL 1	735,578,326

Other Comprehensive Income	-
Difference between measurement at amortized cost and at fair market value of government debt securities measured at amortized cost	(117,236)

SUBTOTAL 2	735,578,326

DISTRIBUTABLE BALANCE (2) (3)	735,578,326

To cash dividends	-

To unappropriated retained earnings	-
(1) It includes Optional Reserve for future distributions of earnings in the amount of 452,984,376.

(2) Pursuant to Section 3 - Verification of Liquidity and Solvency and Section 4 - Additional Margins of Capital of revised Text on Distribution of Earnings.

(3) The Board of Directors has decided to postpone the proposal for allocating income for fiscal year 2024 until the next Annual and Extraordinary Shareholders’ Meeting.

The distribution of earnings is contingent upon the approval of the Annual Extraordinary Shareholders’ Meeting. Prior approval of the BCRA is required (Note 44 to the Consolidated Financial Statements). This project for the distribution of earnings may vary in accordance with the aforementioned authorizations.

REPORTING SUMMARY FOR

THE FISCAL YEAR ENDED DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 55 to the consolidated financial statements)

This reporting summary was prepared on the basis of the consolidated financial statements of the Bank prepared in accordance with the financial reporting framework set forth by the BCRA. (Communication “A” 6114 as supplemented by the BCRA). Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on IFRS Accounting Standards (International Financial Reporting Standards) as issued by the IASB (International Accounting Standards Board) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the International Financial Reporting Standards (IFRS), the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

Out of the exceptions set forth by the BCRA to the application of current IFRS Accounting Standards, the following affects the preparation of these consolidated financial statements:

a)	Within the framework of the convergence process to IFRS Accounting Standards established by Communication “A” 6114, as amended and supplemented, the BCRA provided that for fiscal years starting on or after January 1, 2020, financial institutions defined as “Group A” according to BCRA regulations, as such is the case of the Entity, are required to start to apply paragraph 5.5 “Impairment” of IFRS 9 “Financial Instruments” (paragraphs B5.5.1 through B5.5.55) except for exposures to the public sector, considering the exclusion set forth by Communication “A” 6847.

Had the abovementioned paragraph 5.5. “Impairment” been applied in full, according to a global estimate made by the Entity, as of December 31, 2024 and 2023, its shareholders’ equity would have been reduced by 5,104,941 and 20,384,548, respectively.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Entity comply with the IFRS Accounting Standards that have been currently approved and are applicable in the preparation of these consolidated financial statements in accordance with the IFRS Accounting Standards as adopted by the BCRA as per Communication “A” 8164. In general, the BCRA does not allow the early application of any IFRS Accounting Standards, unless otherwise specified.

These financial statements as of December 31, 2024 have been approved by the Board of Directors of Banco BBVA Argentina S.A. on March 5, 2025.

Likewise, the BCRA by means of Communications "A" 6323 and 6324 established guidelines for the preparation and presentation of financial statements of financial entities as from fiscal years beginning on January 1, 2018, including additional information requirements as well as the information to be presented in the form of Exhibits.

As a consequence of the application of those standards, the Bank prepares its financial statements according to the new financial reporting framework set forth by the BCRA as of December 31, 2024 and 2023.

Banco BBVA Argentina S.A. (NYSE; MAE; BYMA: BBAR; Latibex: XBBAR) is a subsidiary of the BBVA Group, its majority shareholder since 1996. In Argentina, it has been one of the major financial institutions since 1886. BBVA Argentina offers retail and corporate banking services to a broad customer base, including individuals, small-to-medium sized companies, and large corporations. As of December 31, 2024, the Entity's total assets, liabilities and shareholders' equity amounted to 14,724,998,779; 12,104,066,606; and 2,578,864,401; respectively.

REPORTING SUMMARY FOR

THE FISCAL YEAR ENDED DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 55 to the consolidated financial statements)

The Entity offers its products and services through a wide multi-channel distribution network with presence in all the provinces in Argentina and the City of Buenos Aires, with more than 3.6 million active customers as of December 31, 2024. That network includes 235 branches providing services to the retail segment and also to small and medium sized-enterprises and organizations.

Corporate Banking is divided by industry sector: Consumers, Heavy Industries and Energy, providing customized services for large companies. To supplement the distribution network, the Entity has 864 ATMs, 880 self-service terminals, 15 in-company banks, one point of Customer service booths. Moreover, it has a telephone banking service, a modern, safe and functional Internet banking platform and a mobile banking app. As regards payroll, Banco BBVA Argentina S.A. has 6,289 employees, including 89 employees of BBVA Asset Management Argentina S.A.U., PSA Finance Argentina Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. (active employees at the end of the month, including structural, temporary and expatriate employees).

The loan portfolio net of allowance for loan losses totaled $ 7,538,571,532 as of December 31, 2024, reflecting a 75.24% increase as compared to the previous year.

As it relates to consumer loans, including mortgage loans, credit cards, consumer loans and pledge loans, the latter jointly with consumer loans increased the most, by 84.73% in the case of pledge loans and 146.23% in consumer loans, compared with December 31, 2023.

Banco BBVA Argentina S.A.'s consolidated market share in private-sector financing was 11.31% at fiscal year- end, based on the BCRA's daily information (principal balance as of the last day of each consolidated quarter).

In terms of portfolio quality, the Bank managed to obtain very good ratios. As for the nonperforming portfolio (nonperforming financing/total financing) stood at 1.13%, with a 177.00% hedge level (total allowances/nonperforming financing) as of December 31, 2024.

The exposure for securities as of December 31, 2024 totaled $ 2,588,382,415, including repos.

In terms of liabilities, customers’ resources totaled $ 9,929,679,125, with a 25.29% increase over the last twelve months.

Banco BBVA Argentina S.A.'s consolidated market share in private-sector financing was 8.72% at fiscal year- end, based on the information provided by the BCRA on a daily basis (principal amount as of the last day of each quarter).

Breakdown of changes in the main income/loss items

Banco BBVA Argentina S.A. recorded an accumulated profit of 357,652,653 as of December 31, 2024, representing a return on average shareholders' equity of 12.49%, a return on average assets of 2.51%, and a return on average liabilities of 3.20%.

Accumulated net interest income totaled 2,933,066,843, down by 17.31% compared to December 2023. Such decrease was driven by less income from interest on government securities and interest on credit cards, offset by less interest on term deposits and interest on checking accounts.

Accumulated net commission income totaled 282,583,325 accounting for a 6.61% decrease compared to December 2023. This decrease was due to lower commissions linked to liabilities and insurance commissions. This decrease in commission income was higher due to increased commissions linked to foreign trade transactions.

REPORTING SUMMARY FOR

THE FISCAL YEAR ENDED DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 55 to the consolidated financial statements)

As concerns accumulated administrative expenses and personnel benefits totaled 1,079,873,320, down by 0.34% vis-a-vis December 2023. This decrease was due to lower expenses for other short-term personnel benefits and remunerations paid by the entity. This decrease was offset by increased expenses for administrative services hired and documents distribution.

Prospects

Significant fiscal and monetary consolidation, together with relative exchange rate stability, have contributed to a process of inflation moderation throughout 2024 in the country. Likewise, after a sharp contraction in the first half of the year, there are clear signs of recovery in economic activity, which after an expected average decline of 2.5% in 2024, would expand by around 5.5% in 2025, according to BBVA Research. The outlook for inflation reduction has been improving every month and the forecast is for it to converge to around 30% or even lower in 2025. Also noteworthy is the drop in country risk, which went from 1,900 bps to less than 700 bps at the end of 2024. On the other hand, one of the main factors of uncertainty is associated with the evolution of the exchange rate and the pace of the removal of exchange regulations, as the peso has recently appreciated more than expected. The banking system continues to grow at a high rate, driven by inflation control and the reforms introduced by the new government.

As of December 2024, the system's peso-denominated private credit grew 234% year-on-year, while BBVA Argentina increased its peso-denominated private loan portfolio by 263%[1]. Both the system and BBVA were able to outpace inflation (which reached 118% year-on-year in December 2024). With this information, we continue to observe a real monthly growth that began in April 2024 for BBVA Argentina and in May for the system. The bank's market share of total currency private loans at consolidated level rose 146 bps from 9.85% in December 2023 to 11.31% in December 2024, maintaining a double-digit share. Based on the latest data available at the BCRA as of November 2024, BBVA Argentina ranked 2nd in the ranking of local banks with private capital with respect to private loans in consolidated terms. Over the last few years, BBVA Argentina increased its market share by 360 bps, above peer group growth. This was made organically, maintaining the Bank’s commitment to focus on the financial intermediation business.

In terms of total currency private deposits, the system grew 116% while the Bank grew 177%, exceeding the level of inflation in the case of BBVA Argentina. BBVA Argentina's consolidated market share of total private deposits was 8.72%, 193 bps higher than the 6.79% of the previous year. BBVA Argentina, according to the latest available data from the BCRA as of November 2024, remained in 3rd position in the ranking of local private equity banks in terms of private deposits at the consolidated level, compared to December 2023. It is worth mentioning that the growth in deposits was directly impacted by the asset regularization law announced in June. In the last five years BBVA Argentina has grown its market share 158 bps, above the growth of the peer group[2].

BBVA Argentina continues to monitor actively its businesses, financial conditions and results of operations and considers itself to be in a competitive position to continue facing the challenges posed by the context. The Bank has a low cost of funding due to the appropriate structure of its deposits, a strong capital and liquidity position and the optimal portfolio quality in relation to the financial system.

During the year, BBVA Argentina's active customers grew 3%, with an outstanding growth of SMEs, which grew 25% since 2023. The growth of this type of customer underpins the Bank's objective of supporting this segment.

With respect to digitalization, our service offering has evolved in such a way that at the end of December 2024, mobile money transactions grew 22% versus the same period of the previous year. In the quarter, the acquisition of new customers by digital means over traditional ones was 88%, while as of December 2023 it was approximately 78%.

[1] Source: BCRA siscen reporting regime as of December 30, 2024. Principal balances as of the last day of each period, in nominal terms.

[2] Source: BCRA Financial institutions report. Latest information available November 2024 for peers. BBVA as of December 2024. Galicia bank only. Banco Macro includes Itaú as from November 2024. Peer Group: SAN + GAL + BMA

REPORTING SUMMARY FOR

THE FISCAL YEAR ENDED DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 55 to the consolidated financial statements)

Regarding ESG, BBVA Argentina has a corporate responsibility with society, inherent to the Bank's business model, which promotes financial inclusion and education and supports scientific research and culture. As part of the 2024 initiatives, BBVA Argentina certified as sustainable ten export pre-financing operations and financial loans for exporters to the wine company Peñaflor Group for a total of US$64.8 million.

Finally, BBVA Argentina continues to actively monitor its businesses, the financial conditions, and results of its operations to maintain a competitive position and face the challenges of a pivotal year for Argentina.

The goal for 2025 will consist in maintaining the solid position developed by the Bank, within the framework of year of transition for the country, and legislative elections.

REPORTING SUMMARY FOR

THE FISCAL YEAR ENDED DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 55 to the consolidated financial statements)

CONSOLIDATED BALANCE SHEET STRUCTURE COMPARATIVE
WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

	12.31.24	12.31.23	12.31.22	12.31.21	12.31.20

Total assets	14,724,998,779	13,336,901,096	13,283,379,855	13,608,272,092	13,717,064,568

Total liabilities	12,104,066,606	10,235,659,800	10,802,225,658	11,460,262,065	11,648,350,385

Shareholders’ Equity Parent	2,578,864,401	3,062,113,355	2,444,512,923	2,105,654,610	2,026,082,214

Shareholders’ Equity Minority interest	42,067,772	39,127,941	36,641,274	42,355,417	42,631,969

Total liabilities + Shareholders’ Equity Parent
+ Shareholders’ Equity Minority interest	14,724,998,779	13,336,901,096	13,283,379,855	13,608,272,092	13,717,064,568

REPORTING SUMMARY FOR

THE FISCAL YEAR ENDED DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 55 to the consolidated financial statements)

CONSOLIDATED STATEMENT OF INCOME STRUCTURE COMPARATIVE
WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

	12.31.24	12.31.23	12.31.22	12.31.21	12.31.20

Net interest income	2,933,066,843	3,547,206,077	2,301,830,061	1,635,893,042	1,552,347,443

Net commission income	282,583,325	302,592,986	316,975,192	312,633,935	244,046,369

Net income/(loss) from measurement of financial instruments at fair value through profit or loss	147,665,951	(52,237,951)	123,262,398	57,653,363	157,833,443
Net income/(loss) from write-down of assets at amortized cost and at fair value through OCI	241,671,545	88,391,254	1,966,215	(1,615,473)	(46,055,134)
Foreign exchange and gold gains	54,636,460	457,541,435	54,772,068	73,174,566	124,171,595
Other operating income	142,790,472	146,440,914	143,506,294	106,884,995	125,165,823
Loan loss allowance	(217,655,681)	(166,331,128)	(132,101,795)	(109,207,257)	(197,986,921)

Net operating income	3,584,758,915	4,323,603,587	2,810,210,433	2,075,417,171	1,959,522,618

Personnel benefits	(515,595,297)	(540,272,252)	(460,972,643)	(413,611,972)	(405,129,649)
Administrative expenses	(564,278,023)	(543,241,537)	(462,086,631)	(428,412,461)	(375,235,366)
Asset depreciation and impairment	(79,611,677)	(62,448,521)	(74,412,269)	(73,731,823)	(81,069,624)
Other operating expenses	(495,272,747)	(575,555,894)	(416,952,764)	(352,674,037)	(327,400,383)

Operating income	1,930,001,171	2,602,085,383	1,395,786,126	806,986,878	770,687,596

Income/(loss) from associates and joint ventures	50,755	2,518,723	(3,163,437)	(552,863)	5,440,841

Loss on net monetary position	(1,485,575,930)	(1,946,902,761)	(973,154,085)	(527,944,170)	(392,717,253)

Income before income tax from continuing activities	444,475,996	657,701,345	419,468,604	278,489,845	383,411,184

Income tax from continuing activities	(86,823,343)	(298,525,376)	(26,600,661)	1,053,802	(163,490,580)

Net income from continuing activities	357,652,653	359,175,969	392,867,943	279,543,647	219,920,604

Net income for the year	357,652,653	359,175,969	392,867,943	279,543,647	219,920,604

REPORTING SUMMARY FOR

THE FISCAL YEAR ENDED DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 55 to the consolidated financial statements)

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME STRUCTURE COMPARATIVE
WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

	12.31.24	12.31.23	12.31.22	12.31.21	12.31.20

Net income for the period	357,652,653	359,175,969	392,867,943	279,543,647	219,920,604

Other comprehensive income components to be reclassified to income/(loss) for the period:

Share in Other Comprehensive Income from associates and joint ventures at equity method

Income for the period on the Share in OCI from associates and joint ventures at equity method-	-	-	739,274	(47,063)	(4,331,177)

	-	-	739,274	(47,063)	(4,331,177)

Profit or losses from financial instruments at fair value through OCI

Income / (Loss) for the period from financial instruments at fair value through OCI	(381,707,896)	724,028,277	(84,499,268)	9,085,428	99,431,499
Reclassification adjustment for the period	(122,608,090)	(75,817,890)	(1,845,975)	1,413,437	46,054,914
Income tax	173,711,328	(220,876,116)	25,808,135	(2,638,649)	(41,278,477)

	(330,604,658)	427,334,271	(60,537,108)	7,860,216	104,207,936

Other comprehensive income components not to be reclassified to income/(loss) for the period:

Income or loss on equity instruments at fair value through OCI

Income from financial instruments at fair value through OCI	144,175	3,013,301	(256,799)	(172,290)	(326,548)
Income tax	-	-	-	-	35,743

	144,175	3,013,301	(256,799)	(172,290)	(290,805)

Total Other Comprehensive Income / (Loss) for the period	(330,460,483)	430,347,572	(60,054,633)	7,640,863	99,585,954

Total comprehensive income / (loss)	27,192,170	789,523,541	332,813,310	287,184,510	319,506,558

Total Comprehensive income / (loss):
Attributable to owners of the Parent	24,252,339	787,188,041	338,785,074	287,460,921	319,754,999
Attributable to non-controlling interests	2,939,831	2,335,500	(5,971,764)	(276,411)	(248,441)

REPORTING SUMMARY FOR

THE FISCAL YEAR ENDED DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 55 to the consolidated financial statements)

CONSOLIDATED CASH FLOW STRUCTURE COMPARATIVE
WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

	12.31.24	12.31.23	12.31.22	12.31.21	12.31.20

Total cash flows generated by/(used in) operating activities	2,589,698,920	1,309,825,026	766,655,594	1,541,699,687	(269,391,396)

Total cash flows used in investing activities	(162,395,703)	(93,627,578)	(184,130,643)	(99,038,618)	(47,400,868)

Total cash flows generated by/(used in) financing activities	124,391,616	(57,614,778)	(57,628,494)	(70,903,603)	(141,680,445)

Effect of exchange rate changes	(541,852,227)	1,247,476,057	8,219,631	(304,266,588)	208,704,559

Effect of net monetary income/(loss) of cash and cash equivalents	(1,674,877,900)	(1,926,374,406)	(1,408,077,507)	(1,216,100,313)	(958,992,569)

Total cash (used in)/generated during the year	334,964,706	479,684,321	(874,961,419)	(148,609,435)	(1,208,760,719)

STATISTICAL DATA COMPARATIVE
WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Variation of balances over the previous fiscal year)

	12.31.24 / 12.31.23	12.31.23 / 12.31.22	12.31.22 / 12.31.21	12.31.21 / 12.31.20

Total loans	75.24%	(11.53) %	(2.88) %	(10.10) %

Total deposits	25.29%	(11.05) %	(4.78) %	5.49%

Income/(loss)	(0.42) %	(8.58) %	40.54%	27.11%

Shareholders' Equity	(15.49) %	24.99%	15.51%	3.83%

REPORTING SUMMARY FOR

THE FISCAL YEAR ENDED DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 55 to the consolidated financial statements)

	RATIOS COMPARATIVE
	WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS

	12.31.24	12.31.23	12.31.22	12.31.21	12.31.20

Solvency (a)	21.65%	30.30%	22.97%	18.74%	17.76%

Liquidity(b)	54.13%	91.25%	77.31%	76.37%	67.45%

Tied-up capital(c)	33.08%	27.65%	34.45%	35.69%	36.08%

Indebtedness (d)	4.62	3.30	4.35	5.34	5.63

(a) Shareholders’ Equity/Liabilities.
(b) Sum of cash and deposits in banks, debt securities at fair value through profit or loss (excluding private securities), net repo transactions and other debt securities/deposits.
(c) Sum of property and equipment, miscellaneous assets and intangible assets/Shareholders’ Equity.
(d) Total liabilities/Shareholders' Equity.

Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

AUDIT REPORT ISSUED BY THE INDEPENDENT AUDITOR ON THE CONSOLIDATED FINANCIAL STATEMENTS

To the Directors of

BANCO BBVA ARGENTINA S.A.

CUIT (Argentine tax identification number): 30-50000319-3

Registered office: Av. Córdoba 111

City of Buenos Aires

I. Report on the audit of the financial statements

Opinion

1.	We have audited the accompanying consolidated financial statements of BANCO BBVA ARGENTINA S.A. (the “Bank”) and its subsidiaries, which comprise: (a) the consolidated statement of financial position as of December 31, 2024; (b) the consolidated statements of income and other comprehensive income, the changes in shareholders’ equity, and cash flows for the fiscal year then ended, and (c) explanatory information on the financial statements, which include the significant accounting policies, and other explanatory information included in the supplementary notes and exhibits.

2.	In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of BANCO BBVA ARGENTINAS.A. and its subsidiaries as of December 31, 2024, as well as its comprehensive income, the changes in shareholder´s equity and cash flows for the year then ended, in accordance with the accounting information framework established by the Central Bank of Argentina (“BCRA”), as indicated in the section “Responsibilities of the Bank’s Board of Directors and Management for the financial statements.”

Basis of the opinion

3.	We have conducted our audit in accordance with the auditing standards established in Technical Resolution No. 37 of the Argentine Federation of Professional Councils of Economic Sciences (“FACPCE”) and with the “Minimum Standards for External Audits for Financial Institutions” issued by the BCRA. Our responsibilities under those standards are described below in the section “Auditor’s responsibilities on the audit of the financial statements.” We are independent from the Bank and we have complied with the other ethical responsibilities in accordance with the Code of Ethics issued by the Professional Council of Economic Sciences of the City of Buenos Aires and Technical Resolution No. 37 of the FACPCE. We believe that the judgmental evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

A member firm of Ernst & Young Global Limited

Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

Emphasis on certain issues disclosed in the financial statements

4.	We would like to draw attention to the information contained in note 2 “Basis for the preparation of these financial statements and applicable accounting standards”, in which the Bank quantifies the effects of the application of section 5.5. “Impairment in value” of International Financial Reporting Standard (“IFRS”) 9 “Financial instruments” would have to financial assets that include exposures to the public sector, which were temporarily excluded from such application by Communication “A” 6847 of the BCRA, which is explained in such note.

This issue does not modify the opinion expressed in paragraph 2, but it should be taken into account by the users who utilize the IFRS Accounting Standards issued by the IASB (International Accounting Standard Board) for the interpretation of the financial statements mentioned in paragraph 1.

5.	As further explained in Note 55. to the consolidated financial statements mentioned in paragraph 1., certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the financial reporting framework set forth by the BCRA but may not conform with the accounting principles generally accepted in other countries.

Information other than the financial statements and the related auditor´s report (“Other information”)

6.	“Other information” comprises the information included in the Summary of events submitted to comply with CNV (Argentine Securities Commission) regulations, and in the Board of Directors’ Letter to the Shareholders. This information is not included in the financial statements and our related auditor´s report. The Board of Directors is responsible for the other information.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of conclusion that provides a degree of assurance on it.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is significant inconsistency between the other information and the financial statements, or our knowledge obtained by us in the audit, or whether for any other reason there appears to be a significant misstatement. If, based on the work we have performed, we conclude that there is a significant misstatement of this other information, we are required to report it. We have nothing to report in this regard.

A member firm of Ernst & Young Global Limited

Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

Other matters

7.	We have issued separately an audit report on the separate financial statements of BANCO BBVA ARGENTINA S.A. as of the same date and for the same period indicated in paragraph 1.

Responsibilities of the Bank’s Board of Directors and Management for the financial statements

8.	The Bank’s Board of Directors and Management are responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the accounting reporting framework established by the BCRA which, as indicated in note 2 to the financial statements mentioned on paragraph 1, is based on IFRS Accounting Standards as issued by the IASB and adopted by the FACPCE, and subject to the temporary exceptions and provisions established by the BCRA explained in such note. In addition, the Bank’s Board of Directors and Management are also responsible for the internal control that they may deem necessary for the consolidated financial statements to be prepared free of material misstatements, whether due to fraud or error.

In preparing the consolidated financial statements, the Board of Directors and Management are also responsible for assessing the Bank’s ability to continue as a going concern, disclosing, as the case may be, the matters related to this issue and using this basis of accounting unless the Board either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

Auditor’s responsibilities on the audit of the financial statements

9.	Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from significant misstatement, whether due to fraud or error, and to issue an auditor´s report that includes our opinion. Reasonable assurance is a high degree of assurance but is not a guarantee that an audit performed in accordance with FACPCE Technical Resolution No. 37 and with the “Minimum Standards on External Audits” issued by the BCRA will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken based on the consolidated financial statements.

A member firm of Ernst & Young Global Limited

Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

As part of the audit performed in accordance with FACPCE TR No. 37 and the Minimum Standards on External Audits” issued by the BCRA, we applied our professional judgment, and we maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank's internal control.

•	Evaluate the appropriateness of the accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors and Management.

•	Conclude on the appropriateness of the Board´s of Directors and Management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank's ability to continue as a going concern. If we conclude that there is a material uncertainty, we are required to draw attention in our audit report to the information disclosed in the consolidated financial statements, or if those disclosures are not appropriate, to express a qualified opinion. Our conclusions are based on the evidence obtained through the date of our audit report. However, future events or conditions may cause the Bank to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

A member firm of Ernst & Young Global Limited

Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

•	Obtain sufficient and appropriate audit evidence relating to the financial information of the entities and business activities within the Bank to express an opinion on the consolidated financial statements. We are responsible for managing, supervising and conducting the audit of the consolidated financial statements. We are solely responsible for our audit opinion.

We communicate with the Board of Directors and Management regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

II. Report on other legal and regulatory requirements

In compliance with current requirements, we further report that:

a)	The financial statements mentioned in paragraph 1 are being transcribed to the Book of Balance Sheets for Publication of BANCO BBVA ARGENTINA S.A. and, in our opinion, have been prepared, in all material respects, in conformity with the applicable provisions of Argentine General Business Associations Law, and with CNV regulations.

b)	The separate financial statements of BANCO BBVA ARGENTINA as of December 31, 2024, are being transcribed to the Book of Balance Sheets for Publication and result from books kept, in their formal respects, in conformity with current regulations as mentioned in note 2.7. to the consolidated financial statements, and under the conditions established in CNV Resolution No. DI-2021-6-APN-GRC#CNV dated February 25, 2021.

c)	As of December 31, 2024, liabilities accrued in employer and employee contributions to the Integrated Pension Fund System resulting from the Bank’s accounting books amounted to ARS 5,975,193,358, none of which was due and payable as of that date.

d)	As stated in note 48 to the consolidated financial statements as of such date, the Bank carries shareholders’ equity and a contra account to eligible assets that exceed the minimum amounts required by relevant CNV regulations for these items as of December 31, 2024.

A member firm of Ernst & Young Global Limited

Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

e)	During the fiscal year ended December 31, 2024, we billed fees for audit services provided to BANCO BBVA ARGENTINA S.A., representing 95.9% of the total amount billed to the Bank on any and all accounts, We also report that such fees represent 67.9% of the total audit fees and 64.2% of the total amount on any and all accounts, both billed to the Bank and its related companies.

City of Buenos Aires

March 5, 2025

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

JAVIER J. HUICI
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 272 - Fo. 27

A member firm of Ernst & Young Global Limited

Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

AUDIT REPORT ISSUED BY THE INDEPENDENT AUDITOR ON THE SEPARATE FINANCIAL STATEMENTS

To the Directors of

BANCO BBVA ARGENTINA S.A.

CUIT (Argentine tax identification number): 30-50000319-3

Registered office: Av. Córdoba 111

City of Buenos Aires

I. Report on the audit of the financial statements

Opinion

1.	We have audited the accompanying separate financial statements of BANCO BBVA ARGENTINA S.A. (the “Bank”), which comprise: (a) the separate statement of financial position as of December 31, 2024; (b) the separate statements of income and other comprehensive income, changes in shareholders’ equity, and cash flows for the fiscal year then ended, and (c) explanatory information on the financial statements, which include the significant accounting policies, and other explanatory information included in the supplementary notes and exhibits.

2.	In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of BANCO BBVA ARGENTINA S.A. as of December 31, 2024, as well as its comprehensive income, the changes in shareholders´ equity and cash flows for the year then ended, in accordance with the accounting information framework established by the Central Bank of Argentina (“BCRA”), as indicated in the section “Responsibilities of the Bank’s Board of Directors and Management for the financial statements.”

Basis of the opinion

3.	We have conducted our audit in accordance with the auditing standards established in Technical Resolution No. 37 of the Argentine Federation of Professional Councils of Economic Sciences (“FACPCE”) and with the “Minimum Standards for External Audits for Financial Institutions” issued by the BCRA. Our responsibilities under those standards are described below in the section “Auditor’s responsibilities on the audit of the financial statements.” We are independent from the Bank and we have complied with the other ethical responsibilities in accordance with the Code of Ethics issued by the Professional Council of Economic Sciences of the City of Buenos Aires and Technical Resolution No. 37 of the FACPCE. We believe that the judgmental evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

A member firm of Ernst & Young Global Limited

Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

Emphasis on certain issues disclosed in the financial statements

4.	We would like draw attention to the information contained in note 2 “Basis for the preparation of these financial statements and applicable accounting standards” in which the Bank quantifies the effects of the application of section 5.5. “Impairment in value” of International Financial Reporting Standard (“IFRS”) 9 “Financial instruments” would have to financial assets that include exposures to the public sector, which were temporarily excluded from such application by Communication “A” 6847 of the BCRA, which is explained in such note.

This issue does not modify the opinion expressed in paragraph 2, but it should be taken into account by the users who utilize the IFRS Accounting Standards issued by the IASB (International Accounting Standard Board) for the interpretation of the financial statements mentioned in paragraph 1.

5.	As further explained in Note 41. to the separate financial statements mentioned in paragraph 1., certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the financial reporting framework set forth by the BCRA but may not conform with the accounting principles generally accepted in other countries.

Information other than the financial statements and the related auditor´s report (“Other information”)

6.	“Other information” comprises the information included in in the Board of Directors’ Letter to the Shareholders. This information is not included in the financial statements and our related auditor´s report. The Board of Directors is responsible for the other information.

Our opinion on the separate financial statements does not cover the other information and we do not express any form of conclusion that provides a degree of assurance on it.

In connection with our audit of the separate financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is significant inconsistency between the other information and the financial statements, or our knowledge obtained by us in the audit, or whether for any other reason there appears to be a significant misstatement. If, based on the work we have performed, we conclude, within our competence, that there is a significant misstatement in other information, we are required to report it. We have nothing to report in this regard.

A member firm of Ernst & Young Global Limited

Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

Other matters

7.	We issued separately an audit report on the consolidated financial statements of BANCO BBVA ARGENTINA S.A. and its subsidiaries as of that same date and for the same period mentioned in paragraph 1.

Responsibilities of the Bank’s Board of Directors and Management for the financial statements

8.	The Bank’s Board of Directors and Management are responsible for the preparation and fair presentation of the separate financial statements in accordance with the accounting reporting framework established by the BCRA which, as indicated in note 2 to the financial statements mentioned on paragraph 1, is based on IFRS Accounting Standards as issued by the IASB and adopted by the FACPCE, and subject to the temporary exceptions and provisions established by the BCRA explained in such note. In addition, the Bank’s Board of Directors and Management are also responsible for the internal control that they may deem necessary for the separate financial statements to be prepared free of material misstatements, whether due to fraud or error.

In preparing the separate financial statements, the Board of Directors and Management are also responsible for assessing the Bank’s ability to continue as a going concern, disclosing, as the case may be, the matters related to this issue and using this basis of accounting unless the Board either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

Auditor’s responsibilities on the audit of the financial statements

9.	Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from significant misstatement, whether due to fraud or error, and to issue an auditor´s report that includes our opinion. Reasonable assurance is a high degree of assurance but is not a guarantee that an audit performed in accordance with FACPCE Technical Resolution No. 37 and with the “Minimum Standards on External Audits” issued by the BCRA will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken based on the separate financial statements.

As part of an audit performed in accordance with FACPCE Technical Resolution No. 37 and the “Minimum Standards on External Audits” issued by the BCRA, we applied our professional judgment, and we maintain professional skepticism throughout the audit. We also:

A member firm of Ernst & Young Global Limited

Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

•	Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank's internal control.

•	Evaluate the appropriateness of the accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors and Management.

•	Conclude on the appropriateness of the Board´s of Directors and Management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank's ability to continue as a going concern. If we conclude that there is a material uncertainty, we are required to draw attention in our audit report to the information disclosed in the separate financial statements, or if those disclosures are not appropriate, to express a qualified opinion. Our conclusions are based on the evidence obtained through the date of our audit report. However, future events or conditions may cause the Bank to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with the Board of Directors and Management regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

II. Report on other legal and regulatory requirements

In compliance with current requirements, we further report that:

A member firm of Ernst & Young Global Limited

Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

a)	In our opinion, the financial statements mentioned in paragraph 1 were prepared, in all material respects, in conformity with the applicable provisions of Argentine General Business Associations Law and with CNV (Argentine Securities Commission) regulations.

b)	The separate financial statements mentioned in paragraph 1 are being transcribed to the Book of Balance Sheets for Publication and result from books kept, in their formal respects, in conformity with current regulations as mentioned in note 2.7. to the consolidated financial statements, and under the conditions established in CNV Resolution No. DI-2021-6-APN-GRC#CNV dated February 25, 2021.

c)	As of December 31, 2024, liabilities accrued in employer and employee contributions to the Integrated Pension Fund System resulting from the Bank’s accounting books amounted to ARS 5,975,193,358, none of which was due and payable as of that date.

d)	As stated in note 48 to the consolidated financial statements as of such date, the Bank carries shareholders’ equity and a contra account to eligible assets that exceed the minimum amounts required by relevant CNV regulations for these items as of December 31, 2024.

e)	During the fiscal year ended December 31, 2024, we billed fees for audit services provided to BANCO BBVA ARGENTINA S.A., representing 95.9% of the total amount billed to the Bank on any and all accounts. We also report that such fees represent 67.9% of the total audit fees and 64.2% of the total amount on any and all accounts, both billed to the Bank and its related companies.

City of Buenos Aires

March 5, 2025

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

JAVIER J. HUICI
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 272 - Fo. 27

A member firm of Ernst & Young Global Limited

SUPERVISORY COMMITTEE’S REPORT

To the Shareholders of

Banco BBVA Argentina S.A.

Registered address: Av. Córdoba 111

City of Buenos Aires

In our capacity as members of the Supervisory Committee of BANCO BBVA ARGENTINA S.A. (hereinafter, either “BBVA” or the “Entity”) designated at the Annual and Extraordinary Shareholders’ Meeting held on April 26, 2024, and in compliance with the terms of Section 294 of the Argentine Companies Law No. 19.550, we have reviewed the financial statements for the fiscal year ended December 31, 2024 comparatively presented, the statement of financial position, the consolidated statements of income, other comprehensive income, changes in shareholders' equity and the consolidated statement of cash flows for the year then ended, and certain exhibits and notes thereto.

In addition, we have analyzed the following separate statements: of financial position, of income, of other comprehensive income, of changes in shareholders’ equity and of cash flows for the fiscal year then ended, and certain exhibits and notes.

The Entity is responsible for the preparation and presentation of the above-mentioned financial statements in accordance with the accounting standards applicable to financial institutions established by the Argentine Central Bank (BCRA), as well as for the design, implementation and maintenance of such internal control as the Entity might deem appropriate to prepare its financial statements free from material misstatements.

I.	DOCUMENTS SUBJECT TO EXAMINATION

i.	Financial statements for the fiscal year ended on December 31, 2024, presented on a comparative basis.
ii.	Consolidated Statement of Financial Position
iii.	Consolidated Statement of Income
iv.	Consolidated Statement of Other Comprehensive Income
v.	Consolidated Statement of Changes in Shareholders' Equity.
vi.	Consolidated Statement of Cash Flows.
vii.	Notes.
viii.	Exhibits
ix.	Separate Statement of Financial Position.
x.	Separate Statement of Income
xi.	Separate Statement of Other Comprehensive Income.
xii.	Separate Statement of Changes in Shareholders' Equity.
xiii.	Separate Statement of Cash Flows.
xiv.	Notes.
xv.	Exhibits

II.	SCOPE OF OUR EXAMINATION

We performed our examination in accordance with the standards on statutory audit in force. Such standards require that we examine the financial statements referred to in paragraph I in accordance with applicable generally accepted accounting principles in Argentina, and that we verify the consistency of the documents subject to review with the information on corporate decisions disclosed in minutes, and the compliance of such decisions with the Law and the corporate by-laws in all formal and documentary aspects.

In conducting our examination of the documents detailed in paragraph I, we have considered the work performed by the external auditors PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A., who issued their auditor reports on March 5, 2025 including an unqualified opinion and an emphasis of matter paragraph concerning certain issues disclosed in the financial statements, which are described in paragraph III of this report.

An audit entails performing procedures on a selective basis to obtain audit evidence about the disclosures included in the financial statements. The selected procedures depend on the professional judgment, including the assessment of the risk of material misstatements in the financial statements.

In performing such risk assessment, we have considered the Entity's existing internal control on the preparation and presentation of the financial statements in order to select the appropriate auditing procedures in light of the circumstances, but not in order to render an opinion on the effectiveness of such internal control. An audit also involves assessing the accounting criteria used by the Entity, the material estimates made by the Board of Directors, and the overall presentation of the financial statements.

Therefore, we consider that valid and sufficient judgment elements are obtained in order to support our professional opinion.

III.	EMPHASIS MATTER

In Note 2 to the consolidated and separate financial statements, “Basis for the preparation of these Financial Statements and applicable accounting standards, where the Bank quantifies the effects of the application of section 5.5 “Impairment” of IFRS 9 “Financial instruments” to financial assets that comprise exposures to the public sector, which were temporarily excluded from such application through BCRA Communication “A” 6847, which are explained in the note.

These matters do not change the opinion expressed but they should be taken into account by those who use IFRS for the interpretation of the financial statements indicated in paragraph 1.

IV.	OPINION

We have examined the Entity's consolidated and separate financial statements as of December 31, 2024 and, in our opinion, the accompanying financial statements present fairly, in all material aspects, the financial position of BBVA Argentina S.A. as of December 31, 2024, as well as their profits and losses, changes in shareholders' equity, and cash flows for the fiscal year then ended in accordance with the financial reporting framework established by the BCRA which is described in note 2 to such financial statements.

V.	INFORMATION REQUIRED BY APPLICABLE PROVISIONS

We hereby report that the figures disclosed in the accompanying financial statements arise from the Entity's financial records which have been kept, in all formal aspects, in accordance with applicable legal and regulatory standards. Furthermore, the financial statements are pending transcription into the Financial Statements for Reporting Purposes book, and considering what was mentioned in Note 2.7 to the consolidated financial statements, they arise from accounting records kept, in all formal aspects, in accordance with the laws in force and the conditions set forth in Resolution No. DI-2021-6-APN-GRC#CNV of the CNV dated February 25, 2021.

We further represent that, during the reporting year, we have carried out all duties, to the extent applicable, set forth in Section 294 of Law No. 19550, including attending Board of Directors' meetings.

We have also reviewed the directors’ compliance with performance bonds and they are conforming to the provisions of General Resolution No. 15/204 of the Argentine Superintendence of Corporations (IGJ).

We further represent that any member of this Supervisory Committee is individually authorized to sign, on behalf of such committee, all documents referred to in the first paragraph herein and all copies of this report.

City of Buenos Aires, March 5, 2025.

GONZALO J. VIDAL DEVOTO

ATTORNEY-AT-LAW

C.P.A.C.F. Volume°97- Page° 910

FOR THE SUPERVISORY COMMITTEE